Exhibit 99.2

CANADIAN SATELLITE RADIO HOLDINGS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD FEBRUARY 17, 2011

AND

MANAGEMENT INFORMATION CIRCULAR

Our annual and special meeting of shareholders will be held
at 2:00 p.m. (Toronto time) on February 17, 2011 at
Ivey ING Direct Leadership Centre,
Exchange Tower, Ground Floor
130 King Street West, Toronto, Ontario, M5X 1A9.

As a holder of Class A Subordinate Voting Shares
or Class B Voting Shares of Canadian Satellite Radio
Holdings Inc., you have the right to vote your shares,
either by proxy or in person at the meeting.

These materials are important and require your immediate attention. They require shareholders of Canadian Satellite Radio Holdings Inc. (the “Company”) to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you are a Registered Shareholder and have any questions or require more information with regard to voting your shares, please contact the Company’s transfer agent, CIBC Mellon Trust Company at (416) 643-5500 or by email at inquiries@cibcmellon.com. If you are Non-Registered Shareholder please contact your broker or agent.

January 12, 2011

Canadian Satellite Radio Holdings Inc. Third Floor, 590 King Street West Toronto, Ontario M5V 1M3 416-361-1575 (t) 416-361-6018 (f)
January 12, 2011

Dear Shareholders:

You are invited to attend the annual and special meeting of the holders of Class A subordinate voting shares and Class B voting shares of Canadian Satellite Radio Holdings Inc., or CSR, which will be held at Ivey ING Director Leadership Centre, Ground Floor, 130 King Street West, Toronto, Ontario, M5X 1A9 on Thursday, February 17, 2011, at 2:00 p.m. (Toronto time).

As you are aware, on November 24, 2010, CSR (the parent company of XM Canada) and Sirius Canada Inc. entered into a securities purchase agreement to combine the companies in a merger of equals with a combined enterprise value of approximately C$520 million (as at the date of announcement), which includes total debt of approximately C$150 million.

Together, Sirius Canada and XM Canada will create a stronger platform for future innovation within the audio entertainment industry through key content and programming relationships and distribution agreements with every major automaker and retailers nationwide. Subscribers will continue to be offered a broad range of commercial-free music, plus exclusive sports coverage, news, talk and entertainment programming and a best-of-both channel package over time.

CSR believes that the combination transaction will create a leading Canadian media company and nationwide audio entertainment provider that will benefit from a highly experienced management team with extensive industry knowledge in media and broadcast operations, consumer electronics, customer care and subscriber management, automotive engineering and information technology.

At the annual and special meeting, shareholders will be asked to consider and vote upon, among other things, the issuance from treasury of shares representing a 58.0% equity interest in CSR (on a partially diluted basis) immediately following closing of the combination transaction, to be issued as partial payment of the purchase price payable in connection with the combination transaction.

The approximate ownership interest in CSR immediately following closing will be as follows (all figures expressed on a non-diluted basis): CSRI Inc., or CSRI, an entity controlled by John I. Bitove, the Executive Chairman of CSR, 30.0% voting interest (22.7% equity interest); Canadian Broadcasting Corporation/Radio-Canada, or CBC, 20.2% voting interest (15.0% equity interest); Slaight Communications Inc., or Slaight, 20.2% voting interest (15.0% equity interest); Sirius XM Radio Inc., or Sirius XM, 25.0% voting interest (37.1% equity interest); with the remainder being widely held.

Subject to shareholder approval, following closing of the combination transaction, CSR’s board of directors will consist of nine directors, including two directors nominated by each of CSRI and Sirius XM, one director nominated by each of CBC and Slaight and three independent members. John I. Bitove will be Executive Chairman of CSR. Subject to Canadian Radio-television and Telecommunications Commission (CRTC) approval of the combination transaction, Mark Redmond, the current President and CEO of Sirius Canada, will be President and CEO, and Michael Washinushi, the current CFO of XM Canada, will be CFO.

The companies will continue to operate independently until closing. The combination transaction is subject to, among other things, the approval of disinterested shareholders (i.e. excluding the votes of Sirius XM and its affiliates) at the meeting, a refinancing of CSR’s current indebtedness, regulatory review and approvals, including CRTC approval, as well as the satisfaction of certain other conditions that are customary for a transaction of this nature, all as more particularly described in the accompanying management information circular.

CSRI currently holds a 77.0% voting interest in CSR (on a non-diluted basis), and has entered into a voting support agreement with Sirius Canada and its shareholders pursuant to which it has committed to vote all of its shares of CSR in favour of the combination transaction, subject to certain terms and conditions, thereby assuring shareholder approval of the combination transaction (subject to unforeseen circumstances).

CSR’s board of directors, based on the unanimous recommendation of a committee of independent directors, has recommended that shareholders vote in favour of the combination transaction. National Bank Financial Inc. acted as financial advisor to CSR and the CSR board of directors. Canaccord Genuity Corp. acted as financial advisor to the CSR board of directors and the CSR committee of independent directors and has rendered an opinion, subject to the assumptions and limitations described therein, that the consideration to be paid pursuant to the combination transaction is fair, from a financial point of view, to CSR and its shareholders.

The accompanying management information circular provides a detailed description of the combination transaction as well as information regarding CSR and Sirius Canada. Please give this material your careful consideration. If you require assistance, consult your financial or other professional advisors.

On behalf of CSR’s board of directors, management and employees, I would like to thank you for your consideration of these important transactions and for your continued support of our company. We look forward to seeing you at the meeting.

Yours very truly,

John I. Bitove
Executive Chairman

CANADIAN SATELLITE RADIO HOLDINGS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 17, 2011

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A subordinate voting shares (the “Class A Shares”) and Class B voting shares (the “Class B Shares”, and together with the Class A Shares, the “Shares”) of Canadian Satellite Radio Holdings Inc. (the “Company”) will be held at Ivey ING Director Leadership Centre, Ground Floor, 130 King Street West, Toronto, Ontario, M5X 1A9 on Thursday, February 17, 2011 at 2:00 p.m. (Toronto time) for the following purposes:

(1)	to receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2010, together with the auditors’ report thereon;

(2)	to elect the directors of the Company;

(3)	to re-appoint the auditors of the Company and authorize the directors to fix its remuneration;

(4)
to consider and, if thought fit, to pass ordinary resolutions (the “Share Issuance Resolutions”), the full text of which are set forth in Appendix “B” to the management information circular dated January 12, 2011 (the “Circular”), approving, among other things, the issuance from treasury of Shares representing a 58.0% equity interest in the Company (on a partially diluted basis) immediately following closing of the combination transaction (the “Combination Transaction”), all as more particularly described in the Circular;

(5)
to consider and, if thought fit, to pass ordinary resolutions (the “New Board Resolutions”), the full text of which are set forth in Appendix “C” to the Circular, approving the appointment of a new slate of directors of the Company, to be conditional on, and effective as of, the closing of the Combination Transaction, all as more particularly described in the Circular;

(6)
to consider and, if thought fit, to pass special resolutions (the “Articles of Amendment Resolutions”), the full text of which are set forth in Appendix “D” to the Circular, approving certain amendments to the Company’s articles, to be conditional on, and effective as of, the closing of the Combination Transaction, all as more particularly described in the Circular; and

(7)	to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

Accompanying this Notice of Meeting are a copy of the Circular, a form of proxy, and the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2010 and Management’s Discussion and Analysis thereon. These materials, as well as the Company’s Annual Information Form on Form 20-F, can also be viewed under the Company’s profile at www.sedar.com. If you wish to receive a hard copy of any of these materials, please contact us at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

The Company’s board of directors has fixed the close of business on January 10, 2011 as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. No Shareholders becoming Shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

Whether or not you expect to attend the Meeting, please exercise your right to vote. Shareholders who have voted by proxy may still attend the Meeting.

Registered Shareholders are requested to complete, date, sign and return (in the pre-paid return envelope provided for that purpose) the form of proxy printed on YELLOW paper. You may also vote your Shares by proxy by appointing another person to attend the Meeting and vote your Shares for you. To be valid, the enclosed form of proxy must be signed and received by the proxy department of the Company’s transfer agent, CIBC Mellon Trust Company, by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at (416) 368-2502 or toll-free in North America at 1-866-781-3111, not later than 5:00 p.m. (Toronto time) on February 15, 2011, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day before any adjournment or postponement of the Meeting. Failure to properly complete or deposit a proxy may result in its invalidation.

Most Shareholders do not hold their Shares in their own names. Such Shares may be beneficially owned by you but registered either: (a) in the name of an intermediary such as a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP, TFSA or similar plan, or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) or its nominee, of which the intermediary is a participant. If your Shares are shown in an account statement provided to you by your intermediary, in almost all cases, your Shares will not be registered in your name in the records of the Company. Only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. As a result, if you hold your Shares through a broker or other intermediary, we urge you to complete only the voting instruction form or provide your voting instructions to your broker or other intermediary by other acceptable methods. Please read the instructions regarding how to vote at, or attend, the Meeting under “General Proxy Matters  - Non-Registered Shareholders” in the Circular.

DATED at Toronto, Ontario this 12th day of January, 2011.

BY ORDER OF THE BOARD OF DIRECTORS
By:
John I. Bitove
Executive Chairman

APPENDICES

APPENDIX “A”	GLOSSARY OF TERMS	A-1
APPENDIX “B”	SHARE ISSUANCE RESOLUTIONS	B-1
APPENDIX “C”	NEW BOARD RESOLUTIONS	C-1
APPENDIX “D”	ARTICLES OF AMENDMENT RESOLUTIONS	D-1
EXHIBIT “A”	FORM OF ARTICLES OF AMENDMENT	D-2
APPENDIX “E”	FAIRNESS OPINION OF CANACCORD GENUITY	E-1
APPENDIX “F”	INFORMATION CONCERNING SIRIUS	F-1
APPENDIX “G”	FINANCIAL STATEMENTS OF SIRIUS	G-1
APPENDIX “H”	PRO FORMA FINANCIAL STATEMENTS OF THE COMPANY	H-1

INFORMATION CONTAINED IN THIS CIRCULAR

Certain capitalized terms used in this Circular that are not otherwise defined herein have the respective meanings set out in the “Glossary of Terms” which is attached as Appendix “A” to this Circular. Information in this Circular (excluding documents incorporated by reference herein) is given as at January 12, 2011, unless otherwise indicated.

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company in respect of the matters set forth in the accompanying Notice of Meeting, including the Combination Transaction. This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such an offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation.

No Person has been authorized to give any information or to make any representation in connection with the Combination Transaction or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Purchase Agreement and the Voting Agreement in this Circular are qualified in their entirety by reference to the complete text of the Purchase Agreement and the Voting Agreement, respectively, copies of which are available on SEDAR at www.sedar.com. You are urged to carefully read the full text of the Purchase Agreement, the Voting Agreement and this Circular.

The information contained in this Circular concerning Sirius and each of the Vendors and their respective affiliates is based solely upon information provided to the Company by Sirius and each of the Vendors, respectively. With respect to this information, the Board has relied exclusively upon Sirius and each of the Vendors, without independent verification by the Company.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial and other consequences to them in connection with the Combination Transaction.

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

The Company is established under the laws of the Province of Ontario. The solicitation of proxies and the Combination Transaction involve securities of a Canadian issuer and are being effected in accordance with applicable corporate and securities laws in Canada. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Accordingly, this solicitation is not being effected in accordance with such U.S. laws. Shareholders should be aware that the requirements applicable to the Company under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.

The enforcement by investors of civil liabilities under U.S. federal securities laws or the securities laws of other jurisdictions outside Canada may be affected adversely by the fact that the Company is formed under the laws of the Province of Ontario, that a majority of the Company’s officers and directors are residents of Canada and that all or substantially all of their and the Company’s respective assets are located in Canada. You may not be able to sue the Company or its officers or directors in a Canadian court for violations of U.S. or other foreign securities laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside Canada.

THE COMBINATION TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE COMBINATION TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Statements contained or incorporated by reference in this Circular that are not current or historical factual statements may constitute forward looking information within the meaning of applicable securities laws. All statements, other than statements of historical fact, included in this Circular that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including, in particular, statements regarding any company’s objectives, plans and goals, including its future operating results, economic performance and subscriber recruitment efforts are or involve forward- looking statements. Although the forward-looking statements contained in this Circular are based on what management of the relevant company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. These forward-looking statements can sometimes be identified by the use of forward-looking words such as “believe”, “may”, “will”, “anticipate”, “estimate”, “expect”, “plan”, “likely”, “forecast”, “intend” or other similar words or phrases. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated by the statements. Some of these risks, uncertainties and other factors include: (a) the inability to obtain (i) the required Regulatory Approvals, and (ii) the approval of the Combination Transaction Resolutions by the Shareholders at the Meeting; (b) the occurrence of a Buyer Material Adverse Change or a Sirius Material Adverse Change; and (c) the occurrence of any other event, change or other circumstances that could give rise to the termination of the Purchase Agreement, or the delay of consummation of the Combination Transaction or failure to complete the Combination Transaction for any other reason, including a failure to complete the Refinancing. When relying on forward looking statements to make decisions, investors should ensure that the preceding information, the risk factors described herein under the section entitled “Risk Factors”, the contents of this Circular (including any documents incorporated herein by reference and the attached Appendices) are all carefully considered. The forward-looking statements included in this Circular are made only as of the date of this Circular and are not intended, and should not be assumed to create any obligation, to update or revise them to reflect new events or circumstances, except as required by law. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s periodic public filings, all of which are available under the Company’s profile at www.sedar.com. You are cautioned not to place undue reliance on forward-looking statements and should not rely upon this information as of any other date.

REPORTING CURRENCY

All amounts in this Circular are expressed in Canadian dollars (“$”), unless otherwise indicated. On January 12, 2011, the noon rate of exchange as reported by the Bank of Canada was Cdn.$1.00 = U.S.$1.0138. U.S. Shareholders are urged to obtain a current market quotation for the U.S. dollar/Canadian dollar exchange rate.

QUESTIONS AND ANSWERS

The following list of Questions and Answers is intended to address some of the key aspects of the Meeting and the Combination Transaction. This section is a summary only and is qualified in its entirety by the more detailed information contained elsewhere in the Circular, the documents incorporated by reference herein and the attached Appendices. Shareholders are urged to read the Circular, including the documents incorporated herein by reference and the attached Appendices, in their entirety. Capitalized terms used in these Questions and Answers, where not otherwise defined in this section, are defined in the Circular. See “Glossary of Terms”.

General Questions About the Meeting and Voting

Q:	WHY AM I RECEIVING THIS CIRCULAR?

A:
You are receiving this Circular and form of proxy because you owned Shares of the Company as of the close of business on the Record Date, being January 10, 2011. Only Shareholders as of the close of business on the Record Date will be entitled to receive notice of the Meeting or any adjournment or postponement thereof, and to vote at the Meeting. No Shareholders becoming Shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

Q:	WHO IS SOLICITING MY PROXY?

A:	Management is soliciting your proxy for use at the Meeting. In connection with such solicitation, management is providing you with this Circular.

Q:	HOW WILL THE SOLICITATION BE MADE?

A:
It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally by telephone or other electronic means by management of the Company, including directors and officers. The costs of the solicitation will be borne by the Company.

Q:	WHEN AND WHERE IS THE MEETING?

A:
The Meeting is scheduled to be held on Thursday, February 17, 2011 at 2:00 p.m. (Toronto time) at Ivey ING Director Leadership Centre, Ground Floor, 130 King Street West, Toronto, Ontario, M5X 1A9 for the purposes set forth in the Notice of Meeting. The Company reserves the right to adjourn or postpone the Meeting if considered appropriate by the Board, subject to the provisions of the Purchase Agreement.

Q:	HOW MANY VOTES DO I HAVE?

A:	Each Shareholder will be entitled to one vote for each Class A Share or Class B Share held on the close of business on January 10, 2011 on all matters proposed to come before the Meeting.

At all of the Company’s Shareholder meetings, except meetings at which only holders of another class of shares are entitled to vote, the holders of the Class B Shares are entitled to one vote in respect of each Class B Share and the holders of Class A Shares are entitled to one vote in respect of each Class A Share. Since each three Class B Shares are convertible into one Class A Share and have essentially the same economic rights as one Class A Share, the Class B Shares effectively have three times the voting entitlement of the Class A Shares for comparable equity participation. The Company does not have any other classes of voting securities.

Q:	HOW MANY SHARES ARE ELIGIBLE TO VOTE?

A:
As of the Record Date (January 10, 2011), there were 24,380,867 Class A Shares outstanding (representing a 47.3% equity interest and a 23.0% voting interest in the Company, both on a non-diluted basis) and 81,428,133 Class B Shares outstanding (representing a 52.7% equity interest and a 77.0% voting interest in the Company, both on a non-diluted basis). All of the outstanding Class B Shares are currently held by CSRI. Sirius XM currently beneficially owns 11,077,500 Class A Shares (representing a 10.5% voting interest and a 21.5% equity interest in the Company, both on a non-diluted basis). Under applicable TSX rules, the votes of Sirius XM and its affiliates are required to be excluded from the shareholder vote at the Meeting. See “Required Approvals  - Shareholder Approval  - Shareholder Dilution and TSX Rules”.

Q:	WHAT AM I BEING ASKED TO VOTE ON?

A:
At the Meeting, Shareholders will be presented with the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2010 and will be asked to vote on the following annual business matters:

•	to elect the directors of the Company; and

•	to re-appoint PricewaterhouseCoopers LLP as the auditor of the Company and authorize the directors to fix the remuneration of the auditor.

In addition, Shareholders will also be asked to vote on the adoption of the following special business matters in connection with the Combination Transaction described elsewhere in this Circular:

•
to pass the Share Issuance Resolutions, set out in Appendix “B”, approving, among other things, the issuance from treasury of Shares representing a 58.0% equity interest in the Company (on a partially diluted basis) immediately following closing of the Combination Transaction;

•
to pass the New Board Resolutions, set out in Appendix “C”, approving the appointment of a new slate of directors of the Company, to be conditional on, and effective as of, the closing of the Combination Transaction; and

•
to pass the Articles of Amendment Resolutions, set out in Appendix “D”, approving certain amendments to the Company’s Articles, to be conditional on, and effective as of, the closing of the Combination Transaction.

Q:	WHAT LEVEL OF SHAREHOLDER APPROVAL WILL BE NECESSARY TO PASS EACH SPECIAL BUSINESS MATTER?

A:
In order to be effective, each of the Share Issuance Resolutions and the New Board Resolutions must be passed by a vote of more than 50% of the votes cast by disinterested Shareholders (i.e. excluding the votes held by Sirius XM and its affiliates) voting in person or by proxy at the Meeting. The Articles of Amendment Resolutions must be passed by a vote of not less than 66 2/3% of the votes cast by disinterested Shareholders (i.e. excluding the votes held by Sirius XM and its affiliates) voting in person or by proxy at the Meeting.

Q:	HOW DOES THE COMPANY’S BOARD RECOMMEND I VOTE?

A:
After carefully considering and weighing various factors, benefits, procedural safeguards and risks, all as more fully described in “Information Regarding the Combination Transaction”, the Board unanimously determined that the Combination Transaction is in the best interests of the Company (considering the interests of other stakeholders) and is fair to the Shareholders, and the Board unanimously approved the Combination Transaction and unanimously recommends that the Shareholders vote FOR (1) the election of the directors referred to in this Circular; (2) the re-appointment of the auditor of the Company with remuneration to be fixed by the directors; and (3) the approval of each of the Combination Transaction Resolutions. Two directors, Mr. Verbrugge and Ms. Altman, abstained from voting due to a potential conflict of interest resulting from their respective relationships with Sirius XM.

Q:	HAS THE COMPANY RECEIVED A FAIRNESS OPINION?

A:
Canaccord Genuity has delivered the Fairness Opinion to the Committee and the Board concluding that, on the basis of the assumptions, limitations and qualifications set forth in the opinion, as of the date thereof, that the consideration to be paid pursuant to the Combination Transaction is fair, from a financial point of view, to the Company and its Shareholders.

The full text of the Fairness Opinion is attached as Appendix “E” to this Circular. The Board encourages all Shareholders to read the Fairness Opinion carefully and in its entirety for a description of the matters considered, assumptions made and limitations on the review undertaken. The Fairness Opinion does not constitute a recommendation to any Shareholder as to whether they should vote in favour of the Combination Transaction. See also “Interest of Experts”.

Q:	IS THE COMPANY AWARE OF ANY “LOCK UP AGREEMENTS” THAT HAVE BEEN SIGNED IN CONNECTION WITH THE SPECIAL BUSINESS MATTERS TO BE VOTED ON AT THE MEETING?

A:
CSRI currently holds a 77.0% voting interest in the Company (on a non-diluted basis) and has entered into the Voting Agreement with Sirius and the Vendors pursuant to which it has committed to vote all of its Shares in favour of the Combination Transaction, subject to certain terms and conditions, thereby assuring shareholder approval of the Combination Transaction (subject to unforeseen circumstances).

Q:	WHAT IS THE QUORUM?

A:
A quorum of shareholders is present at a meeting of shareholders if the holders of not less than five per cent of the Shares entitled to vote are present in person or represented by proxy, and at least two persons entitled to vote at the Meeting are actually present at the Meeting.

Q:	HOW DO I VOTE?

A:
If you are a Registered Shareholder, you can vote in person at the Meeting or by proxy. Voting in person at the Meeting will automatically cancel any proxy you completed earlier. At the Meeting, you should see a representative of CIBC Mellon Trust Company, the Company’s transfer agent.

Q:	HOW DO I VOTE IN ADVANCE BY PROXY?

A:
Voting by proxy means that you are giving the person or people named on your proxy form (your proxyholder) the authority to vote your Shares for you at the Meeting or any adjournment or postponement thereof.

Complete and return the enclosed form of proxy on YELLOW paper in the pre-paid return envelope provided. The proxy must be executed by the Shareholder or the attorney of such Shareholder, duly authorized in writing. The directors and officers who are named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else to be your proxyholder, he or she does not have to be a Shareholder, but, in any event, must be present at the Meeting to vote your Shares.

Q:	HOW WILL MY PROXY BE VOTED?

A:
The Shares represented by any proxy received by management will be voted for or against or withheld from voting, as the case may be, by the persons named in the enclosed form of proxy in accordance with the instructions of the Shareholder appointing them. In the absence of any instructions to the contrary, it is intended that the Shares represented by proxies received by management will be voted on any ballot “FOR”: (1) the election of the directors referred to in this Circular; (2) the re-appointment of the auditor of the Company with remuneration to be fixed by the directors; and (3) the approval of each of the Combination Transaction Resolutions.

Q:	HOW CAN A NON-REGISTERED OR BENEFICIAL SHAREHOLDER VOTE?

A:
If you are a Non-Registered Shareholder, your Shares are likely held through a broker or other nominee. If so, they will not be registered in your name on our records. Unless you instruct your broker or other nominee to vote in accordance with their request for voting instructions, they are generally prohibited from voting your Shares, as shares should only be voted upon instructions of the beneficial holder. You may vote your Shares in person at the Meeting or through your nominee by following the instructions provided to you by them.

If you are a Non-Registered Shareholder and wish to vote in person at the Meeting, please review the voting instructions provided to you or contact your broker or agent well in advance of the Meeting to determine how you can do so. At the Meeting, you should see a representative of CIBC Mellon Trust Company.

Applicable regulations in Canada require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting.

The majority of brokers now delegate responsibility to Broadridge for obtaining instructions from clients. Broadridge typically mails a scannable voting instruction form in lieu of a proxy form to the Non-Registered Shareholders and provides appropriate instructions respecting voting of Shares to be represented at the Meeting. Please refer to “General Proxy Matters  - Non-Registered Shareholders” for further details regarding Broadridge voting instructions.

Non-Registered Shareholders who receive voting instructions from their intermediary other than those contained in the voting instruction forms sent by Broadridge should carefully follow the instructions provided by their intermediary to ensure their vote is counted.

A Non-Registered Shareholder may revoke a voting instruction or proxy authorization form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary may not act on a revocation of a voting instruction or proxy authorization form or of a waiver of the right to receive meeting materials and to vote that is not received by the intermediary in sufficient time prior to the Meeting.

Q:	WHAT IF AMENDMENTS OR OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A:
The enclosed form of proxy and any voting instructions submitted confer discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof and with respect to amendments to or variations of matters identified in the Notice of Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. If any further or other business is properly brought before the Meeting, it is intended that the persons appointed as proxy will vote on such other business in such manner as such persons then consider to be proper.

Q:	MAY I REVOKE MY PROXY?

A:	A Registered Shareholder executing the enclosed form of proxy may revoke it at any time before it has been exercised by:

•
completing a proxy form that is dated later than the proxy form you are revoking and mailing it to CIBC Mellon Trust Company so that it is received before 5:00 p.m. (Toronto time) on Tuesday, February 15, 2011;

•
sending a notice in writing to the Corporate Secretary of the Company so that it is received before 5:00 p.m. (Toronto time) on Tuesday, February 15, 2011. The notice can be from the Shareholder or the authorized attorney of such Shareholder; or

•	attending the Meeting and voting your Shares in person.

In addition, any Registered Shareholder may revoke its form of proxy by delivering a completed proxy form or notice of revocation to: (i) the registered office of the Company at any time up to and including the last business day preceding the Meeting, or (ii) the chair of the Meeting on or prior to the day of the Meeting.

If you are not sure whether you are a Registered Shareholder or a Non-Registered Shareholder, please contact the Company’s transfer agent, CIBC Mellon Trust Company at (416)-643-5500 or by email at inquiries@cibcmellon.com. If you are a Non-Registered Shareholder and you are not sure what to do, you should contact your broker or other nominee.

Questions About the Combination Transaction

Q:	WHY ARE THE COMPANY AND SIRIUS PROPOSING TO COMBINE?

A:
The Company believes that the Combination Transaction will create a leading Canadian media company and nationwide audio entertainment provider that will benefit from a highly experienced management team with extensive industry knowledge in media and broadcast operations, consumer electronics, customer care and subscriber management and information technology.

After the Combination Transaction, the Company believes that it will have a stronger platform for future innovation within the audio entertainment industry through key content and programming relationships and distribution agreements with every major automaker and retailers nationwide. Subscribers will continue to be offered a broad range of commercial-free music, plus exclusive sports coverage, news, talk and entertainment programming and a best-of-both channel package over time.

The Company believes that the combined company will have a total subscriber base of over 1.7 million. In the most recently reported quarter ending November 30, 2010, the combined company will have pro forma revenues of approximately $55 million and pro forma Adjusted EBITDA of approximately $5.5 million, and currently expects to have total debt of approximately $150 million. On a trailing 12-month basis, the combined company will have pro forma revenues of approximately $200 million, and pro forma Adjusted EBITDA of approximately $3.7 million. The Combination Transaction is currently expected to yield synergies of approximately $20 million (on an annualized basis) within 18 months after Closing by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

In addition, the Company currently anticipates that the Combination Transaction will result in additional benefits including those set out below under the headings “Information Regarding the Combination Transaction  - Recommendation of the Committee and Board” and “--  Reasons for the Committee and Board Recommendation”. It is currently anticipated that these benefits will increase shareholder value over the mid to long-term.

Q:	WHEN IS IT EXPECTED THE COMBINATION TRANSACTION WILL BE COMPLETED?

A:	The Combination Transaction is expected to close in the third quarter of the Company’s 2011 fiscal year.

Q:	HOW MANY SHARES COULD BE ISSUED IN CONNECTION WITH THE COMBINATION TRANSACTION?

A:
If the Combination Transaction is completed, the Company will issue from treasury to the Vendors, in the aggregate, up to a maximum of 26,000,000 Class A Shares and 160,000,000 Class B Shares, equal to, in aggregate, approximately 154.0% of Company’s current outstanding equity and 176.0% of the Company’s current outstanding votes, provided that in aggregate the Vendors will only receive a total number of Shares that is economically equivalent to 71,284,578 Class A Shares (representing a 58.0% equity interest in the Company, on a partially diluted basis, immediately following Closing). The allocation and number of such Shares will be determined prior to Closing in accordance with the Purchase Agreement.

Q:	WHO WILL BE THE SIGNIFICANT SHAREHOLDERS OF THE COMPANY FOLLOWING THE CLOSING OF THE COMBINATION TRANSACTION?

A:
The approximate ownership interest in the Company immediately following Closing will be as follows (all figures expressed on a non-diluted basis): CSRI, an entity controlled by John I. Bitove, the Executive Chairman of the Company, 30.0% voting interest (22.7% equity interest); CBC 20.2% voting interest (15.0% equity interest); Slaight 20.2% voting interest (15.0% equity interest); Sirius XM 25.0% voting interest (37.1% equity interest); with the remainder being widely held.

Q:	ARE THERE ANY RISKS IN CONNECTION WITH THE COMBINATION TRANSACTION THAT I SHOULD CONSIDER WHEN DECIDING HOW TO VOTE?

A:
Yes. A number of risk factors that you should consider in connection with the Combination Transaction are described in the section of this Circular entitled “Risk Factors”. Shareholders should carefully consider the risk factors set out in that section as well as consider all other information contained herein and in the Company’s other public filings before determining how to vote on the matters before the Meeting.

Q:	AM I ENTITLED TO DISSENT RIGHTS?

A:
Dissent rights are statutory rights that, if applicable under law, enable shareholders to dissent from fundamental changes, such as an amalgamation or plan of arrangement, and to demand that the company pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the fundamental change.

Under the Business Corporations Act (Ontario), or OBCA, the holders of Class A Shares are not entitled to dissent rights in connection with any of the matters before the Meeting, including the Combination Transaction Resolutions.

Q:	WHO SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE MEETING OR THE COMBINATION TRANSACTION?

A:
Shareholders who wish to receive additional information about the Combination Transaction should contact their professional advisors. If you are a Registered Shareholder, you may also contact CIBC Mellon Trust Company at (416) 643-5500 or by email at inquiries@cibcmellon.com, should you have any questions with regard to the voting of your Shares. If you are a Non-Registered Shareholder please contact your broker or agent.

SUMMARY

The following is a summary of certain significant information appearing elsewhere in this Circular. Certain capitalized terms used in this summary are defined in the “Glossary of Terms” attached as Appendix “A” to this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, the documents incorporated herein by reference and the attached Appendices. Shareholders are urged to read this Circular, including the documents incorporated herein by reference and the attached Appendices, in their entirety.

Purpose of the Meeting

At the Meeting, Shareholders will be presented with the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2010, together with the auditor’s report thereon and will be asked to consider and to vote to elect the directors of the Company and to re-appoint the auditors of the Company. Shareholders will also be asked to consider and vote to approve the Combination Transaction Resolutions, substantially in the forms attached as Appendices “B”, “C” and “D” to this Circular, authorizing the Combination Transaction between the Company and Sirius, as described in this Circular, including, among other things, the issuance from treasury to the Vendors, in the aggregate, up to a maximum of 26,000,000 Class A Shares and 160,000,000 Class B Shares, equal to, in aggregate, approximately 154.0% of Company’s current outstanding equity and 176.0% of the Company’s current outstanding votes, provided that in aggregate the Vendors will only receive a total number of Shares that is economically equivalent to 71,284,578 Class A Shares (representing a 58.0% equity interest in the Company, on a partially diluted basis, immediately following Closing).

Date, Time and Place of Meeting

The Meeting is scheduled to be held on Thursday, February 17, 2011 at 2:00 p.m. (Toronto time) at Ivey ING Director Leadership Centre, Ground Floor, 130 King Street West, Toronto, Ontario, M5X 1A9 for the purposes set forth in the Notice of Meeting. The Company reserves the right to adjourn or postpone the Meeting if considered appropriate by the Board, subject to the provisions of the Purchase Agreement.

Record Date

The Board has established the Record Date for the determination of Shareholders entitled to notice of the Meeting and to vote at the Meeting, and any adjournment or postponement thereof, as the close of business on January 10, 2011.

Recommendation of the Committee and Board of Directors

The Committee and the Board have unanimously determined that the Combination Transaction is in the best interests of the Company (considering the interests of other stakeholders) and is fair to Shareholders. Accordingly, upon the recommendation of the Committee, the Board has unanimously approved the Combination Transaction and recommends that Shareholders vote FOR the Combination Transaction. Two directors, Mr. Verbrugge and Ms. Altman, abstained from voting due to a potential conflict of interest resulting from their respective relationships with Sirius XM.

Registered Shareholders

If you are a Registered Shareholder, you can vote in person at the Meeting or by proxy. Voting by proxy means that you are giving the person or people named on your proxy form (your proxyholder) the authority to vote your Shares for you at the Meeting or any adjournment or postponement thereof.

How to Vote in Person

If you intend to be present and vote in person at the Meeting, you do not need to complete or return your proxy form. Voting in person at the Meeting will automatically cancel any proxy you completed earlier. At the Meeting, you should see a representative of CIBC Mellon Trust Company, the Company’s transfer agent.

How to Vote by Proxy

Complete and return the enclosed form of proxy in the pre-paid return envelope provided. The proxy must be executed by the Shareholder or the attorney of such Shareholder, duly authorized in writing.

If you vote by proxy, the directors and officers who are named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Shares. This person does not have to be a Shareholder. Write the name of the person you are appointing in the space provided. Complete your voting instructions and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, he or she should see a representative of CIBC Mellon Trust Company.

If you are voting your Shares by proxy, the Company’s transfer agent, CIBC Mellon Trust Company, must receive your signed proxy by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at (416) 368-2502 or toll-free in North America at 1-866-781-3111, not later than 5:00 p.m. (Toronto time) on February 15, 2011, or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof. Failure to properly complete or deposit a proxy may result in its invalidation.

Non-Registered Shareholders

If you are a Non-Registered Shareholder, your Shares are likely held through a broker or other nominee. If so, they will not be registered in your name on our records. Unless you instruct your broker or other nominee to vote in accordance with their request for voting instructions, they are generally prohibited from voting your Shares, as shares should only be voted upon instructions of the beneficial holder. You may vote your Shares in person at the Meeting or through your nominee by following the instructions provided to you by them.

If you are a Non-Registered Shareholder and wish to vote in person at the Meeting, please review the voting instructions provided to you or contact your broker or agent well in advance of the Meeting to determine how you can do so. At the Meeting, you should see a representative of CIBC Mellon Trust Company.

Applicable regulations in Canada require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting.

If you are not sure whether you are a Registered Shareholder or a Non-Registered Shareholder, please contact the Company’s transfer agent, CIBC Mellon Trust Company at: (416) 643-5500 or by e-mail at inquiries@cibcmellon.com.

How to Vote by Voting Instruction Form

Applicable regulations in Canada require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting. Sometimes, the voting instruction form supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders. However, in order for such proxy to be valid, it must be properly executed by the financial intermediary holding the Shares and returned to CIBC Mellon Trust Company, the Company’s transfer agent, prior to the proxy deposit deadline of 5:00 p.m. (Toronto time) on February 15, 2011, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting, or any adjournments or postponements thereof. The majority of brokers now delegate responsibility to Broadridge for obtaining instructions from clients. Broadridge typically mails a scannable voting instruction form in lieu of a proxy form to Non-Registered Shareholders and provides appropriate instructions respecting voting of Shares to be represented at the Meeting. Voting instruction forms sent by Broadridge can be completed:

By Internet using your 12-digit control number:

•	go to www.proxyvote.com

By telephone using your 12-digit control number:

•	Shareholders with their Shares held in a Canadian brokerage account, toll free at 1-800-474-7493 (English) or 1-800-474-7501 (French)

•	Shareholders with their Shares held in a U.S. brokerage account, toll free at 1-800-454-8683

By mail:

•	using the enclosed postage-paid envelope

For telephone and Internet voting, Non-Registered Shareholders will need the 12-digit control number found on the voting instruction form. Non-Registered Shareholders who have lost or misplaced their voting instruction form can still vote by obtaining a new 12-digit control number from their broker, securities dealer, trust company or other intermediary. Please refer to “General Proxy Matters  - Non-Registered Shareholders” for further details regarding Broadridge voting instructions.

How to Vote in Person

We do not have access to the names or holdings of our Non-Registered Shareholders. That means you can only vote your Shares in person at the Meeting if you have instructed your nominee to appoint you as proxyholder. To do this, write your name in the space provided on the voting instruction or proxy authorization form provided by your nominee and follow the instructions of your nominee.

If you are a Non-Registered Shareholder and wish to vote in person at the Meeting, please review the voting instructions provided to you or contact your broker or agent well in advance of the Meeting to determine how you can do so. At the Meeting, you should see a representative of CIBC Mellon Trust Company.

Required Approval

Various approvals are required in connection with the Combination Transaction, including approval from the Shareholders, TSX, CRTC and Competition Bureau. See “Required Approvals”.

Shareholder Dilution and TSX Rules

Pursuant to applicable TSX rules, (i) securityholder approval is required in instances where the number of securities issued or issuable in payment of the purchase price of an acquisition, such as the Combination Transaction, exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis; (ii) disinterested securityholder approval is required in instances where the number of securities issued or issuable to insiders (as a group) in payment of the purchase price for an acquisition, such as the Combination Transaction, exceeds 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis; and (iii) disinterested securityholder approval is required for the issuance of multiple voting securities pursuant to an acquisition, such as the Combination Transaction.

Because the Combination Transaction contemplates the issuance of greater than 25% of the current outstanding Shares (on a non-diluted basis), as well as the issuance of greater than 10% of the current outstanding Shares (on a non-diluted basis) to Sirius XM, an insider of the Company, and the issuance of Class B Shares to Sirius XM, the rules of the TSX require that the Company obtain approval of the Share Issuance Resolutions by the holders of a majority of Shares represented in person or by proxy at the Meeting, after excluding any votes by Sirius XM and its affiliates. Under applicable TSX policies, the Company’s Class B Shares are considered multiple voting securities since they have three times the voting entitlement of the Class A Shares for a comparable equity participation.

As of the Record Date, there were 24,380,867 Class A Shares outstanding (representing a 47.3% equity interest and a 23.0% voting interest in the Company, both on a non-diluted basis) and 81,428,133 Class B Shares outstanding (representing a 52.7% equity interest and a 77.0% voting interest in the Company, both on a non-diluted basis). All of the outstanding Class B Shares are currently held by CSRI. Sirius XM currently beneficially owns 11,077,500 Class A Shares (representing a 10.5% voting interest and a 21.5% equity interest in the Company, both on a non-diluted basis). Sirius XM holds its beneficial interest through its wholly-owned subsidiary XM.

If the Combination Transaction is completed, the Company will issue from treasury to the Vendors, in the aggregate, up to a maximum of 26,000,000 Class A Shares and 160,000,000 Class B Shares, equal to, in aggregate, approximately 154.0% of Company’s current outstanding equity and 176.0% of the Company’s current outstanding votes, provided that in aggregate the Vendors will only receive a total number of Class A Shares and Class B Shares that is economically equivalent to 71,284,578 Class A Shares. The allocation and number of such Shares will be determined prior to Closing in accordance with the Purchase Agreement. See “Required Approvals  - Shareholder Approval  - Shareholder Dilution and TSX Rules”.

Anticipated Timing

The Company currently expects that the Combination Transaction will be completed during the third quarter of the Company’s 2011 fiscal year.

Information Concerning Sirius and the Vendors

Sirius operates a subscription based satellite digital audio radio service in Canada. Through the satellite system of Sirius XM, Sirius currently offers 120 channels of programming, which include commercial-free music, as well as news, talk, sports and children’s programming, including 12 channels offering Canadian content. See “Appendix “F”  - Information Concerning Sirius”.

Sirius XM is a U.S.-based radio company that was formed in July 2008 through the merger of XM Satellite Radio Holdings Inc. and Sirius Satellite Radio Inc. As noted above, Sirius XM currently owns an approximate 19.9% voting interest (approximately 49.9% equity interest) in Sirius and indirectly holds, through XM Satellite Radio Inc., a 10.5% voting interest (21.5% equity interest) in the Company.

CBC, a Crown corporation, is Canada’s national broadcaster. CBC provides over-the-air radio and television as well as speciality television services. In addition, it reaches Canadians on new platforms, including satellite distributed services to Sirius listeners. CBC operates two over-the-air English radio services in Canada, Radio 1 (a radio news and information service) and Radio 2 (a national music service). In addition, it operates Radio 3, a national new music radio service that is exclusively available on Sirius’ satellite and CBC’s and Sirius’ online services.

Slaight is wholly owned by J. Allan Slaight. The company formerly owned a large number of radio and television broadcasting properties in Canada, but has sold most of these properties. Today, in addition to its interest in Sirius, Slaight holds minority interests in Astral Media Inc. (6.6% equity and voting), the Haliburton Broadcasting Group (29.9% equity and voting), Milestone Radio Inc., (29.9% equity and 32.54% voting) and The Fight Network (7.19% equity and voting). Haliburton owns “Moose FM” which is broadcast in various cities and towns in Northern Ontario. Milestone owns a radio station in Toronto that is in the process of being sold to CTV (subject to CRTC approval). The Fight Network is a television specialty channel for combat sports.

Risk Factors

See “Risk Factors” in this Circular for a discussion of some of the risk factors that should be considered by Shareholders, in conjunction with the other information contained in this Circular, before approving the Combination Transaction.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of the Company has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this Circular may be obtained, free of charge, from SEDAR at www.sedar.com. The following documents are specifically incorporated by reference into, and form an integral part of, this Circular:

•	the Company’s annual information form on Form 20-F dated November 19, 2010 (the “Annual Information Form” or “Form 20-F”);

•	the Company’s audited consolidated financial statements for the fiscal year ended August 31, 2010, together with the accompanying report of the auditors;

•	the Company’s unaudited interim consolidated financial statements for the three months ended November 30, 2010;

•	management’s discussion and analysis of results of operations and financial condition of the Company for the fiscal year ended August 31, 2010;

•	management’s discussion and analysis of results of operations and financial condition of the Company for the three months ended November 30, 2010; and

•	the Company’s material change report dated December 1, 2010, in respect of the Combination Transaction.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) or press release filed by the Company with a securities commission or similar authority in Canada after the date of this Circular and prior to the Meeting that specifically states that it is intended to be incorporated by reference into this Circular will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated, or deemed to be incorporated, by reference in this Circular or contained in this Circular is deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

ANNUAL BUSINESS OF THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended August 31, 2010, together with the report of the auditors thereon, will be presented to Shareholders at the Meeting for their consideration.

Election of Directors

The Company’s Articles provide for a flexible number of directors, subject to a minimum of three and a maximum of 15. Shareholders have authorized the Board to increase or decrease, from time to time, the number of directors within the limits prescribed by the Articles. By resolution of the Board dated April 8, 2009, the number is currently fixed at 10.

It is intended that on any resolution or ballot that may be called for relating to the election of the directors, the Shares represented by proxies in favour of management nominees will be voted in favour of the election of Dara Altman, John I. Bitove, Pierre Boivin, Marc Comeau, Philip Evershed, Stewart Lyons, James W. McCutcheon, Robert Storey, Joseph A. Verbrugge and Mat Wilcox as directors of the Company, unless a Shareholder has specified in his proxy that his Shares are to be withheld from voting on the election of directors. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised to vote the Shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the Articles and the best judgment of the management nominees. The Company has been informed by each nominee that he or she is willing to stand for election and to serve as a director.

The current term of office of the directors of the Company will expire immediately prior to the election of the directors at the Meeting. It is proposed that each of the persons whose name appears below be elected as a director of the Company to serve until the appointment of the New Board upon the Closing of the Combination Transaction (as contemplated by the New Board Resolutions). See “Special Business of the Meeting  - Election of the New Board”. Unless and until the Closing of the Combination Transaction, it is proposed that each of the persons whose name appears below be elected to serve as a director of the Company to serve until the next annual meeting of Shareholders or until his or her successor is elected or appointed.

The following table sets forth the names of the nominees, their respective principal occupation and the year they became a director. See “Information About The Company  - Interest of Certain Persons or Companies in Matters to be Acted Upon  - Ownership of Shares by Certain Persons” for information on the number Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Nominee as Directors	Position Presently Held	Principal Occupation	Director Since
Dara Altman(1) Darnestown, Maryland, United States	Director	Executive Vice President and Chief Administrative Officer of SIRIUS XM Radio Inc.(2)	2009(2)
John I. Bitove Toronto, Ontario, Canada	Director and Executive Chairman	Executive Chairman of the Company, Executive Chairman of Priszm Income Fund, Chairman and CEO of Scott’s Real Estate Investment Trust, and Chairman of Data Audio-Visual Enterprises Wireless Inc. (operating as Mobilicity)	2003
Pierre Boivin(3) Mount Royal, Québec, Canada	Director	President of the Montréal Canadiens and the Bell Centre	2005

Nominee as Directors	Position Presently Held	Principal Occupation	Director Since
Marc Comeau(4) Courtice, Ontario, Canada	Director	Vice President, Sales, Service and Marketing of General Motors of Canada Limited	2006
Philip Evershed Toronto, Ontario, Canada	Director	Managing Director and Head of Investment Banking, Canaccord Genuity Corp.	2005
Stewart Lyons(5) Toronto, Ontario, Canada	Director	Chief Operating Officer of Data & Audio-Visual Enterprises Wireless Inc. (operating as Mobilicity)	2009
James W. McCutcheon, Q.C(3) Toronto, Ontario, Canada	Director	Independent Counsel(6) and Corporate Director(7)	2005
Robert Storey(3) Ottawa, Ontario, Canada	Director	Chairman of MASABE and Company, a consulting firm; President of Teraca Communications Corporation	2005
Joseph A. Verbrugge Grand Rapids, Michigan, United States	Director	Senior Vice President and General Manager, Automotive Remarketing Division of Sirius XM Radio Inc.	2005
Mat Wilcox Vancouver, British Columbia, Canada	Director	Principal of Wilcox Group	2005
Notes:

(1)
From January 2006 until the SIRIUS XM Radio Inc. merger, Ms. Altman was the Executive Vice President of Business and Legal Affairs for XM Satellite Radio Inc. where she headed the legal, business affairs, business development, public policy, facilities and human resources departments. Prior to joining XM, Ms. Altman was the Executive Vice President of Business Affairs for Discovery Communications, Inc. At Discovery, Ms. Altman oversaw and directed all business negotiations for Discovery’s global television assets, including Discovery Channel, TLC and Animal Planet. In addition, she was responsible for the talent relations department, the production management department and Discovery’s international television syndication businesses. Ms. Altman was also a member of the Board of Directors of the Discovery Times television network, which was a joint venture between Discovery Communications and The New York Times. During her 20-year career, Ms. Altman has also held several other key legal and management positions at entertainment media companies, including HBO.

(2)	Ms. Altman was appointed to the Board effective November 12, 2009, upon the resignation of Gary M. Parsons.

(3)	Member of the Audit Committee, Compensation Committee and Corporate Governance Committee.

(4)
Marc Comeau has been a director and executive officer of General Motors of Canada Limited (“GMCL”) since 2002. As has been publicly disclosed, GMCL has been the recipient of significant financial support from the governments of Canada and Ontario and as a result, GMCL did not file for protection from bankruptcy or insolvency proceedings.

(5)
Mr. Lyons was appointed a director of the Company on April 8, 2009. Mr. Lyons joined the Company at its inception and served as Executive Vice-President until April 8, 2009. From 2003 to 2005, Mr Lyons was employed at Scotia Capital Inc. where he served as an interest rate derivatives trader in the global trading division.

(6)	Mr. McCutcheon was Counsel to McCarthy Tétrault LLP from 1990 until December 31, 2005.

(7)	Mr. McCutcheon is a Corporate Director of Guardian Capital Group Limited and San Gold Corporation.

Appointment of Auditor

The directors propose to nominate PricewaterhouseCoopers LLP, Chartered Accountants, the present auditor of the Company, as the auditor of the Company to hold office until the earlier of the close of the next annual meeting of the Shareholders and any change of auditor in connection with the Combination Transaction, and to authorize the directors to fix the remuneration of the auditor.

SPECIAL BUSINESS OF THE MEETING

As a result of Sirius XM’s current beneficial interest in the Company and its participation in the Combination Transaction as a Vendor, Sirius XM and its affiliates will be excluded from voting on each of the following special business matters below. See “Required Approvals  - Shareholder Approval  - Shareholder Dilution and TSX Rules”. Please also note that CSRI has committed to vote its Shares, representing a 77.0% voting interest in the Company (on a non-diluted basis), in favour of each of the special business matters described below, thereby assuring approval of the Combination Transaction resolutions (subject to unforeseen circumstances). See “Information Regarding the Combination Transaction  - Voting Agreement”. As the Shares held by Sirius XM and its affiliates will be excluded from voting on the special business matters, CSRI’s Shares represent 86.0% of the Shares eligible to vote on such matters.

References herein to the “Combination Transaction Resolutions” refer to, collectively, the Share Issuance Resolutions, the New Board Resolutions and the Articles of Amendment Resolutions.

Approval of Issuance of Consideration Shares

At the Meeting, Shareholders will be asked to consider and vote on an ordinary resolution (the “Share Issuance Resolutions”) approving, among other things, the issuance from treasury of Shares representing a 58.0% equity interest in the Company (on a partially diluted basis) immediately following Closing of the Combination Transaction, to be issued in partial satisfaction of the purchase price payable in connection with the Company’s acquisition of all of the issued and outstanding securities of Sirius. To be effective, the Share Issuance Resolutions must be approved by more than 50% of the votes cast by disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates), voting in person or by proxy at the Meeting. A copy of the Share Issuance Resolutions is set out in Appendix “B” to this Circular. See “Required Approvals  - Shareholder Approval”.

Election of New Board

At the Meeting, Shareholders will be asked to consider and vote on ordinary resolutions (the “New Board Resolutions”) approving the appointment of a new slate of directors of the Company (the “New Board”), to be conditional on, and effective as of, the Closing of the Combination Transaction. To be effective, the New Board Resolutions must be approved by more than 50% of the votes cast by disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates), voting in person or by proxy at the Meeting. A copy of the New Board Resolutions is set out in Appendix “C” to this Circular. See “Required Approvals  - Shareholder Approval” and “Information Regarding the Company Post-combination  - New Board”.

Approval of Articles of Amendment

At the Meeting, Shareholders will be asked to consider and vote on special resolutions (the “Articles of Amendment Resolutions”) approving certain amendments to the Articles as more particularly set forth in Exhibit “A” to Appendix “D” of this Circular. To be effective, the Articles of Amendment Resolutions must be approved by more than 66 2/3% of the votes cast by disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates), voting in person or by proxy at the Meeting. A copy of the Articles of Amendment Resolutions is set out in Appendix “D” to this Circular. See “Required Approvals  - Shareholder Approval”.

Dissent Rights

Dissent rights are statutory rights that, if applicable under law, enable shareholders to dissent from fundamental changes, such as an amalgamation or plan of arrangement, and to demand that the company pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the fundamental change. Dissent rights are not available in all circumstances. Under the OBCA, the holders of Class A Shares are not entitled to dissent rights in connection with any of the matters to be authorized and approved by the Combination Transaction Resolutions.

INFORMATION REGARDING THE COMBINATION TRANSACTION

Background to the Combination Transaction

The decisions of the Board to approve the Combination Transaction and recommend that Shareholders vote in favour of the Combination Transaction Resolutions are the result of a process that was initiated in October 2007, but only materially developed and advanced during the Company’s 2011 fiscal year (which commenced September 1, 2010). The following is a summary of the process as well as the material meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Purchase Agreement.

On February 19, 2007, Sirius Satellite Radio Inc. and XM Satellite Radio Inc., both Nasdaq-listed companies, announced that they had entered into a definitive agreement, under which the companies would merge in a merger of equals (the “U.S. Merger”). The United States Federal Communications Commission (FCC) formally approved the U.S. Merger on July 25, 2008, and the merger was consummated on July 29, 2008. The merged entity operates as Sirius XM and currently has more than 20 million subscribers in the United States.

In light of the U.S. Merger, on October 27, 2008, the Company and Sirius, being the respective licensees of the XM and Sirius brand satellite radio services in Canada, entered into a mutual confidentiality agreement for the purpose of allowing the parties to commence exploratory discussions with respect to a potential merger transaction. For a variety of reasons, such exploratory discussions did not persist for very long, nor did they result in any material progress toward exploring a merger transaction. The initial discussions regarding a potential merger transaction largely ceased by the end of 2008 and the two companies continued to operate in the marketplace according to their respective business plans.

On February 1, 2009, the Company engaged National Bank Financial to provide financial advisory services in the event any discussions resumed in respect of a potential merger transaction with Sirius.

During 2009, meetings occurred sporadically between the parties and their respective advisors to attempt to revisit a potential merger transaction. The meetings and dialogue between the parties increased in frequency during the summer of 2009 and National Bank Financial met with the financial advisor to the shareholders of Sirius, TD Securities, on July 8, 2010, to explore potential merger transaction parameters. This second round of exploratory discussions also did not result in any material progress toward exploring a merger transaction.

On July 12, 2010, the Company received from Sirius XM an outline for discussion purposes setting out potential transaction alternatives involving the Company and Sirius that Sirius XM might be willing to support. Prior to such date, Sirius XM and management of the Company had held several high-level discussions which led to the delivery of the outline by Sirius XM. The outline at that time had not been shared or discussed with Sirius.

On July 13, 2010, the investment committee of the Board (the “Investment Committee”) comprised of three directors, being Pierre Boivin, Philip Evershed and John I. Bitove, held a meeting to review, discuss, and evaluate, among other things, the Sirius XM outline. To assist in this review process, Michael Washinushi, the Chief Financial Officer of the Company, and National Bank Financial attended the meeting.

On July 26, 2010, the Board held a meeting by teleconference to receive a summary overview of the Sirius XM outline, and to discuss the Company’s initial reactions and feedback, based on the recommendation of the Investment Committee. The following day, the Company delivered its feedback to Sirius XM.

During August 2010, the Board met to receive additional advice of Stikemans, legal counsel to the Company, with respect to the duties and responsibilities of the directors in the context of a potential combination transaction and, upon the advice of counsel, the Board established a committee of independent directors (the “Committee”) comprised of Pierre Boivin (Chair), James W. McCutcheon, QC and Robert Storey. The Committee’s mandate included, among other things, supervision of any negotiations that might occur with respect to a potential merger transaction and related matters, all with a view to ensuring that the directors fulfilled their fiduciary duties.

On August 19, 2010, and then again on August 24, 2010, National Bank Financial met with TD Securities, and key principals from the CSR Working Group (defined below) and the Sirius Working Group (defined below) also met during this period, for the purpose of exploring whether there was a basis for a potential merger transaction.

During September 2010, there were several discussions and negotiations that occurred between the CSR Working Group and the Sirius Working Group resulting in a potential basis for developing a transaction between the two companies, subject to a number of conditions including due diligence. As a result of these discussions, there was a further meeting involving certain board members of each of the Company and Sirius, along with their respective external legal counsel, regarding how to proceed to determine whether there was a basis for a merger transaction between the parties.

On September 22, 2010, the Company and Sirius, along with their respective external legal counsel, commenced discussions regarding the appropriate scope of reciprocal due diligence reviews, having regard to the competitively sensitive nature of the information to be exchanged by the parties.

On October 12, 2010, Goodmans, on behalf of Sirius and its principal shareholders, being Sirius XM, CBC and Slaight, and their respective legal counsel (collectively, the “Sirius Working Group”), circulated to Stikemans a proposed draft of the Purchase Agreement. Promptly following receipt of the first draft of the definitive agreement, Stikemans circulated same to the Committee, the Company’s financial advisors, the Company’s management, CSRI and CSRI’s legal counsel (collectively, the “CSR Working Group”).

On October 13, 2010, the Company formally executed an engagement letter with Canaccord Genuity to provide financial advisory services to the Board and Committee, including a fairness opinion at the appropriate time to assist the Committee’s and the Board’s deliberations in respect of the merits of a proposed merger transaction.

On October 14, 2010, the Committee held a meeting by teleconference to be briefed by its legal and financial advisors of preliminary issues raised by the proposed draft of the Purchase Agreement circulated on October 12, 2010. Certain members of the CSR Working Group were also present to assist in the discussion. At the conclusion of the meeting, the Committee instructed Stikemans to present an issues list for discussion with Goodmans, which Stikemans did on the following day, October 15, 2010.

On October 20, 2010, the Committee held a meeting by teleconference with certain members of the CSR Working Group participating, including the Company’s financial and legal advisors. The purpose of the meeting was to update the Committee on the status of the resolution of issues previously identified and the Company’s due diligence investigations of Sirius as of that date.

On November 9, 2010, representatives of the CSR Working Group and the Sirius Working Group, including principals of the significant shareholders of the respective companies, met to discuss and negotiate a number of outstanding issues, including, among others, closing conditions and deal protections, potential transaction structures, as well as post-combination governance matters and potential share transfer restrictions. Following the meeting, Stikemans, on behalf of the CSR Working Group, circulated a revised form of the definitive agreement to Goodmans.

On November 16, 2010, the Committee held a meeting by teleconference, with certain members of the CSR Working Group participating, including financial and legal advisors. At the meeting, the Company’s management and financial and legal advisors provided the Committee with an overview of their due diligence investigations of Sirius as of that date, and Stikemans provided an update to the Committee on the progress of resolving outstanding issues, as well as a summary overview of the key terms and conditions of the proposed definitive agreement and related agreements among the parties.

On November 17, 2010, the Board held a scheduled meeting to approve fiscal year-end business matters, including the Company’s audited annual consolidated financial statements. The Board also received from the Company’s management and financial and legal advisors a briefing on the status of discussions and negotiations between the CSR Working Group and the Sirius Working Group, including, among other matters, outstanding transaction issues and an overview of key financial, legal and business due diligence findings as of that date. The Board also received a summary overview of the key terms and conditions of the proposed definitive agreement and related agreements among the parties.

Over the following week, the parties completed their reciprocal due diligence reviews (with certain confidential and competitively sensitive information that was previously unavailable being made available to the respective management teams), legal counsel of the various parties finalized the terms of the Purchase Agreement and related agreements, and the parties negotiated the Voting Agreement and the Chair Amending Agreement with CSRI and its counsel.

On November 23, 2010, the Committee held a meeting by teleconference, with certain members of the CSR Working Group participating, including financial and legal advisors. The Committee received an update on all remaining transaction issues and proposed resolutions and on any recent changes to key terms and conditions of the Purchase Agreement and related agreements among the parties. The Committee was advised that there were still certain issues to be resolved and that Sirius was not yet in a position to approve pursuing the Combination Transaction. As a result, the Committee determined that it was not yet in a position to finish its deliberations and make a recommendation to the Board and accordingly adjourned its meeting. Immediately following the Committee meeting, the Board held a meeting by teleconference and received substantially the same update, and likewise, adjourned its meeting.

On the morning of November 24, 2010, after further discussions among the parties’ advisors and further internal meetings among Sirius and its shareholders, Goodmans advised the CSR Working Group that Sirius and its shareholders had approved the Combination Transaction subject only to the receipt by CBC of an Order in Council, which is required under the Broadcasting Act (Canada) to consummate a transaction of this nature and which is a closing condition under the Purchase Agreement.

On November 24, 2010, the meeting of the Committee was reconvened to complete its deliberations in respect of the Combination Transaction. At the meeting, Canaccord Genuity delivered an oral opinion, which opinion was later confirmed in writing, that the consideration to be paid pursuant to the Combination Transaction is fair, from a financial point of view, to the Company and its Shareholders. After discussion with its financial and legal advisors, the Committee unanimously determined that the Combination Transaction is in the best interests of the Company (considering the interests of all stakeholders) and is fair to Shareholders, and unanimously resolved to recommend that the Board (i) approve the Combination Transaction and (ii) recommend that Shareholders vote in favour of the Combination Transaction Resolutions at the Meeting.

Following the Committee meeting, the Board reconvened to receive the recommendation of the Committee. At the meeting, the Committee delivered its recommendation to the Board together with the reasons for its recommendation. The Board, with the assistance of its financial and legal advisors, discussed the Committee’s recommendation and its reasons, the terms of the Purchase Agreement and the related agreements among the parties and the impact of the Combination Transaction on the Company’s stakeholders. After further discussion, the Board unanimously resolved to approve the Combination Transaction and to recommend that Shareholders vote in favour of the Combination Transaction at the Meeting. Two directors, Mr. Verbugge and Ms. Altman, did not attend this meeting (as commenced and adjourned) as they previously agreed to abstain from voting on the Combination Transaction due to a potential conflict of interest resulting from their respective relationships with Sirius XM.

Immediately following the Board’s approval of the Combination Transaction, the Company requested that the Investment Industry Regulatory Organization of Canada (IIROC) halt the trading of the Company’s stock on the TSX. The parties then proceeded to execute the Purchase Agreement, the Voting Agreement and other related agreements, as applicable. The Company promptly issued a press release shortly after noon on November 24, 2010 publicly announcing the Combination Transaction, and trading of the Company’s stock on the TSX resumed shortly thereafter.

Benefits of the Combination Transaction

The Company believes that the Combination Transaction will create a leading Canadian media company and nationwide audio entertainment provider that will benefit from a highly experienced management team with extensive industry knowledge in media and broadcast operations, consumer electronics, customer care and subscriber management, automotive engineering and information technology.

After the Combination Transaction, the Company believes that it will have a stronger platform for future innovation within the audio entertainment industry through key content and programming relationships and distribution agreements with every major automaker and retailers nationwide. Subscribers will continue to be offered a broad range of commercial-free music, plus exclusive sports coverage, news, talk and entertainment programming and a best-of-both channel package over time.

The Company believes that the combined company will have a total subscriber base of over 1.7 million. In the most recently reported quarter ending November 30, 2010, the combined company will have pro forma revenues of approximately $55 million and pro forma Adjusted EBITDA of approximately $5.5 million, and currently expects to have total debt of approximately $150 million. On a trailing 12-month basis, the combined company will have pro forma revenues of approximately $200 million, and pro forma Adjusted EBITDA of approximately $3.7 million. The Combination Transaction is currently expected to yield synergies of approximately $20 million (on an annualized basis) within 18 months after Closing by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

In addition, the Company currently anticipates that the Combination Transaction will result in additional benefits including those set out below under the heading “--  Reasons for the Committee and Board Recommendations”. It is currently anticipated that these benefits will increase shareholder value over the mid to long-term.

Recommendation of the Committee and Board

The Committee and the Board have unanimously determined that the Combination Transaction is in the best interests of the Company (considering the interests of other stakeholders) and is fair to Shareholders. Accordingly, upon the recommendation of the Committee, the Board has unanimously approved the Combination Transaction and recommends that Shareholders vote FOR the Combination Transaction. Two directors, Mr. Verbrugge and Ms. Altman, abstained from voting due to a potential conflict of interest resulting from their respective relationships with Sirius XM.

Reasons for the Committee and Board Recommendations

In reaching its conclusions and in making its recommendations, the Committee and the Board considered a number of substantive factors and benefits including the following:

(1)
information concerning the business, operations, property, assets, financial performance and condition, operating results and prospects of each of the Company (including its operating subsidiary XM Canada) and Sirius;

(2)	the impact and status of general industry, economic and market conditions and trends applicable to the Company and Sirius;

(3)	the opinion delivered by Canaccord Genuity to the effect that the consideration to be paid by the Company is fair, from a financial point of view, to the Company and its Shareholders;

(4)	the reputation, experience and financial standing of Sirius and each of the Vendors;

(5)	the likelihood that the Combination Transaction will be completed, given the nature of the conditions to the parties’ obligations to complete the Combination Transaction;

(6)
the Vendors will receive a fixed number of Shares and accordingly the dilution to Shareholders is not subject to fluctuation based on the trading price of the Company’s Class A Shares prior to Closing;

(7)
Sirius received board approval and shareholder approval from Sirius XM and Slaight for the Combination Transaction prior to executing the Purchase Agreement and as soon as practicable, and subject only to the requirement that CBC obtain the Order in Council, Sirius will obtain shareholder approval from CBC for the Combination Transaction;

(8)	CSRI, which holds a 77.0% voting interest in the Company (on a non-diluted basis), has entered into the Voting Agreement and continues to support the Combination Transaction;

(9)
the Company’s Shareholders will have a 42% economic interest in the Company (on a partially-diluted basis) upon completion of the Combination Transaction and, through such ownership, will continue to participate in any increase in the value of the Company, including any increase in the value of the Company due to the acquisition of the assets currently owned by Sirius as a result of the Combination Transaction;

(10)
the Company and Sirius have complementary licensed intellectual property rights and product and technology portfolios with a high level of overlap. In addition, there is overlap between the two companies’ target markets. Combining such rights and products in a single company is expected to provide significant realizable cost synergies, thus increasing revenue and accelerating the long term growth of the combined company;

(11)
the Combination Transaction will better position the Company to compete for consumers’ attention and entertainment stability against a host of products and services in the highly competitive and rapidly evolving audio entertainment marketplace. In addition, cost reductions resulting from the Combination Transaction will enable the Company to maintain competitive prices for subscriptions and devices;

(12)
in connection with the Combination Transaction, the Company will refinance its existing debt, which is expected to materially improve the Company’s current financial position (see “Description of Refinancing”);

(13)
the anticipated improved financial strength of the combined company is expected to provide it with a more diversified platform to operate and develop the combined portfolio of assets, access capital and achieve long-term future growth;

(14)	the combined company is expected to be more attractive to large national advertisers, since it will have a significantly broader audience than either the Company or Sirius on its own;

(15)
the combined company will offer consumers more choice and value (each company expects to be able to add the best of the other’s line-up to their service, subject to obtaining permission of the applicable content provider, and the Company may offer other new programming packages) and is therefore expected to have a broader audience; and

(16)
the combined company is expected to have a highly experienced workforce with extensive industry knowledge in media and broadcast operations, consumer electronics, customer care and subscriber management and information technology, which should enhance the combined company’s ability to successfully complete growth initiatives.

In addition, the Committee and the Board observed that a number of procedural safeguards were present to ensure the fairness of the Combination Transaction to the Company, the Shareholders and other stakeholders, and to permit the Committee and the Board to represent effectively the interests of the Company, its Shareholders and other stakeholders, including the following:

(1)	the Company undertook a comprehensive due diligence process covering legal, financial and operational aspects of Sirius’ business;

(2)
the evaluation and negotiation process was conducted under the oversight of the Committee, which was comprised solely of directors who are independent of management, Sirius XM, CSRI and the Company, and who have no financial interest in the Combination Transaction that is different from that of the Shareholders;

(3)
the Committee retained and received advice from experienced and qualified financial and legal advisors, including its and the Company’s advisors, in evaluating, negotiating and recommending the terms of the Purchase Agreement and related agreements;

(4)	the terms of the Purchase Agreement and related agreements are the result of arm’s length negotiations with Sirius and the Vendors; and

(5)
each of the Share Issuance Resolutions and the New Board Resolutions will have to be approved by a majority of the votes cast by disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates) that are present in person or represented by proxy at the Meeting and the Articles of Amendment Resolutions will have to be approved by more than 66 2/3% of the votes cast by disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates), that are present in person or represented by proxy at the Meeting.

The Committee and the Board also considered a variety of risks and other potentially negative factors concerning the Combination Transaction and the Purchase Agreement, including the following:

(1)
the risks to the Company if the Combination Transaction is not completed, including the fees and expenses associated with the Company pursuing the Combination Transaction, other risks associated with the parties’ ability to complete the Combination Transaction, and the diversion of management’s attention away from the conduct of the Company’s business in the ordinary course (see “Risk Factors”);

(2)
the potential for increased employee attrition during the period prior to Closing and thereafter and the potential effect of same on the Company’s and Sirius’ respective businesses and relations with customers, suppliers and regulators;

(3)	the potential impact of the restrictions under the Purchase Agreement on the Company’s ability to take certain actions during the period prior to Closing (see “-- Purchase Agreement Covenants”);

(4)
neither the Committee nor the Board know whether any potential alternatives to the Combination Transaction would have been more favourable than the Combination Transaction (though the Committee and the Board considered that to be unlikely given the similarity of the companies respective businesses and the fact that Sirius XM is a significant shareholder of both the Company and Sirius, as well as the licensor of both the Company’s and Sirius’ respective satellite services);

(5)
the fact that certain Regulatory Approvals will need to be obtained in relation to the Combination Transaction and the risk that the applicable regulatory agencies may not approve the Combination Transaction or may impose terms and conditions on their approvals that would materially and adversely affect the financial results of the combined company (see “Required Approvals” and “Risk Factors  - Risk Factors Related to the Combination Transaction”);

(6)
the conditions to the Company’s and the Vendors’ respective obligations to complete the Combination Transaction and the rights of each party to terminate the Purchase Agreement in certain circumstances (see “--  Purchase Agreement  - Conditions”);

(7)
the risks to the Company associated with the fact that the representations and warranties in the Purchase Agreement (except for title to the shares of Sirius) will not survive Closing and no indemnification for breaches of representations and warranties may be sought by either party following Closing (see “--  Purchase Agreement  - Representations and Warranties”); and

(8)	the risk that anticipated synergies from the Combination Transaction will not be achieved.

After carefully weighing all of the foregoing factors, the Committee and the Board unanimously determined that the Combination Transaction is in the best interests of the Company (considering the interests of other stakeholders) and is fair to the Shareholders, and the Board unanimously approved the Combination Transaction and unanimously recommends that Shareholders vote FOR the Combination Transaction. Two directors, Mr. Verbrugge and Ms. Altman, abstained from voting due to a potential conflict of interest resulting from their respective relationships with Sirius XM.

The foregoing discussion of the information and factors considered by the Committee and the Board is not intended to be exhaustive but includes the material factors considered by the Committee and the Board. In view of the wide variety of factors considered, the Committee and the Board did not find it practical to, nor did they attempt to, quantify or otherwise assign relative weight to the specific factors they considered in reaching their decisions. Furthermore, individual members of the Committee and the Board may have given different weight to different factors. The Committee and the Board considered this information and these factors as a whole and, as a result, found the relevant information and factors to be favourable to, and in support of, their determinations and recommendations.

Canaccord Genuity Financial Fairness Opinion

The Board retained Canaccord Genuity to assess the Combination Transaction and to provide advice to the Committee and to the Board in connection with the Combination Transaction. Canaccord Genuity has delivered the Fairness Opinion addressed to the Committee and the Board concluding that, on the basis of the assumptions, limitations and qualifications set forth in the opinion, as of the date thereof, the consideration to be paid by the Company is fair, from a financial point of view, to the Company and its Shareholders. The full text of the Fairness Opinion is attached as Appendix “E” to this Circular. The Board encourages all Shareholders to read the Fairness Opinion carefully and in its entirety for a description of the matters considered, assumptions made and limitations on the review undertaken. The Fairness Opinion does not constitute a recommendation to any Shareholder as to whether they should vote in favour of the Combination Transaction. See “Interest of Experts”.

The Combination Transaction

If the Combination Transaction is approved at the Meeting and the other conditions set out in the Purchase Agreement, as described below, are satisfied or waived, then upon the consummation of the Combination Transaction the Company will acquire all of the issued and outstanding securities of Sirius. Under the terms of the Purchase Agreement, among other things, the Vendors will be issued Shares representing a 58.0% equity interest in the Company (on a partially diluted basis) immediately following Closing.

The Company currently anticipates that the approximate ownership interest in the Company immediately following Closing will be as follows (all figures expressed on a non-diluted basis):

Shareholder	Class A Shares	Class B Shares	Voting Interest(1)	Equity Interest(1)
CSRI(2)	674,481	81,428,133	30.0%	22.7%
Sirius XM	34,108,472	34,265,895	25.0%	37.1%
CBC	-	55,247,462	20.2%	15.0%
Slaight	-	55,247,462	20.2%	15.0%
Other	12,628,886	-	4.6%	10.2%
TOTAL	47,411,839	226,188,952	100.0%	100.0%
Note:

(1)
Calculations based on 122,808,156 Class A Shares to be issued and outstanding (on a non-diluted basis) immediately following completion of the Combination Transaction (assuming the conversion of Class B Shares for Class A Shares on a three-for-one basis). The Company currently anticipates that an aggregate of approximately 144,760,819 Class B Shares will be issued to the Vendors in connection with the Combination Transaction, however, such number of Class B Shares is subject to change based on each of the Vendor’s pro rata equity interest in Sirius immediately prior to the Closing. In any event, each of CBC and Slaight will receive their respective share consideration in the form of Class B Shares and, for regulatory compliance purposes, Sirius XM will receive such number of Class A Shares and Class B Shares that, when combined with its current beneficial interest in the Company, will not exceed a 25.0% voting interest in the Company (on a non-diluted basis). See “Information Regarding the Combination Transaction  - Governance Agreement”.

(2)
CSRI is controlled by John I. Bitove, the Executive Chairman of the Company. In addition to the 81,428,133 Class B Shares that Mr. Bitove beneficially owns through CSRI, Mr. Bitove beneficially owns 674,481 Class A Shares.

Purchase Agreement

On November 24, 2010, the Company entered into the Purchase Agreement with Sirius and each of the Vendors, being Sirius XM, CBC and Slaight. The Purchase Agreement sets out the terms and conditions relating to the Combination Transaction. The provisions of the Purchase Agreement are the result of arm’s length negotiations conducted among the respective representatives of the Company, Sirius and each of the Vendors. The following discussion describes certain material provisions of the Purchase Agreement and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, a copy of which is available on SEDAR at www.sedar.com. All capitalized terms used in this summary and not otherwise defined in the Glossary of Terms in Appendix “A” have the meanings ascribed to them in the Purchase Agreement.

Purchase and Sale

The Company, subject to the terms and conditions of the Purchase Agreement, has agreed to buy all of the issued and outstanding securities in the capital of Sirius, all of which are held by the Vendors (collectively, the “Purchased Securities”). As part of the consideration for the Purchased Securities, the Company will issue from treasury to the Vendors a total number of Shares that is economically equivalent to 71,284,578 Class A Shares (representing a 58.0% equity interest in the Company, on a partially diluted basis, immediately following Closing). The allocation and number of such Shares will be determined prior to Closing in accordance with the Purchase Agreement.

In the event that the Company has a cash balance (including cash, cash equivalents and restricted investments) at Closing (“Closing Cash Balance”) that is less than $9 million (the “Required Cash Balance”), and Sirius has the Required Cash Balance, then each of the Vendors shall receive, on a pro-rata basis, non-interest bearing promissory notes (collectively, the “Promissory Notes”) in the maximum aggregate principal amount equal to the difference between the Required Cash Balance and the Company’s Closing Cash Balance.

In the event that Sirius has a Closing Cash Balance that is greater than the Required Cash Balance, the Vendors shall receive such excess amount in cash on a pro rata basis on or immediately prior to Closing.

In addition, the following shall occur at Closing, among other things: (i) the New Board shall be appointed, and (ii) the Company shall file Articles of Amendment to effect the following: (x) the consent of two-thirds of the Board members voting at a meeting of the directors of the Company will be required to make certain important decisions, including, among other items described in Schedule 1.1(f) to the Purchase Agreement, amending or modifying the charter or by-laws of the Company, entering into any related-party transactions, and issuing any equity or entering into financings in excess of $50 million, and (y) the Class A Shares will be convertible, at the holder’s option, into Class C Shares of the Company, and vice-versa. Such conversion feature is required for regulatory compliance purposes.

Conditions

The obligation of the Company, Sirius and the Vendors to complete the Combination Transaction is subject to the satisfaction of, or compliance with, at or before Closing, each of the following conditions, each of which may only be waived with the mutual consent of the Company and Sirius (on behalf of the Vendors):

(i)	each of the necessary Regulatory Approvals (including but not limited to CRTC Approval, Competition Act (Canada) Approval and TSX Approval) shall have been obtained;

(ii)
at the Meeting, the Shareholders (excluding Sirius XM and its affiliates) shall have approved (x) the filing of the Articles of Amendment by an affirmative vote of not less than 66 2/3% of the Shares represented (in person or by proxy) and voted, and (y) the issuance of the Consideration Shares and the appointment of the New Board by an affirmative vote of not less than 50% of the Shares represented (in person or by proxy) and voted (collectively, the “Shareholder Approval”), which given CSRI’s commitment to vote in favour of the Combination Transaction is essentially assured (subject to unforeseen circumstances) (See “--  Voting Agreement”);

(iii)	the Company shall have terminated the CSR Shareholder Agreement and the Director Designation Agreement, and Sirius and the Vendors shall have terminated the Sirius shareholders agreement;

(iv)	for a period of 180 days after the date of Closing, each of the Vendors, CSRI and Sirius XM shall have been granted a one-time registration right with respect to its securities of the Company;

(v)
the Refinancing, in all material respects, shall have occurred, provided that any material amendment to the proposed terms and conditions of the Refinancing shall require the prior written approval of each of the Vendors, acting reasonably (see “Information Regarding the Combination Transaction  - Description of Refinancing”);

(vi)
each of the Vendors and CSRI, respectively, shall have entered into a governance agreement with the Company, a form of which is attached as Schedule 4.1(f) to the Purchase Agreement, with respect to the manner in which the affairs of the Company, including its operating subsidiaries, shall be conducted;

(vii)	CBC shall have received the approval from the Governor in Council to proceed with the Combination Transaction; and

(viii)	no Claim shall be pending or threatened by any Authority, and no Law shall be in force, to restrain or prohibit the completion of the Combination Transaction.

The obligation of the Company to complete the Combination Transaction is also subject to the satisfaction of, or compliance with, at or before Closing, each of the following conditions:

(ix)
all representations and warranties of Sirius and the Vendors set forth in the Purchase Agreement shall have been true and correct in all respects, without regard to any materiality or Sirius Material Adverse Change qualification contained therein, as of the date of the Purchase Agreement (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) unless the failure or failures of all such representations and warranties to be so true and correct would not, collectively, reasonably be expected to result in a Sirius Material Adverse Change (this exception does not apply in respect of the representations and warranties of the Vendors regarding title to the Purchased Securities, which must be true and correct as of the Closing);

(x)
Sirius and each of the Vendors shall have performed or complied in all material respects with all of their respective obligations, covenants and agreements in the Purchase Agreement which are to be performed or complied with by them at or prior to the Closing;

(xi)	Sirius’ CRTC licence shall not have been terminated or rescinded;

(xii)	Sirius shall not be Insolvent; and

(xiii)	no Sirius Material Adverse Change shall have occurred.

The obligation of Sirius and each of the Vendors to complete the Combination Transaction is also subject to the satisfaction of, or compliance with, at or before Closing, each of the following conditions:

(xiv)
all representations and warranties of the Company set forth in the Purchase Agreement shall have been true and correct in all respects, without regard to any materiality or Buyer Material Adverse Change qualification contained therein, as of the date of the Purchase Agreement (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) unless the failure or failures of all such representations and warranties to be so true and correct would not, collectively, reasonably be expected to result in a Buyer Material Adverse Change (this exception does not apply in respect of the representations and warranties of the Company regarding the Consideration Shares being duly authorized and validly issued as fully paid and non-assessable, which must be true and correct as of the Closing);

(xv)
the Company shall have performed or complied in all material respects with all of its obligations, covenants and agreements in the Purchase Agreement which are to be performed or complied with by it at or prior to the Closing;

(xvi)	the Company’s CRTC licence shall not have been terminated or rescinded;

(xvii)	the Company shall not be Insolvent; and

(xviii)	no Buyer Material Adverse Change shall have occurred.

Representations and Warranties

The Purchase Agreement contains a number of representations and warranties of each of the Company and Sirius customary for a transaction of this type relating to, among other things: (i) corporate formation and authority to enter into the Purchase Agreement, (ii) non-contravention of other agreements, obligations or laws, (iii) enforceability of their respective obligations, (iv) required consents, (v) capitalization, (vi) compliance with all licences, permits and authorizations, (vii) maintenance of books and records, (viii) preparation of financial statements in accordance with GAAP, (ix) no declaration or payment of dividends or other distributions relating to their shares other than as contemplated under the Purchase Agreement, (x) operating metrics as of the year-to-date period ended August 31, 2010, (xi) absence of undisclosed liabilities, (xii) tax matters, (xiii) absence of certain changes or events, (xiv) title to assets and summary of fixed assets, (xv) leased and owned real property, (xvi) litigation, (xvii) non-arm’s length transactions, (xviii) material contracts, (xix) environmental matters, (xx) employment matters and benefit plans, (xxi) insurance, (xxii) intellectual property, (xxiii) accounts receivable, (xxiv) use of brokers in connection with the Combination Transaction, and (xxv) absence of knowledge of any fact that may cause or could reasonably be expected to cause a Sirius Material Adverse Change or a Buyer Material Adverse Change, as applicable.

The representations and warranties made by the Company and Sirius, respectively, do not survive Closing (with the exception of the representation and warranty made by the Company with regard to the Consideration Shares being duly authorized and validly issued as fully paid and non-assessable) and terminate on the earlier of the date of Closing or the date the Purchase Agreement is terminated in accordance with its terms.

Each of the Vendors have also provided representations and warranties (on a several basis) with regard to: (i) corporate formation and authority to enter into the Purchase Agreement, (ii) title to Purchased Securities, (iii) non-contravention of other agreements, obligations or laws, (iv) enforceability of their respective obligations, (v) litigation, (vi) residence, (v) use of brokers in connection with the Combination Transaction, and (vi) absence of knowledge of any fact that may cause or could reasonably be expected to cause a Sirius Material Adverse Change.

The representations and warranties made by the Vendors, respectively, do not survive the Closing (with the exception of the representation and warranty regarding title to the Purchased Securities) and terminate on the earlier of the date of Closing or the date the Purchase Agreement is terminated in accordance with its terms.

Covenants

In the Purchase Agreement, each of the Company and Sirius have agreed to certain customary negative and affirmative covenants relating to the operation of their respective businesses between the date of the Purchase Agreement and the date of Closing. Each party has covenanted in favour of the other party that it will, among other things, carry on business in the ordinary course and use commercially best efforts to maintain its goodwill and preserve its business and its relationships. Each party has also agreed to certain restrictions on its activities, including, among other things, limitations on its financing activities, capital expenditures, changes in its capital structure, and its ability to enter into contracts and certain transactions. Each party must also, among other things, use commercially best efforts to continue in force all policies of insurance maintained by or for its benefit, and conduct its business in a manner that preserves the Required Cash Balance.

In addition, the Company has agreed that, except in the ordinary course and without the prior written consent of Sirius, it will not incur or guarantee any obligations individually or in the aggregate in excess of $5,000,000 (exclusive of any draw-downs on existing credit facilities), provided that any amounts in excess of $250,000 that remain outstanding at the Closing will be deducted from the Company’s Closing Cash Balance and any such amounts will be subject to prior consent from Sirius XM. Sirius, on the other hand, agreed that it will not incur or guarantee any obligations individually or in the aggregate in excess of $250,000.

Shareholders Meeting

The Company agreed to establish a record date no later than January 10, 2011 and to duly call and give notice of the Meeting and as promptly as practicable (in any event prior to February 28, 2011) convene and hold the Meeting. The Company agreed to solicit from its shareholders proxies in favour of approval of the issuance of the Consideration Shares and to use commercial best efforts to obtain the Shareholder Approval. The Purchase Agreement provides that the Company is responsible for the preparation of the Circular and other materials in connection with the Meeting and for filing all Meeting materials required to be filed. Pursuant to the Purchase Agreement, Sirius and its counsel were granted a reasonable opportunity to review and comment on the Meeting materials and the Company agreed to give such comments consideration. All parties agreed that they would ensure that none of the information relating to such parties included in the Meeting materials would contain a misrepresentation.

Regulatory Approvals

Each of the Company, Sirius and the Vendors have agreed to use commercially best efforts to obtain all of the required Regulatory Approvals (including but not limited to CRTC Approval, Competition Act Approval and TSX Approval) as promptly as reasonably practicable and will cooperate with each other in doing so and consider in good faith each others’ views. The Company and Sirius will keep each other fully and promptly informed of all oral and written communications from any authority in respect of the Regulatory Approvals. The Company, Sirius and the Vendors will use commercially best efforts to attempt to resolve any objections from any Authority with respect to the Purchase Agreement.

Mutual Cooperation

Each of the parties to the Purchase Agreement have also agreed to use its commercially best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Combination Transaction and to cooperate with each other in connection with the foregoing, including using commercially best efforts, among other things:

(i)
to obtain, as promptly as reasonably practicable, from any Authority or any other third party all necessary consents, approvals and authorizations as are required to be obtained in connection with the Purchase Agreement and the consummation of the Combination Transaction;

(ii)	to defend all lawsuits or other legal proceedings challenging the Purchase Agreement or the consummation of the Combination Transaction;

(iii)	to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Combination Transaction;

(iv)	to effect all necessary registrations and other filings and submissions of information requested by Authorities or required under any Law applicable to the Combination Transaction; and

(v)	to satisfy (or to cause the satisfaction of) the conditions set out under “Conditions”, to the extent the same is within its control.

Termination

The Purchase Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Closing by the Company or Sirius (on behalf of Sirius and the Vendors), as the case may be:

(i)	by mutual consent of the Company and Sirius;

(ii)	by the Company or Sirius if:

(A)
Closing does not occur by November 24, 2011, provided that this right to terminate is not available to any party whose failure to fulfill any obligation under the Purchase Agreement is the cause of such failure to close;

(B)	there shall be passed any applicable Law that makes consummation of the Combination Transaction illegal or otherwise prohibited; or

(C)	the Shareholder Approval is not obtained at the Meeting;

(iii)
by the Company if Sirius or the Vendors shall have breached any of their respective representations, warranties, covenants or agreements under the Purchase Agreement such that the conditions (including after applicable cure periods) described under “Conditions”, paragraphs (ix) and (x), would not be satisfied, provided that the Company is not then in material breach of the Purchase Agreement so as to cause any of the conditions described under “Conditions”, paragraphs (xiv) and (xv), to not be satisfied;

(iv)
by Sirius if the Company shall have breached any of its representations, warranties, covenants or agreements under the Purchase Agreement such that the conditions (including after applicable cure periods) described under “Conditions”, paragraphs (xiv) and (xv), would not be satisfied, provided that Sirius and each of the Vendors is not then in material breach of the Purchase Agreement so as to cause any of the conditions described under “Conditions”, paragraphs (ix) and (x), to not be satisfied;

(v)
by the Company or Sirius if, after applicable cure periods, the other party’s CRTC licence is terminated or rescinded, if the other party becomes Insolvent, or if a Buyer Material Adverse Change occurs or a Sirius Material Adverse Change occurs, as applicable; or

(vi)
by Sirius if, after applicable cure periods, the directors of the Company shall have failed to publicly recommend that the Shareholders vote in favour of the matters requiring Shareholder Approval or shall have withdrawn or qualified, amended or modified in a manner adverse to the Vendors such recommendation.

Fees and Expenses

Except as otherwise provided in the Purchase Agreement, on or prior to the date of Closing, the Company, Sirius and the Vendors have agreed that they will pay their respective legal, accounting and other professional advisory fees, broker fees, costs and expenses incurred in connection with the negotiation, preparation or execution of the Purchase Agreement and all documents and instruments executed or delivered pursuant to the Purchase Agreement, as well as any other costs and expenses incurred.

Voting Agreement

Contemporaneously with the signing of the Purchase Agreement, CSRI, which currently holds a 77.0% voting interest in the Company (on a non-diluted basis), entered into the Voting Agreement with Sirius, the Vendors and XM, a wholly owned subsidiary of Sirius XM, pursuant to which CSRI has committed to vote its Shares in favour of the Combination Transaction, subject to certain terms and conditions, thereby assuring its approval (subject to unforeseen circumstances). The following discussion describes certain material provisions of the Voting Agreement and is subject to, and qualified in its entirety by reference to, the Voting Agreement, a copy of which is available on SEDAR at www.sedar.com. All capitalized terms used in this summary and not otherwise defined in the Glossary of Terms in Appendix “A” have the meaning ascribed to them in the Voting Agreement.

Agreements with CSRI and XM

Each of CSRI and XM, in their capacity as Shareholders, respectively, have agreed, among other things, that it shall:

(i)
on or before the fifth Business Day prior to the Meeting, duly complete and cause forms of proxy in respect of all of the Shares owned by it to be validly delivered in support of the Shareholder Approval, and will not withdraw those forms of proxy;

(ii)
not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey, any of its Shares or any right or interest therein (legal or equitable) to any person or group or agree to do so;

(iii)
not grant or agree to grant any proxy or other right to vote its Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind as to its Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Combination Transaction;

(iv)	not take any other action of any kind which might reasonably be expected to reduce the success of, or delay or interfere with the completion of, the Combination Transaction;

(v)
if any transaction other than the Combination Transaction is presented for approval of or acceptance by the Shareholders, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of that transaction, or purport to tender or deposit into any such transaction any of its Shares; and

(vi)	act reasonably and cooperate in:

(A)	settling any revisions as may be necessary to the Registration Rights Agreement; or

(B)
the termination of, and a release by such Shareholder of all of its entitlements under, the Registration Rights Agreement and the negotiation, settlement and entering into of a similar registration rights agreement;

in each case, as prescribed by the Purchase Agreement and conditional upon Closing, in order to provide that, for a period of 180 days after the date of Closing, each of the Vendors, CSRI and XM shall have been granted a one-time registration right with respect to its securities of the Company, which registration rights shall be in a form that is mutually agreeable to each of the Vendors and the Buyer Shareholders.

In addition, concurrent with and conditional upon completion of Closing, each of CSRI and XM have agreed to deliver a termination agreement in respect of the shareholders agreement in respect of the Company, as well as the Director Designation Agreement, and each of Sirius and the Vendors have agreed to deliver a termination agreement in respect of the shareholders agreement in respect of Sirius.

Representations and Warranties

The Voting Agreement contains representations and warranties of each of CSRI and XM relating to certain matters including, among other things: formation and authority, title to their respective Shares, enforceability of obligations, non-contravention of constating documents and Laws, and litigation.

The Voting Agreement contains representations and warranties of each of Sirius and the Vendors (on a several basis) relating to certain matters including, among other things: formation and authority, title to their respective shares of Sirius and enforceability of obligations.

Termination

The Voting Agreement may be terminated at any time prior to Closing:

(i)	by mutual consent of CSRI, XM and Sirius (on behalf of Sirius and the Vendors);

(ii)	by CSRI if:

(A)	there shall be passed any applicable Law that makes consummation of the Combination Transaction illegal or otherwise prohibited;

(B)
the Purchase Agreement is amended without the prior written consent of CSRI in circumstances in which CSRI’s rights or interests under the Purchase Agreement are, or would with passage of time be, adversely affected by the amendment, or in circumstances in which CSRI is treated in a manner which unfairly disregards its rights or interests; or

(C)	the Purchase Agreement has been terminated in accordance with its terms;

(iii)	by XM if:

(A)	there shall be passed any applicable Law that makes consummation of the Combination Transaction illegal or otherwise prohibited;

(B)
the Purchase Agreement is amended without the prior written consent of XM in circumstances in which XM’s rights or interests under the Purchase Agreement are, or would with passage of time be, adversely affected by the amendment, or in circumstances in which XM is treated in a manner which unfairly disregards its rights or interests; or

(C)	the Purchase Agreement has been terminated in accordance with its terms; and

(iv)	by Sirius (on behalf of Sirius and the Vendors) if the Purchase Agreement has been terminated in accordance with its terms.

Governance Agreement

The following discussion describes certain material provisions of the proposed governance agreement (the “Governance Agreement”) to be entered into on or prior to Closing between the Company (and its operating subsidiaries) and certain Significant Shareholders (being CSRI, Sirius XM, CBC and Slaight, each a “Shareholder Party”), respectively, such agreements to be substantially in the form attached as Schedule 4.1(f) to the Purchase Agreement. The following discussion is subject to, and qualified in its entirety by reference to, the form of Governance Agreement attached as Schedule 4.1(f) to the Purchase Agreement, a copy of which is available on SEDAR at www.sedar.com. All capitalized terms used in this summary and not otherwise defined in the Glossary of Terms have the meaning ascribed to them in the Governance Agreement.

The Governance Agreement sets out certain agreements as between the Company (and its operating subsidiaries) and each of the Significant Shareholders relating to, among other things, Canadian ownership compliance, Board nomination rights, restrictions on transfer of Shares, mechanisms for maintaining maximum voting interest levels, and certain voting limitations. Note that upon Closing, the existing CSR Shareholders Agreement and the Director Designation Agreement will be terminated and have no force or effect.

Canadian Ownership Compliance

The parties to the Governance Agreement will take such action that is within their control to ensure that all requirements relating to the ownership and control of broadcasting undertakings as set out in the Broadcasting Act and related regulations, rules and regulatory policies, directions and decisions in effect from time to time and the terms of licences granted to the Company or its operating subsidiaries by the CRTC or Industry Canada (the “Restrictions”) are complied with at all times.

Unless otherwise permitted by the Restrictions, (i) a majority of members of the Board, (ii) at least 80 percent of the board members of each of the Company’s operating subsidiaries, and (iii) the CEO of each of the operating subsidiaries, shall be “Canadians” within the meaning of the Restrictions (the “Residency Requirements”).

Board Nomination Rights

The Board will be comprised of nine members. For as long as a Shareholder Party has an equity interest in the Company that is equal to or greater than 10% (on a non-diluted basis), such Shareholder Party shall be entitled to nominate a certain number of directors of the Company. Each of CSRI and Sirius XM shall be entitled to nominate two directors for election, and each of CBC and Slaight shall be entitled to nominate one director. The Board will also have three directors who are independent and financially literate within the meaning of applicable securities laws in Canada. At least two of such independent directors, as well as all of the directors nominated by CSRI, CBC and Slaight, must each be Canadian (as defined by the Residency Requirements). In the event a Shareholder Party has an equity interest that is less than 10% (on a non-diluted basis), such Shareholder’s nominee or nominees will resign from the Board and the size of the Board going forward shall decrease accordingly.

A quorum for a meeting of the Board will consist of a majority of the members of the Board, provided that: (i) a majority of the directors present and entitled to vote are Canadians within the meaning of the Restrictions, and (ii) at least two independent directors are present and entitled to vote.

The board of directors of each of the Company’s operating subsidiaries will be comprised of five members. For as long as a Shareholder Party has an equity interest in the Company that is equal to or greater than 10% (on a non-diluted basis), the Company will cause one nominee from each Shareholder Party to be a member of the board of each of the Company’s operating subsidiaries. The CEO of the Company will also be a member of the board of each of the Company’s operating subsidiaries. In the event a Shareholder Party has an equity interest that is less than 10% (on a non-diluted basis), such Shareholder’s nominee will resign from the board of each of the Company’s operating subsidiaries, and such vacancy shall be filled with one of the Company’s independent directors.

Special Consent Rights

The Governance Agreement to be entered into with Sirius XM will contain a number of consent rights relating to the business and operations of the Company and each of its operating subsidiaries. Such special consent rights are substantially the same as the special consent rights Sirius XM is entitled to under the existing CSR Shareholders Agreement. Specifically, for as long as both (a) Sirius XM’s equity interest is equal to or greater than 22.6% (on a non-diluted basis), and (b) Sirius XM’s voting interest is less than its equity interest, the prior written consent of Sirius XM will be required for:

(i)
any merger or consolidation or sale, transfer, assignment, conveyance or other disposition to a third party of all or substantially all of the property and assets of the Company or any direct or indirect subsidiary of the Company;

(ii)
the dissolution or winding-up of the Company or any direct or indirect subsidiary of the Company or adoption of a plan of liquidation for the Company or any direct or indirect subsidiary of the Company;

(iii)
the making of loans or advances to, transferring properties (other than in the ordinary course of business) to, or guaranteeing any debt of any other person in any amount by the Company or any direct or indirect subsidiary of the Company, which loans, advances, transfers and guarantees would exceed $5.0 million in the aggregate at any time outstanding;

(iv)	the authorization or filing of articles of amendment or articles of amalgamation for the Company or any direct or indirect subsidiary of the Company;

(v)	any action or transaction not in the ordinary course of the satellite radio business of the Company or any direct or indirect subsidiary of the Company;

(vi)	the issuance of shares of any direct or indirect subsidiary of the Company to any person other than the Company;

(vii)
the incurrence of any indebtedness for borrowed money (including guaranteeing any indebtedness of another person) or the issuance of any debt securities by the Company or any direct or indirect subsidiary of the Company (other than any indebtedness or refinancing of the indebtedness existing at the time of Closing, and inter Company indebtedness and working capital facilities not to exceed $10.0 million), which when combined with all incurrences of any indebtedness for borrowed money (including guarantees of third party indebtedness) and issuances of debt securities by the Company or any direct or indirect subsidiary of the Company other than the foregoing debt issuances, would exceed $50.0 million in the aggregate;

(viii)
the issuance of equity securities (or securities convertible into equity securities) by the Company and which, when combined with all other equity issuances by the Company issued within the preceding two years, (other than Shares issued pursuant to the Combination Transaction and certain permitted additional securities, which would include options granted under the Company’s security based compensation arrangements, Shares issued upon the exercise of stock options or restricted stock units (RSUs)) would exceed $50.0 million in the aggregate; and

(ix)
any transaction between the Company or a direct or indirect subsidiary of the Company, on the one hand, and a shareholder of the Company or an affiliate of a shareholder of the Company, on the other hand, involving aggregate consideration in excess of $1.0 million.

In addition, in certain limited circumstances where one of Sirius XM’s nominees is not elected to the Board or is removed from the Board without its consent, Sirius XM will also have a special consent right with respect to the annual operating plan of the Company.

Restrictions on Transfer of Shares

During the six month period following Closing, each Shareholder Party will agree that in the event it wishes to transfer to a third party any Shares that it holds as of the Closing Date, it will notify the Company who, in turn, will notify the other Significant Shareholders and invite them to participate in any sale or offering that the Company will use commercially reasonable efforts to facilitate. If no such sale or offering is consummated within a prescribed 60 day period then, subject to certain limitations set out in the Governance Agreement, each such Significant Shareholder may transfer to a third party its Shares in its sole and absolute discretion and in accordance with applicable securities laws.

With respect to the Shares each Shareholder Party holds as of the Closing Date, each of CSRI, CBC and Slaight will agree to a maximum voting interest in the Company that is equal to two times their economic interest, and Sirius XM will agree to a maximum voting interest in the Company that is equal to the lesser of two times its economic interest or 25% (on a non-diluted basis).

Each Shareholder Party will also agree that in the event it wishes to transfer to a third party any Shares and such Shares consist of Class B Shares, it must first convert such Class B Shares to Class A Shares in accordance with the Articles of the Company (that is, on the basis of one Class A Share for every three Class B Shares). As such, any transfer and conversion of Class B Shares will necessarily increase the voting interest of the remaining Class B Shares. If as a result of any such transfer and conversion, any Shareholder Party exceeds its maximum voting interest as described above, such Shareholder Party will agree to convert such number of Class B Shares to Class A Shares (or in the case of Sirius XM, if necessary, convert such number of Class A Shares to Class C Shares) so as not to exceed its respective maximum voting interest.

Voting Limitations

With respect to the Shares that each of CSRI, CBC and Slaight holds as of the Closing Date, each such Shareholder Party will agree that in the event such Shares have a voting interest that is greater than the voting interest such Shares represented as of the Closing Date (e.g. as a result of a transfer of Shares to a third party by another Significant Shareholder), it will agree to vote, in respect of any special shareholder resolution (i.e. one requiring the approval of two-thirds of the votes cast), any such excess voting interest in the same proportion as the votes that are exercised by all Shareholders (excluding the other Significant Shareholders). Each of CSRI, CBC and Slaight will be permitted to vote in its discretion the voting interest represented by its Shares as of the Closing Date, as well as any additional Shares it may acquire after the Closing Date.

Consent Letter Agreements

Under the existing CSR Shareholders Agreement, each of XM and CSRI, as significant and founding Shareholders, have special consent rights with respect to certain fundamental matters concerning the Company, including transactions such as the Combination Transaction, the Refinancing and other transactions contemplated by the Purchase Agreement. Further, under the XM Licence Agreement, XM has a right to terminate the agreement if the Company undergoes a change of control (as such term is defined in the XM Licence Agreement).

In light of XM’s and CSRI’s existing respective rights, the Company has obtained the written consent of each of Sirius XM (on behalf of XM) and CSRI, as contractually required, and Sirius XM waived its right to terminate the XM Licence Agreement as a result of the consummation of the Combination Transaction.

In addition, the Company and Sirius XM have agreed to certain consequential amendments to the XM Licence Agreement as a result of the Combination Transaction, to be effective immediately following Closing. Such amendments include that, following Closing, Sirius XM will no longer have the right to terminate the XM Licence Agreement in the event that the Company fails to meet the “market share test” set out in such agreement or if the Company undergoes a further change of control.

Transaction Steps Agreement

Concurrently with the execution of the Purchase Agreement, the parties to the Purchase Agreement entered in the Transaction Steps Agreement which provides for certain pre-closing internal transactions involving Sirius and the Vendors as well as the manner in which the Company, subject to the terms and conditions of the Purchase Agreement, will acquire all of the Purchased Securities. The Transaction Steps Agreement provides that, among other things:

(i)
in the event that Sirius has a Closing Cash Balance that is greater than the Required Cash Balance, the Vendors shall receive such excess amount in cash on a pro rata basis on or immediately prior to Closing;

(ii)
as part of the consideration for the Purchased Securities, the Company will issue from treasury the Consideration Shares to the Vendors, with the allocation and number of such Class A Shares and Class B Shares being determined prior to Closing in accordance with the Purchase Agreement; and

(iii)
in the event that the Company’s Closing Cash Balance is less than the Required Cash Balance, the Vendors shall each receive (on a pro rata basis) a Promissory Note in the maximum aggregate principal amount equal to the difference between the Required Cash Balance and the Company’s Closing Cash Balance.

CBC Program Licence Agreement

The Company has agreed that upon Closing, it will enter into a program licence agreement with CBC (the “CBC Program Licence Agreement”), pursuant to which, subject to certain terms and conditions, six CBC radio channels, including Radio One, Première Plus, Bandeapart, Radio Three, Radio Canada International  - Plus and Sports Extra, will be made available to XM Canada subscribers. The CBC radio channels are currently available to Sirius Canada subscribers. The CBC Program Licence Agreement will be substantially similar to Sirius Canada’s existing program licence agreement with CBC, and both program licence agreements with CBC will expire on August 24, 2022 unless otherwise renewed by the parties. The parties have agreed that the implementation of the terms of the CBC Program Licence Agreement will occur in an orderly and commercially reasonable manner and in all cases the parties will do whatever is necessary and commercially reasonable to ensure that neither the Company nor Sirius will be in violation of their respective conditions of CRTC licence as a result of such implementation.

Chair Amending Agreement

John I. Bitove is currently the Executive Chairman of the Company and is responsible for, among other things, leading the Board to act as an effective, high performing team capable of fulfilling the broad range of its responsibilities including, without limitation, strategic planning, succession planning, major financial decisions, stakeholder liaisons and fulfilling its general governance functions. As a condition to entering into the Purchase Agreement, the Vendors requested certain amendments to Mr. Bitove’s existing employment agreement to be effective at any time following Closing if, and only if, requested by at least one of the Vendors. Such amendments include the termination of Mr. Bitove’s existing employment agreement in accordance with the terms thereof, including payment of severance entitlements (on the basis that Mr. Bitove’s employment has been terminated without just cause), and Mr. Bitove assuming a more traditional pre-defined role as Chairman of the Company (and each of its operating subsidiaries, as well as certain committees of the Board), with responsibilities set out in the amending agreement and compensation commensurate with such role (as determined by the New Board, after obtaining and considering feedback from an independent third party consultant). The amendments will not be effective unless and until at least one of the Vendors, in its discretion, delivers written notice to that effect to the Company. Despite his existing contractual entitlements to remain as Executive Chairman following Closing, in order to facilitate the Combination Transaction, Mr. Bitove agreed to provide the Vendors with the option to make the amendments effective, if at all.

Description of Refinancing

On or prior to the Closing, the Company will use commercially best efforts to refinance (the “Refinancing”) its 12.75% Senior Notes due 2014 (the “Existing Notes”). See “Information Regarding the Combination Transaction  - Purchase Agreement  - Conditions”. The Company intends to issue new 9.75% Senior Notes due 2018 (the “New Notes”) by way of an exchange offer for its Existing Notes (the “Exchange Offer”) and a concurrent private placement (the “Private Placement”).

Under the proposed terms of the Exchange Offer, holders of Existing Notes will be able to tender their Existing Notes for New Notes or cash. Concurrently with the closing of the Exchange Offer, the Company anticipates closing a sale of New Notes to certain accredited investors for cash in the Private Placement. The Company currently anticipates that it will issue up to approximately $130 million in aggregate principal amount of New Notes in the Exchange Offer together with the Private Placement.

No cash proceeds will be received in the Exchange Offer. The Company will apply a combination of cash on hand and the cash proceeds from the Private Placement to fund the cash payments under the Exchange Offer, repay all amounts owing under the XM Credit Facility and other subordinated promissory notes, and use the balance for general corporate purposes.

Anticipated Timing

If the Meeting is held as scheduled on February 17, 2011, the Combination Transaction Resolutions are approved in the required manner at the Meeting, the necessary Regulatory Approvals (including CRTC Approval) are obtained, and all of the conditions to the completion of the Combination Transaction are satisfied or waived at the required time, then the consummation of all of the transactions contemplated by the Purchase Agreement, including, among other things, the acquisition of the Purchased Securities, the issuance of the Consideration Shares and the closing of the Exchange Offer and Private Placement, is currently expected to occur during the third quarter of the Company’s 2011 fiscal year. See “Risk Factors  - Risks Relating to the Purchase Agreement  - Closing of the Combination Transaction”.

As provided under the Purchase Agreement, the deadline to complete the Combination Transaction is November 24, 2011 (the “Termination Date”). Either the Company or Sirius (on behalf of the Vendors) may terminate the Purchase Agreement in certain circumstances, including if the Combination Transaction has not been completed by the Termination Date (provided that the party exercising the right of termination is not in material breach of its obligations under the Purchase Agreement which has caused the Combination Transaction not to be completed by the Termination Date). See “--  Purchase Agreement  - Termination”.

Effect on the Company if the Combination Transaction is Not Completed

If each of the Combination Transaction Resolutions is not approved by the Shareholders (excluding the votes held by Sirius XM and its affiliates) or if the Combination Transaction is not completed for any other reason, the Company will not combine its business with Sirius, nor will there be any assurances that the Company will have the ability to complete the refinancing of its long-term Indebtedness on the same terms and conditions as currently contemplated under the Exchange Offer and Private Placement. Instead, management will operate the Company in a manner similar to that in which it is being operated today and Shareholders will continue to be subject to the same risks and opportunities to which they are currently subject. See also “Risk Factors  - Risks Related to the Company”.

If the Combination Transaction is not completed and the Purchase Agreement is terminated, the Company will nevertheless be required to pay certain non-recoverable fees, costs and expenses in connection with its pursuit of the Combination Transaction and related transactions, including, but not limited to, professional advisor fees in respect of financial and legal advice. See “--  Purchase Agreement  - Fees and Expenses” and “Risk Factors  - Risk Factors Related to the Combination Transaction  - Fees, costs and expenses of the Combination Transaction may not be recoverable by the Company”.

INFORMATION ABOUT SIRIUS CANADA INC.

Sirius, pursuant to its exclusive licence agreement for Canada with Sirius XM, operates a subscription based satellite digital audio radio service in Canada. Through the satellite system of Sirius XM, Sirius currently offers 120 channels of programming, which include commercial-free music, as well as news, talk, sports and children’s programming, including 12 channels offering Canadian content.

See Appendix “F” to this Circular for a detailed description of Sirius and Appendix “G” to this Circular for Sirius’ audited financial statements for the years ended December 31, 2009, 2008 and 2007, as well as Sirius’ unaudited interim financial statements for the three and nine-month periods ended September 30, 2010 and 2009.

INFORMATION ABOUT EACH OF THE VENDORS

Sirius is owned by Sirius XM, CBC and Slaight.

Sirius XM Radio Inc.

Sirius XM is a U.S.-based radio company that was formed in July 2008 through the merger of XM Satellite Radio Holdings Inc. and Sirius Satellite Radio Inc. Sirius XM currently owns an approximate 19.9% voting interest (approximately 49.9% equity interest) in Sirius and indirectly holds, through XM Satellite Radio Inc., a 10.5% voting interest (21.5% equity interest) in the Company.

Canadian Broadcasting Corporation

CBC, a Crown corporation, is Canada’s national broadcaster. CBC provides over-the-air radio and television as well as speciality television services. In addition, it reaches Canadians on new platforms, including satellite distributed services to Sirius. CBC operates two over-the-air English radio services in Canada, Radio 1 (a radio news and information service) and Radio 2 (a national music service). In addition, it operates Radio 3, a national new music radio service that is exclusively available on Sirius’ satellite and CBC’s and Sirius’ online services.

Radio-Canada operates two over-the-air French radio services in Canada, Première Chaîne (a mix of information and cultural programming) and Espace Musique (a national music service). In addition it operates Bande à Part (a national new music radio service that is exclusively available on Sirius’ satellite and online services). Radio-Canada produces Première Plus, Sports Extra and RCI Plus exclusively for Sirius. Radio Canada International is an international news and information radio service, that is broadcast and distributed around the world in 7 languages.

Slaight Communications Inc.

Slaight is wholly owned by J. Allan Slaight. The company formerly owned a large number of radio and television broadcasting properties in Canada, but has sold most of these properties. Today, in addition to its interest in Sirius, Slaight holds minority interests in Astral Media Inc. (6.6% equity and voting), the Haliburton Broadcasting Group (29.9% equity and voting), Milestone Radio Inc., (29.9% equity and 32.54% voting) and The Fight Network (7.19% equity and voting). Haliburton owns “Moose FM” which is broadcast in various cities and towns in Northern Ontario. Milestone owns a radio station in Toronto that is in the process of being sold to CTV (subject to CRTC approval). The Fight Network is a television specialty channel for combat sports.

REQUIRED APPROVALS

Shareholder Approval

The full text of the resolutions to be passed by the Shareholders to approve the issuance of the Consideration Shares, the appointment of the New Board and the Articles of Amendment are set out in Appendices “B”, “C” and “D”, respectively, to this Circular. Shareholders will be asked to consider, and if thought advisable approve, the Share Issuance Resolutions, the New Board Resolutions and the Articles of Amendment Resolutions (collectively, the “Combination Transaction Resolutions”). In order to be effective, (i) each of the Share Issuance Resolutions and the New Board Resolutions must be passed by an affirmative vote of not less than 50% of the votes cast by Shareholders, voting in person or by proxy at the Meeting, and (ii) the Articles of Amendment Resolutions must be passed by an affirmative vote of not less than 66 2/3% of the votes cast by Shareholders, voting in person or by proxy at the Meeting, in each case after excluding the votes of Sirius XM and its affiliates.

Shareholder Dilution and TSX Rules

Pursuant to applicable TSX rules, (i) securityholder approval is required in instances where the number of securities issued or issuable in payment of the purchase price of an acquisition, such as the Combination Transaction, exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis; (ii) disinterested securityholder approval is required in instances where the number of securities issued or issuable to insiders (as a group) in payment of the purchase price for an acquisition, such as the Combination Transaction, exceeds 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis; and (iii) disinterested securityholder approval is required for the issuance of multiple voting securities pursuant to an acquisition, such as the Combination Transaction.

Because the Combination Transaction contemplates the issuance of greater than 25% of the current outstanding Shares (on a non-diluted basis), as well as the issuance of greater than 10% of the current outstanding Shares (on a non-diluted basis) to Sirius XM, an insider of the Company, and the issuance of Class B Shares to Sirius XM, the rules of the TSX require that the Company obtain approval of the Share Issuance Resolutions by the holders of a majority of Shares represented in person or by proxy at the Meeting, after excluding any votes by Sirius XM and its affiliates. Under applicable TSX policies, the Company’s Class B Shares are considered multiple voting securities since they have three times the voting entitlement of the Class A Shares for a comparable equity participation. See “Voting Shares and Principal Shareholders”.

As of the Record Date, there were 24,380,867 Class A Shares outstanding (representing a 47.3% equity interest and a 23.0% voting interest in the Company, both on a non-diluted basis) and 81,428,133 Class B Shares outstanding (representing a 52.7% equity interest and a 77.0% voting interest in the Company, both on a non-diluted basis). All of the outstanding Class B Shares are currently held by CSRI. Sirius XM currently beneficially owns 11,077,500 Class A Shares (representing a 10.5% voting interest and a 21.5% equity interest in the Company, both on a non-diluted basis). Sirius XM holds its beneficial interest through its wholly-owned subsidiary XM. See “Securities Law Considerations  - Application of MI 61-101” and “Information about the Company  - Interest of Certain Persons or Companies in Matters to be Acted Upon”.

If the Combination Transaction is completed, the Company will issue from treasury to the Vendors, in the aggregate, up to a maximum of 26,000,000 Class A Shares and 160,000,000 Class B Shares, equal to, in aggregate, approximately 154.0% of Company’s current outstanding equity and 176.0% of the Company’s current outstanding votes, provided that in aggregate the Vendors will only receive a total number of Class A Shares and Class B Shares that is economically equivalent to 71,284,578 Class A Shares. The allocation and number of such Shares will be determined prior to Closing in accordance with the Purchase Agreement. See “Information Regarding the Combination Transaction  - The Combination Transaction”.

In addition, if the Combination Transaction is completed and the existing CSR Shareholders Agreement is terminated as contemplated by the Purchase Agreement, CSRI will no longer be entitled to the special consent rights it currently has under the existing CSR Shareholders Agreement, and CSRI will be entitled to nominate two directors for election to the Board (as opposed to the three directors it currently nominates). Sirius XM, on the other hand, will maintain its special consent rights (pursuant to the Governance Agreement to be entered into upon Closing) and will continue to be entitled to nominate two directors for election to the Board. Each of CBC and Slaight will be entitled to nominate one director for election to the Board pursuant to the Governance Agreement. See “Information Regarding the Combination Transaction  - Governance Agreement” for further information regarding certain agreements as between the Company (and its operating subsidiaries) and each of CSRI, Sirius XM, CBC and Slaight relating to Canadian ownership compliance, Board nomination rights, restrictions on transfer of Shares, mechanisms for maintaining maximum voting interest levels, and certain voting limitations.

CSRI has entered into the Voting Agreement, pursuant to which it has agreed to vote its Shares, representing an approximate 77.0% voting interest in the Company (on a non-diluted basis), in favour of each of the Combination Transaction Resolutions. As a result, the Company currently anticipates that each of the Combination Transaction Resolutions will receive the required Shareholder Approval at the Meeting (assuming the Voting Agreement has not been terminated for whatever reason as at the time of the Meeting). See “Information Regarding the Combination Transaction  - Voting Agreement” and “Securities Law Considerations  - Application of MI 61-101”.

TSX Approval

It is a condition to the completion of the Combination Transaction that the Consideration Shares be approved for listing on the TSX. As of the date hereof, the TSX has conditionally approved the listing of the Consideration Shares with such approval subject to the Company satisfying certain listing requirements of the TSX.

CRTC Approval

A change in the effective control of a licensed broadcasting undertaking, the issuance of licences to carry on a broadcasting undertaking or the acquisition of 30% or more of the voting interests or 50% or more of the issued common shares of such an undertaking or of a Person that has effective control of such undertaking, requires prior approval of the CRTC pursuant to the Broadcasting Act.

The Combination Transaction requires the prior approval of the CRTC for the changes of control of the satellite subscription radio undertakings of XM Canada and Sirius and the associated acquisition by the Company of all of the issued and outstanding shares of Sirius. The Company (through XM Canada) and Sirius applied to the CRTC for such approval on November 30, 2010. On January 7, 2011, the CRTC publically issued a notice indicating that it will consider the application filed by XM Canada and Sirius at a hearing commencing on March 7, 2011. Completion of the Combination Transaction is subject to the condition that the CRTC approve the “change of control” and “acquisition of shares” applications. See “Risk Factors  - Risk Factors Related to the Combination Transaction  - Failure to Obtain CRTC Approval”.

Competition Bureau Approval

Pursuant to Part IX of the Competition Act, proposed transactions that exceed certain financial thresholds may require pre-merger notification. If the transaction is notifiable, certain prescribed information must be provided to the Commissioner of Competition and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Where a notification is made, the waiting period is 30 days after the day on which the parties to the transaction submit the prescribed information, unless, before the expiry of this period, the Commissioner of Competition notifies the parties that she requires additional information that is relevant to the Commissioner of Competition’s assessment of the transaction (a “Supplementary Information Request”). If the Commissioner of Competition provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 days after compliance with such Supplementary Information Request.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner of Competition may, upon request, issue an advance ruling certificate (“ARC”), which exempts the transaction from pre-merger notification. Alternatively, the Commissioner of Competition may issue a “no-action” letter indicating that, in effect, she is of the view that at that time sufficient grounds do not exist on which to apply to the Competition Tribunal under section 92 of the Competition Act, and therefore does not, at that time, intend to make such as an application in respect of the proposed transaction. In addition, pursuant to paragraph 113(c) of the Competition Act, the Commissioner of Competition may waive an obligation to notify, supply the prescribed information and wait the applicable period, if substantially similar information was previously supplied in relation to a request for an ARC.

Under the Competition Act, the Commissioner of Competition may decide to challenge a transaction or seek to prevent its closing if she is of the view that the transaction is likely to prevent or lessen competition substantially. The Commissioner of Competition may make an application to the Competition Tribunal to challenge a transaction under the merger provisions of the Competition Act prior to Closing, and, unless an ARC has been issued, for up to one year after the transaction has been substantially completed. If the Competition Tribunal finds that the transaction is likely to prevent or lessen competition substantially, it may order that the transaction not proceed or, in the event that the transaction has been completed, order its dissolution or the disposition of some or all of the assets or shares involved. With the consent of the Person against whom the order is directed and the Commissioner of Competition, the Competition Tribunal may also order a Person to take any other action.

The Combination Transaction may be subject to pre-merger notification under the Competition Act. The Company and Sirius have requested that the Commissioner of Competition issue an ARC in respect of the Combination Transaction or, alternatively, that the Commissioner of Competition issue a “no-action” letter and waive any obligation to provide a pre-merger notification under the Competition Act in respect of the Combination Transaction. Completion of the Combination Transaction is subject to the condition that the Commissioner of Competition grant such request. See “Risk Factors  - Risk Factors Related to the Combination Transaction  - Failure to Obtain Competition Act Approval”.

SECURITIES LAW CONSIDERATIONS

Application of MI 61-101

Sirius XM currently beneficially owns 11,077,500 Class A Shares representing a 10.5% voting interest and a 21.5% equity interest in the Company (both on a non-diluted basis). Sirius XM holds its beneficial interest through its wholly-owned subsidiary, XM. Immediately following Closing, Sirius XM will have a 25.0% voting interest and 37.1% equity interest in the Company (both on a non-diluted basis).

As a result of Sirius XM’s current beneficial interest in the Company, it is an “insider” of the Company and the Combination Transaction is a “related party transaction” as defined by MI 61-101. The Combination Transaction is exempt from the formal valuation requirements of Part 5 of MI 61-101 by virtue of the Combination Transaction being supported by an arm’s length control person. CSRI, an entity controlled by John I. Bitove, the Executive Chairman of the Company, (i) controls all of the 81,428,133 issued and outstanding Class B Shares which represent an approximate 77.0% voting interest and a 52.7% equity interest in the Company (both on a non-diluted basis), (ii) is not an “interested party”, as that term is defined in MI 61-101, to the Combination Transaction, (iii) is at arm’s length to Sirius and its affiliates, and (iv) supports the Combination Transaction (as evidenced by the Voting Agreement).

The Combination Transaction is also exempt from the minority shareholder approval requirements of MI 61-101 as a result of the support of the Combination Transaction by CSRI, however, under applicable TSX rules, the votes of Sirius XM and its affiliates are required to be excluded from the Shareholder vote at the Meeting with respect to the Combination Transaction Resolutions. See “Required Approvals  - Shareholder Approval  - Shareholder Dilution and TSX Rules”.

RISK FACTORS

The Shareholders should carefully consider the risk factors set out below regarding the risks of the Combination Transaction and consider all other information contained herein and in the Company’s other public filings before determining how to vote on the matters before the Meeting.

Risk Factors Related to the Combination Transaction

The issuance of the Consideration Shares to the Vendors will substantially reduce the interest of the Shareholders

If the Combination Transaction is completed, the Company will issue from treasury, Shares representing a 58.0% equity interest in the Company (on a partially-diluted basis) immediately following Closing. The issuance of the Consideration Shares will cause a significant reduction in the relative percentage interest of the current Shareholders in any future earnings, voting, liquidation value and book and market value, as well as a reduction in the collective voting power of the Class A Shares.

Failure to Obtain CRTC Approval

A change in the effective control of a licensed broadcasting undertaking, the issuance of licences to carry on a broadcasting undertaking or the acquisition of 30% or more of the voting interests or 50% or more of the issued common shares of such an undertaking or of a person that has effective control of such undertaking, requires prior approval of the CRTC pursuant to the Broadcasting Act. Accordingly, the Combination Transaction requires the prior approval of the CRTC for the changes of control of the satellite subscription radio undertakings of XM Canada and Sirius and the associated acquisition by the Company of all of the issued and outstanding shares of Sirius.

There can be no assurance that the CRTC will approve such “changes of control” and such “acquisition of shares” on acceptable terms or that such approval will be granted prior to the Termination Date under the Purchase Agreement. See “Required Approvals  - CRTC Approval”.

Failure to Obtain Competition Act Approval

Part IX of the Competition Act requires that parties to a transaction exceeding certain financial thresholds, and in the case of a share acquisition, exceeding an additional voting interest threshold, as set out in sections 109 and 110 of the Competition Act, notify such transaction (a “Notifiable Transaction”) to the Commissioner and prohibits parties from implementing a Notifiable Transaction until the statutory waiting period has expired unless the Commissioner has issued an ARC or, in lieu of an ARC, the Commissioner has issued a no-action letter and waived the obligation to file a notification pursuant to paragraph 113(c) of the Competition Act.

The Combination Transaction may be a Notifiable Transaction and the parties have agreed that the Combination Transaction will not close until the Commissioner has issued an ARC or a no-action letter and waiver of the obligation to file a notification. There can be no assurance that such documents will be received from the Commissioner, or that such documents will be received prior to November 24, 2011, the termination date under the Purchase Agreement. There can also be no assurance that the issue of such documents will not be subject to certain terms and conditions, and if so, what such terms and conditions might be. See “Required Approvals  - Competition Bureau Approval”.

 The anticipated benefits of the Combination Transaction may not be realized fully or at all or may take longer to realize than expected.

The integration of the Company and Sirius requires the dedication of substantial management effort, time and resources. There can be no assurances that management of the combined business will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Combination Transaction. Any inability of management to successfully integrate the operations of the Company and Sirius could have a material adverse effect on the business, financial condition and results of operations of the combined company. The challenges involved in the integration may include, among other things, the following:

•	addressing possible differences in corporate and management philosophies;

•	integrating and retaining personnel from different companies;

•	retaining key personnel, partners and clients during the period between execution of the Purchase Agreement and Closing, including addressing the uncertainties of key employees regarding their future;

•	integrating information technology systems and resources; and

•	performance shortfalls relative to expectations at one or both of the companies as a result of the diversion of management’s attention to the Combination Transaction.

It is possible the integration process could result in the disruption or interruption of, or the loss of momentum, in ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the Company’s ability to maintain relationships with clients and employees or its ability to achieve the anticipated benefits of the Combination Transaction, or could reduce its earnings or otherwise adversely affect the business and financial results of the combined business. In addition, the integration process may strain the Company’s financial and managerial controls and reporting systems and procedures.

The indebtedness of the Company following completion of the Combination Transaction will be substantial

If the Combination Transaction and the Refinancing are completed as currently contemplated, the anticipated total indebtedness of the Company after giving effect to the Combination Transaction and the Refinancing is currently anticipated to be approximately $150 million. This level of indebtedness could reduce funds available for investment in research and development and capital expenditures or create competitive disadvantages compared to other audio entertainment companies with lower debt levels.

Reliance on Key Executives and Employees

The success of the Combination Transaction will depend in part on the Company’s ability to retain key personnel currently employed by either of the Company and Sirius. It is possible that certain members of the management team may decide not to remain with the combined business while it works to complete the Combination Transaction or after the Combination Transaction has been completed. If key executives or employees terminate their employment, the future success of the combined business might be adversely affected.

Fees, costs and expenses of the Combination Transaction may not be recoverable by the Company

If the Combination Transaction is not completed, the Company will not receive any reimbursement from Sirius for the fees, costs and expenses it has incurred in connection with the Combination Transaction. Such fees, costs and expenses include, without limitation, legal fees, financial advisor fees and printing and mailing costs, which will be payable whether or not the Combination Transaction is completed and are anticipated to be a material amount.

Closing of the Combination Transaction

The Combination Transaction is expected to close during the third quarter of the Company’s 2011 fiscal year, subject to the satisfaction of or compliance with, at or before closing, certain conditions, including:

•	obtaining Shareholder Approval, which given CSRI’s commitment to vote in favour of the Combination Transaction is essentially assured (subject to unforeseen circumstances);

•
receiving all necessary Regulatory Approvals (including CRTC Approval, Competition Act Approval and TSX Approval), as well as an Order in Council permitting CBC to proceed with the Combination Transaction; and

•	the successful refinancing of the Company’s indebtedness (see “Information Regarding the Combination Transaction - Description of Refinancing”).

There can be no assurance that the parties will be able to satisfy or comply with these, or any other conditions as further described in the Purchase Agreement, or that the parties will be able to obtain all necessary approvals or that any additional conditions or limitations will not be prescribed in connection with such approvals, compliance with which may have a material adverse effect on the prospects for the completion of the Combination Transaction or thereafter, impose additional obligations or compliance costs on the Company or have a material adverse effect on the business, financial condition and results of operations of the Company, as well as anticipated synergies. Accordingly, there can be no assurance that the Company will complete the Combination Transaction on the basis described herein or on the expected closing date, if at all.

Uncertainty about the Combination Transaction could harm the Company or Sirius whether or not the Combination Transaction is completed

Whether or not the Combination Transaction is completed, the Company’s operations could be adversely affected because matters relating to the Combination Transaction require substantial commitments of time and resources by the Company’s management and employees, which could otherwise be devoted to other opportunities that may have been beneficial to the Company.

In response to the announcement of the Combination Transaction, existing or prospective subscribers, retailers, radio manufacturers, automakers and content providers of XM Canada or Sirius, respectively, may delay or defer their purchasing or other decisions concerning XM Canada or Sirius, or they may seek to change their existing business relationship. In addition, as a result of the Combination Transaction, current and prospective employees could experience uncertainty about their future. These uncertainties may impair each company’s ability to retain, recruit or motivate key personnel.

The Purchase Agreement may be terminated

The parties to the Purchase Agreement have the right to terminate the Purchase Agreement under certain circumstances, as further described in the Purchase Agreement, without incurring or receiving a termination or “break” fee. Accordingly, there is no certainty that the Purchase Agreement will not be terminated prior to the completion of the Combination Transaction. See “Information Regarding the Combination Transaction  - Purchase Agreement  - Termination”.

Risk Factors Related to the Company

Whether or not the Combination Transaction is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the Management’s Discussion and Analysis for the twelve month period ended August 31, 2010 dated November 17, 2010, under the heading “Certain Risk Factors”, which sections under such heading are incorporated by reference into this Circular, and the full text of which can be found on SEDAR at www.sedar.com.

INFORMATION ABOUT THE COMPANY

General

The Company’s vision is to be the leading premium digital audio entertainment and information service provider in Canada. The Company’s strategy is founded on the principles of acquiring subscribers in the near and long-term in the most cost effective manner.

The Company currently offers 130 channels, including commercial-free music as well as news, talk, sports and children’s programming, and 13 Canadian channels designed and developed from studios in Toronto, Ontario and Québec City, Québec. The Company continues to leverage its unique programming assets, such as its exclusive broadcasting agreement with NHL and our NHL Home Ice channel.

The Company’s target market in Canada includes more than 25 million registered vehicles on the road, an estimated 1.55 million new vehicles forecasted to be sold in calendar year 2011 and more than 12 million households. The Company is the leader in digital audio entertainment distribution and information delivered via satellite to new vehicles sold in Canada. XM Canada service is available as standard equipment or as a factory- installed option in more than 150 different vehicles for model year 2010, including: General Motors, Honda/Acura, Toyota/Lexus, Nissan/Infiniti, Hyundai and Porsche. XM Canada radios are available under Pioneer, Audiovox and other brand names at national consumer electronics retailers such as Best Buy, Future Shop, Canadian Tire, WalMart Canada and other national and regional retailers.

The Company is focused on mitigating losses in the short-term while achieving positive operating income as quickly as possible by maximizing its revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. The Company believes that a premium service will attract a premium customer.

Market for Securities

The Company is a reporting issuer in certain provinces of Canada and the Class A Shares only are listed and posted for trading on the TSX under the symbol “XSR”. As of the Record Date, 24,380,867 Class A Shares were issued and outstanding.

The following table shows, for the periods indicated, the high and low trading prices of the Class A Shares and the volume of trading on the TSX according to published sources.

Month	High	Low	Volume
January 1 - 10, 2011	$3.55	$3.55	1,800
December 2010	$4.07	$3.05	116,899
November 2010	$4.49	$3.08	53,005
October 2010	$3.13	$2.86	17,280
September 2010	$2.90	$2.80	11,295
August 2010	$3.25	$2.77	11,810
July 2010	$2.80	$2.41	4,598
June 2010	$3.45	$2.80	22,670
May 2010	$3.55	$2.00	74,858
April 2010	$1.70	$1.35	180,675
March 2010	$1.40	$1.35	4,210
February 2010	$1.40	$1.25	35,130
January 2010	$1.40	$1.25	73,293
December 2009	$1.40	$1.27	13,100

The Class B Shares are not listed on any stock exchange. As of the Record Date, 81,428,133 Class B Shares were issued and outstanding.

The Company’s 8.0% convertible debentures in the principal amount of $20,000,000 due September 12, 2014 (“Convertible Debentures”) are not listed on any stock exchange.

Purchase and Sale of Securities

The Company has not purchased or sold any securities, excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants and conversion rights (including any issuances of Shares to satisfy cash interest payments due under the Convertible Debentures at the election of the holder), during the 12 months prior to the date of this Circular.

Dividends

The Company has not to date paid dividends on its Class A Shares. The Company’s current intention is to retain earnings to fund the development and growth of its business, and therefore the Company does not anticipate declaring or paying any cash dividends in the near to medium term. The Board will determine if and when dividends should be paid in the future based on all relevant circumstances, including the desirability of financing further growth of the Company and the Company’s financial position at the relevant time.

Indemnification of Directors and Officers

The Company indemnifies its directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. The Company is also insured against any loss arising out of any payment that it may be required or permitted by law to make to directors or officers in respect of such claims. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The policy limit for such insurance coverage, which is currently set to expire on April 30, 2011, is $15 million with no deductible for non-indemnifiable claims and a deductible of $150,000 for securities claims, and $150,000 for all other claims per occurrence. The premium paid by the Company for the fiscal year ended August 31, 2010 was approximately $101,000.

Interest of Informed Persons in Material Transactions

Other than as described below or elsewhere in this Circular including under “Interest of Certain Persons or Companies in Matters to be Acted Upon”, no director, executive officer or Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Shares (on a non-diluted basis) or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction, that has materially affected or will materially affect the Company.

During the year ended August 31, 2010, the Company incurred $0.1 million (2009  - $0.3 million) of expenses related to the reimbursement of operating and travel expenses and during fiscal 2009, the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. During the year ended August 31, 2009, this property was sold to a third party.

During the year ended August 31, 2010, the Company received field marketing services from Vision Group of Companies (“Vision”) valued at approximately $0.1 million (2009  - $0.3 million). The principal of Vision is related to the Executive Chairman of the Company. As at August 31, 2010, $0 (August 31, 2009  - $0) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company incurred costs on behalf of Data & Audio-Visual Enterprises Wireless Inc. (operating as Mobilicity Inc.) in the amount of $0.2 million (2009  - $1.5 million) for which the Company was reimbursed. The Company’s Executive Chairman is the Chairman and controlling shareholder of Data & Audio-Visual Enterprises Wireless Inc.

During the year ended August 31, 2010, the Company and the National Hockey League signed an agreement to defer a portion of the licence fees due to the NHL for the 2009/2010 season, which included a guarantee provided by the Executive Chairman of the Company. In return for providing this guarantee, the Company will pay a monthly guarantee fee to the Executive Chairman of 0.25% of the amounts deferred.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than disclosed below or elsewhere in this Circular, to the knowledge of the Company, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the Company’s last completed financial year, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except for Sirius XM. As a result of Sirius XM’s interest in each of the special business matters to be approved by disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates) at the Meeting, applicable TSX rules prohibit Sirius XM from voting on these matters. See “Required Approvals  - Shareholder Approval  - Shareholder Dilution and TSX Rules”. See also “--  Interest of Informed Persons in Material Transactions”.

Retention Bonuses

In connection with the Combination Transaction, the Board approved a retention bonus pool (the “Retention Bonus”) to be administered by the Board or as authorized by them. The Retention Bonus was implemented in order to motivate certain officers and employees to remain with the Company until the completion of the Combination Transaction, and to assist the Company in successfully completing the Combination Transaction.

Each recipient is entitled to certain one-time payments contingent upon the recipient being employed on a full-time basis by the Company at the time of final consummation of the Combination Transaction. The aggregate amount of all payments to be made to officers and employees of the Company pursuant to the Retention Bonus is $0.4 million.

Ownership of Shares by Certain Persons

The following table sets out the names and positions with the Company of each of its directors and officers and the number and percentage of outstanding securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person, and, where known after reasonable enquiry, by their respective associates or affiliates:

Name	Title	Number of Class A Shares Beneficially Owned or Controlled(1)	Percentage of Total Outstanding Class A Shares
Michael Moskowitz	President and CEO	13,636	-
Michael Washinushi	CFO, Treasurer and Secretary	219,125	-
Mark Knapton	Vice President, Customer Operations	4,868	-
Janet Gillespie	Vice President, Marketing	-	-
John I. Bitove	Executive Chairman	27,817,192(2)	77.0%
Dara Altman	Director	0	-
Pierre Boivin	Director	2,500	-
Marc Comeau	Director	0	-
Philip Evershed	Director	0	-
Stewart Lyons	Director	476,259	-
James W. McCutcheon	Director	34,044	-
Robert Storey	Director	57,314	-
Joseph A. Verbrugge	Director	0	-
Mat Wilcox	Director	179,522	-
Notes:

(1)
Individual directors and officers have furnished information as to Class A Shares, assuming conversion of all Class B Shares into Class A Shares, beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

(2)
Includes 27,142,711 Class A Shares, assuming conversion of all Class B Shares into Class A Shares, which are controlled indirectly by John I. Bitove through CSRI; and 674,481 Class A Shares both directly and indirectly held.

Indebtedness of Directors and Executive Officers

As of the date hereof and during the most recently completed financial year, no director or executive officer of the Company, nor any associate thereof, is or was indebted to the Company or subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Executive Compensation Summary

Summary Compensation Table

The following table provides a summary of the compensation of the President and CEO and the CFO of the Company and the three most highly compensated individuals who served as executive officers of the Company (collectively, the “NEOs”) for the fiscal years ended August 31, 2010 and August 31, 2009, respectively, whose total compensation exceeded $150,000(1).

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Michael Moskowitz,	2010	350,000	Nil	14,949	160,125(8)	Nil	N/A	Nil	525,074
President and CEO	2009	350,000	Nil	29,768	163,730(3)(4)(8)	Nil	N/A	Nil	543,498
Michael Washinushi,	2010	275,783	Nil	14,949	127,550(8)	Nil	N/A	Nil	418,282
CFO, Treasurer and Secretary	2009	270,375	Nil	29,768	125,400(3)(5)(8)	Nil	N/A	Nil	425,543
John I. Bitove,	2010	250,000	Nil	14,949	112,500(8)	Nil	N/A	Nil	377,449
Executive Chairman	2009	250,000	Nil	29,768	115,750(3)(6)(8)	Nil	N/A	Nil	395,518
Mark Knapton,	2010	172,839	Nil	6,976	61,012	Nil	N/A	Nil	240,827
Vice President, Customer Operations	2009	169,950	Nil	13,892	64,690(3)(7)	Nil	N/A	Nil	248,532
Janet Gillespie,	2010	172,483	Nil	6,976	60,197	Nil	N/A	Nil	239,656
Vice President, Marketing	2009	169,600	Nil	13,892	64,014(3)	Nil	N/A	Nil	247,506
Notes:

(1)	Based on the foregoing, the individuals were the only NEOs during the Company’s most recent completed financial year.

(2)
Dollar value of options granted in FY2010 is based on the grant date fair value* of $0.3322 per option. Dollar value of options granted in FY2009 is based on the grant date fair value* of $0.6615 per option.

(3)	Amount of FY2009 annual incentive plan bonus earned by the NEO and which was payable in cash or RSUs at the election of the NEO.

(4)
Mr. Moskowitz elected to receive $21,000 of his FY2009 bonus entitlement in the form of RSUs. The market value of these RSUs is based on the 5 day volume weighted average share price of $1.54 based on the November 16, 2009 grant date.

(5)
Mr. Washinushi elected to receive $21,000 of his FY2009 bonus entitlement in the form of RSUs. The market value of these RSUs is based on the 5 day volume weighted average share price of $1.54 based on the November 16, 2009 grant date.

(6)
Mr. Bitove elected to receive the total amount of his FY2009 bonus entitlement of $115,750 in the form of RSUs. The market value of these RSUs is based on the 5 day volume weighted average share price of $1.54 based on the November 16, 2009 grant date.

(7)
Mr. Knapton elected to receive $6,469 of his FY2009 bonus entitlement in the form of RSUs. The market value of these RSUs is based on the 5 day volume weighted average share price of $1.54 based on the November 16, 2009 grant date.

(8)	Amount of FY2010 annual incentive plan bonus earned during the year but not as yet paid at time of filing this Circular.

*
The fair value of the options was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used for the options: risk-free interest rate of 0.23% to 2.00% (2009  - 2.00%; 2008  - 4.00%); expected life of 1 to 3 years (2009  - 2 to 3 years; 2008  - 1 to 3 years); expected dividend yield of nil% (2009  - nil%; 2008  - nil%); and expected volatility of 40.00% to 88.00% (2009  - 75.00% to 80.00%; 2008  - 50.00% to 52.00%).

Incentive Plan Awards

Outstanding share-based and option-based awards

The following table provides information with respect to outstanding stock options and RSUs held by the NEOs as of August 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in- the Money Options	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share Awards That Have Not Vested
Michael Moskowitz, CEO	500,000 15,000 33,750 45,000	5.40 5.40 1.37 1.54	01-02-2015 01-02-2015 11-04-2015 11-16-2016	Nil Nil $50,287.50 $59,400.00	100,000 Nil 29,250 40,500	Nil Nil $26,820 $23,760
Michael Washinushi, CFO	15,000 33,750 45,000	5.38 1.37 1.54	11-14-2014 11-04-2015 11-16-2016	Nil $50,287.50 $59,400.00	Nil 29,250 40,500	Nil $26,820 $23,760
John I. Bitove, Executive Chairman	15,000 33,750 45,000	5.38 1.37 1.54	11-14-2014 11-04-2015 11-16-2016	Nil $50,287.50 $59,400.00	Nil 29,250 40,500	Nil $26,820 $23,760
Mark Knapton, Vice President, Customer Operations	3,333 4,000 7,000 15,750 21,000	8.74 6.53 5.38 1.37 1.54	07-13-2013 04-16-2014 11-14-2014 11-04-2015 11-16-2016	Nil Nil Nil $23,467.50 $27,720.00	Nil Nil Nil 13,650 18,900	Nil Nil Nil $12,516 $11,088
Janet Gillespie, Vice President Marketing	7,000 15,750 21,000	5.28 1.37 1.54	01-15-2015 11-04-2015 11-16-2016	Nil $23,467.50 $27,720.00	Nil 13,650 18,900	Nil $12,516 $11,088
Notes:

(1)	Value of unexercised in-the money options is based on the difference in share price on August 31, 2010 and the exercise option price on the option.

Incentive plan awards  - value vested or earned during the year.

The following table provides information on the vesting and payouts of awards to the NEOs under the Company’s incentive plans during the fiscal year ended August 31, 2010.

Name	Options Vested During the Year and strike Price	Option-based Awards - Value Vested During the Year (s)	Share Awards - Value Vested During the Year (s)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (s)
Michael Moskowitz, CEO	100,000 - $5.40 6,000 - $5.40 4,500 - $1.54	Nil(1)	N/A	160,125(6)
Michael Washinushi, CFO	6,000 - $5.38 4,500 - $1.54	Nil(2)	N/A	127,550(6)
John I. Bitove, Executive Chairman	6,000 - $5.38 4,500 - $1.54	Nil(3)	N/A	112,500(6)
Mark Knapton, Vice President, Customer Operations	2,800 - $5.38 2,100 - $1.54	Nil(4)	N/A	61,012(7)
Janet Gillespie, Vice President Marketing	2,800 - $5.28 2,100 - $1.54	Nil(5)	N/A	60,197(7)
Notes:

(1)
100,000 options vested on January 2, 2010, on which date the market price of the Class A Shares was $1.27; 6,000 options vested on July 31, 2010, on which date the market price of the Class A Shares was $2.77; and 4,500 options vested on July 16, 2010 on which date the market price of the Class A Shares was $2.80.

(2)
6,000 options vested on July 31, 2010, on which date the market price of the Class A Shares was $2.77 and 4,500 options vested on July 16, 2010 on which date the market price of the Class A Shares was $2.80.

(3)
6,000 options vested on July 31, 2010, on which date the market price of the Class A Shares was $2.77 and 4,500 options vested on July 16, 2010 on which date the market price of the Class A Shares was $2.80.

(4)
2,800 options vested on July 31, 2010, on which date the market price of the Class A Shares was $2.77 and 2,100 options vested on July 16, 2010 on which date the market price of the Class A Shares was $2.80.

(5)
2,800 options vested on July 31, 2010, on which date the market price of the Class A Shares was $2.77 and 2,100 options vested on July 16, 2010 on which date the market price of the Class A Shares was $2.80.

(6)	Amount of FY2010 annual incentive plan bonus earned during the year but not paid at time of filing this Circular.

(7)	Amount of FY2010 annual incentive plan bonus earned during the year and paid in cash.

For a summary of the Stock Option Plan and RSU Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Pension Plan

The Company’s NEOs are not entitled to pension or other retirement benefits.

Compensation Discussion & Analysis

This Compensation Discussion and Analysis (“CD&A”) describes and explains the Company’s compensation philosophy and objectives and the significant elements of compensation of the Company’s NEOs during the fiscal year ended August 31, 2010.

Compensation Policy

The Compensation Committee of the Company has been delegated the responsibility of annually setting and approving the compensation policy of senior executive officers and other key employees of the Company (the “Compensation Policy”). The Compensation Policy has the objective of providing a competitive compensation package designed to recognize and reward individual and corporate performance and create economic value for Shareholders over the long-term. To encourage the creation of economic value for Shareholders, the Compensation Policy emphasizes short-term and long-term incentive awards, thus favouring the alignment of management’s interests with those of Shareholders.

It is the Compensation Committee’s objective to have a significant portion of the senior executive officers’ compensation contingent upon the Company’s performance, as well as upon his or her own individual contributions to the achievement of business objectives. The compensation package is comprised of three elements: (i) base salary, which is designed primarily to be competitive with salary levels in the industry as well as reflect individual performance through merit increases; (ii) annual cash bonuses tied to the Company’s achievement of financial and business performance goals, contribution of senior executive officers in strategic corporate projects, and contribution in the growth of business; and (iii) long-term equity-based incentive awards which provide enhanced executive compensation opportunities in return for performance intended to increase Shareholder value.

The factors which the Compensation Committee considered in establishing the individual components of each senior executive officer’s compensation package for fiscal year 2010 are summarized below. The Compensation Committee may in its discretion apply entirely different factors, particularly different measures of financial performance, in setting senior executive officer compensation. Each element of the compensation package is an integral part and decisions regarding each element are made in light of the overall compensation package.

In order to evaluate the competitiveness and appropriateness of the Company’s total compensation for NEOs, the Compensation Committee reviews data on the base salary, short-term incentive awards, long-term incentive awards and nominal profit-sharing allocation compensation for various executive positions. To ensure best overall comparison to competitiveness of executive level total compensation, the Company includes a sample of companies and subsidiaries within the general industry and core area comprised of a blend in revenue size from up to $100 million to $500 million with a median scope of $63 million and approximately $250 million respectively. Subject to adjustment upward or downward based upon various evaluations, the Compensation Committee generally targets base compensation and equity-based incentive awards that are competitive with the benchmark sample group of companies. The Compensation Committee believes that competitive compensation levels and targets are necessary and appropriate in the highly competitive market for quality executive talent and during the Company’s current phase in its evolution and business cycles. However, the Compensation Committee views these targets as a continuum, and recognizes that its executives may be compensated below, at or above the competitive targets depending upon relevant Company business objectives.

Input from Management

The Compensation Committee has engaged in active discussions with, and considered recommendations from, the CEO concerning: (i) appropriate base salary levels and internal equity among executives, (ii) who should participate in the incentive programs and at what levels, (iii) which performance metrics should be used in connection with different operational groups, (iv) the determination of performance targets, as well as individual goals and initiatives for the coming year, where applicable, and (v) whether and to what extent criteria for previous year have been achieved. With respect to equity grants, the Compensation Committee has considered recommendations from the CEO as to appropriate grant levels for senior executive officers. The Company’s Senior Human Resources Representative has also been involved in the compensation-setting process through the preparation of information for the Compensation Committee which includes the recommendations of the CEO discussed above.

Base Salary

Base salaries for senior executive officers (including the CEO) and key employees are generally competitive relative to the remuneration practices of comparable companies in the sample group as discussed above (see “--  Compensation Policy”). Salary levels are reviewed and considered annually as part of the Company’s performance review process. Merit based increases to salaries are based on the assessment made by the Compensation Committee of the individual’s performance, skill set and competitive market factors.

The Compensation Committee reviews and approves the annual base salaries of its executives.

Short-Term Incentive Awards

Short-term incentive awards can be paid as annual bonuses reflecting individual performance in the context of the overall financial performance of the Company during the fiscal year. At the Company’s option, these annual bonuses can be paid in cash or in RSUs. With Board approval RSUs have been granted in the amount an eligible participant has elected to receive as payment of a portion of their short-term incentive bonus. The RSU grant is settled in the form of Class A Shares on the release date in accordance with the RSU Plan.

Overall financial performance is measured by revenue, profitability, and other initiatives undertaken by the Company during the year.

Short-term incentive awards are intended to:

•	encourage work performance and behaviour that supports corporate performance goals;

•	motivate employees to achieve high-quality, consistent and balanced business results over the long-term; and

•	reward employees based on their contribution to the overall success of the Company.

For any short-term incentive awards to be paid, the Company must achieve a minimum level of performance of its set financial and operational targets. The achievement of annual targets on a consistent basis increases long-term Shareholder value. Each year NEOs may be awarded an amount equal to 0-100% of their base salary depending on their position in the Company and the terms of their employment agreements entered into with the Company. The amount of the short-term award payable each year is tied to achieving performance goals based on the following components:

(i)	the budgeted operating profit performance of the Company;

(ii)	Company metrics; and

(iii)	the NEO’s team / and individual objectives.

For example, the NEO’s performance goals for fiscal year 2010 were comprised of a combination of budgeted operating profit performance and Company metrics (75%) and team objectives (25%). Bonuses for team objectives are aligned to achievement of the financial performance targets. The Company believes that it is likely that a NEO will earn a short-term award, but given the current economic outlook, the earning of a maximum short-term award is achievable but not likely.

The bonus criteria for the CEO and CFO is established by the Compensation Committee and the bonus criteria for the other senior executive officers is established by the CEO and reviewed by the Compensation Committee. The bonus amounts for senior executive officers are reviewed and approved annually by the Compensation Committee.

The Company awards annual cash bonuses to NEOs based upon those executive measures that support organizational financial success in the best interests of the Shareholders and are measured primarily on the basis of financial results. NEOs are rewarded for attaining strategic, financial and operational goals viewed as critical to the continued growth and profitability of the company. The annual cash bonus for NEOs varies between 0% and 100% of their base salary, depending on the specific terms of their employment agreements entered into with the Company.

The Company achieved satisfactory financial results for the 2010 fiscal year, including implementing strategic initiatives so that the business is well positioned in the current economic circumstances, as such, the Compensation Committee decided to grant cash bonuses to the CEO and CFO based on the achievement of specific quantitative targets for fiscal year 2010. The CEO recommended, and the Compensation Committee approved, that the other senior executive officers be awarded cash bonuses based upon individual performance in the context of the overall financial performance of the Company during the fiscal year 2010. See “Executive Compensation Summary  - Summary Compensation Table”.

Long-Term Incentive Awards

Long-term incentive awards consist principally of stock options granted under the Stock Option Plan and RSUs granted under the RSU Plan. The aim of these long-term incentives is to align management interest with Shareholder value growth and to award compensation that is competitive with companies in the general industry. These grants are made on a discretionary basis and based on performance measured against set financial objectives for the year based upon paying subscribers and sustained profitability.

All of the senior executive officers are eligible to participate in the Stock Option Plan. As part of this plan, senior executive officers may receive any long-term incentive award in the form of stock options which are subject to time and performance vesting conditions.

Stock options granted to the senior executive officers (excluding the CEO and CFO) were proposed to the Compensation Committee by the CEO and such proposals reflected the market value of a position and the skills and experience of the senior executive officers as well as the Company’s performance. The proposals were reviewed and approved by the Compensation Committee. The stock option grants for the CEO and CFO were subject to the discretion of the Compensation Committee and stock options were granted to such executive officers as determined by the Compensation Committee after reviewing the proposals submitted by the CEO. The Compensation Committee granted stock options to the senior executive officers as a result of the contribution of such officers related to long-term profitability which has strengthened the Company’s strategic position in the market.

For individual option grants to NEOs during fiscal year 2010, see “Executive Compensation Summary  - Summary Compensation Table”. Stock options are granted in accordance with applicable TSX rules, at a fixed exercise price per Class A Share which is not lower than the weighted average price of the Class A Shares on the TSX during the five trading days prior to the date of grant of options. It is the Company’s policy that options should not be granted during blackout periods. These terms of the Stock Option Plan are intended to encourage long-term retention of executive officers and motivate their continued performance. They will be able to get maximum return from grants of options only if they continue their employment with the Company for the complete duration of the vesting period of the options for a minimum period of three to five years, and if the stock price increases in value. The more the value of the stock is increased, the more return they get and as a result Shareholder value increases.

Similarly, RSUs are also available for grant and, if granted, will include vesting requirements to encourage retention, motivate performance of executive officers, increase Shareholder value and align the interest of executive officers with that of the Shareholders. See “Executive Compensation Summary  - Summary Compensation Table”.

In addition to the components of compensation that the Company currently pays to its senior executive officers, they are also entitled to certain personal benefits. Senior executive officers are provided coverage under the Company’s health insurance, and other benefits similar to all eligible employees.

The Compensation Committee approves a schedule that sets out the number of stock options to be granted to each NEO every fiscal year. In setting the schedule, the Compensation Committee receives recommendations from management and takes previous option grants into consideration.

Nominal Profit-Sharing Allocation

In each year of profitable operation, the Compensation Committee shall include as part of the overall compensation plan for the Company’s senior executive officers (as recommended by the CEO with concurrence by the Compensation Committee) a nominal percent (as determined by the Compensation Committee) of the pre-tax profits of the Company for that year. For the purposes of determining the amount of this payment, any compensation earned by any officer in the corresponding year under any existing compensation arrangement shall be deducted from the amount otherwise payable to such officer under this profit sharing arrangement.

The Compensation Committee, in discharging its fiduciary obligation, shall seek to assure that this nominal profit sharing allocation remains consistent with appropriate overall executive compensation levels and annual budget objectives and performance.

The Compensation Policy is designed to maintain the salary structure of senior executive officers and key employees at a competitive level and to preserve the flexibility to raise the overall compensation of senior executives and key employees to reward performance that exceeds expectations through higher stock options and RSU grants.

Composition of the Compensation Committee

The Articles authorize the directors, and the directors have created, a Compensation Committee consisting of three directors, to review the compensation offered to senior executive officers and all other key employees of the Company. All of the members of the Compensation Committee are unrelated and independent within the meaning of applicable securities legislation.

During the fiscal year ended August 31, 2010, the Compensation Committee consisted of the following three directors: Pierre Boivin, James W. McCutcheon and Robert Storey. During the fiscal year ended August 31, 2010, Robert Storey served as Chairman of the Compensation Committee.

Share Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Class A Shares with the cumulative total return of the S&P/TSX Composite Index during the period commencing on December 12, 2005 and ended August 31, 2010.

Relative Performance
(December 12, 2005 — August 31, 2010)

160
140
120
100
80
60
40
20
0
Indexed to 100 on Dec 12, 2005
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
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XSR.TO
S&P / TSX Composite Total Return Index

	Dec. 12, 2005	Aug. 31, 2006	Aug. 31, 2007	Aug. 31, 2008	Aug. 31, 2009	Aug. 31 2010
XSR.TO	$100	$ 51.03	$ 34.48	$ 25.17	$ 8.97	$ 19.72
Total return of the S&P/TSX Composite Index	$100	$110.66	$128.31	$132.82	$108.63	$122.45

The salary and bonus of the NEOs stayed the same or increased from 2005 to 2010 and did not necessarily reflect the trend of share prices shown by the graph above. In 2008, share prices declined relative to prior years due to a number of external market factors affecting the economy generally. Given that the Class A Shares trade on an infrequent basis, share price is not necessarily reflective of Company developments and the Company does not consider share price to be an adequate measure of NEO performance without regard to the other corporate measures outlined above.

Summary of Employment Agreements

We have entered into employment agreements with the NEOs the significant terms of which are described below.

John I. Bitove.  The employment agreement with Mr. Bitove is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in the Company’s favour, which apply during the term of Mr. Bitove’s employment and for a period of 24 months following the termination of his employment, and confidentiality covenants in the Company’s favour, which apply indefinitely. In addition, if Mr. Bitove’s employment is terminated for any reason other than for cause, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination. If Mr. Bitove’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination. Subsequent to year end, in connection with the Combination Transaction, Mr. Bitove agreed to amend the terms of his employment agreement at the request of the Vendors. See “Information Regarding the Combination Transaction  - Chair Amending Agreement”.

Michael Moskowitz.  The employment agreement with Mr. Moskowitz is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $350,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan and a guaranteed minimum annual bonus of $175,000 in the first year of employment. The agreement provided for a signing bonus of $100,000 that was paid in 2007. The agreement contains non-solicitation and non-competition covenants in the Company’s favour, which apply during the term of Mr. Moskowitz’s employment and for periods of 18 and 12 months, respectively, following the termination of his employment, and confidentiality covenants in the Company’s favour, which apply indefinitely. In addition, if Mr. Moskowitz’s employment is terminated for any reason other than for cause, Mr. Moskowitz will receive his base salary and an amount equivalent to 24 months of his bonus (based on an amount equal to the sum of the two years bonus preceding any termination) and other forms of compensation for a period of 24 months following the date of such termination. Given that Mr. Moskowitz will no longer remain the CEO of the Company following completion of the Combination Transaction, the Company anticipates that the change of control payment amount set out in the table below will be payable to Mr. Moskowitz.

Michael Washinushi.  The employment agreement with Mr. Washinushi is for an indefinite term, subject to the provisions within the agreement. The agreement, as amended, provides for a base salary of $275,000, and eligibility to receive a maximum annual bonus of up to 60% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in the Company’s favour, which apply during the term of Mr. Washinushi’s employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in the Company’s favour, which apply indefinitely. In addition, if Mr. Washinushi’s employment is terminated for any reason other than for cause, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Washinushi’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

Mark Knapton.  The employment agreement with Mr. Knapton is for an indefinite term, subject to the provisions within the agreement. The agreement provided for a base salary of $172,839 per annum, which has increased to the current level disclosed in the table above, and eligibility to receive a maximum annual bonus of up to 40% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favour, which apply during the term of Mr. Knapton’s employment and for periods of 18 and 12 months, respectively, following the termination of his employment, and confidentiality covenants in our favour, which apply indefinitely. In addition, if Mr. Knapton’s employment is terminated for any reason other than for cause, Mr. Knapton will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Knapton’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Knapton will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination.

Janet Gillespie.  The employment agreement with Ms. Gillespie is for an indefinite term, subject to the provisions within the agreement. The agreement provided for a base salary of $172,483 per annum, which has increased to the current level disclosed in the table above, and eligibility to receive a maximum annual bonus of up to 40% of her base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favour, which apply during the term of Ms. Gillespie’s employment and for periods of 18 and 12 months, respectively, following the termination of her employment, and confidentiality covenants in our favour, which apply indefinitely. In addition, if Ms. Gillespie’s employment is terminated for any reason other than for cause, Ms. Gillespie will receive her base salary (and a pro rata share of her bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Ms. Gillespie’s employment is terminated, or if she resigns for good reason within 12 months following a change of control, Ms. Gillespie will receive her base salary (and a pro rata share of her bonus and other forms of compensation) for a period of 12 months following the date of such termination.

Potential Payments upon Termination or Change of Control

The following table shows potential payments to each executive who was a NEO as at August 31, 2010, as if the NEO’s employment had been terminated and/or if a change in control had occurred as of August 31, 2010. If applicable, amounts in the table were calculated using $2.86, the closing market price of the Company’s Class A Shares on August 31, 2010. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to other benefits that are available to the Company’s salaried employees generally.

Name	Scenario	Payment ($)	Stock Options	RSUs
Michael Moskowitz, CEO	Termination(1)	1,059,730	Unvested options vest (expiry date or twelve months following termination date (the earlier of the two))	(2)
	Resignation(2)	32,421	(2)	(2)
	Change of Control(2)	2,059,730(3)	Unvested options vest (expiry date or twelve months following termination date (the earlier of the two))	(2)
		1,000,000(4)	Unvested options vest (expiry date or twelve months following termination date (the earlier of the two))	(2)
Michael Washinushi, CFO	Termination(1)	382,246	(2)	(2)
	Resignation(2)	25,545	(2)	(2)
	Change of Control(5)	673,369(7)	(2)	(2)
Mark Knapton, Vice President, Customer Operations	Termination(1)	234,159	Unvested options vest (expiry date or six months following termination date (the earlier of the two))	(2)
	Resignation	16,010	(2)	(2)
	Change of Control	259,159(8)	Unvested options vest (expiry date or six months following termination date (the earlier of the two))	(2)
Janet Gillespie, Vice President Marketing	Termination(1)	233,896	Unvested options vest (expiry date or six months following termination date (the earlier of the two))	(2)
	Resignation	15,976	(2)	(2)
	Change of Control	258,896(8)	Unvested options vest (expiry date or six months following termination date (the earlier of the two))	(2)
John I. Bitove Executive Chairman	Termination(9)**	792,332	(2)	(2)
**
Payment based on FY2011 bonus in accordance with Mr. Bitove’s employment agreement on a pro rated basis, including notice period and bonus terms. Value does not include the FY2010 bonus payment of $112,500 that was deemed to be earned as of August 31, 2010.

Notes:

(1)	Termination absent a change of control.

(2)	Per plan or per grant letter.

(3)	Maximum potential payment if required notice is waived.

(4)
In the event that executive resigns due to constructive dismissal within twenty-four months after the effective date of a change of control, executive is entitled to receive the payments and benefits as if it was a termination without cause, including the accelerated vesting of options and an additional one-time lump sum payment in the amount of $1 million on the date of such resignation.

(5)	In lieu of and not in addition to the termination payments and benefits provided for in the case of termination without cause or by the executive for constructive dismissal.

(6)
Payment obligation arises if, within 12 months following a change of control, employment is terminated for any reason whatsoever other than as a result of a termination in the case of resignation, cause, death, material violation of agreement by executive, or frustration due to disability.

(7)	Includes retention bonus award as one-time cash payment equivalent to $100,000 in the event of a change of control transaction such as the Combination Transaction.

(8)	Includes retention bonus award as one-time cash payment equivalent to $25,000 in the event of a change of control transaction such as the Combination Transaction.

(9)
The same severance amount would be payable in the event of a change in the responsibilities of the Chairman as further discussed in “Information Regarding the Combination Transaction  - Chair Amending Agreement”.

Directors Compensation

The following table shows the compensation received by each director, other than directors who served as officers(1), during the fiscal year ended August 31, 2010.

Name(1)	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Dara Altman	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Pierre Boivin	89,500(3)	-	24,030	-	N/A	N/A	113,530
Philip Evershed	29,500	-	24,030	-	N/A	N/A	53,530
Marc Comeau	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stewart Lyons	27,250	N/A	24,030	N/A	N/A	N/A	51,280
James W. McCutcheon	57,500(3)	-	24,030	-	N/A	N/A	81,530
Gary M. Parsons(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert Storey	54,500(3)	-	24,030	-	N/A	N/A	78,530
Joseph A. Verbrugge	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mat Wilcox	28,750	-	24,030	-	N/A	N/A	52,780
Notes:

(1)	Compensation disclosure for John I. Bitove who is a NEO can be found at “Executive Compensation Summary - Summary Compensation Table”.

(2)	Mr. Parsons served on the Board from 2005 until he resigned as a director effective November 12, 2009.

(3)	Includes fees for serving as an independent director.

Compensation Arrangements for Directors

During the fiscal year ended August 31, 2010, members of the Board, other than directors who are employees of the Company, its affiliates or strategic business partners, received director fees in accordance with the following standard arrangements:

Annual Board Retainer	$25,000 per year
Audit Committee Chair	$15,000 per year
Compensation Committee Chair	$10,000 per year
Corporate Governance Committee Chair	$10,000 per year
Fee per Board or Committee Meeting Attended in Person	$1,000 per meeting
Fee per Board or Committee Meeting Attended by Teleconference	$250 per meeting
In addition to the fees above, the Company reimburses directors for travel and other expenses when they attend meetings or conduct business. The Company’s directors are not entitled to pension or other retirement benefits.

Statement of Corporate Governance Practices

General

The directors strongly believe that sound corporate governance is essential to produce maximum benefits to those individuals and institutions that have invested in Shares. Effective June 30, 2005, the Canadian Securities Administrators (“CSA”) adopted National Policy 58-201  - Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101  - Disclosure of Corporate Governance Practices (the “Instrument” and together with the Policy, the “CSA Governance Rules”). The CSA Governance Rules require that the Company set out the mandated disclosure required under the Instrument, with reference to the “best practices” set out in the Policy. In accordance with the CSA Governance Rules, the following is a summary of the governance practices of the Company.

To comply with these various standards and achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures. The Company’s key policies and documents include the following:

• Code of Business Ethics and Conduct	• Disclosure Policy
• Audit Committee Charter	• Corporate Governance Committee Charter
• Compensation Committee Charter	• Contracts and Commitment Policy
• Mandate of the Board of Directors

The Company’s current governance practices are substantially in compliance with the CSA Governance Rules.

Board of Directors

The Board is comprised of 10 directors, of which Pierre Boivin, James W. McCutcheon and Robert Storey are independent. Pursuant to National Instrument 52-110  - Audit Committees (“NI 52-110”), an independent director is one who has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with a director’s independent judgement. The remaining directors are not independent on the following basis: Dara Altman and Joseph A. Verbrugge are officers of Sirius XM, John I. Bitove controls CSRI, Philip Evershed, Mat Wilcox and Stewart Lyons are nominees of John I. Bitove. To provide leadership for the Board’s independent directors and to facilitate its exercise of independent judgement in carrying out its responsibilities, the Board has delegated certain responsibilities to committees comprised entirety of independent directors, as more fully described below.

Meetings of Independent Directors

The charter of the Audit Committee requires it to meet at least four times per year and the respective charters of the Compensation Committee and Corporate Governance Committee require each of them to meet at least two times per year. The Audit Committee, Compensation Committee and Corporate Governance Committee are each comprised solely of independent directors.

During the fiscal year ended August 31, 2010, the Audit Committee held 4 meetings, the Compensation Committee held 3 meetings, and the Corporate Governance Committee held 2 meetings.

Mandate of the Board of Directors

Pursuant to the Articles, the Board has assumed responsibility for the stewardship of the Company and has been granted the necessary powers to carry out their responsibilities. On July 10, 2008, the Board adopted the Mandate of the Board, the text of which was included in the Company’s Management Information Circular dated January 15, 2009, and such text is hereby incorporated by reference, and which is available under the Company’s profile on SEDAR at www.sedar.com. Any responsibility that is not specifically delegated to a Board committee or to management remains with the full Board.

During the fiscal year ended August 31, 2010, the Board held 7 meetings.

The following table summarizes the attendance of directors during the fiscal year ended August 31, 2010 at Board and committee meetings.

Director	Board Meetings Attended	Committee Meetings Attended
Dara Altman(1)	6/7	*
John I. Bitove	7/7	*
Pierre Boivin	7/7	9/9
Marc Comeau	6/7	*
Philip Evershed	6/7	*
Stewart Lyons	6/7	*
James W. McCutcheon	7/7	9/9
Robert Storey	7/7	9/9
Joseph A. Verbrugge	6/7	*
Mat Wilcox	6/7	*
Notes:

(1)
Ms. Altman’s Board attendance record reflects that she was appointed a director of the Company effective November 12, 2009 (after the first Board meeting of the fiscal year), upon the resignation of Gary M. Parsons.

*	Denotes that the Director is not a member of one of the committees.

Position Descriptions

As part of its responsibility for recruiting and selecting candidates for election and re-election as directors, the Corporate Governance Committee has developed certain criteria to facilitate its review of the qualifications of candidates and existing direction. These outline the desired complement of directors’ skills and competencies based on the Company’s current and anticipated needs under broad categories such as enterprise leadership, functional capabilities, market knowledge and prior board experience. The Board reviews and updates these criteria annually to reflect its assessment of the current needs of the Board and the strategic priorities of the Company. The Board then identifies any gaps, which assist the Corporate Governance Committee in its search for new candidates. In considering the nomination of a director for re-election to the Board, the Corporate Governance Committee looks at a number of factors including Board attendance, contribution and feedback from other directors and, reviews and recommendations arising out of director effectiveness assessments conducted by independent consultants on a periodic basis.

Executive Chairman of Board

The Board has also developed a written position description and mandate for the Executive Chairman of the Board who is not considered independent for the purposes of MI 52-110. The primary functions of the Executive Chairman are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The mandate of the Executive Chairman of the Board sets out the Executive Chairman’s key responsibilities, including duties relating to setting Board meeting agendas, chairing Board and Shareholders meetings, ensuring that items requiring approval by the Board are tabled, collaborating with and providing feedback to the CEO, ensuring the qualifications and independence of external advisors, communicating with management, identifying with the Corporate Governance Committee guidelines for director selection, and acting as a liaison between the Board and management. The mandate of the Executive Chairman is reviewed and considered by the Board for approval each year.

CEO

The Board has developed a written position description and mandate for the CEO. The primary functions of the CEO of the Company are to lead the day-to-day operations of the Company’s business in accordance with the Company’s strategic plan and operating and capital budgets, as approved by the Board, and to lead the implementation of the resolutions and the policies of the Board. The mandate of the CEO sets out the CEO’s primary accountabilities, including duties relating to long-term strategic planning, the operational direction of the Company, strategy and implementation for major transactions, Board interaction, succession reporting, serving as chief spokesperson and communicating with Shareholders and the Board and developing a management team and succession plan. The mandate is reviewed by the Corporate Governance Committee and considered by the Board for approval each year.

Chair of Each Board Committee

Position descriptions for the chairs of the Audit Committee, the Compensation Committee and the Corporate Governance Committee which set out the key responsibilities of the chairs of these committees have also been approved by the Board. Each chair is an independent director and works with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Orientation and Continuing Education

The Corporate Governance Committee is responsible for overseeing and making recommendations to the Board regarding the orientation of new directors and a continuing education program for existing directors. Currently, the Board and the Corporate Governance Committee have an informal process in place for the orientation of new directors, pursuant to which the Corporate Governance Committee provides new directors with information regarding the role of the Board, its committees and its directors as well as the business operations of the Company (as requested or deemed necessary). Due to the experience level of the members of the Board, no formal continuing education program is believed to be required at this time. However, members of the Board are made aware of their responsibility to keep themselves up to date on major developments in corporate governance law and new regulatory requirements. In addition, the Company intends to provide education to the Audit Committee regarding the implementation of IFRS.

Ethical Business Conduct

The Board adopted a code of business ethics and conduct (“Code of Conduct”) that applies to all employees, directors and officers of the Company.

The principles outlined in the Code of Conduct are intended to:

(i)	establish a minimum standard of conduct by which all Company directors, officers and employees are expected to abide;

(ii)	protect the business interests of the Company; and

(iii)	maintain the Company’s reputation for honesty and integrity.

The Code of Conduct addresses honesty and integrity, following the law, conflicts of interest, protection of information, harassment and discrimination, drug and alcohol abuse, accuracy of Company records and error reconciliation.

The Corporate Governance Committee reviews the Code of Conduct on a periodic basis as well as the process for administering and ensuring compliance with the Code of Conduct. Any changes to the Code of Conduct are recommended to the Board for approval. The Code of Conduct is available on SEDAR at www.sedar.com.

Nomination of Directors

The Company has a Corporate Governance Committee with nominating responsibilities. The Corporate Governance Committee makes recommendations keeping in mind established qualifications for directors, the current skills and competencies of the Board and the needs of the Board when vacancies arise.

Committees of Directors

The Board has three committees: the Audit Committee; the Compensation Committee; and the Corporate Governance Committee, all of which are comprised entirely of independent directors.

Audit Committee

The directors appointed the Audit Committee, which consists of three directors, all of whom are independent and financially literate within the meaning of applicable securities laws. The Audit Committee is responsible for the oversight and supervision of:

•	the Company’s accounting and financial reporting practices and procedures;

•	the adequacy of the Company’s internal accounting controls and procedures; and

•	the quality and integrity of the Company’s financial statements.

In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor’s examination into specific areas of the Company’s business. The Audit Committee has a written charter and procedures to address complaints regarding accounting, internal accounting controls or auditing matters and has established a procedure to address confidential, anonymous employee submissions of concerns regarding questionable accounting or auditing matters.

During the fiscal year ended August 31, 2010, the Audit Committee consisted of the following three independent directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. Pierre Boivin serves as Chairman of the Audit Committee. During the fiscal year ended August 31, 2010, the Audit Committee met four times.

For further information regarding the Audit Committee, please see Items 6C, 16A and 16C of the Company’s Annual Information Form on Form 20-F dated November 17, 2010, which is available on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee reviews and makes recommendations to the Board concerning the appointment of the Company’s officers and the hiring, compensation, benefits and termination of the Company’s senior executive officers and all other key employees. The Compensation Committee annually reviews the CEO’s goals and objectives for the upcoming year and provides an appraisal of the CEO’s performance. The Compensation Committee administers and makes recommendations regarding the operation of the Company’s stock option plan as previously described.

During the fiscal year ended August 31, 2010, the Compensation Committee consisted of the following three independent directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. Robert Storey serves as Chairman of the Compensation Committee. During the fiscal year ended August 31, 2010, the Compensation Committee met two times.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the Company’s approach to corporate governance issues, advising the Board in filling vacancies on the Board and periodically reviewing the composition and effectiveness of the Board and the contribution of individual directors. All members of this committee are directors who are independent within the meaning of applicable securities laws. See the discussion above at “--  Information about the Company  - Compensation Discussion & Analysis  - Compensation Policy”.

During the fiscal year ended August 31, 2010, the Corporate Governance Committee consisted of the following three independent directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. James W. McCutcheon serves as Chairman of the Corporate Governance Committee. During the fiscal year ended August 31, 2010, the Corporate Governance Committee met two times.

Assessments

The Corporate Governance Committee, under its charter, is required to review, at least annually, the effectiveness of the Executive Chairman, the Board, committees of the Board and the contribution and qualification of individual directors, including making recommendations where appropriate that a sitting director be removed or not reappointed as well as coordinating the provision of continuing education for the directors so as to assist the directors in maintaining the skill and knowledge necessary to meet their obligations as directors.

Legal Proceedings

The Company is involved in a case of judicial review (heard in early September, 2010) at the Federal Court of Appeal which may have a positive or negative effect on the Company. This case relates to a decision of the Copyright Board of Canada regarding a tariff sought by the copyright collective, CSI, for reproductions associated with the delivery of multi-channel satellite services. In a judgment dated December 16, 2010, the Federal Court of Appeal dismissed the application for judicial review relating to CSI’s tariff. It is not known, as of the date of this Circular, whether the Federal Court of Appeal’s decision will be subject to any subsequent application by CSI for leave to appeal to the Supreme Court of Canada.

The Company is also involved in a constructive dismissal claim involving the former Vice President of Programming of the Company. An unfavourable decision was rendered by the Ontario Superior Court of Justice on October 14, 2010 granting the plaintiff $363,200 in damages (exclusive of costs and interest). The Company has since filed a notice of appeal.

In addition, from time to time the Company is a defendant of lawsuits and party to other claims or potential claims that have arisen in the normal course of business. In view of the quantum of the amounts claimed in such legal actions and proceedings and the insurance coverage maintained by the Company in respect of these matters, the Company considers that the aggregate contingent liability resulting from those legal actions and proceedings is not material.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows details of equity compensation plan information as at August 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options and RSUs	Weighted-average exercise price of outstanding options and RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders
Stock Option Plan(1)	2,122,000	$3.69	3,020,025
Restricted Stock Unit Plan(2)	0	N/A	897,877
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,122,000	-	3,917,902
Notes:

(1)
Pursuant to the Company’s stock option plan, the maximum aggregate number of Class “A” Shares which may be subject to options is 10% of the Class A Shares outstanding from time to time (assuming the conversion of all Class B Shares into Class A Shares).

(2)	There are no RSUs currently issued and outstanding. Pursuant to the Company’s RSU Plan, the maximum aggregate number of RSUs available in reserve for future issuances is 897,877.

Summary of 2010 Stock Option Plan

The Company established a stock option plan on November 1, 2005, as amended and restated on January 11, 2007 and as further amended and restated on January 19, 2010 (the “Stock Option Plan”) for its and its affiliates, employees, directors, senior officers and consultants. The Stock Option Plan was established to provide additional incentives to employees, directors, senior officers and consultants to enable the Company and its affiliates to attract and retain qualified individuals.

The following discussion describes certain material provisions of the Stock Option Plan, and is subject to, and qualified in its entirety by reference to, the Stock Option Plan, a copy of which is available on SEDAR at www.sedar.com. All capitalized terms used and not otherwise defined in this section or the Glossary of Terms have the meanings ascribed to them in the Stock Option Plan.

Under the Stock Option Plan, options to purchase Shares may be granted by the Board to directors, senior officers, employees and consultants of the Company and its affiliates and their respective Permitted Assigns. The maximum aggregate number of Class A Shares which may be issuable at any time, under all security based compensation arrangements of the Company is 10% (on a non-diluted basis) of the Class A Shares outstanding from time to time (assuming the conversion of all Class B Shares and Class C Shares into Class A Shares). As a result, any increase in the issued and outstanding Shares will result in an increase in the number of Class A Shares available for issue upon exercise of options granted under the Stock Option Plan, and any exercise or cancellation of options will make new grants available under the Stock Option Plan, effectively resulting in a re-loading of the number of options available for grant under the Stock Option Plan. The Stock Option Plan provides that (i) the number of Class A Shares issuable to insiders at any time, under all security based compensation arrangements of the Company, and (ii) the number of Class A Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Company, in each case, cannot exceed 10% (on a non-diluted basis) of the number of Class A Shares outstanding from time to time (assuming the conversion of all Class B Shares and Class C Shares into Class A Shares).

Options granted under the Stock Option Plan must have an exercise price of not less than the volume weighted average trading price of the Class A Shares on the TSX for the five trading days immediately preceding the day on which the option is granted. Unless the Board decides otherwise, options granted under the Stock Option Plan vest as to equal fifths on each of the first, second, third, fourth and fifth anniversaries of the grant date. Unless the Board decides otherwise, options will expire on the seventh anniversary of the grant date. Any option not exercised prior to its expiry date becomes null and void.

In connection with any Substitution Event including on a Change of Control, merger, amalgamation, arrangement, combination transaction or take-over bid, the Board may, among other things, accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances where such optionee’s employment is terminated in connection with any such transaction, such accelerated vesting will be automatic. The Combination Transaction, as currently contemplated, does not trigger a Substitution Event or a change of control under the Stock Option Plan.

Unless the Board decides otherwise, options granted under the Stock Option Plan terminate on the earlier of the expiration date of the option or (i) in the case of vested options, (A) 180 days following the death of the optionee, termination of the optionee’s employment because of permanent disability, termination of the optionee’s employment because of retirement or as a result of such optionee ceasing to be a director, (B) 30 days following termination of an optionee’s employment without cause, or termination of the optionee’s employment on resignation, or (C) immediately upon an optionee’s employment being terminated for cause, or (ii) in the case of unvested options immediately upon any of the events listed in (i). Options are not assignable or transferrable; however, the legal representatives of a Participant are entitled to exercise any options that, by their terms, were exercisable on the date of death of the Participant prior to such options’ expiry dates.

The Board has the discretion to make amendments to the Stock Option Plan which it deems necessary, without having to obtain Shareholder approval, including, without limitation: (i) amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the Stock Option Plan, or of a grant of options under the Stock Option Plan, is properly expressed; and (ii) any amendments to the Stock Option Plan related to (A) the early termination provisions of the Stock Option Plan; (B) the addition of any form of financial assistance which may be provided by the Company to Participants to facilitate the purchase of Class A Shares under the Stock Option Plan, (C) the addition or modification of a cashless exercise feature, payable in cash or Class A Shares, whether or not providing for a full deduction of the number of underlying Class A Shares from the Stock Option Plan reserve; and (D) the suspension or termination of the Stock Option Plan. Any determinations made or discretion exercised by the Board in accordance with the terms of the Stock Option Plan does not require Shareholder approval.

Shareholder approval will be required in the case of amendments related to (i) a reduction in the exercise price of options held by insiders; (ii) an extension to the term of options held by insiders; (iii) a change in the insider participation limits to a level that would require the Company to obtain disinterested Shareholder approval under the rules or policies of any stock exchange on which the Class A Shares are listed; (iv) an increase to the maximum number of Class A Shares or any other shares of the Company which are reserved for issuance under the Stock Option Plan (and under any other share compensation arrangement of the Company); and (v) an amendment to the amendment provisions of the Stock Option Plan to grant additional power to the Board to amend the Stock Option Plan without Shareholder approval.

Summary of Restricted Stock Unit Plan (RSU Plan)

The Company adopted a restricted stock unit plan upon approval of the Shareholders on January 11, 2007, as amended and approved by the Shareholders on January 10, 2010 (the “RSU Plan”) which allows for the payment of performance bonuses to employees and/or directors of the Company or any of its affiliates (“Participants”) in the form of Class A Shares. This provides such individuals with an additional incentive to further the growth and development of the Company and encourages them to remain in the employment of the Company.

The following discussion describes certain material provisions of the RSU Plan, and is subject to, and qualified in its entirety by reference to, the RSU Plan, a copy of which is available on SEDAR at www.sedar.com. All capitalized terms used in this summary and not otherwise defined in the Glossary of Terms have the meanings ascribed to them in the RSU Plan.

The Compensation Committee administers the RSU Plan and is responsible for the selection of individual employees or directors to whom grants of restricted stock units (“RSUs”) will be made, as well as determination of the amounts and terms of such grants. The selection of recipients is based on the individual’s current and potential contribution to the Company and the terms of the grants may include non-competition provisions or the achievement of certain individual or collective performance related criteria, such as the financial performance of the Company. The RSU Plan provides that (i) the number of Class A Shares issuable to insiders at any time, under all security based compensation arrangements of the Company, and (ii) the number of Class A Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Company, in each case, cannot exceed 10% (on a non-diluted basis) of the number of Class A Shares outstanding from time to time (assuming the conversion of all outstanding Class B Shares and Class C Shares into Class A Shares).

The terms of any particular grant need not be identical to any other grant, and the Board may amend, suspend or terminate the terms of any grant, or the terms of the RSU Plan in accordance with the amending provisions as described below.

Each RSU granted under the RSU Plan entitles the recipient at the end of the grant period to receive one Class A Share at a future date (the “Release Date”), provided (i) the Participant is continuously employed by the Company or any of its affiliates from the date or the effective date of such grant to the Release Date, or as otherwise determined by the Board, and (ii) all other terms and conditions of the grant have been satisfied, including any applicable performance criteria. The grant of a RSU will not entitle the recipient to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership of Class A Shares.

Unless the Compensation Committee decides otherwise and subject to any applicable change of control and/or employment agreement, in the event a recipient’s employment with the Company or any of its affiliates is terminated for any reason other than death before the Release Date has occurred, such recipient’s RSUs will be forfeited and no Class A Shares will be issued. If a recipient’s employment is terminated due to his/her death, the RSUs will not be forfeited, but rather, the deceased Participant’s estate will be entitled to receive an amount of Class A Shares on the applicable Release Date as determined in accordance with the provisions of the RSU Plan. The rights or interests of any Participant under the RSU Plan are not assignable or transferable, except to a deceased Participant’s estate the event of death.

The RSU Plan also includes certain protections for recipients in the event of a change of control of the Company. In such a case, a recipient will be entitled, subject to certain conditions, to receive a Class A Share for each RSU granted prior to such change of control. The Combination Transaction currently contemplated, does not trigger a change of control under the RSU Plan.

Amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the RSU Plan, or of a grant under the RSU Plan, is properly expressed, and any determinations made or discretion exercised by the Board or the Compensation Committee, as the case may be, in accordance with the terms of the RSU Plan do not require Shareholder approval. The following amendments to the RSU Plan do, however, require Shareholder approval: (i) an increase in the maximum number of Class A Shares reserved for issuance under the RSU Plan; (ii) an amendment to the amendment provisions of the RSU Plan to grant additional power to the Board to amend the RSU Plan without Shareholder approval; and (iii) a change in the insider participation limits to a level that would require the Company to obtain disinterested Shareholder approval under the rules or policies of the TSX, in addition to such other matters that may require Shareholder approval under the rules and policies of the TSX.

INFORMATION ABOUT THE COMPANY POST-COMBINATION

Corporate Structure

The following diagram illustrates the anticipated organizational structure of the Company and its operating subsidiaries following the completion of the Combination Transaction.

Upon the completion of the Combination Transaction and the issuance of the Consideration Shares to the Vendors, the Company currently estimates that 122,808,156 Class A Shares will be issued and outstanding (assuming the conversion of all Class B Shares into Class A Shares on a three-for-one basis).

Description of Business following the Combination Transaction

Following the Combination Transaction, the Company believes that it will be a leading Canadian media company and nationwide audio entertainment provider that will benefit from a highly experienced management team with extensive industry knowledge in media and broadcast operations, consumer electronics, customer care and subscriber management, automotive engineering and information technology.

The Company believes that it will have a stronger platform for future innovation within the audio entertainment industry through key content and programming relationships and distribution agreements with every major automaker and retailers nationwide. Subscribers will continue to be offered a broad range of commercial-free music, plus exclusive sports coverage, news, talk and entertainment programming and a best-of-both channel package over time.

The Company believes that the combined company will have a total subscriber base of over 1.7 million. In the most recently reported quarter ending November 30, 2010, the combined company will have pro forma revenues of approximately $55 million and pro forma Adjusted EBITDA of approximately $5.5 million, and currently expects to have total debt of approximately $150 million. On a trailing 12-month basis, the combined company will have pro forma revenues of approximately $200 million, and pro forma Adjusted EBITDA of approximately $3.7 million. The Combination Transaction is currently expected to yield synergies of approximately $20 million (on an annualized basis) within 18 months after Closing by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

In addition, the Company currently anticipates that the Combination Transaction will result in additional benefits including those set out below under the heading “Information Regarding the Combination Transaction  - Reasons for Committee and Board Recommendations”. It is currently anticipated that these benefits will increase Shareholder value over the mid to long-term.

Articles of Amendment

As described under “Information Regarding the Combination Transaction  - Purchase Agreement  - Purchase and Sale”, upon the completion of the Combination Transaction, and subject to obtaining the requisite Shareholder approval of at least 66 2/3% of the votes cast by Shareholders, voting together, in person or by proxy at the Meeting of the Articles of Amendment Resolutions, the Company will file the Articles of Amendment to add the following items:

(i)	consent of two-thirds of the Board members voting at a meeting of directors of the Company will be required to:

(A)	amend or modify the charter of by-laws of the Company;

(B)	enter into any transaction or series of transactions to recapitalize or reclassify the structure of the Company;

(C)	increase the number of or remove any Board members;

(D)	enter into any related-party transactions;

(E)	issue any equity, or enter into financings (whether equity, debt, convertible or any combination of the foregoing) in excess of $50 million; and

(F)	enter into any agreement relating to mergers, acquisitions, joint ventures, sales or other dispositions of assets that are material to the Company;

(ii)	Class A Shares shall be convertible into Class C Shares on the basis of one Class A Share for every one Class C Share; and

(iii)	Class C Shares shall be convertible into Class A Shares on the basis of one Class C Share for every one Class A Share.

The conversion right in item (iii) above is subject to various regulatory restrictions imposed by the CRTC which are set out in detail in the Articles of Amendment, which are set out in Exhibit “A” to Appendix “D” to this Circular. These restrictions are imposed by the Direction to the CRTC (Ineligibility of Non-Canadians) issued by the Governor General in Council under to the Broadcasting Act (the “Direction”), pursuant to which the CRTC is prohibited from issuing, maintaining, amending or renewing a broadcasting licence to the Company if the number of votes attached to the Class A Shares and the Class B Shares (collectively, the “Voting Shares”) or the total number of issued and outstanding Voting Shares that are held by members of the Restricted Class (as defined below) exceeds 33 1/3% of the voting rights attached to all the issued and outstanding Voting Shares or represents more than 33 1/3% of the total number of issued and outstanding Voting Shares. The Direction defines the “Restricted Class” as follows:

(i)	any persons who are not Canadians, or

(ii)
any class or description of persons and their associates whose significant or controlling interest in the shares of the Company or in a certain class of shares of the Company is likely to preclude the Company, or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations, from being qualified to hold, obtain, maintain, renew or amend any licence pursuant to any broadcasting legislation or other licence required in order to carry on any broadcasting business or would cause the Company or any corporation in which the Company has an interest to be in breach of any broadcasting legislation or the terms of any such licence.

For greater certainty, the power of the Company to issue, and the right of any holder of Class C Shares to receive, any Class A Shares in connection with the conversion right set out above is restricted if such conversion requires the prior approval of the CRTC or any other governmental body or authority having or purporting to have jurisdiction unless and until such approval has been received. Note, the 33 1/3% voting restriction discussed above is subject to change and some different specified percentage may be specified, from time to time, under the Direction.

Description of Shares

The authorized share capital of the Company after the Combination Transaction will consist of an unlimited number of Class A Shares, Class B Shares and Class C Shares.

The Class B Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Shares upon the basis of one Class A Share for three Class B Shares. The Class A Shares may therefore be viewed as having one-third of the voting entitlement of the Class B Shares. The Class A Shares will be convertible at any time at the holder’s option into fully paid and non-assessable Class C Shares on the basis of one Class A Share for every one Class C Share (assuming the required Shareholder approval for the Articles of Amendment Resolutions is obtained at the Meeting). The Class C Shares will also be convertible at any time at the holder’s option into fully paid and non-assessable Class A Shares on the basis of one Class C Share for every one Class A Share (assuming the required Shareholder approval for the Articles of Amendment Resolutions is obtained at the Meeting). The Company may not issue, and any holder of Class C Shares or Class B Shares may not receive, any Class A Shares in connection with the conversion rights discussed above, if subsequent to any such conversion the number of votes attached to the Voting Shares or the total number of issued and outstanding Voting Shares that are held by members of the Restricted Class exceeds 33 1/3% of the voting rights attached to all the issued and outstanding Voting Shares or represents more than 33 1/3% of the total number of issued and outstanding Voting Shares. For greater certainty, the power of the Company to issue, and the right of any holder of Class C Shares or Class B Shares to receive, any Class A Shares is restricted if such conversion requires the prior approval of the CRTC or any other governmental body or authority having or purporting to have jurisdiction unless and until such approval has been received. See “--  Foreign Ownership Restrictions”.

Coattail Provisions

The Class A Shares and the Class C Shares, in certain limited circumstances, are convertible into Class B Shares or, in the case of the Class C Shares, Class A Shares. These conversion rights arise in the event that an offer is made to purchase Class B Shares that: (i) must, pursuant to applicable securities legislation or the requirements of a stock exchange on which the Class B Shares are then listed, be made to all of the holders of the Class B Shares in a province of Canada to which the requirement applies, and (ii) is not made concurrently with an offer to purchase Class A Shares and Class C Shares that is identical to the offer to purchase Class B Shares with respect to the percentage of outstanding shares for which the offer is made (exclusive of shares owned by the offeror immediately prior to the offer) and in all other material respects, except that the price per Class A Share or Class C Share will be three times the price per Class B Share since pricing will be determined on an as-converted basis and except in respect of the conditions, if any, to which the offer to purchase Class B Shares may be subject, and that is unconditional except in respect of the right not to take up and pay for Class A Shares and Class C Shares tendered if no shares are purchased pursuant to the offer for Class B Shares. A similar conversion right exists for the Class C Shares in the event that an offer as described above is made for the Class A Shares only.

In the event of an offer for the Class B Shares as described above, and subject to the express provisions and limitations of the articles of the Company, the Class A Shares and the Class C Shares are convertible into Class B Shares on a three-for-one basis. Similarly, in the event of an offer for the Class A Shares as described above, and subject to the express provisions and limitations of the articles of the Company the Class C Shares are convertible into the same number of Class A Shares. In each case, however, the conversion will be solely for the purpose of tendering such converted shares to the offer in question. Any shares that are tendered to the offer but that are not, for any reason, taken up and paid for will automatically be reconverted into the Class A Shares or Class C Shares that existed prior to such conversion.

Foreign Ownership Restrictions

The Company owns all of the outstanding shares of XM Canada, which holds a licence from the CRTC under the Broadcasting Act. Under the Direction issued by the Governor General in Council (i.e., the cabinet of the Canadian federal government), non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the Voting Shares and 33 1/3% of the votes of a parent company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the Voting Shares and 20% of the votes of the operating licensee company may be owned and controlled, directly or indirectly, by non-Canadians. The Direction also provides that the CEO and 80% of the members of the board of directors of the operating company must be Canadian. In addition, where the parent company is less than 80% Canadian-owned, the parent company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. XM Canada has formed a programming committee. There are no restrictions on the number of non-Voting Shares that may be held by non-Canadians at either the parent company or licensee operating company level. The CRTC, however, retains the discretion under the Direction to determine as a question of fact whether a given licensee is controlled by non-Canadians. The Company’s articles give the Board the authority to restrict the issue, transfer and voting of the Class A Shares and Class B Shares, and the issue and transfer of the Class C Shares, for the purpose of ensuring that the Company and XM Canada remain qualified to hold, obtain, maintain, renew or amend any licence pursuant to any broadcasting legislation or other licence required in order to carry on any broadcasting undertaking.

Pro Forma Financial Information

The following table sets out certain selected pro forma consolidated financial information for the Company after giving effect to the Combination Transaction. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of the Company for the year ended August 31, 2010, included in Appendix “H”. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of the Company, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements. Also, as further described in the notes to the pro forma consolidated financial statements, the Combination Transaction will be accounted for as a reverse takeover whereby Sirius is deemed to be the acquirer of the Company, using the purchase method of accounting. This basis for accounting reflects the combination as a continuation of the financial statements of Sirius adjusted for the legal capital of the Company.

The unaudited pro forma consolidated financial statements of the Company are presented for illustrative purposes only and are not necessarily indicative of (i) the operating or financial results that would have occurred or the financial position of the Company had the Combination Transaction actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements, or (ii) the results or position expected in future periods.

	Pro Forma for the three months ended November 30, 2010	Pro Forma for the Year ended August 31, 2010
Revenue	55,104,793	199,568,373
Operating expenses	(58,962,906)	(231,562,545)
Operating profit (loss)	(3,858,113)	(31,994,172)
Interest revenue	87,085	144,890
Interest expense	(4,155,816)	(16,509,460)
Debt repurchase	Nil	7,076,232
Revaluation of derivative	35,892	(196,473)
Foreign exchange gain	260,773	378,340
Income tax expense	Nil	Nil
Net earnings (loss)	(7,630,179)	(41,100,643)
Total assets	423,572,217	NA
Shareholders’ equity	49,772,778	NA

Pro Forma Consolidated Capitalization

The following table sets out the unaudited consolidated capitalization of the Company as at November 30, 2010, both before and after giving effect to the completion of the Combination Transaction.

	As at November 30, 2010 before giving effect to the Combination Transaction	Pro Forma as at November 30, 2010 after giving effect to the Combination Transaction
Long term debt	118,748,889	148,993,225
Share capital	334,152,570	166,399,935
Contributed surplus	29,886,938	2,311,115
Retained earnings	(370,138,405)	(118,938,272)
Shareholders’ equity (deficit)	(6,098,897)	49,772,778
Consolidated capitalization	112,649,992	198,766,003
New Board

Under the terms of the Purchase Agreement, and subject to Shareholder approval of the New Board Resolutions, following Closing, the Board will be fixed at nine directors, including two directors nominated for election by each of CSRI and Sirius XM, one director nominated for election by each of CBC and Slaight and three independent directors nominated for election. The New Board Resolutions set out the following eight individuals as nominees to be elected and appointed directors of the Company, conditional on, and effective as of the Closing of the Combination Transaction. A ninth director who shall be independent has not yet been identified, and in accordance with the Purchase Agreement the two independent nominees listed below will select a third independent director (who is acceptable to the Company and each of the Significant Shareholders) to be appointed effective as of the Closing.

Directors	Position Presently Held	Principal Occupation	Director Since	Class A Shares Beneficially Owned or Controlled(1)
CSRI’S NOMINEES
John I. Bitove(2), Ontario, Canada	Director and Executive Chairman of the Company	Executive Chairman of the Company, Executive Chairman of Priszm Income Fund, Chairman and CEO of Scott’s Real Estate Investment Trust, and Chairman of Data Audio Visual Enterprises Wireless Inc.	2003	27,817,192
Philip Evershed, Ontario, Canada	Director of the Company	Managing Director and Head of Investment Banking, Canaccord Genuity Corp.	2005	-
SIRIUS XM’S NOMINEES
Dara Altman, Maryland, United States	Director of the Company	Executive Vice President and Chief Administrative Officer of SIRIUS XM Radio Inc.(3)	2009(2)	-
David Frear, Connecticut, United States	-	Executive Vice President and Chief Financial Oficer of SIRIUS XM Radio Inc.	-	-
CBC’S NOMINEE
Michel Tremblay, Ontario, Canada	Director of Sirius	Senior Vice-President, Corporate Strategy and Business Partnerships, Canadian Broadcasting Corporation	2004	-
SLAIGHT’S NOMINEE
Gary Slaight, Ontario, Canada	-	President and Chief Executive Officer of Slaight Communications Inc.	-	-
INDEPENDENT NOMINEES(4)
Pierre Boivin, Québec, Canada	Director of the Company	President of the Montréal Canadiens and the Bell Centre	2005	2,500
Guy Johnson, British Columbia, Canada	Director of Sirius	Entrepreneur	2004	118,400
Notes:

(1)
Individual director nominees have furnished information as to Class A Shares, assuming conversion of all Class B Shares into Class A Shares, beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

(2)	John I. Bitove will be Executive Chairman of the Company following Closing.

(3)	Ms. Altman was appointed to the Board effective November 12, 2009, upon the resignation of Gary M. Parsons.

(4)
A third independent director has not yet been identified, and in accordance with the Purchase Agreement the two independent nominees listed above will select a third independent director (who is acceptable to the Company and each of the Significant Shareholders) to be appointed effective as of the Closing.

Independent Directors

It is proposed that the New Board will be comprised of 9 directors, of which three, including Pierre Boivin and Guy Johnson, will be independent. A third independent director has not yet been identified, and in accordance with the Purchase Agreement the two independent directors listed above will select a third independent director (who is acceptable to the Company and each of the Significant Shareholders) to be appointed effective as of the Closing. Pursuant to NI 52-110, an independent director is one who has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with a director’s independent judgement. The remaining directors will not be independent on the basis that each will be nominated by a Significant Shareholder. The Company has been informed by each nominee that he or she is willing to stand for election and to serve as a director. It is currently contemplated that after the consummation of the Combination Transaction the Board committees will continue to be comprised entirely of independent directors.

Meetings of Independent Directors

The charter of the Audit Committee requires it to meet at least four times per year and the respective charters of the Compensation Committee and Corporate Governance Committee require each of them to meet at least two times per year. The Audit Committee, Compensation Committee and Corporate Governance Committee are each comprised solely of independent directors.

Management

The combination of the Company and Sirius will add greater depth to the Company’s management team, and the Company expects to integrate members of the Sirius management team as part of its management structure.

Following Closing, Mark Redmond, the current President and CEO of Sirius, will serve as President and CEO of the Company and Michael Washinushi, the current CFO of the Company, will continue to serve as CFO.

Legal Proceedings

The Company and Sirius are involved in two cases of judicial review (heard in early September, 2010) at the Federal Court of Appeal which may have a positive or negative effect on the Company after the Combination Transaction. Both cases relate to a decision of the Copyright Board of Canada regarding a tariff sought by the copyright collective, CSI, for reproductions associated with the delivery of multi-channel satellite services. In a judgment dated December 16, 2010, the Federal Court of Appeal dismissed the two applications for judicial review relating to CSI’s tariff. It is not known, as of the date of this Circular, whether the Federal Court of Appeal’s decisions will be subject to any subsequent applications for leave to appeal to the Supreme Court of Canada.

Following the completion of the Combination Transaction, the Company will remain subject to the legal proceedings described under “Information about the Company  - Legal Proceedings”.

GENERAL PROXY MATTERS

As a Shareholder, it is very important that you read this information carefully and then vote your Shares, either by proxy or voting instruction form or by attending the Meeting.

Date, Time and Place of Meeting

The Meeting is scheduled to be held on Thursday, February 17, 2011 at 2:00 p.m. (Toronto time) at Ivey ING Director Leadership Centre, Ground Floor, 130 King Street West, Toronto, Ontario M5X 1A9, for the purposes set forth in the Notice of Meeting. The Company reserves the right to adjourn or postpone the Meeting if considered appropriate by the Board, subject to the provisions of the Purchase Agreement.

Record Date

The Board has established the record date (the “Record Date”) for the Meeting as the close of business on January 10, 2011. Only Shareholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or any adjournment or postponement thereof, and to vote at the Meeting. No Shareholders becoming Shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

Quorum

A quorum of Shareholders is present at a meeting of Shareholders if the holders of not less than five per cent of the Shares entitled to vote at the Meeting are present in person or represented by proxy, and at least two persons entitled to vote at the Meeting are actually present at the Meeting.

Solicitation of Proxies

The information contained in this Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company to be used at the Meeting and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally by telephone or other electronic means by management of the Company, including directors and officers. The costs of the solicitation will be borne by the Company.

Registered Shareholders

You are a Registered Shareholder if your name appears on your share certificate. A proxy form is included in this package if you are a Registered Shareholder, printed on YELLOW paper.

If you are a Registered Shareholder, you can vote in person at the Meeting or by proxy. Voting by proxy means that you are giving the person or people named on your proxy form (your proxyholder) the authority to vote your Shares for you at the Meeting or any adjournment or postponement thereof.

How to Vote in Person

If you intend to be present and vote in person at the Meeting, you do not need to complete or return your proxy form. Voting in person at the Meeting will automatically cancel any proxy you completed earlier. At the Meeting, you should see a representative of CIBC Mellon Trust Company, the Company’s transfer agent.

How to Vote by Proxy

Complete and return the enclosed form of proxy in the pre-paid return envelope provided. The proxy must be executed by the Shareholder or the attorney of such Shareholder, duly authorized in writing.

If you vote by proxy, the directors and officers who are named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Shares. This person does not have to be a Shareholder. Write the name of the person you are appointing in the space provided. Complete your voting instructions and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, he or she should see a representative of CIBC Mellon Trust Company.

If you are voting your Shares by proxy, the Company’s transfer agent, CIBC Mellon Trust Company, must receive your signed proxy by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile at (416) 368-2502 or toll-free in North America at 1-866-781-3111, not later than 5:00 p.m. (Toronto time) on February 15, 2011, or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof. Failure to properly complete or deposit a proxy may result in its invalidation.

The Shares represented by any proxy received by management will be voted for or against or withheld from voting, as the case may be, by the persons named in the enclosed form of proxy in accordance with the direction of the Shareholder appointing them. In the absence of any direction to the contrary, it is intended that the Shares represented by proxies received by management will be voted on any ballot “FOR”: (1) the election of the directors referred to in this Circular; (2) the re-appointment of the auditor of the Company with remuneration to be fixed by the directors; and (3) the approval of each of the Combination Transaction Resolutions.

How to Change your Vote

A Registered Shareholder executing the enclosed form of proxy may revoke it at any time before it has been exercised by:

•
completing a proxy form that is dated later than the proxy form you are revoking and mailing it to CIBC Mellon Trust Company so that it is received before 5:00 p.m. (Toronto time) on Tuesday, February 15, 2011;

•
sending a notice in writing to the Corporate Secretary of the Company so that it is received before 5:00 p.m. (Toronto time) on Tuesday, February 15, 2011. The notice can be from the Shareholder or the authorized attorney of such Shareholder; or

•	attending the Meeting and voting your Shares in person.

Non-Registered Shareholders

You are a non-registered (or beneficial) Shareholder if your bank, trust corporation, securities broker or other financial institution (your nominee) holds your Shares for you. In that case, you will likely not receive a proxy form.

If you are a Non-Registered Shareholder, your Shares are likely held in the book-entry system operated by CDS. If so, they will not be registered in your name on our records. Unless you instruct your nominee to vote in accordance with their request for voting instructions, they are generally prohibited from voting your Shares, as shares should only be voted upon instructions of the beneficial holder. You may vote your Shares in person at the Meeting or through your nominee by following the instructions provided to you by them.

If you are not sure whether you are a Registered Shareholder or a Non-Registered Shareholder, please contact the Company’s transfer agent, CIBC Mellon Trust Company at: (416) 643-5500 or by e-mail at inquiries@cibcmellon.com

How to Vote by Voting Instruction Form

Applicable regulations in Canada require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting. Sometimes, the proxy supplied to a Non-Registered Shareholder by its broker is identical to that provided to CDS, as the registered holder. However, in order for such proxy to be valid, it must be properly executed by the financial intermediary holding the Shares and returned to CIBC Mellon Trust Company, the Company’s transfer agent, prior to the proxy deposit deadline of 5:00 p.m. (Toronto time) on February 15, 2011, or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting, or any adjournments or postponements thereof. The majority of brokers now delegate responsibility to Broadridge for obtaining instructions from clients. Broadridge typically mails a scannable voting instruction form in lieu of a proxy form to Non-Registered Shareholders and provides appropriate instructions respecting voting of Shares to be represented at the Meeting. Voting instruction forms sent by Broadridge can be completed:

By Internet using your 12-digit control number:

•	go to www.proxyvote.com

By telephone using your 12-digit control number:

•	Shareholders with their Shares held in a Canadian brokerage account, toll free at 1-800-474-7493 (English) or 1-800-474-7501 (French)

•	Shareholders with their Shares held in a US brokerage account, toll free at 1-800-454-8683

By mail:

•	using the enclosed postage-paid envelope

For telephone and Internet voting, Non-Registered Shareholders will need the 12-digit control number found on the voting instruction form. Non-Registered Shareholders who have lost or misplaced their voting instruction form can still vote by obtaining a new 12-digit control number from their broker, securities dealer, trust company or other intermediary.

Non-Registered Shareholders who receive voting instructions from their intermediary other than those contained in the voting instruction form sent by Broadridge should carefully follow the instructions provided by their intermediary to ensure their vote is counted.

Subject to the terms of your voting instruction form, if you do not specify how you want your securities voted, they will be voted “FOR”: (1) the election of the directors referred to in this Circular; (2) the re-appointment of the auditor of the Company with remuneration to be fixed by the directors; and (3) the approval of each of the Combination Transaction Resolutions.

How to Vote in Person

We do not have access to the names or holdings of our Non-Registered Shareholders. That means you can only vote your Shares in person at the Meeting if you have instructed your nominee to appoint you as proxyholder. To do this, write your name in the space provided on the voting instruction or proxy authorization form provided by your nominee and follow the instructions of your nominee.

If you are a non-registered or beneficial Shareholder and wish to vote in person at the Meeting, please review the voting instructions provided to you or contact your broker or agent well in advance of the Meeting to determine how you can do so. At the Meeting, you should see a representative of CIBC Mellon Trust Company.

How to Change your Vote

A Non-Registered Shareholder may revoke a voting instruction or proxy authorization form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary may not act on a revocation of a voting instruction or proxy authorization form or of a waiver of the right to receive meeting materials and to vote that is not received by the intermediary in sufficient time prior to the Meeting.

Exercise of Discretion by Proxyholders

The enclosed form of proxy and any voting instructions submitted confer discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof and with respect to amendments to or variations of matters identified in the Notice of Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. If any further or other business is properly brought before the Meeting, it is intended that the persons appointed as proxy will vote on such other business in such manner as such persons then consider to be proper.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Company consists of an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of Class C Shares. As at the Record Date, the Company had outstanding 24,380,867 fully paid and non-assessable Class A Shares (representing 23.0% of the voting interest on a non-diluted basis) and 81,428,133 fully paid and non-assessable Class B Shares (representing 77.0% of the voting interest on a non-diluted basis). There are currently no Class C Shares outstanding.

At all of the Company’s Shareholder meetings, except meetings at which only holders of another class of shares are entitled to vote, the holders of the Class B Shares are entitled to one vote in respect of each Class B Share and the holders of Class A Shares are entitled to one vote in respect of each Class A Share. Since each three Class B Shares are convertible into one Class A Share and have essentially the same economic rights as one Class A Share, the Class B Shares effectively have three times the voting entitlement of the Class A Shares for comparable equity participation. The Company does not have any other classes of voting securities.

Ownership of Shares of the Company

The following table shows the name of each person or company who, as at the Record Date, owned of record, or who, to the Company’s knowledge, owned beneficially, directly or indirectly, or controls or directs more than 10% of the Class A Shares, assuming conversion of all Class B Shares into Class A Shares.

Principal Shareholder	Type of Ownership	Number of Class A Shares	Percentage of Class A Shares Outstanding(3)	Voting Interest represented by # of Voting Shares(4)	Percentage of Votes(3)
CSRI(1)	Direct	27,142,711	52.7%	81,428,133	77.0%
XM(2)	Direct	11,077,500	21.5%	11,077,500	10.5%
Notes:

(1)
CSRI is controlled by John I. Bitove, our Executive Chairman. CSRI holds its interest in the form of 81,428,133 Class B Shares which represent a 77.0% voting interest in the Company. In addition, Mr. Bitove also beneficially owns 674,481 Class A Shares.

(2)	XM is a wholly owned subsidiary of Sirius XM, listed on the NASDAQ stock exchange.

(3)	On a non-diluted basis.

(4)	Voting securities includes both the Class A Shares and the Class B Shares.

Other Benefits to Owners of Shares of the Company

Other than in connection with the Combination Transaction as discussed elsewhere in this Circular, to the knowledge of the directors and executive officers of the Company, there are no material changes or subsequent transactions contemplated that would create any specific benefit, direct or indirect, as a result of such change or transaction to any director, officer, insider, associate, affiliate, or insider of any such associate or affiliate, of the Company or any person or company acting jointly or in concert with the Company.

INTEREST OF EXPERTS

Except as described below or elsewhere in this Circular, no person or company named as having prepared or certified a statement, report, valuation or opinion described or included in this Circular holds any beneficial interest, direct or indirect, in any of our securities or property or in the securities or properties of any of our associates, or affiliates and no such person is expected to be elected, appointed or employed as one of our directors, officers or employees or as a director, officer or employee of any of our affiliates.

PricewaterhouseCoopers LLP, the external auditors of the Company, have prepared the Auditor’s report on the consolidated financial statements of the Company for its most recently completed fiscal year ended August 31, 2010. PricewaterhouseCoopers LLP have advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Ernst and Young LLP, the external auditors of Sirius, have prepared the Auditor’s report on the financial statements of Sirius for its most recently completed fiscal year ended December 31, 2009. Ernst and Young LLP have advised that they are independent with respect to Sirius within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Canaccord Genuity prepared the Fairness Opinion included in this Circular set out in Schedule “E”. See “Information Regarding the Combination Transaction  - Canaccord Genuity Financial Fairness Opinion”. Philip Evershed, a current director of our Company and a director to be nominated for election at the Meeting, is a Managing Director and Head of Investment Banking of Canaccord Genuity. See “Annual Business of the Meeting  - Election of Directors”, “Special Business of the Meeting  - Election of New Board” and “Information about the Company  - Interest of Certain Persons or Companies in Matters to be Acted Upon  - Ownership of Shares by Certain Persons”. Canaccord Genuity is not an insider, associate, or affiliate of the Company or Sirius and is not an advisor to any person or company other than to the Company with respect to the Combination Transaction. Other than being retained by the Company as co-financial advisor in connection with a proposed refinancing of senior secured notes of the Company on November 4, 2010 to which Canaccord Genuity is entitled to a success fee, Canaccord Genuity has not entered into any other agreements or arrangements with the Company or Sirius or any of their respective affiliates with respect to any future dealings.

OTHER BUSINESS

Management is not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

If you have any questions that are not answered by this Circular, or would like additional information, you should contact your professional advisors. You can also contact CIBC Mellon Trust Company, the Company’s transfer agent, at (416) 643-5500 or by e-mail at inquiries@cibcmellon.com should you have any questions regarding voting of your Shares.

Copies of the Company’s audited consolidated financial statements for the period ended August 31, 2010 together with the report of the auditors thereon, management’s discussion and analysis of the Company’s financial condition and results of operations for fiscal year 2010, any interim financial statements of the Company for periods subsequent to the end of the Company’s last fiscal year, the current annual information form on 20-F (together with any document incorporated therein by reference) of the Company, and this Circular are available free of charge on SEDAR at www.sedar.com.

Other Material Changes in the Affairs of the Company

Other than in connection with the Combination Transaction as discussed elsewhere in this Circular, to the knowledge of the directors and executive officers of the Company there are no plans or proposals for material changes in the affairs of the Company, including, for example, any contract or agreement under negotiation, any proposal to liquidate the Company, to sell, lease or exchange all or a substantial part of its assets, to amalgamate it or to make any material changes to its business, corporate structure (debt or equity), management or personnel.

APPROVAL OF THIS CIRCULAR

The Board approved the contents of this Circular and authorized it to be sent to each Shareholder who is eligible to receive notice of and vote his or her Shares at the Meeting, as well as to each director and to the auditors of the Company.

By Order of the Board

Name: John I. Bitove
Title: Executive Chairman

AUDITOR’S CONSENT  - THE COMPANY

We have read the management information circular of Canadian Satellite Radio Holdings Inc. (the “Company”), dated January 12, 2011 with respect to the proposed combination transaction with Sirius Canada Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned management information circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at August 31, 2010 and 2009, and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2010. Our report is dated November 11, 2010.

Toronto, Canada	PricewaterhouseCoopers LLP
January 12, 2011	Chartered Accountants, Licensed Public Accountants

AUDITOR’S CONSENT  - SIRIUS CANADA INC.

We have read the management information circular of Canadian Satellite Radio Holdings Inc. dated January 12, 2011 with respect to the proposed combination transaction with Sirius Canada Inc. (“Sirius”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned management information circular of our report dated March 19, 2010 (except as to note 15 which is as of November 24, 2010) to the directors of Sirius on the balance sheets of Sirius as at December 31, 2009 and 2008 and the statements of operations and comprehensive income (loss), changes in shareholders’ deficiency and cash flows for each of the years in the three-year period ended December 31, 2009.

Toronto, Canada	Ernst & Young LLP
January 12, 2011	Chartered Accountants, Licensed Public Accountants

APPENDIX “A”

GLOSSARY OF TERMS

In this Circular, unless the subject matter or context is inconsistent herewith, the following terms shall have the following meanings:

“Adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization revised to exclude stock based compensation and costs incurred by the Company associated with the Combination Transaction.

“Annual Information Form” or “Form 20-F” have the meaning ascribed to them under the heading “Documents Incorporated by Reference”.

“Articles” means the Company’s articles of incorporation dated December 8, 2005.

“Articles of Amendment” means the articles of amendment of the Company to be approved by the Articles of Amendment Resolutions in the form attached as Appendix “D”, approving, among other things, the articles of amendment attached thereto as Exhibit “A”.

“Articles of Amendment Resolutions” means the special resolutions of disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates) approving, among other things, the Articles of Amendment, in the form attached as Appendix “D”.

“Audit Committee” has the meaning ascribed to it under the heading “Statement of Corporate Governance Practices  - Committees of Directors”.

“Board” means the board of directors of the Company.

“Broadridge” means Broadridge Financial Solutions.

“Buyer Material Adverse Change” has the meaning ascribed thereto in the Purchase Agreement.

“Canaccord Genuity” means Canaccord Genuity Corp.

“CBC” means Canadian Broadcasting Corporation/Société Radio-Canada.

“Circular” means this management information circular dated January 12, 2011 (as it may be amended or supplemented from time to time).

“Class A Shares” means the Class A subordinate voting shares in the capital of the Company.

“Class B Shares” means the Class B voting shares in the capital of the Company.

“Class C Shares” means the Class C non-voting shares in the capital of the Company.

“Closing” means the closing of the Combination Transaction, expected to occur during the third quarter of the Company’s 2011 fiscal year.

“Closing Cash Balance” has the meaning ascribed thereto in the Purchase Agreement.

“Combination Transaction” means the proposed purchase by the Company of the Purchased Securities, all of which are held by the Vendors.

“Combination Transaction Resolutions” means, collectively, the Share Issuance Resolutions, the New Board Resolutions and the Articles of Amendment Resolutions.

“Company” means Canadian Satellite Radio Holdings Inc.

“Compensation Committee” has the meaning ascribed to it under the heading “Statement of Corporate Governance Practices  - Committees of Directors”.

“Committee” means the committee of independent directors of the Board established in connection with the Combination Transaction.

“Consideration Shares” means the shares that the Company proposes to issue from treasury to the Vendors as consideration for the Purchased Securities, in the aggregate, consisting of a combination of Class A Shares and Class B Shares that is equivalent to 71,284,578 Class A Shares.

“Convertible Debentures” has the meaning ascribed to it under the heading “Information About the Company  - Market for Securities”.

“Corporate Governance Committee” has the meaning ascribed to it under the heading “Statement of Corporate Governance Practices  - Committees of Directors”.

“CRTC” means the Canadian Radio-television and Telecommunications Commission.

“CSRI” means CSRI Inc., an entity controlled by John I. Bitove, the Executive Chairman of the Company.

“CSR Shareholders Agreement” means the shareholders agreement of the Company dated November 17, 2005 among the Company, XM Canada and XM.

“Director Designation Agreement” means the director designation agreement dated as of December 9, 2005 among the Company, GMCL, CSRI and XM.

“Early Tender Date” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Description of Refinancing”.

“Exchange Consideration” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Description of Refinancing”.

“Exchange Offer” has the meaning ascribed to it under the heading “Information about the Combination Transaction  - Description of Refinancing”.

“Fairness Opinion” means the fairness opinion issued by Canaccord Genuity attached as Appendix “E” to this Circular.

“GAAP” means Canadian generally accepted accounting principles.

“Goodmans” means Goodmans LLP.

“Governance Agreement” means the proposed governance agreement to be entered into on or prior to Closing among the Company, XM Canada, Sirius and each Significant Shareholder, respectively, substantially in the form attached as Schedule 4.1(f) to the Purchase Agreement, as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms.

“GMCL” means General Motors of Canada Limited.

“IFRS” means International Financial Reporting Standards.

“Indenture” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Description of Refinancing”.

“Meeting” means the annual and special meeting of Shareholders to be held on February 17, 2011, and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Share Issuance Resolutions, the New Board Resolutions, the Articles of Amendment Resolutions and the other matters set out in the Notice of Meeting.

“MI 61-101” means Multilateral Instrument 61-101  - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“National Bank Financial” means National Bank Financial Inc.

“New Board” has the meaning ascribed to it under the heading “Special Business of the Meeting  - Election of New Board”.

“New Board Resolutions” means the ordinary resolutions of disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates) approving, among other things, the appointment of the New Board, in the form attached as Appendix “C” to this Circular.

“New Notes” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Description of Refinancing”.

“NHL” means the National Hockey League.

“non-diluted basis” means the number of issued and outstanding Class A Shares (assuming conversion of Class B Shares to Class A Shares on a three-for-one basis) held by a person or group of persons divided by the issued and outstanding Class A Shares (assuming conversion of Class B Shares to Class A Shares on a three-for-one basis) as of the relevant time.

“Non-Registered Shareholder” means a non-registered holder of Shares.

“Notice of Meeting” means the notice of the Meeting that accompanies this Circular.

“NEO” means any of the following persons, the President and CEO of the Company, the CFO of the Company or the three most highly compensated individuals, other than the CEO and CFO, who serve as executive officers of the Company.

“OBCA” means the Business Corporations Act (Ontario).

“Order in Council” means the approval to be obtained by CBC from the Governor in Council to proceed with the Combination Transaction including the approval to acquire, hold and dispose of Shares.

“partially diluted basis” means the number of issued and outstanding Class A Shares (assuming conversion of Class B Shares to Class A Shares on a three-for-one basis) to be issued to the Vendors at Closing divided by the sum of the estimated number of issued and outstanding Class A Shares (assuming conversion of Class B Shares to Class A Shares on a three-for-one basis) as of the date of Closing plus the number of in-the-money options of the Company to purchase Class A Shares, whether vested or unvested, as of the date of the Purchase Agreement.

“Participants” has the meaning ascribed to it under the heading “Securities Authorized for Issuance under Equity Compensation Plans  - Summary of Restricted Stock Unit Plan (RSU Plan)”.

“Person” means an individual, partnership, limited partnership, corporation, unlimited liability company, trust, unincorporated organization, association, government, or any department or agency thereof and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual, or any other entity recognized by law.

“Private Placement” has the meaning ascribed to it under the heading “Information about the Combination Transaction  - Description of Refinancing”.

“Promissory Notes” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Purchase Agreement  - Purchase and Sale”.

“Purchase Agreement” means the securities purchase agreement made as of November 24, 2010 among the Company, Sirius, CBC, Sirius XM and Slaight, as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms.

“Purchased Securities” means all of the issued and outstanding shares in the capital of Sirius held by each Vendor immediately prior to Closing.

“Record Date” has the meaning ascribed to it under the heading “General Proxy Matters  - Record Date”.

“Refinancing” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Description of Refinancing”.

“Registered Shareholders” means a registered holder of Shares.

“Registration Rights Agreement” means the registration rights agreement dated as of November 17, 2005, among the Company, GMCL, CSRI and XM.

“Release Date” has the meaning ascribed to it under the heading “Securities Authorized for Issuance under Equity Compensation Plans  - Summary of Restricted Stock Unit Plan (RSU Plan)”.

“Required Cash Balance” has the meaning ascribed thereto in the Purchase Agreement.

“Residency Requirements” has the meaning ascribed to it under the heading “Information About the Combination Transaction  - Governance Agreement  - Canadian Ownership Compliance”.

“Restricted Class” means (i) any persons who are not Canadians, or (ii) any class or description of persons and their associates whose significant or controlling interest in the shares of the Company or in a certain class of shares of the Company is likely to preclude the Company, or any corporation in which the Company has a direct or indirect interest through the holding of shares in that or other corporations, from being qualified to hold, obtain, maintain, renew or amend any licence pursuant to any broadcasting legislation or other licence required in order to carry on any broadcasting business or would cause the Company or any corporation in which the Company has an interest to be in breach of any broadcasting legislation or the terms of any such licence.

“Restrictions” has the meaning ascribed to it under the heading “Information About the Combination Transaction  - Governance Agreement  - Canadian Ownership Compliance”.

“Retention Bonus” has the meaning ascribed to it under the heading “Information about the Company  - Interest of Certain Persons or Companies in Matters to be Acted Upon”.

“RSU” has the meaning ascribed to it under the heading “Securities Authorized for Issuance under the Equity Compensation Plans  - Summary of Restricted Stock Unit Plan (RSU Plan)”.

“RSU Plan” has the meaning ascribed to it under the heading “Securities Authorized for Issuance under the Equity Compensation Plans  - Summary of Restricted Stock Unit Plan (RSU Plan)”.

“Securities Act” means the Securities Act, R.S.O. 1990, c. S-5.

“Securities Laws” means, collectively, the Securities Act and all other applicable provincial securities laws, rules and regulations thereunder in Canada.

“Shares” means, collectively, the Class A Shares, Class B Shares and Class C Shares.

“Shareholders” means the holders of Shares.

“Shareholder Approval” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Purchase Agreement  - Conditions”.

“Shareholder Party” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Governance Agreement”.

“Share Issuance Resolutions” means the ordinary resolutions of disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates) approving, among other things, the issuance of the Consideration Shares, in the form attached as Appendix “B” to this Circular.

“Significant Shareholder” means any shareholder of the Company that has an equity interest that is equal to or greater than 10% (on a non-diluted basis).

“Sirius” means Sirius Canada Inc.

“Sirius Material Adverse Change” has the meaning ascribed thereto in the Purchase Agreement.

“Sirius XM” means Sirius XM Radio Inc.

“Slaight” means Slaight Communications Inc.

“Stikemans” means Stikeman Elliott LLP.

“Stock Option Plan” has the meaning ascribed to it under the heading “Securities Authorized for Issuance under Equity Compensation Plans  - Summary of 2010 Stock Option Plan”.

“Termination Date” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Anticipated Timing”.

“Total Consideration” has the meaning ascribed to it under the heading “Information Regarding the Combination Transaction  - Description of Refinancing”.

“Transfer Agent” means CIBC Mellon Trust Company.

“TSX” means the Toronto Stock Exchange.

“U.S.” means the United States of America.

“Vendors” means, collectively, Sirius XM, CBC and Slaight.

“Voting Shares” means, collectively, the Class A Shares and Class B Shares.

“Voting Agreement” means the voting support agreement made as of November 24, 2010 among Sirius, CBC, Sirius XM, Slaight, XM Canada and CSRI as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms.

“XM” means XM Satellite Radio Inc.

“XM Canada” means Canadian Satellite Radio Inc., a wholly- owned subsidiary of the Company.

“XM Credit Facility” means the credit facility pursuant to the XM credit agreement dated November 17, 2005 among the Company and XM Satellite Radio Holdings Inc.

“XM Licence Agreement” means the XM system licence agreement dated November 17, 2005 among the Company, XM Canada and XM.

APPENDIX “B”

SHARE ISSUANCE RESOLUTIONS

In order to be effective, the following ordinary resolutions require approval by a majority of the votes cast by disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates) present in person or by proxy at the Meeting. CSRI has entered into the Voting Agreement, pursuant to which it has agreed to vote its Shares, representing an approximate 77.0% voting interest in the Company (on a non-diluted basis), in favour of the Share Issuance Resolutions, thereby assuring Shareholder approval (subject to unforeseen circumstances). See “Required Approvals  - Shareholder Approval” in this Circular.

“BE IT RESOLVED AS ORDINARY RESOLUTIONS OF THE SHAREHOLDERS THAT:

1.
Canadian Satellite Radio Holdings Inc. (the “Company”) is authorized to issue from treasury, to the Vendors, in the aggregate, up to a maximum of 26,000,000 Class A Shares and 160,000,000 Class B Shares, equal to, in aggregate, approximately 154.0% of Company’s current outstanding equity and 176.0% of the Company’s current outstanding votes, provided that in aggregate the Vendors will only receive a total number of Class A Shares and Class B Shares that is economically equivalent to 71,284,578 Class A Shares (representing a 58.0% equity interest in the Company, on a partially diluted basis, immediately following Closing). The allocation and number of such Shares will be determined prior to Closing in accordance with the securities purchase agreement entered into by the Company and dated November 24, 2010 (the “Purchase Agreement”), as partial consideration for the acquisition of all of the issued and outstanding securities of Sirius, in accordance with the terms of the Purchase Agreement.

2.
The Combination Transaction, as more particularly described and set forth in the management information circular (as it may be amended, the “Circular”) dated January 12, 2011 of the Company accompanying the Notice of Meeting, is hereby authorized, approved and adopted.

3.
The Purchase Agreement and related transactions, all actions of the directors of the Company in approving the Purchase Agreement and Combination Transaction, and all actions of the directors and officers of the Company in executing, delivering and performing the Purchase Agreement, and any amendments, modifications or supplements thereto, are each hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed by the Shareholders, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the Shareholders, (a) amend, modify or supplement the Purchase Agreement to the extent permitted by the Purchase Agreement, and (b) subject to the terms of the Purchase Agreement, not proceed with the Combination Transaction and related transactions.

5.	Capitalized terms used in these resolutions but not otherwise defined herein have the meaning ascribed to such terms in the Circular.

6.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.”

It is the intention of the persons named in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the ordinary resolutions authorizing the issuance of the Consideration Shares.

B-1

APPENDIX “C”

NEW BOARD RESOLUTIONS

In order to be effective, the following ordinary resolutions require approval by a majority of the votes cast by disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates) present in person or by proxy at the Meeting. CSRI has entered into the Voting Agreement, pursuant to which it has agreed to vote its Shares, representing an approximate 77.0% voting interest in the Company (on a non-diluted basis), in favour of this New Board Resolutions, thereby assuring Shareholder approval (subject to unforeseen circumstances). See “Required Approvals  - Shareholder Approval” in this Circular.

“CONDITIONAL ON THE APPROVAL OF THE SHARE ISSUANCE RESOLUTIONS, BE IT RESOLVED AS ORDINARY RESOLUTIONS OF THE SHAREHOLDERS THAT EFFECTIVE UPON THE COMPLETION OF THE COMBINATION TRANSACTION:

1.
The number of directors of Canadian Satellite Radio Holdings Inc. (the “Company”) shall be fixed at nine directors and the directors shall be authorized to increase or decrease, from time to time, the number of directors within the limits prescribed by the articles of the Company.

2.	The following individuals shall be elected and appointed directors of the Company to hold office until the next annual meeting of the Company or until his or her successor is elected or appointed:

Dara Altman	John I. Bitove	Pierre Boivin
Philip Evershed	David J. Frear	Guy Johnson
Gary Slaight	Michel Tremblay

A ninth director, who shall be independent in accordance with applicable securities laws, shall be selected by Pierre Boivin and Guy Johnson, the two nominees who are independent, in accordance with the Purchase Agreement.

3.	Capitalized terms used in these resolutions but not otherwise defined herein have the meaning ascribed to such terms in the management information circular dated January 12, 2011.

It is the intention of the persons named in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the ordinary resolutions authorizing the election and appointment of the New Board to be effective upon completion of the Combination Transaction.

C-1

APPENDIX “D”

ARTICLES OF AMENDMENT RESOLUTIONS

In order to be effective, the following special resolutions require approval by two-thirds of the votes cast by disinterested Shareholders (i.e. excluding the votes of Sirius XM and its affiliates) present in person or by proxy at the Meeting. CSRI has entered into the Voting Agreement, pursuant to which it has agreed to vote its Shares, representing an approximate 77.0% voting interest in the Company (on a non-diluted basis), in favour of this Articles of Amendment Resolutions, thereby assuring Shareholder approval (subject to unforeseen circumstances). See “Required Approvals  - Shareholder Approval” in this Circular.

“CONDITIONAL ON THE APPROVAL OF THE SHARE ISSUANCE RESOLUTIONS, BE IT RESOLVED AS SPECIAL RESOLUTIONS OF THE SHAREHOLDERS THAT EFFECTIVE UPON THE COMPLETION OF THE COMBINATION TRANSACTION:

1.
The Articles of Amendment, as set out in Exhibit “A” and as more particularly described and set forth in the management information circular (as it may be amended, the “Circular”) dated January 12, 2011, of the Company accompanying the Notice of Meeting, is hereby authorized, approved and adopted.

2.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director appointed under Section 278 of the OBCA Articles of Amendment and such other documents as are necessary or desirable to give effect to the amendments contemplated by the Articles of Amendment in accordance with the Purchase Agreement, such determination to be conclusively evidenced by the execution and delivery of such Articles of Amendment and any such other documents.

3.	Capitalized terms used in these resolutions but not otherwise defined herein have the meaning ascribed to such terms in the Circular.

4.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

It is the intention of the persons named in the accompanying instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the special resolutions authorizing the approval of the Articles of Amendment, to be filed and effective upon completion of the Combination Transaction.

EXHIBIT “A”

FORM OF ARTICLES OF AMENDMENT

1.	To add the following paragraphs to the “Rights, privileges, restrictions and conditions attaching to each class of shares” contained in article 8 of the articles of the Corporation:

I.	Rights to Convert Class A Subordinate Voting Shares

Conversion Rights

(a)
A holder of Class A Subordinate Voting Shares shall be entitled at such holder’s option at any time and from time to time to have all or any of the Class A Subordinate Voting Shares registered in the name of the holder on the books of the Corporation converted into fully paid and non-assessable Class C Non-Voting Shares as the same shall be constituted at the time of conversion upon the basis of one (1) Class A Subordinate Voting Share for every one (1) Class C Non-Voting Share so converted.

(b)
The conversion right provided for herein may be exercised by a shareholder, or a shareholder’s attorney duly authorized in writing, by giving written notice to the Corporation of the exercise of such a right and of the number of Class A Subordinate Voting Shares in respect of which the right is being exercised. The conversion shall be deemed to take effect upon the date which said written notice is received by the Corporation at its registered office unless such date be a Saturday, Sunday or a holiday, in which event it shall take effect on the next business day. Upon due exercise of the conversion right, the Corporation shall issue a share certificate representing the number of fully-paid and non-assessable Class C Non-Voting Shares determined on the basis set out above.

J.	Rights to Convert Class C Non-Voting Shares

For the purposes of this Section J:

“Act” means the Business Corporations Act (Ontario), and any amendments thereto.

“Associate” means persons, firms, associations, corporations, partnerships and other entities acting in concert with the person with respect to whom the term “Associate” is relevant and includes an associate as defined in the Act.

“Broadcasting Business” means, at any time, any business of providing, or any business which includes the provision of, communications services by means of signals transmitted through any free space or guided transmission medium or any combination thereof over the air, or by coaxial cable, ordinary wire or fibre optic cable or any combination thereof in which the Corporation, or any corporation in which the Corporation has a direct or indirect interest through the holding of shares in that or other corporations, is then engaged or is then actively considering a proposal to engage and includes, without limiting the generality of the foregoing, any satellite or subscription radio broadcasting business.

“Broadcasting Legislation” means any law, statute, act, regulation, ordinance, order-in-council or other rule promulgated by any federal, provincial or other authority having or purporting to have jurisdiction including, without limitation, any parliament, legislature, privy council, cabinet, cabinet minister or government department, independent regulatory agency, government commission, government board or government council relating to any Broadcasting Business or which imposes a requirement to obtain a Licence in order to enable the Corporation, or any corporation in which the Corporation has a direct or indirect interest through the holding of shares in that or other corporations, to carry on any Broadcasting Business and includes, without limiting the generality of the foregoing, the Broadcasting Act (Canada), the Radiocommunication Act (Canada), the Direction and the Canadian Radio-television and Telecommunications Commission Act (Canada), as amended or replaced from time to time.

“Canadian” has the meaning set forth in the Direction.

“Controlled” means controlled in any manner that results in control in fact whether directly or through the ownership of shares or indirectly through a trust, a contract, the ownership of shares of any other body corporate or otherwise.

“CRTC” means the Canadian Radio-television and Telecommunications Commission.

“Direction” means the Direction to the CRTC (Ineligibility of Non-Canadians) issued by the Governor General in Council pursuant to the Broadcasting Act, as amended or replaced from time to time.

“Licence” means a licence, permit, franchise or other authority issued or granted by a governmental authority required to operate or carry on a business or to operate any equipment device required to carry on a business, including without limitation a broadcasting licence issued by the CRTC under the Broadcasting Act.

“Non-Voting Share” means a share of the Corporation which does not carry voting rights in all circumstances, and includes, without limitation, a Class C Non-Voting Share of the Corporation.

“person” includes an individual, firm, corporation, association, trust and any other entity.

“Restricted Class” means persons who are not Canadians, or any class or description of persons and their Associates whose significant or controlling interest in the shares of the Corporation or in a certain class of shares of the Corporation is likely to preclude the Corporation, or any corporation in which the Corporation has a direct or indirect interest through the holding of shares in that or other corporations, from being qualified to hold, obtain, maintain, renew or amend any Licence pursuant to any Broadcasting Legislation or other Licence required in order to carry on any Broadcasting Business or would cause the Corporation or any corporation in which the Corporation has an interest to be in breach of any Broadcasting Legislation or the terms of any such Licence.

“Shares” means Voting Shares and Non-Voting Shares, and any other shares of the Corporation.

“Voting Shares” means a share of the Corporation carrying voting rights in all circumstances or by reason of the occurrence of an event that has occurred and that is continuing (and includes, without limitation, a Class B Voting Share and a Class A Subordinate Voting Share), as well as a security currently convertible into such a share and currently exercisable options and rights to acquire such a share or such a convertible security.

Conversion Rights

(a)
A holder of Class C Non-Voting Shares shall be entitled at such holder’s option at any time and from time to time to have all or any of the Class C Non-Voting Shares registered in the name of the holder on the books of the Corporation converted into fully paid and non-assessable Class A Subordinate Voting Shares as the same shall be constituted at the time of conversion upon the basis of one (1) Class C Non-Voting Share for every one (1) Class A Subordinate Voting Share so converted.

(b)
Subject to paragraph (c) of this section, the conversion right provided for herein may be exercised by notice in writing given to the Corporation at its registered office accompanied by the certificate or certificates representing the Class C Non-Voting Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Class C Non-Voting Shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of such shares which the holder desires to have converted. The conversion shall be deemed to take effect upon the date which the said certificate or certificates shall be surrendered to the Corporation at its registered office accompanied by the said notice in writing unless such date be a Saturday, Sunday or a holiday, in which event it shall take effect on the next business day. Upon due exercise of the conversion right and subject to paragraph (c) of this section, the Corporation shall register such conversion and indicate that such shareholder is the registered owner of the Class A Subordinate Voting Shares on the books of the Corporation. If the conversion right is exercised in respect of less than all of the Class C Non-Voting Shares represented by any share certificate, the Corporation shall also issue a new share certificate representing the number of Class C Non-Voting Shares in respect of which the conversion right is not being exercised.

(c)
Notwithstanding this section, the power of the Corporation to issue, and the right of any holder of Class C Non-Voting Shares to receive, any Class A Subordinate Voting Shares in connection with this conversion right is limited by the restrictions set out in article 9 of the articles of the Corporation. For greater certainty, so long as the Direction shall prohibit the CRTC from issuing a Licence under the Broadcasting Act (Canada) to the Corporation (or to any corporation in which the corporation has a direct or indirect interest through the holding of shares in that or other corporations) or renewing or amending any such Licence held by the Corporation (or by any corporation in which the Corporation has a direct or indirect interest through the holding of shares in that or other corporations), if the number of votes attached to Voting Shares or the number of Voting Shares held by members of the Restricted Class exceeds 33.33% (or some different specified percentage thereof as may be specified, from time to time, under the Direction) of the aggregate voting rights attached to all Voting Shares or of the total number of issued and outstanding Voting Shares, no Voting Share shall be transferred to a member of the Restricted Class if, immediately following its transfer, Voting Shares to which are attached more than 33.33% (or such different specified percentage thereof as may be specified, from time to time, under the Direction) of the voting rights attached to all the issued and outstanding Voting Shares or Voting Shares which represent more than 33.33% (or such different specified percentage thereof as may be specified, from time to time, under the Direction) of the total number of issued and outstanding Voting Shares would be held in the aggregate by or for persons who are members of such Restricted Class at any time. For further certainty, the power of the Corporation to issue, and the right of any holder of Class C Non-Voting Shares to receive, any Class A Subordinate Voting Shares in connection with this conversion right is restricted if such conversion requires the prior approval of the CRTC or any other governmental body or authority having or purporting to have jurisdiction unless and until such approval has been received.

2.	To add the following paragraphs to the “Other Provisions” contained in article 10 of the articles of the Corporation:

B.	The consent of two-thirds of the members of the Board of Directors of the Corporation voting at a meeting will be required for the Corporation to:

(a)	amend or modify the charter or by-laws of the Corporation;

(b)	enter into any transaction or series of transactions to recapitalize or reclassify the structure of the Corporation;

(c)	increase the number or remove any Board members;

(d)	enter into any related-party transactions;

(e)	issue any equity, or enter into financings (whether equity, debt, convertible or any combination of the foregoing) in excess of $50 million; and

(f)	enter into any agreement relating to mergers, acquisitions, joint- ventures, sales or other dispositions of assets that are material to the Corporation

C.
In the case of any related-party transactions or where a conflict of interest may reasonably exist, the director(s) nominated by the related or conflicted party (or parties) will not be entitled to participate in board- level discussions or vote on the matter (and accordingly, such directors’ vote(s) will be excluded in calculating the approval threshold).

APPENDIX “E”

FAIRNESS OPINION OF CANACCORD GENUITY

CANACCORD Genuity

CANACCORD GENUITY CORP.

P.O. Box 516
161 Bay Street, Suite 3000
Toronto, ON
Canada M5J 2S1

T: 416.869.7368
F: 416.869.7356
TF: 800.382.9280

www.canaccordgenuity.com

November 24, 2010

Dear Sirs and Mesdames:

Canaccord Genuity Corp. ("**Canaccord Genuity**" or "**we**") understands that Canadian Satellite Radio Holdings Inc. ("**CSR**" or the "**Company**") proposes to enter into a securities purchase agreement (the "**Securities Purchase Agreement**") to be dated November 24, 2010 with Sirius Canada Inc. ("**Sirius**"), Canadian Broadcasting Corporation ("**CBC**"), Sirius XM Radio Inc. ("**Sirius XM**") and Slaight Communications Inc. ("**Slaight**" and together with CBC and Sirius XM, the "**Vendors**") whereby CSR will acquire all of the outstanding securities of Sirius from the Vendors (the "**Transaction**") in exchange for a combination of Class A Subordinate Voting Shares and Class B Shares in the capital of CSR that is equivalent to 71,284,578 Class A Subordinate Voting Shares in the capital of CSR (collectively, the "**Consideration Shares**"). We note that the Securities Purchase Agreement also contemplates the potential issuance by CSR of promissory notes in an aggregate amount to be determined based on the closing cash balance of CSR (the "**Promissory Notes**" and together with the Consideration Shares, the "**Consideration**").

You have requested our opinion (the "**Opinion**") as to whether the Consideration payable by CSR to the Vendors is fair from a financial point of view to CSR and its shareholders. Canaccord Genuity has not prepared a valuation of CSR or Sirius or any of their respective securities or assets and the Opinion should not be construed as such.

Engagement

Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity dated October 13, 2010 (the "**Engagement Letter**"). The Engagement Letter provides the terms upon which Canaccord Genuity has agreed to act as the Board of Directors and Committee's financial advisor in connection with the Transaction, including the provision of the Opinion. The terms of the Engagement Letter provided that Canaccord Genuity is to be paid a fee for its services as a financial advisor, including fees on delivery of the Opinion which is not dependent on completion of the Transaction. In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the information circular of the Company to be mailed to shareholders

Vancouver
San Francisco
Calgary
Houston
Toronto
Montreal
New York
Boston
Edinburgh
London

Offices in Canada are offices of Canaccord Genuity Corp. a member of the Canadian Investor Protection Fund, Investment Industry Regulatory Organization of Canada (IIROC), and the Toronto Stock Exchange (TSX).
Offices in the United States are offices of Canaccord Genuity Inc. Offices in the United Kingdom are offices of Canaccord Genuity Limited.

of CSR in connection with the Transaction and to the filing thereof, as necessary, by the Company with the securities commissions of similar securities regulatory authorities in Canada.

Relationship with Interested Parties

Canaccord Genuity is not an insider, associate, or affiliate of CSR or Sirius and is not an advisor to any person or company other than to CSR with respect to the Transaction. Other than being retained by CSR as co-financial advisor in connection with a proposed recapitalization of senior secured notes of CSR on November 4, 2010 to which Canaccord Genuity is entitled to a success fee, Canaccord Genuity has not entered into any other agreements or arrangements with CSR or Sirius or any of their affiliates with respect to any future dealings. In addition, Canaccord Genuity and its affiliates are engaged in investment banking and financial advisory services, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of its business, Canaccord Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in securities of the Company or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Canaccord Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Transaction In addition, Mr. Philip Evershed, a Managing Director and Head of Investment Banking of Canaccord Genuity is a member of the Board of Directors of CSR.

Credentials of Canaccord Genuity Corp.

Canaccord Genuity is an investment banking firm, with operations in all facets of corporate finance, mergers and acquisitions, equity sales and trading and equity research. The Opinion expressed herein represents the opinion of Canaccord Genuity and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In arriving at its opinion, Canaccord Genuity has reviewed, analyzed, considered and relied upon (without attempting to verify independently the completeness or accuracy thereof), among other things:

1. the most recent draft of the Securities Purchase Agreement dated November 24, 2010, including the form of the Transaction Steps Agreement as defined in the Securities Purchase Agreement, all schedules and appendices, and the Buyer Disclosure Letter and the Sirius Disclosure Letter as such terms are defined in the Securities Purchase Agreement;

2

2. the most recent draft of the voting support agreement among Sirius, CBC, Slaight, Sirius XM, XM Radio Satellite Radio Inc. and CSRI Inc;

3. the most recent draft of the form of governance agreement that CSR, Canadian Satellite Radio Inc., and Sirius will enter into with certain shareholders, respectively, upon completion of the Transaction;

4. executed copies from of a majority of holders of outstanding unsecured senior notes of CSR to tender their notes in the exchange offer subject to certain conditions;

5. the mutual confidentiality agreement dated October 1, 2010 between CSR and Sirius;

8. annual reports of CSR for each of the years ended August 31, 2009 and 2008;

10. internal management projections provided by CSR management for the years ending August 31, 2010 through August 31, 2015 (the " **CSR FOFI**");

11. other information, agreements and material contracts relating to CSR as provided by CSR;

13. the unaudited quarterly financial statements of Sirius for the quarters ended November 30, 2008, February 28, 2009, May 31, 2009, August 31, 2009, November 30, 2009, February 28, 2010, May 31, 2010 and August 31, 2010;

14. internal management projections provided by Sirius management as at and for the years ending August 31, 2011 and August 31, 2012 (the "**Sirius FOFI**" and together with the CSR FOFI collectively referred to herein as "**FOFI**"));

15. other information, agreements and material agreements relating to Sirius as provided by Sirius;

16. discussions with senior management of CSR and Sirius and corresponding legal counsel and financial advisors, as appropriate;

17. public information relating to the business, operations, financial performance and condition, equity trading history and debt trading history of CSR, Sirius and/or selected public companies considered by Canaccord Genuity to be relevant; and

3

18. such other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Canaccord Genuity has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of CSR and Sirius and the reports of the auditors thereon.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company to any information requested by Canaccord Genuity.

Assumptions and Limitations

With the Board's and the Committee's approval, Canaccord Genuity has assumed and relied upon, without independent verification, the completeness, accuracy and fair presentation of all of the information (financial or otherwise) data, documents, opinions, appraisals, valuations or other information and materials of whatsoever nature or kind reviewed by Canaccord Genuity and all information respecting the Transaction, the Company and its subsidiaries and Sirius and its subsidiaries (collectively, the "**Information**") obtained by Canaccord Genuity from public sources and from senior management of the Company and Sirius, respectively, and their respective consultants and advisers. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. With respect to the FOFI used in the analysis supporting the Opinion, Canaccord Genuity has noted that projecting future results of any company is inherently subject to uncertainty and have assumed that such FOFI have been reasonably been prepared on bases reflecting the best currently available estimates and judgments of management of the Company and Sirius, respectively, as to the matters covered thereby and in rendering the Opinion. Canaccord Genuity expresses no view as the reasonableness of such FOFI or the assumptions on which it is based.

Senior officers of the Company have represented to Canaccord Genuity in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company to Canaccord Genuity relating to the Company or the Transaction (other than Information provided by or relating to, directly or indirectly, Sirius) for the purpose of preparing this Opinion was, at the date the Information was provided to Canaccord Genuity, and is, except as has been disclosed in writing to Canaccord Genuity, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Securities Act (Ontario) (the "Act")) in respect of the Company or the Transaction or omit to state a material fact, necessary to make the Information not misleading in light of the circumstances under which the Information was provided; (ii) since the dates on which the Information was provided to Canaccord Genuity, except as has been disclosed in writing to Canaccord Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and (iii) the Information relating to or provided by, directly or indirectly,

4

Sirius, nothing has come to the attention of such officers that would lead them to believe that Canaccord Genuity cannot rely upon such information.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition, financial and otherwise, of the Company, as it was reflected in the Information and as they have been represented to Canaccord Genuity in discussions with management of the Company. In its analyses and in preparing the Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity or any party involved in the Transaction.

The Opinion is provided to the Board and Committee for its use only and may not be relied upon by any other person. The Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to Canaccord Genuity's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion, including, without limitation, the terms and conditions of the Transaction, or if Canaccord Genuity learns that the Information relied upon in rendering the Fairness Opinion was inaccurate, incomplete or misleading in any material respect, Canaccord Genuity reserves the right to change, modify or withdraw the Opinion.

Canaccord Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Conclusion

Based upon and subject to the foregoing, and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Consideration to be paid by CSR to the Vendors pursuant to the terms of the Transaction is fair from a financial point of view to CSR and its shareholders.

Yours very truly,

Canaccord Genuity

5

APPENDIX “F”
INFORMATION CONCERNING SIRIUS
CORPORATE STRUCTURE

Name, Address and Incorporation

Sirius was incorporated under the Canada Business Corporations Act on July 6, 2004 as “4229444 Canada Inc.”. By articles of amendment filed on August 17, 2004, Sirius’ name was changed to “Sirius Canada Inc.” and its capital structure was reorganized to create the Sirius Class A Shares, Sirius Class B Shares and the Sirius Class C Shares.

Sirius’ head office is located at 135 Liberty Street, 4th Floor, Toronto, Ontario M6K 1A7. Sirius’ registered office is located at Suite 5300, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario, M5K 1E6.

Sirius has no subsidiaries or other affiliates.

DESCRIPTION OF THE BUSINESS

Business of Sirius

Sirius, pursuant to its licence agreement with Sirius XM (see below  - “Material Contracts”), is the exclusive licensee of Sirius XM’s Sirius branded satellite digital audio radio services (the “Sirius SDARS”) that was previously owned and operated by Sirius Satellite Radio Inc., a predecessor of Sirius XM. As the exclusive licensed provider of Sirius SDARS in Canada, Sirius’ service leverages Sirius XM’s existing satellite network and technology, its brand and distribution relationships and significant operational know-how. Sirius supplements Sirius XM’s satellite coverage with a terrestrial repeater network of 12 repeaters, which are maintained by CBC. Sirius’ repeater deployment is focused on the largest Canadian cities to improve coverage and reduce interruptions by buildings or other obstacles.

Products and Services

Sirius currently offers 120 full-time channels that transmit commercial-free music, as well as news, talk, sports and children’s programming. A total of 12 of the 120 full-time channels are Canadian, including six channels provided by CBC.

Subscribers access Sirius’ service through specialized satellite radios available in two categories. The first category is aftermarket “plug-n-play” units, which can be used in the home, in the car or on the go. The second category is “integrated” units which are built-in units supported by a variety of radio manufacturers.

Manufacturing and Distribution

Sirius has entered into arrangements with third party manufacturers to manufacture radio receivers and related accessories that are configured to receive the Sirius service.

Distribution of Sirius’ receivers occurs primarily through automobile manufacturers (“OEMs”), consumer electronics retailers, and direct-to-consumer. Sirius has multi-year distribution arrangements with several automobile OEMs, including, among others, Ford, Chrysler, BMW, Mazda, Mercedes-Benz, Subaru, Toyota, Volkswagen, Audi, Kia, and Mitsubishi. Sirius radios are also available in Canada at national and regional consumer electronics retailers including among others, Best Buy, Future Shop, Visions, The Source, Costco, Wal-Mart, Canadian Tire and Home Hardware.

Marketing

Sirius’ promotion of its satellite radio service in Canada has been and will continue to be supported by both traditional and non-traditional advertising programs including radio, print, online, social media, search and direct marketing. Some of these programs may be co-branded (and potentially co-funded) with Sirius’ distribution, programming and hardware manufacturing partners. Sirius’ programs focus on educating consumers about Sirius’ audio entertainment service through hands-on experiences at locations such as retail outlets, automotive dealerships, various sports and entertainment venues, as well as through real-time streaming via Internet and mobile trials. Sirius has and may continue to offer promotional programs geared to the consumer when the timing and opportunity is appropriate. These opportunities may include discounts on hardware pricing or multi-year subscription fees, or bundling Sirius with other related products and services. Sirius also distributes sample programming and marketing materials at retail outlets, automotive dealerships, car rental outlets, sports and entertainment venues and via online channels to generate consumer interest.

Competition

Sirius faces intense competition for listeners. In addition to pre-recorded music purchased for playing in cars, homes and using portable players, Sirius competes most directly with the following providers of radio or other audio services:

•	XM Canada, Sirius’ direct competitor in satellite radio service and the only other CRTC licensee for satellite radio service in Canada;

•	traditional AM/FM Radio;

•	Internet radio broadcasts;

•	downloading MP3 devices, such as the Apple iPod®;

•	smartphones and mobile phones; and

•	direct broadcast satellite and cable audio, such as those offered by traditional cable television providers.

Regulatory Matters

Sirius is one of only two applicants who have received approval from the CRTC for a Canadian broadcasting licence to provide subscription-based satellite radio service in Canada that are currently operating. The other satellite radio provider in operation is XM Canada. The satellite radio services offered by Sirius are, inter alia, subject to the following conditions:

•	Sirius is required to distribute a national service consisting of a minimum of ten original Canadian produced channels, four of which must be French language original Canadian produced channels.

•
Sirius must distribute one Canadian produced channel for every nine non-Canadian produced channels to be provided by Sirius, and at no time shall a subscriber be able to receive a package of channels that contains less than 10% of Canadian produced channels.

•	A minimum of 85% of the total music selections broadcast in any given week on the Canadian-produced channels are required to be Canadian music selections.

•	A minimum of 85% of the total spoken word programming broadcast on all Canadian-produced channels in any given week is required to be Canadian spoken word programming.

•	On each of the French-language Canadian produced music channels, a minimum of 65% of its vocal musical selections must be French language musical selections.

•
Between 6:00 am and midnight each week, each Canadian produced music channel is required to contain a minimum of 25% of Canadian musical selections by artists who have not had a musical selection that has reached a position on one or more of the charts identified by the CRTC from time to time and 25% of new Canadian selections that were released within the preceding six months.

•
Sirius is required to contribute a minimum of 5% of its gross revenues in each broadcast year to eligible third parties directly associated with the development of Canadian musical and other artistic talent, or to other initiatives approved by the CRTC for the purpose of Canadian talent development, half of this amount is to be allocated to Canadian French language talent and half to Canadian English language initiatives.

•	Sirius is not permitted to broadcast any original local programming on a Canadian produced channel.

•	No more than six minutes of national commercial messages are permitted to be broadcast on the Canadian content channels during any hour and no local advertising is permitted.

•
Sirius is required to comply with applicable requirements of the Radio Regulations, 1986 promulgated under the Broadcasting Act (Canada), the Canadian Association of Broadcasters, Sex-Role Portrayal Code for Television and Radio Programming and its Broadcast Code for Advertising to Children.

•	Sirius is required to submit statements of account, certain reports and self-assessments to the CRTC as required by the CRTC.

The term of Sirius’ existing broadcasting licence expires on August 31, 2011 unless otherwise extended or renewed. Sirius has applied for a one-year administrative extension to its current licence on the same terms and conditions as are currently in force.

Under the Direction non-Canadians are only permitted to own and control, directly or indirectly, up to 20% of the Voting Shares and 20% of the votes of an operating licensee such as Sirius. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of the operating company must be Canadian. There are no restrictions on the number of non-Voting Shares that may be held by non-Canadians. The CRTC, however, retains the discretion under the Direction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

Intellectual Property

Sirius XM has registered the trademark “Sirius”, “Sirius Canada” and “Sirius Satellite Radio” as well as the “Sirius” dog logo and certain Sirius slogans with the Trademarks Branch of the Canadian Intellectual Property Office. Sirius has a licence from Sirius XM to use these trademarks in Canada in connection with the provision of its satellite radio service.

Sirius is also a licensee of certain trademarks owned by CBC to be used by Sirius in conjunction with the Canadian channels produced by CBC and broadcast on Sirius’ satellite radio service.

Employees

As of January 12, 2011, Sirius had 87 full-time employees, which included six senior executives and 81 employees working in finance, human resources, sales & marketing, programming, infrastructure and information- technology. None of Sirius’ employees are represented by a labour union.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(All dollar amounts expressed in ‘000’s except ARPU, SAC/GA, and CPGA)

Overview

The following discusses the financial condition and results of operations and changes thereto of the historical information relating to Sirius for the nine months ended on September 30, 2010 and the twelve months ended on December 31, 2009. This management discussion and analysis should be read in conjunction with Sirius’ unaudited balance sheet as at September 30, 2010 and audited balance sheets as at December 31, 2009 and December 31, 2008, along with the unaudited statements of operations, comprehensive income (loss), shareholders’ deficiency and cash flows for the nine months ended September 30, 2010 and the audited statements of operations, comprehensive income (loss), shareholders’ deficiency and cash flows for each of the years in the three-year period ended December 31, 2009. The financial statements of Sirius are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in Canadian dollars, unless otherwise noted.

For a description of Sirius’ business and the risk factors relating to Sirius and its business see “Description of the Business” above and “Risk Factors” below.

Operating and Financial Definitions

The following is a description of the key financial and operating metrics that Sirius uses to measure the success of its operations.

(a)
Average Monthly Revenue Per Subscriber (ARPU):  means average monthly revenue per subscriber, a non-GAAP measure which is calculated, in respect of any period, by dividing (i) the total of earned broadcast revenue (including subscription, activation and other revenue, net of promotions and credits) and Music Royalty Fees for such period, by (ii) the weighted average number of Sirius revenue generating subscribers (which includes self paying subscribers and other paying subscribers) for the period. ARPU is a measure of operational performance and not a measure of financial performance under GAAP. We believe ARPU is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Comprehensive Income (Loss).

(b)
Music Royalty Fee:  means the aggregate of royalties in respect of multi-channel subscription satellite radio services collected by Sirius and paid to the Society of Composers, Authors and Music Publishers of Canada (SOCAN), Re: Sound Music Licensing Company (formerly the Neighbouring Rights Collective of Canada (NRCC) and CMRRA/SODRAC Inc. (CSI).

(c)
Cost Per Gross Addition (CPGA):  means cost per gross addition, a non-GAAP measure which is calculated, in respect of any period, by dividing (i) the aggregate of all subscriber acquisition costs (including subsidies, distribution costs, commissions, promotions to consumers or retailers, aftermarket discounts, and all marketing expenses, exclusive of original equipment manufacturer (“OEM”) discounts, revenue on direct-to-consumer sales and customer relationship management costs for the relevant period by (ii) the number of Sirius subscriber gross additions (including prepaid and self-pay additions, excluding mobile partnership additions) for the relevant period. CPGA is a measure of operational performance and not a measure of financial performance under GAAP. We believe CPGA is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our Consolidated Statement of Operations and Comprehensive Income (Loss), should be used in addition to, but not as a substitute for, the analysis provided in our financial statements.

(d)
Subscriber Acquisition Costs (SAC/GA):  means subscriber acquisitions cost, a non-GAAP measure which is calculated, in respect of any period, by dividing (i) the aggregate of all subscriber acquisition costs (including subsidies, distribution costs, commissions, promotions to consumers or retailers, and aftermarket discounts, exclusive of OEM discounts, and margins on direct-to-consumer sales) for the relevant period by (ii) the number of Sirius subscriber gross additions (including prepaid and self-pay additions, excluding mobile partnership additions) for the relevant period. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Management believes SAC is a useful measure of the operating performance of the business. This non-GAAP measure, which uses certain expense line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Statements of Operations and Comprehensive Income (Loss). In our financial statements, most of our subscriber acquisition costs are captured in sales and marketing.

(e)
Self-Paying Subscribers:  means subscribers who are receiving and have paid or agreed to pay for our satellite radio service (including OEM subscribers and retail subscribers) by credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as self-paying subscribers. Subscribers to our internet radio or mobile radio service as an addition to their existing satellite radio service are counted as a single subscriber.

(f)
Prepaid Subscribers:  means subscribers that have prepaid in advance of the activation of our service, including payments either made or due from OEM partners for prepaid subscriptions included in the sale or lease price of a vehicle.

(g)
Other Paying Subscribers:  means subscribers currently in an OEM trial period and vehicles factory-activated with our satellite radio service, whereby automakers have agreed to pay for all or a portion of the trial period service.

(h)
Deferred Revenue:  includes cash received on the purchase of service plans to our satellite radio service and activation fees, which are amortized over 42 months, and the purchase of prepaid gift cards. The majority of the deferred revenue balance is generated from the prepayment of service plans.

(i)	Broadcasting Revenue: includes subscription revenue (including Music Royalty Fees activation fees, service charges and other revenue from mobile partnership subscribers.

(j)	Equipment Revenue: includes sales of merchandise through direct fulfillment channels.

(k)
Cost of Service:  includes Sirius XM royalty fees, programming costs related to delivery of Canadian channels, Canadian content and talent development fees, copyright fees, customer care costs related to call centre operations, cost of merchandise sold through direct fulfillment, billing and collection charges, costs related to maintaining the repeater network, costs related to web based delivery of content and product warranty costs. Cost of service does not include any costs that are included in SAC.

(l)
Sales and Marketing:  includes advertising and brand marketing, customer relationship management costs, and SAC, including subsidization of products, commissions, product development costs, and revenue share costs associated with our OEM agreements.

(m)	Information Technology: includes expenses associated with the delivery and maintenance of the subscriber management system, financial systems and internal information technology support for Sirius.

(n)	General and Administrative: includes CRTC licence fees, facilities costs, insurance, professional fees and other corporate expenses.

(o)	Foreign Exchange Gains (Losses): includes losses or gains associated with cash balances and trade payables, which are denominated in US dollars.

(p)	Interest Income: includes interest earned from cash and short-term investments.

Selected Financial Information

The following selected financial information have been derived from the audited financial statements as at December 31, 2009 and for the years ended December 31, 2009, 2008 (and 2007). The selected financial information as at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 has been derived from the unaudited interim financial statements included elsewhere in this document.

This financial information should be read in conjunction with our audited annual and unaudited interim financial statements and related notes thereto.

Balance Sheet

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008
	(unaudited)
Assets
Current
Cash	49,278,899	24,677,367	36,356,435
Accounts receivable	7,228,780	12,829,792	10,185,585
Prepaid expenses	1,398,228	1,520,476	772,914
Inventory	279,885	598,488	653,422
Total current assets	58,185,792	39,626,123	47,968,356
Property and equipment, net	2,752,894	3,552,764	4,400,323
Intangible assets, net	4,003,169	3,037,628	3,777,533
Other assets	36,720	36,720	36,720
	64,978,575	46,253,235	56,182,932
Liabilities and Shareholders’ Deficiency
Current
Accounts payable	4,571,930	6,979,976	5,131,147
Accrued liabilities	22,366,069	22,453,432	35,293,243
Due to related parties	19,977,262	15,806,771	28,406,807
Future tax liability	1,093,647	914,140	681,181
Deferred revenue	84,319,295	75,748,514	70,874,989
Deferred leasehold inducement	42,890	42,890	42,890
Total current liabilities	132,371,093	121,945,723	140,430,257
Due to related parties
Future tax liability
Deferred revenue	13,604,272	16,408,547	17,706,929
Deferred leasehold inducement	207,304	239,472	282,362
Total liabilities	146,182,669	138,593,742	158,419,548
Shareholders’ deficiency
Share capital	36,000,100	36,000,100	36,000,100
Accumulated Deficit	(117,204,194)	(128,340,607)	(138,236,716)
Total shareholders’ deficiency	(81,204,094)	(92,340,507)	(102,236,616)
Total liabilities and shareholders’ deficiency	64,978,575	46,253,235	56,182,932

Statement of Operations and Deficit

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Revenue
Broadcasting revenue	111,541,548	97,790,013	133,467,044	111,491,399	62,707,163
Equipment revenue	740,208	502,125	813,252	962,356	647,524
	112,281,756	98,292,138	134,280,296	112,453,755	63,354,687
Expenses
Cost of service	33,932,455	22,257,229	33,668,817	36,487,698	23,569,633
Sales and marketing	52,429,164	49,514,855	75,357,232	78,689,418	73,665,611
Information technology	4,230,677	4,126,395	5,588,710	5,421,746	3,980,465
General and administrative	6,265,951	5,728,764	4,220,126	7,035,566	5,926,930
Foreign exchange loss (gain)	120,820	330,336	296,619	(266,254)	138,859
Amortization	1,944,209	1,760,997	2,353,222	2,349,363	1,820,212
	98,923,276	83,718,576	121,484,726	129,717,537	109,101,710
Net income (loss) before interest income	13,358,480	14,573,562	12,795,570	(17,263,782)	(45,747,023)
Interest income	111,522	165,516	177,498	633,083	619,728
Net income (loss) for the period	13,470,002	14,739,078	12,973,068	(16,630,699)	(45,127,295)
Other comprehensive income
Net income (loss) and comprehensive income (loss) for the period	13,470,002	14,739,078	12,973,068	(16,630,699)	(45,127,295)

Cash Flow Statement

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Operating Activities
Net income (loss) for the period	13,470,002	14,739,078	12,973,068	(16,630,699)	(45,127,295)
Add item not involving cash
Amortization	1,944,209	1,760,997	2,353,222	2,349,363	1,820,212
Net change in non-cash working capital balances	11,063,206	(32,640,287)	(25,787,697)	40,759,475	45,529,541
Cash provided by (used in) operating activities	26,477,417	(16,140,212)	(10,461,407)	26,478,139	2,222,458
Investing Activities
Purchase of property and equipment	(61,647)	(298,153)	(310,627)	(121,887)	(458,189)
Purchase of intangible assets	(1,814,238)	(771,410)	(907,034)	(626,301)	(1,407,008)
Cash provided by (used in) investing activities	(1,875,885)	(1,069,563)	(1,217,661)	(748,188)	(1,865,197)
Net increase (decrease) in cash during the period	24,601,532	(17,209,775)	(11,679,068)	25,729,951	357,261
Cash, beginning of period	24,677,367	36,356,435	36,356,435	10,626,484	10,269,223
Cash, end of period	49,278,899	19,146,660	24,677,367	36,356,435	10,626,484

Summary of Quarterly Results

(unaudited)

	Financial Year 2010			Financial Year 2009				Financial Year 2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
REVENUE
Broadcasting revenue	40,196,357	36,470,078	34,875,113	35,677,031	34,647,685	31,758,935	31,383,393	31,224,881
Equipment revenue	254,644	302,468	183,096	311,127	154,329	164,890	182,906	385,593
	40,451,001	36,772,546	35,058,209	35,988,158	34,802,014	31,923,825	31,566,299	31,610,474
EXPENSES
Cost of service	13,300,613	8,389,233	12,242,609	11,411,588	8,747,300	3,841,814	9,668,115	10,001,485
Sales and marketing	15,621,562	20,520,563	16,287,039	25,842,377	16,492,856	17,734,699	15,287,300	27,773,793
Information and technology	1,420,288	1,404,444	1,405,945	1,462,315	1,182,955	1,433,205	1,510,235	1,616,322
General and administrative	2,417,545	1,943,349	1,905,057	(1,508,638)	1,853,786	1,925,526	1,949,452	2,169,734
Foreign exchange loss (gain)	(7,739)	(24,677)	153,236	(33,717)	311,748	(31,222)	49,810	(185,478)
Amortization	735,411	611,842	596,956	592,225	620,534	575,771	564,692	745,578
	33,487,680	32,844,754	32,590,842	37,766,150	29,209,179	25,479,793	29,029,604	42,121,434
Income (loss) before interest income	6,963,321	3,927,792	2,467,367	(1,777,992)	5,592,835	6,444,032	2,536,695	(10,510,960)
Interest income	74,591	20,711	16,220	11,982	14,281	31,789	119,446	162,124
Net income (loss) and comprehensive income (loss) for the period	7,037,912	3,948,503	2,483,587	(1,766,010)	5,607,116	6,475,821	2,656,141	(10,348,836)

Results of Operations  - Nine Months Ended September 30, 2010 compared to September 30, 2009

The following tables summarize the key financial and operating metrics that Sirius uses to measure the success of operations. See “Operating and Financial Definitions” above for an overview of the metrics noted below.

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Operating Metrics
Self-paying subscribers	786,468	669,145	117,323	18%
Other paying subscribers	408,420	286,118	122,302	43%
Total subscribers	1,194,888	955,263	239,625	25%
ARPU	$12.97	$13.30	$(0.33)	−2%
SAC/GA	$58.47	$76.47	$(18.00)	24%
CPGA	$84.44	$117.40	$(32.96)	28%

Subscribers

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Self-paying subscribers	786,468	669,145	117,323	18%
Other paying subscribers	408,420	286,118	122,302	43%
Total subscribers	1,194,888	955,263	239,625	25%

Self-paying subscribers as at September 30, 2010 totalled 786,468 compared to 669,145 as at September 30, 2009, representing an increase of 117,323 or 18%. The increase in self-paying subscribers is due primarily to growth in the number of OEM subscribers of 99,443, or 85%, and in the number of retail subscribers of 10,336 or 2% during 2010.

Other paying subscribers as at September 30, 2010 totalled 408,420 compared to 286,118 as at September 30, 2009 representing an increase of 122,302 or 43%. The increase in other paying subscribers is due primarily to growth in the number of OEM other paying subscribers of 113,892 or 41% as a result of increased production of vehicles with satellite radio receivers.

ARPU

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
ARPU	$12.97	$13.30	$(0.33)	−2%

ARPU for the nine months ended September 30, 2010 was $12.97 compared to $13.30 for the nine months ended September 30, 2009 representing a decrease of $0.33 or 2%. The decrease in ARPU is due primarily to the following reasons:

•	A reduction in subscription revenue due to greater discounts, including multiple receiver discounts, customer credits and promotional plans to acquire and retain subscribers.

•	A reduction attributable to re-negotiated contracts with OEM partners.

•	A reduction attributable to the amortization of lifetime service plans which are offered by Sirius only on a limited basis relative to prior years.

•
A reduction attributable to decreased revenue from activation fees due to a reduced percentage of Sirius’ subscriber base paying activation fees. Activation revenues are only derived from aftermarket sales, which represented a smaller portion of the business during the nine months ended September 30, 2010 relative to the OEM business.

•	A reduction attributable to a decrease in mobile services revenues.

The foregoing reductions were offset partially by the introduction of a 6% Music Royalty Fee, effective March 1, 2010 charged on Broadcasting Revenue.

SAC

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Subscriber acquisition costs (SAC)	$58.47	$76.47	$(18.00)	24%

SAC/GA for the nine months ended September 30, 2010 was $58.47 compared to $76.47 for the nine months ended September 30, 2009 representing a decrease of $18.00 or 24%. The decrease in SAC/GA is due to, among other things, the following:

•
Lower overall OEM subsidies of $13.43 per gross addition due to, among other things, contractual agreements whereby subsidies decrease with the passage of time, and favourable foreign exchange rate variability.

•	Lower costs of after-market products of $4.57 per gross addition due to, among other things, lower cost product and favourable foreign exchange rate variability.

CPGA

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Cost per gross addition (CPGA)	$84.44	$117.40	$(32.96)	28%

CPGA for the nine months ended September 30, 2010 was $84.44 compared to $117.40 for the nine months ended September 30, 2009 representing a decrease of $32.96 or 28%. The decrease in CPGA is due to, among other things, the following:

•	Reduced SAC/GA of $18.00, as described above.

•
Reduced spending of $1,763, or 13%, in marketing and advertising as well as reduced channel costs, related to the operation of the OEM, retail and special market businesses, to acquire a subscriber of $14.96, or 37%.

Deferred Revenue

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
	(in thousands $)
Deferred revenue	97,924	85,385	12,539	15%

Deferred revenue as at September 30, 2010 totalled $97,924 compared to $85,385 as at September 30, 2009 representing an increase of $12,539 or 15%. The increase is driven primarily by an increase in both total and revenue generating subscribers offset by a $7 or 8% decrease in average deferred revenue per subscriber. Changes in average deferred revenue per subscriber can be attributed to a number of factors including, but not limited to, subscription rate changes, consumption of lifetime subscriptions, length of subscriptions being sold, multiple receiver discounts, other promotional rates to retain existing subscribers and acquire new subscribers, changes in contracted rates being charged to certain OEM partners, and the addition of a Music Royalty Fee.

Broadcast Revenue

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
	(in thousands $)
Broadcast revenue	111,542	97,790	13,752	14%

Broadcast revenue for the nine month period ended September 30, 2010 was $111,542 compared to $97,790 for the nine month period ended September 30, 2009, representing an increase of $13,752 or 14%. The increase was attributable to an overall growth in the number of average revenue generating subscribers of 138,641 or 17% during 2010 relative to 2009, which was partially offset by reduced ARPU of $0.33 or 2% relative to the comparable period one year prior, as described above.

Equipment Revenue

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
	(in thousands $)
Equipment revenue	740	502	238	47%

Equipment revenue for the nine month period ended September 30, 2010 was $740 compared to $502 for the nine month period ended September 30, 2009 representing an increase of $238 or 47%. The increase is primarily due to an increase in sales volume of 8,200 units or 154.0% offset by a decrease in the average per unit selling price of $40 or 42%.

Cost of Service

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
	(in thousands $)
Cost of service	33,932	22,257	11,675	52%

Cost of service for the nine month period ended September 30, 2010 was $33,932 compared to $22,257 for the nine month period ended September 30, 2009 representing an increase of $11,675 or 52%. The increase in cost of service is due to, among other things, the following:

•
Sirius XM royalties increased $2,077, or 42%, on a year to date basis. The increase was due to: (a) an overall increase in gross revenues during the nine months ended September 30, 2010, and (b) a change in the royalty rate from 5% to 10% of gross revenues based on surpassing a contractual threshold in July 2010, in accordance with the terms of Sirius’ license agreement with Sirius XM.

•
Canadian content and talent development fees, and copyright fees, which are calculated as a percentage of revenues, increased $705, or 15%, and $1,439, or 28%, respectively, in the nine months ended September 30, 2010. The increase was a result of increased broadcast revenues as discussed above and the decision of the Copyright Board of Canada noted below.

•
Customer care costs related to call center operations and billing and collection charges increased by $159, or 3%, and $444, or 15%, respectively, primarily due to an overall increase in the self-paying subscriber base, as described above.

•
Cost of merchandise sold increased $856, or 150%, due to an increase of 8,200 or 154.0% units being sold through our direct fulfillment channels, which was partially offset with a decrease in the unit cost of $2, or 2%.

•	Canadian programming costs increased $316, or 10%, due to enhancements to our existing Canadian programming.

•
Costs related to online delivery of content increased $501, or 2,777%, due to incremental costs related to online delivery enhancements in 2010 combined with a non-recurring expense reduction of $224 in 2009 resulting from lower than estimated content streaming costs.

•	Product warranty costs increased $235, or 32%, due to higher year-over-year purchases of satellite radio receivers.

•
For the periods from December 1, 2005 to December 31, 2008, Sirius accrued an estimated liability related to the Tariff described below under the heading “Risk Factors  - Sirius Must Maintain and Pay Copyright Licence Fees for Music Rights which may Increase and become more Costly than Expected”. In 2009, the Copyright Board of Canada established the tariff rates for the satellite radio industry retroactive to December 31, 2005. The result of that decision was a non-recurring cost of service expense reduction in the nine months ended September 30, 2009 of $4,963, representing liabilities previously provided for that were legally discharged.

Sales and Marketing

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Sales and marketing	52,429	49,515	2,914	6%

Sales and marketing expenses for the nine month period ended September 30, 2010 was $52,429 compared to $49,515 for the nine month period ended September 30, 2009, representing an increase of $2,914, or 6%. The increase in sales and marketing expenses is due to, among other things, the following:

•
Revenue share costs increased $3,628, or 58%, due to: (a) increased year-over-year OEM subscribers, (b) a general increase in the revenue derived from our self-paying OEM subscribers, and (c) an overall increase in the average revenue sharing rate of 3.4%, or 17%, as a result of certain contractual milestones being reached based on OEM agreements.

•	Customer relationship management costs increased $1,433, or 31%, due to an increased volume of OEM trial vehicles, and the development of targeted customer win-back and retention strategies.

•	Gross SAC increased $1,152, or 5%, due to increased subscriber additions offset by lower product costs ($58.47 vs. $76.47).

•	Advertising and brand marketing declined by $3,120, or 24%, due to reduced marketing expenditures during the nine months ended September 30, 2010.

Information Technology

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Information technology	4,231	4,126	105	3%

Information technology expense for the nine month period ended September 30, 2010 was $4,231 compared to $4,126 for the nine month period ended September 30, 2009, representing an increase of $105, or 3%. The increase is due primarily to additional expenses incurred in relation to the implementation of Sirius’ new subscriber management and financial system.

General & Administrative

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
General and administrative	6,266	5,729	537	9%

General and administrative expenses for the nine month period ended September 30, 2010 was $6,266 compared to $5,729 for the nine month period ended September 30, 2009, representing an increase of $537, or 9%. The increase is due primarily to an increase in the CRTC licence fees of $234, or 14%, as a result of an overall increase in revenues during the period.

Foreign Exchange loss (gain)

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Foreign exchange loss (gain)	121	330	(209)	63%

Foreign exchange loss for the nine month period ended September 30, 2010 was $121 compared to $330 for the nine month period ended September 30, 2009, representing a decrease of $209, or 63%. The decrease is due primarily to reduced variability in the exchange rates between the Canadian and US dollar in 2010 relative to the comparable period ending September 30, 2009.

Amortization

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Amortization	1,944	1,761	183	10%

Amortization for the nine month period ended September 30, 2010 was $1,944 compared to $1,761 for the nine month period ended September 30, 2009 representing an increase of $183 or 10%. The increase is due primarily to accelerated amortization of Sirius’ current subscriber management and financial system, which is scheduled to be replaced in 2011. The net book value as at September 30, 2010 of the subscriber management and financial system is $1,608 and Sirius estimates that it will be fully amortized by June 30, 2011.

Interest Income

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Interest income	112	166	(54)	33%

Interest income for the nine month period ended September 30, 2010 was $112 compared to $166 for the nine month period ended September 30, 2009, representing a decrease of $54, or 33%. The decrease is due primarily to lower interest rates on cash balances during the nine month period ended September 30, 2010 offset partially by a greater cash balance throughout the same period relative to the comparable period one year prior.

Net Income

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Net income	13,470	14,739	(1,269)	9%

Net income for the nine month period ended September 30, 2010 was $13,470 compared to $14,739 for the nine month period ended September 30, 2009, representing a decrease of $1,269, or 9%. The decrease is due primarily to the one-time copyright fee adjustment described above, which was partially offset by improved net income during the nine month period ended September 30, 2010 of $3,694 for the reasons noted above.

Cash provided by Operating Activities

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Cash provided by (used in) operating activities	26,477	(16,140)	42,617	264%

Cash provided by operating activities for the nine months ended September 30, 2010 was $26,477 compared to cash used in operating activities of $16,140 for the nine month period ended September 30, 2009, representing an increase of $42,617, or 264%. The increase is due primarily to changes in working capital of $43,703 as a result of, among other things, the following:

•
Accrued liabilities and accounts payable, inclusive of amounts due to related parties, for the nine month period ended September 30, 2010 decreased approximately $713 as compared to a decrease of approximately $28,610 for the nine month period ended September 30, 2009. During the nine months ended September 30, 2009, Sirius paid all accrued outstanding Music Royalty Fees and deferred shareholder expenses, including deferred Sirius XM royalties and deferred programming payments to CBC and Slaight, totalling approximately $14,000 and $17,000, respectively, which covered all periods from December 31, 2005 through to September 30, 2009. For the nine month period ended September 30, 2010, Sirius kept its Music Royalty Fees and shareholder expenses current.

•
Deferred revenue for the nine month period ended September 30, 2010 increased approximately $5,767 as compared to a decline of approximately $3,197 for the nine month period ended September 30, 2009 as a result of the growth in the subscriber base, as described above.

•
Accounts receivable and other assets for the nine month period ended September 30, 2010 decreased $6,042 as compared to an increase of approximately $801 for the nine month period ended September 30, 2009 primarily driven by reduced levels of inventory.

Partially offsetting the aforementioned increases in cash provided by operating activities was a reduction in net income of $1,269 for the nine months ended September 30, 2010 as described above.

Cash used in Investing Activities

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010 vs. 2009	% Change
Cash provided by (used in) investing activities	(1,876)	(1,070)	(806)	75%

Total cash used in investing activities for the nine months ended September 30, 2010 was $1,876 compared to $1,070 for the nine month period ended September 30, 2009, representing an increase of $806, or 75%. The increase of $806 is primarily due to the development and implementation of a new subscriber management and financial system currently in its first phase. The first phase is expected to conclude in the second calendar quarter of 2011 with total estimated costs of approximately $5,000. Additional costs, which are not yet determinable, may be incurred if and when the Company decides to extend the implementation to phase two projects.

Results of Operations  - Year Ended December 31, 2009 compared to December 31, 2008

	Year ended December 31,		Year ended December 31,
	2009	2008	2009 vs. 2008	% Change
Operating Metrics
Self-paying subscribers	709,911	596,432	113,479	19%
Other paying subscribers	311,134	295,067	16,067	5%
Total subscribers	1,021,045	891,499	129,546	15%
ARPU	$13.33	$13.67	$(0.34)	−3%
SAC/GA	$76.85	$90.23	$(13.38)	−15%
CPGA	$123.28	$139.49	$(16.21)	−12%

Subscribers

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Self-paying subscribers	709,911	596,432	113,479	19%
Other paying subscribers	311,134	295,067	16,067	5%
Total subscribers	1,021,045	891,499	129,546	15%

Self-paying subscribers as at December 31, 2009 totalled 709,911 compared to 596,432 as at December 31, 2008, representing an increase of 113,479, or 19%. The increase in self-paying subscribers is due primarily to growth in the number of OEM subscribers of 82,325, or 140%, and in the number of retail subscribers of 26,389, or 6%, during 2009.

Other paying subscribers as at December 31, 2009 totalled 311,134 compared to 295,067 as at December 31, 2008 representing an increase of 16,067, or 5%. The increase in other paying subscribers is due primarily to growth in the number of OEM other paying subscribers of 14,347, or 5%, as a result of increased production of vehicles with satellite radio receivers.

ARPU

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
ARPU	13.33	13.67	(0.34)	2%

ARPU for the year ended December 31, 2009 was $13.33 compared to $13.67 for the year ended December 31, 2008, representing a decrease of $0.34, or 2%. The decrease in ARPU is due to, among other things, the following:

•
A reduction attributable to a decrease in subscription revenue due to greater discounts, including multiple receiver discounts, customer credits and promotional plans to entice acquisition and retention.

•	A reduction attributable to amortization of lifetime service plans, which were offered by Sirius only on a limited basis.

•
A reduction attributable to decreased revenue from activation fees due to a reduced percentage of Sirius’ subscriber base paying activation fees. Activation revenues are only derived on aftermarket sales, which represented a smaller portion of the business during the year ended December 31, 2009 relative to the OEM business.

•	A reduction attributable to a decrease in mobile services revenues resulting from lower contractual rates with our wireless partner, Bell Mobility, effective May 2009.

SAC/GA

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Subscriber acquisition costs (SAC/GA)	$76.85	$90.23	$(13.38)	15%

SAC/GA for the year ended December 31, 2009 was $76.85 compared to $90.23 for the year ended December 31, 2008, representing a decrease of $13.38, or 15%. The decrease in SAC/GA is due to, among other things, the following:

•	Lower overall OEM subsidies of $2.67 per gross addition, due to, among other things, contractual agreements partially offset by unfavourable foreign exchange rate variability.

•
Aftermarket cost per gross addition decreased $10.71 due to, among other things, reduction in total product shipments and subsidies, which was partially offset by higher unit costs and unfavourable foreign exchange rate variability.

CPGA

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Cost per gross addition (CPGA)	$123.28	$139.49	$(16.21)	12%

CPGA for the year ended December 31, 2009 was $123.28 compared to $139.49 for the year ended December 31, 2008, representing a decrease of $16.21, or 12%. The decrease in CPGA is due to, among other things, the following:

•	Reduced SAC/GA of $13.38, as described above.

•
Reduced spending of $3,161 or 12% in marketing and advertising as well as reduced channel costs, related to the operation of the OEM, retail and special market businesses, to acquire a subscriber of $2.84 or 6%.

Deferred Revenue

	As at December 31,		As at December 31,
	2009	2008	2009 vs. 2008	% Change
Deferred revenue	92,157	88,582	3,575	4%

Deferred revenue as at December 31, 2009 totalled $92,157 compared to $88,582 as at December 31, 2008, representing an increase of $3,575, or 4%. The increase is driven primarily by an increase in total subscribers of 129,546, or 15%, offset by a $9 or 9% decrease in average deferred revenue per subscriber. Changes in average deferred revenue per subscriber can be attributed to a number of factors including, but not limited to, subscription rate changes, consumption of lifetime subscriptions, length of subscriptions being sold, multiple receiver discounts, other promotional rates to retain existing subscribers and acquire new subscribers, and changes to the contracted rates being charged to certain OEM partners.

Broadcast Revenue

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Broadcast revenue	133,467	111,491	21,976	20%

Broadcast revenue for the year ended December 31, 2009 was $133,467 compared to $111,491 for the year ended December 31, 2008, representing an increase of $21,976, or 20%. The increase was attributable to an overall growth in the number of average revenue generating subscribers of 155,178, or 23%, during 2009 relative to 2008, which was partially offset by reduced ARPU of $0.34, or 2%, relative to the comparable period one year prior.

Equipment Revenue

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Equipment revenue	813	962	(149)	15%

Equipment revenue for the year ended December 31, 2009 was $813 compared to $962 for the year ended December 31, 2008, representing a decrease of $149, or 15%. The decrease is primarily due a lower sales volume of 1,689 units, or 15%, offset by an increase in the average per unit selling price of $22, or 26%.

Cost of Service

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Cost of service	33,669	36,488	(2,819)	8%

Cost of service for the year ended December 31, 2009 was $33,669 compared to $36,488 for the year ended December 31, 2008, representing a decrease of $2,819, or 8%. The decrease in cost of service is due to, among other things, the following:

•
Copyright fees decreased $5,745, or 73%, on a year-over-year basis. For the periods from December 1, 2005 to December 31, 2008, Sirius accrued an estimated liability related to the Tariff described below under the heading “Risk Factors  - Sirius must maintain and pay copyright licence fees for music rights which may increase and become more costly than expected”). In 2009, the Copyright Board of Canada established the tariff rates for the satellite radio industry retroactive to December 1, 2005. The result of this decision was a non-recurring cost of service expense reduction in the year ended December 31, 2009 of $4,963 combined with in-year savings of $2,308 due to a lower actual tariff rate in 2009 relative to the estimated rate for 2008. The combined savings of $7,271 for the year ended December 31, 2009 was partially offset by an increase in the copyright fees of $1,526 as a result of additional revenue earned during the year due to subscriber growth.

•
Sirius XM royalties and Canadian content and talent development fees, which are calculated as a percentage of revenues, increased $1,559, or 27%, and $1,141, or 22%, respectively, due to the overall increase in gross revenues during the year ended December 31, 2009 relative to the same period one year prior due to subscriber growth.

•
Customer care costs related to call centre operations and billing and collection charges increased $710, or 12%, and $718, or 22%, respectively, primarily due to the increased self-paying subscriber base, as described above. During 2009, Sirius mitigated costs associated with its call centre operations by moving a portion of its call centre operations offshore.

•	Cost of merchandise sold increased $315, or 29%, due to an increase of 1,689 units being sold through our direct fulfillment channels combined with an increase in unit cost of $12, or 12%.

•	Canadian programming costs decreased $284, or 6%, due to cost improvements to our existing Canadian programming.

•
Costs related to online delivery of content decreased $431, or 76%, mainly due to a non-recurring expense reduction of $224 in 2009 resulting from lower than estimated content streaming costs that were expensed in the year ended December 31, 2008.

•	Product warranty costs, which are calculated as a percentage of non-OEM purchases, decreased $962, or 53%, due primarily to a reduction in production of non-OEM integrated receivers.

•	Increased costs associated with the operation of the repeater network of $159, or 35%, due to the full year impact of two additional repeaters being added in 2008.

Sales and Marketing

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Sales and marketing	75,357	78,689	(3,332)	4%

Sales and marketing expenses for the year ended December 31, 2009 was $75,357 compared to $78,689 for the year ended December 31, 2008, representing a decrease of $3,332, or 4%. The decrease in sales and marketing expenses is due to, among other things, the following:

•
Revenue share costs increased $6,748 or 283% due primarily to: (i) increased year-over-year OEM subscribers, (ii) a general increase in the revenue derived from our self-paying OEM subscribers, and (iii) an overall increase in the average revenue sharing rate of 2.5%, or 15%, as a result of certain contractual milestones being reached.

•	Customer relationship management costs increased $3,481, or 105%, due to an increased volume of OEM trial vehicles and the development of targeted customer win-back and retention strategies.

•	Total SAC expense decreased $9,770, or 21%, primarily due to a decrease in overall product purchases of 121,000 units.

•	Advertising and brand marketing costs declined by $3,045, or 13%, due to reduced sales and marketing expenditures during the year ended December 31, 2009.

•	Product development costs, which include costs to develop new products or re-engineer existing products, decreased $702, or 43%, due to a reduction in the development of aftermarket products.

Information Technology

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Information technology	5,589	5,422	167	3%

Information technology expenses for the year ended December 31, 2009 was $5,589 compared to $5,422 for the year ended December 31, 2008, representing an increase of $167, or 3%. The moderate increase is primarily due to additional expenses incurred in support of internal systems requirements.

General & Administrative

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
General and administrative	4,220	7,036	(2,816)	40%

General and administrative expenses for the year ended December 31, 2009 was $4,220 compared to $7,036 for the year ended December 31, 2008, representing a decrease of $2,816, or 40%. The decline is due to a decrease in the CRTC licence fees of $3,632 primarily resulting from the reversal of the Part II CRTC license fees On October 7, 2009 it was announced that a settlement was reached between the Government of Canada and members of the broadcasting industry concerning Part II fees for the years 2006, 2007, 2008 and 2009. As a result of this settlement, Part II fees for those periods were waived and consequently, recorded as a reduction to general and administrative expense during the year ended December 31, 2009. This was partially offset by a moderate increase in professional fees of $340 relating to, among other things, legal fees associated with regulatory matters combined with a $71 increase in facilities related expenditures.

Foreign Exchange loss (gain)

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Foreign exchange loss (gain)	297	(266)	563	211%

Foreign exchange loss for the year ended December 31, 2009 was $297 compared to a foreign exchange gain of $266 for the year ended December 31, 2008, representing a decrease of $563, or 211%. The decrease is due to unfavourable exchange rate variability between the Canadian and US dollar during 2009 relative to the comparable period ended December 31, 2008.

Amortization

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Amortization	2,353	2,349	4	0%

Amortization for the year ended December 31, 2009 was $2,353 compared to $2,349 for the year ended December 31, 2008, representing an increase of $4, or 0%.

Interest Income

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Interest income	177	633	(456)	72%

Interest income for the year ended December 31, 2009 was $177 compared to $633 for the year ended December 31, 2008, representing a decrease of $456, or 72%. The decrease is due primarily to lower interest rates during the year ended December 31, 2009 combined with a lower cash balance throughout the same period relative to the comparable period one year prior as a result of payments for copyright fees and deferred shareholder expenses noted previously.

Net Income

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Net income	12,973	(16,631)	29,604	178%

Net income for the year ended December 31, 2009 was $12,973 compared to a net loss of $16,631 for the year ended December 31, 2008, representing an increase of $29,604, or 178%. The increased net income for the year ended December 31, 2009 is due to, among other things, the following:

•	The non-recurring copyright fee adjustment of $4,963 relating to the 2005-2008 copyright fees described above.

•	The non-recurring CRTC Part II licensing fees of $3,632 described above.

•	Improved normalized net income increase of $21,009 after adjusting for both the non-recurring copyright fee and the CRTC Part II licensing fee adjustments described above.

Cash provided by Operating Activities

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Cash provided by (used in) operating activities	(10,461)	26,478	(36,939)	140%

Cash used in operating activities for the year ended December 31, 2009 was $10,461 compared to cash provided by operating activities of $26,478 for the year ended December 31, 2008, representing a decrease of $36,939, or 140%. The decrease is due to a decrease in working capital of $66,547 offset by improved net income of $29,604 during the year ended December 31, 2009. The decrease in working capital is due to, among other things, the following:

•
Deferred revenue for the year ended December 31, 2009 increased approximately $3,575 as compared to an increase of approximately $25,390 for the year ended December 31, 2008 as a result of the growth in the subscriber base as described above.

•
Accrued liabilities and accounts payable, inclusive of amounts due to related parties, for the year ended December 31, 2009 decreased approximately $25,983 as compared to an increase of approximately $5,039 for the year ended December 31, 2008. During the year ended December 31, 2009, Sirius paid all accrued outstanding Music Royalty Fees and deferred shareholder expenses, which were non-interest bearing, including deferred Sirius XM royalties and deferred programming payments to CBC and Slaight, totalling approximately $14,000 and $21,000, respectively, which covered all periods from December 31, 2005 through to December 31, 2009.

•
Accounts receivable and other assets for the year ended December 31, 2009 increased $3,337 as compared to a decrease of approximately $10,373 for the year ended December 31, 2008 primarily driven by the collection of an outstanding receivable from one of Sirius’ OEM partners in 2008.

Cash used in Investing Activities

	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009 vs. 2008	% Change
Cash used in investing activities	(1,218)	(748)	(470)	63%

Cash used in investing activities for the year ended December 31, 2009 was $1,218 compared to $748 for the year ended December 31, 2008, representing an increase of $470, or 63%. The increase is due primarily to additional capital assets purchased during 2009.

Results of Operations  - Year Ended December 31, 2008 compared to December 31, 2007

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Operating Metrics
Self-paying subscribers	596,432	442,928	153,504	35%
Other paying subscribers	295,067	186,185	108,882	58%
Total subscribers	891,499	629,113	262,386	42%
ARPU	$13.67	$13.79	$(0.12)	−1%
SAC/GA	$90.23	$97.04	$(6.81)	−7%
CPGA	$139.49	$158.85	$(19.36)	−12%

Subscribers

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Self-paying subscribers	596,432	442,928	153,504	35%
Other paying subscribers	295,067	186,185	108,882	58%
Total subscribers	891,499	629,113	262,386	42%

Self-paying subscribers as at December 31, 2008 totalled 596,432 compared to 442,928 as at December 31, 2007, representing an increase of 153,504, or 35%. The increase in self-paying subscribers is due primarily to growth in the number of retail subscribers of 95,690, or 27%, and in the number of OEM subscribers of 48,203, or 460%, during 2008.

Other paying subscribers as at December 31, 2008 totalled 295,067 compared to 186,185 as at December 31, 2007, representing an increase of 108,882, or 58%. The increase in average other paying subscribers is due primarily to growth in the number of OEM other paying subscribers of 105,239, or 58%, as a result of increased production of vehicles with satellite radio receivers.

ARPU

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
ARPU	$13.67	$13.79	$(0.12)	1%

ARPU for the year ended December 31, 2008 was $13.67 compared to $13.79 for the year ended December 31, 2007, representing a decrease of $0.12, or 1%. The decrease in ARPU is due to, among other things, the following:

•
A reduction attributable to a decrease in subscription revenue due to greater discounts including multiple receiver discounts, customer credits and promotional plans to entice acquisition and retention.

•
A reduction attributable to decreased revenue from activation fees due to a reduced percentage of Sirius’ subscriber base paying activation fees. Activation revenues are only derived on aftermarket sales which represented a smaller portion of the business during the year ended December 31, 2008 relative to the OEM business.

•
The foregoing reductions were partially offset by an increase in revenues derived from mobile services as a result of being the first full year of providing service to mobile devices which launched June 2007.

SAC/GA

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Subscriber acquisition costs (SAC/GA)	$90.23	$97.04	$(6.81)	7%

SAC/GA for the year ended December 31, 2008 was $90.23 compared to $97.04 for the year ended December 31, 2007 representing a decrease of $6.81, or 7%. The decrease in SAC/GA is due to, among other things, the following:

•	Increase in overall OEM subsidies of $2.03 per gross addition due to, among other things, new contractual agreements.

•	Aftermarket cost per gross addition decreased $8.84 due to lower product hardware costs.

CPGA

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Cost per gross addition (CPGA)	$139.49	$158.85	$(19.36)	12%

CPGA for the year ended December 31, 2008 was $139.49 compared to $158.85 for the year ended December 31, 2007, representing a decrease of $19.36, or 12%. The decrease in CPGA is due to, among other things, the following:

•	Reduced SAC/GA of $6.81, as described above.

•
Reduced spending of $1,915, or 7%, in marketing and advertising as well as reduced channel costs, related to the operation of the OEM, retail and special market businesses, to acquire a subscriber of $12.53, or 20%.

Deferred Revenue

	As at December 31,		As at December 31,
	2008	2007	2008 vs. 2007	% Change
Deferred revenue	88,582	63,192	25,390	40%

Deferred revenue as at December 31, 2008 totalled $88,582 compared to $63,192 as at December 31, 2007, representing an increase of $25,390, or 40%. The increase is driven primarily by an increase in total subscribers of 262,386, or 42%, which was partially offset by a $1, or 1%, decrease in the average deferred revenue per subscriber. Changes in average deferred revenue per subscriber can be attributed to a number of factors including, but not limited to, subscriber rate changes, length of subscriptions being sold, multiple receiver discounts, and other promotional rates to retain existing subscribers and acquire new subscribers.

Broadcast Revenue

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Broadcast revenue	111,491	62,707	48,784	78%

Broadcast revenue for the year ended December 31, 2008 was $111,491 compared to $62,707 for the year ended December 31, 2007, representing an increase of $48,784, or 78%. The increase was attributable to an overall growth in the number of average revenue generating subscribers of 300,432, or 79%, during 2008 relative to 2007, which was partially offset by reduced ARPU of $0.12 or 1% relative to the comparable period one year prior, as described above.

Equipment Revenue

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Equipment revenue	962	648	314	48%

Equipment revenue for the year ended December 31, 2008 was $962 compared to $648 as at December 31, 2007, representing an increase of $314, or 48%. The increase is primarily due an increase in sales volume of 3,366 units, or 41%, combined with an increase in the average per unit selling price of $4, or 5%

Cost of Service

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Cost of service	36,488	23,570	12,918	55%

Cost of service for the year ended December 31, 2008 was $36,488 compared to $23,570 for the year ended December 31, 2007, representing an increase of $12,918, or 55%. The increase in cost of service is due to, among other things, the following:

•
Copyright fees and Sirius XM royalties, which are both calculated as a percentage of revenue, increased $3,472, or 79%, and $2,661, or 84%, respectively, due to increased year-over-year revenue growth generated from additional subscribers.

•
Canadian content and talent development fees, which are also calculated as a percentage of revenues, increased $2,307, or 77%, for the year ended December 31, 2008 as a result of increased revenues recognized during the year.

•	Customer care costs related to call centre operations and billing and collection charges increased $322, or 6%, and $967, or 42%, respectively, due to the increased self-paying subscriber base.

•
Cost of merchandise sold increased $942, or 626%. During 2007, cost of merchandise of $675 was included within total SAC expense and was reclassified as cost of service in 2008. The normalized year-over-year increase was $266 or 32%. The increase is primarily due to an increase in sales volume through our direct fulfillment channels of 3,366 units, or 41%, partially offset with a decrease in the per unit average cost of $6, or 6%.

•	Canadian programming costs increased $458, or 11%, due to the addition of programming in order to improve our existing Canadian content.

•
Product warranty cost increased $1,452, or 387%, due primarily to the reclassification of product warranty cost from SAC into cost of service. The normalized year-over-year increase was approximately $500 or 38% as a result of increased product purchases.

•	Costs related to online delivery of content increased $264, or 87%, mainly due to a full year impact of the estimated online listening usage fee and website management costs relative to 2007.

•	Increased costs associated with the operation of the repeater network of $73, or 19%, as a result of the full year impact of three new repeaters being added in 2007.

Sales and Marketing

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Sales and marketing	78,689	73,666	5,023	7%

Sales and marketing expenses for the year ended December 31, 2008 was $78,689 compared to $73,666 for the year ended December 31, 2007, representing an increase of $5,023, or 7%. The increase in sales and marketing expenses is due to, among other things, the following:

•
Revenue share costs increased $2,083, or 686%, due primarily to: (i) increased year-over-year OEM subscribers, (ii) a general increase in the revenue derived from our self-pay OEM customers, (iii) an overall increase in the average revenue sharing rate of 0.6%, or 4%, as a result of certain contractual milestones being reached, and (iv) a general increase in the number of OEM partners eligible for revenue sharing.

•	Customer relationship management costs increased $1,975, or 149%, due to an increased volume of OEM trial vehicles and the development of targeted customer win-back and retention strategies.

•
Total SAC expense increased $3,064, or 7%. During 2007, direct-to-consumer and warranty expenses were included within total SAC expense but were reclassified in 2008 into cost of service. Excluding the direct-to-consumer and warranty expenses, total SAC expense increased $3,721, or 9%, primarily due to an increase in the overall product purchases of 191,000 units.

•	Advertising and brand marketing declined by $2,446, or 9%, due to reduced marketing spend during the year ended December 31, 2008.

•	Product development costs, which include costs to develop new products or re-engineer existing products, decreased $346, or 27%, due to a reduction in the development of aftermarket products.

Information Technology

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Information technology	5,422	3,980	1,442	36%

Information technology expenses for the year ended December 31, 2008 was $5,422 compared to $3,980 for the year ended December 31, 2007, representing an increase of $1,442, or 36%. The increase is due primarily to Sirius’ growth and increased support requirements related to the operation of the subscriber management and financial systems.

General & Administrative

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
General and administrative	7,036	5,927	1,109	19%

General and administrative expenses for the year ended December 31, 2008 was $7,036 compared to $5,927 for the year ended December 31, 2007, representing an increase of $1,109, or 19%. The increase is due to, among other things, an $860 increase in the 2008 CRTC Part I and Part II fees resulting from the increased revenue recognized during 2008.

Foreign Exchange loss (gain)

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Foreign exchange loss (gain)	(266)	139	(405)	291%

Foreign exchange gain for the year ended December 31, 2008 was $266 compared to a foreign exchange loss of $139 for the year ended December 31, 2007, representing an increase of $405, or 291%. The increase is due to favourable exchange rate variability between the Canadian and US dollar during 2008 relative to the comparable period ended December 31, 2007.

Amortization

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Amortization	2,349	1,820	529	29%

Amortization for the year ended December 31, 2008 was $2,349 compared to $1,820 for the year ended December 31, 2008, representing an increase of $529, or 29%. The increase is primarily due to additional amortization recognized on capital assets purchased during 2008 and the full year impact of capital asset additions in 2007.

Interest Income

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Interest income	633	620	13	2%

Interest income for the year ended December 31, 2008 was $633 compared to $620 for the year ended December 31, 2007, representing an increase of $13, or 2%. The increase is due primarily to a greater cash balance, which was partially offset by lower interest rates during the year ended December 31, 2008 relative to the comparable period one year prior.

Net Income (Loss)

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Net income (loss)	(16,631)	(45,127)	28,496	63%

Net loss for the year ended December 31, 2009 was $16,631 compared to a net loss of $45,127 for the year ended December 31, 2007, representing an improvement of $28,496, or 63%. The improvement is primarily due to increased revenues derived from subscriber growth partially offset by increases in cost of service and sales and marketing noted above.

Cash provided by Operating Activities

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Cash provided by operating activities	26,478	2,222	24,256	1,092%

Cash provided by operating activities for the year ended December 31, 2008 was $26,478 compared to $2,222 for the year ended December 31, 2007 representing an increase of $24,256 or 1092%. The increase is due to improved net loss of $28,496 during the year ended December 31, 2008 as described above, which was partially offset by a decrease in working capital of $4,770 due to, among other things, the following:

•
Deferred revenue for the year ended December 31, 2008 increased approximately $25,390 as compared to an increase of approximately $31,456 for the year ended December 31, 2007 as a result of a greater subscriber growth rate in 2007 relative to 2008.

•
Accrued liabilities and accounts payable, inclusive of amounts due to related parties, for the year ended December 31, 2008 increased approximately $4,997 as compared to an increase of approximately $27,999 for the year ended December 31, 2007 primarily driven by an increase in the SAC accrual for the year ended December 31, 2007.

•
Accounts receivable and other assets for the year ended December 31, 2008 decreased $10,373 as compared to an increase of approximately $13,925 for the year ended December 31, 2007 primarily driven by the collection of an outstanding receivable from one of Sirius’ OEM partners in 2008.

Cash used in Investing Activities

	Year ended December 31,		Year ended December 31,
	2008	2007	2008 vs. 2007	% Change
Cash used in investing activities	(748)	(1,865)	1,117	60%

Cash used in investing activities for the year ended December 31, 2008 was $748 compared to $1,865 for the year ended December 31, 2007, representing an improvement of $1,117, or 60%. The improvement is due primarily to reduced capital assets purchased during 2008.

Liquidity and Capital Resources

As at September 30, 2010, Sirius had cash of $49,279. Cash increased by $30,132 from a year earlier. Sirius expects to be able to meet all of its obligations as they become due. Sirius expects to have sufficient liquidity as a result of positive cash flow from operating activities. Sirius currently has no outstanding lines of credit or debt repayment obligations.

Under an amended and restated unanimous shareholder agreement dated August 24, 2005 among Sirius and the Vendors (the “Sirius Shareholder Agreement”), the Vendors may be required in certain circumstances to contribute additional capital to Sirius. Upon Closing, the Sirius Shareholder Agreement will be terminated and this potential source of capital will no longer be available to Sirius.

Contractual Commitments

Sirius has entered into a number of leases and other contractual commitments. The following table summarizes its outstanding contractual commitments as of September 30, 2010:

	Payments due by period
	Total ($)	Less than 1 year ($)	1-3 years ($)	4-5 years ($)	After 5 years ($)
Operating leases	3,079	1,008	839	822	410
Purchase obligations	31,176	13,559	8,231	5,613	3,773
Cash, end of period	34,255	14,567	9,070	6,435	4,183

Capital Expenditures

On April 1, 2010, Sirius executed a professional services agreement with IDS Scheer Canada, Ltd. for the implementation of Sirius’ SAP subscriber management and financial system. The agreement calls for seven (7) milestone payments totalling approximately $1,495. To date, Sirius has paid approximately $608 with the remainder expected to be paid in 2011 as the project milestones are reached. Sirius expects to fund these payments out of cash flow from operating activities.

Off-Balance Sheet Arrangements

Sirius has no off-balance sheet arrangements.

Transactions with Related Parties

Sirius has the following transactions with related parties. The related party transactions described below have been measured at their respective exchange amounts, being the consideration established and agreed to by the related parties.

In fiscal 2005, Sirius entered into a licence and service agreement with Sirius XM whereby Sirius acquired the right to distribute channels owned or licensed by Sirius XM within Canada. In return, Sirius is obligated to pay Sirius XM a percentage of its gross revenue based on subscriber levels (ranging between 5% to 15% and currently set at 10%). In addition, Sirius has entered into agreements to purchase computer hardware and software from Sirius XM. The purchases of property and equipment and intangible assets from Sirius XM are noted in the table below.

Sirius entered into two 12-year, non-exclusive, non-transferable license agreements with CBC and Slaight whereby Sirius obtained distribution rights to transmit channels currently owned by these parties within Canada. Under its agreement with the CBC, Sirius is required to pay CBC an aggregate annual license fee equal to $2,100 and to reimburse CBC for any out of pocket costs that exceed that amount and that are approved by the board of directors of Sirius. Effective September 1, 2008, Slaight continues to provide only a trademark licence to Sirius.

Pursuant to an operations and technical maintenance services agreement dated January 1, 2006 between Sirius and CBC, CBC provides all monitoring, maintenance, repair and emergency services for Sirius’ repeater network, and manages the various rooftop agreements where the repeaters are situated. In consideration for its services, Sirius pays CBC annual maintenance fees of approximately $240 per year (increasing by the greater of 3% or CPI) as well as parts and labour for service calls and repairs. Sirius also pays CBC a fee for negotiating and managing the various rooftop agreements based on the lease amounts paid by Sirius for the right to place the repeaters on the applicable rooftops (15% in the initial year and 10% thereafter).

Each of the Vendors has subscribed for $12,000 Class C shares in the capital of Sirius (the “Sirius Class C Shares”). As of September 30, 2010, accumulated dividends owing from Sirius to each of the Vendors is noted below.

As at the dates noted below, Sirius had the following amounts due to related parties, which were in the normal course of operations.

	As at September 30	As at December 31
	2010	2009	2008
CBC	5,162	4,500	6,849
Slaight	4,398	3,673	4,716
Sirius XM	10,417	7,634	16,842
Total	19,977	15,807	28,407
Less current portion	19,977	15,807	28,407
Non-current due to related parties	-	-	-

Included within the above amounts are accumulated dividends owing to shareholders as noted in the table below.

	As at September 30	As at December 31
	2010	2009	2008
CBC	4,400	3,682	2,725
Slaight	4,397	3,679	2,725
Sirius XM	4,375	3,657	2,724
Total	13,172	11,018	8,174

In addition, property and equipment and intangible assets totalling the amounts noted below relating to, among other things, terrestrial repeater upgrades from CBC, and computer software and hardware from Sirius XM are presented within the balance sheets as of the respective dates.

		As at September 30	As at December 31
		2010	2009	2008
Property & Equipment	Sirius XM	-	126	146
	CBC	-	32	235
Intangibles	Sirius XM	234	239	671
Total		234	397	1,052

Related party transactions with the parties listed above included within the statement of operations and deficit for the respective periods are as follows:

	Nine Months Ended September 30	Year Ended December 31
	2010	2009	2008
Cost of service	9,605	10,919	10,810
Sales and Marketing	5,952	7,894	11,163
Information technology	2,145	3,119	3,047
General and administrative	11	-	75
Total	17,713	21,932	25,095

Critical Accounting Policies and Estimates

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, Sirius evaluates its estimates, including those related to the valuation of accounts receivable and other receivables, accounts payable and accrued liabilities and the useful lives of long-lived assets. Sirius relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets or liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions.

Revenue recognition

Sirius derives revenue primarily from subscriber service, activation fees (net of customer rebates earned) and sale of equipment). Revenue from subscribers consists of subscription fees, non-refundable activation fees, and the effects of rebates. Revenue is recognized as it is realized or realizable and earned.

Sirius recognizes subscription fees as service is provided to the subscriber. Prepaid subscription fees are recorded as deferred revenue and amortized to revenue ratably over the term of the applicable subscription plan.

At the time of sale, vehicle owners purchasing or leasing a vehicle with a subscription to Sirius’ service typically receive between a three-month and one-year prepaid subscription. Prepaid subscription fees received from automakers are recorded as deferred revenue and amortized to revenue ratably over the service period, upon activation. Sirius reimburses automakers for certain costs associated with the satellite radio installed in the applicable vehicle at the time the vehicle is manufactured. The associated payments to the automakers are included in subscriber acquisition costs, which are part of sales and marketing. Although Sirius receives payments from the automakers, they do not resell the service; the automakers facilitate the sale of the service to their customers, acting similarly to an agent. In the opinion of management, this is the appropriate characterization of Sirius’ relationship with automakers since Sirius is responsible for providing the service to the customers, including being obligated to the customers in the case of an interruption of service.

Activation fees are recognized evenly over the estimated term of a subscriber relationship which is based upon historical customer subscription terms of similar businesses. Sirius currently estimates this period to be 3.5 years.

Equipment revenue from the direct sale of satellite radios and accessories is recognized upon shipment. Shipping and handling costs billed to customers are recorded as revenue. Shipping and handling costs associated with shipping goods to customers are recorded within cost of service expenses.

Interest income is accrued as earned.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average exchange rates prevailing during the year. All exchange gains or losses are included in the determination of net income (loss) for the period.

Inventory

Inventory is valued at the lower of invoiced cost and net realizable value using a standard costing system. The balance consists of finished goods.

Property and equipment

Property and equipment are reported at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives of Sirius’ property and equipment as follows:

Terrestrial repeaters	7 years
Computer hardware	3 years
Office equipment	3 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

Intangible assets

Intangible assets with definite useful lives are amortized over their useful lives using the straight-line method as follows:

Computer software	3-5 years
Computer software licences	Term of licence

Sirius evaluates the recoverability of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible assets may not be recoverable.

Impairment of long-lived assets

Sirius evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. This valuation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets. If these future cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows. While Sirius believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect its evaluations of asset recoverability.

Employee savings plan

Sirius sponsors the Sirius Inc. Group Registered Retirement Savings Plan (“RRSP”)/Deferred Profit Sharing Plan (“DPSP”) (the “Plan”) for eligible employees. The Plan allows eligible employees to voluntarily contribute to a Group RRSP subject to certain defined limitations. Currently, Sirius matches 100% of an employee’s voluntary contributions via a DPSP, up to 4% of an employee’s pre-tax base salary, in the form of cash contributions.

Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses. A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to apply when these assets or liabilities are expected to be realized or settled.

At September 30, 2010, Sirius has approximately $91,924 in Canadian non-capital tax losses available to be applied against future years’ taxable income, which expire as follows:

$
2015	1,512
2026	48,529
2027	37,787
2028	4,096
Total	91,924

Advertising costs

Advertising costs are expensed as the services are received.

Financial instruments

All financial instruments are classified into the following categories: held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets or other liabilities. All financial instruments are included in the financial statements and are initially measured at fair values. Subsequently, all financial instruments are re-measured to fair value at each reporting period except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Held-for-trading financial instruments are subsequently measured at, fair value and all gains and losses as a result of measurement are included in the statements of operations and comprehensive income (loss) in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or an impairment loss is recognized.

Subscriber acquisition costs

Subscriber acquisition costs consist of costs incurred to acquire new subscribers and include hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a satellite radio and a prepaid subscription to our service in the sale or lease price of a new vehicle; subsidies paid for chip sets and certain other components used in manufacturing radios; device royalties for certain radios; commissions paid to retailers and automakers as incentives to purchase, install and activate radios; and provisions for inventory allowance. Subscriber acquisition costs do not include advertising, loyalty payments to distributors and dealers of radios and revenue share payments to automakers and retailers of radios.

Subsidies paid to radio manufacturers and automakers are expensed upon shipment of product. Commissions paid to retailers and automakers are expensed upon either the purchase or activation of radios.

Accounting Pronouncements and Changes

Effective January 1, 2009, Sirius adopted Section 3064 of the CICA Handbook, “Goodwill and Intangible Assets”, which replaces the existing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. In conjunction with the issuance of this new standard, the CICA has amended Section 1000, “Financial Statement Concepts”. These changes clarify the criteria for asset recognition for an internally developed intangible asset and reinforce the distinction between costs that should be expensed and those that should be capitalized. This standard was applied retrospectively by Sirius in 2009, with restatement of prior periods. Upon adoption of this standard, Sirius reclassified the net carrying value of its computer software and computer software licenses from property and equipment to intangible assets. As at September 30, 2010 the resulting adjustment that was recorded in Sirius’ financial statements was $4,003 from property and equipment, net, to intangible assets, net, (years ended December 31, 2009 and 2008 were $3,038 and $3,778, respectively). A corresponding adjustment of $448 and $1,083 for the three-month and nine-month periods ended September 30, 2010, respectively, were made from amortization of property and equipment to amortization of intangible assets compared with $306 and $900 for the corresponding periods in 2009 (years ended December 31, 2009, 2008 and 2007 were $1,215, $1,231, and $911, respectively).

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Sirius is currently assessing the impact of the adoption of IFRS on its financial statements.

Section 1582 of the CICA Handbook, “Business Combinations”, replaces the existing Section 1581, Business Combinations. The CICA also issued Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which replaces Section 1600, Consolidated Financial Statements. These new sections are based on the IASB’s IFRS 3, “Business Combinations” and will replace the existing guidance on business combinations and consolidated financial statements. The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The three new standards have to be adopted concurrently and will apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

PRINCIPAL SECURITY HOLDERS

The following table shows the name of each person or company who, as of the date hereof, owned beneficially and of record, any of the Sirius Class A Shares, Sirius Class B Shares or Sirius Class C Shares. As of the date hereof, Sirius had outstanding 6,262 fully paid and non assessable Sirius Class A Shares (representing a 100% voting interest), 3,738 fully paid and non-assessable Sirius Class B Shares and 3,600,000 fully paid and non-assessable Sirius Class C Shares.

Shareholder	Class A	Class B	Class C
Canadian Broadcasting Corporation	2,505	0	1,200,000
Slaight Communications Inc.	2,505	0	1,200,000
Sirius XM Radio Inc.	1,252	3,738	1,200,000
Total	6,262	3,738	3,600,000

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides the names of the current directors and executive officers of Sirius, their municipalities of residence, position, and principal occupations.

Name, Municipality of Residence	Position with Company	Principal Occupation
William Atkinson Ontario, Canada	Director since 2004	Executive Director, Business Development, Canadian Broadcasting Corporation
David Coriat Ontario, Canada	Director since 2004	Executive Vice-President & CFO, Slaight Communications Inc.
Guy Johnson British Columbia, Canada	Director since 2004	Entrepreneur
Sherry Kerr Ontario, Canada	General Counsel since 2006	Vice President and General Counsel, Sirius Canada Inc.
Dale Lastman Ontario, Canada	Director since 2008	Lawyer
Jason Redman Ontario, Canada	Chief Financial Officer since 2010	Chief Financial Officer, Sirius Canada Inc.
Mark Redmond Ontario, Canada	President and Chief Executive Officer since 2005	President and Chief Executive Officer, Sirius Canada Inc.
Michel Tremblay Ontario, Canada	Director since 2004	Senior Vice-President, Corporate Strategy and Business Partnerships, Canadian Broadcasting Corporation
Jennifer Witz New York, United States of America	Director since 2009	Vice President, Finance, Sirius XM Radio Inc.

Conflicts of Interest

Certain of the directors of Sirius are also directors and/or officers of entities that may have contractual relationships with Sirius from time to time, including those described under the heading “Material Contracts” below.

RISK FACTORS

This section describes some of the risks that could affect Sirius’ business, financial condition and results of operation. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.

If any of the risks described below materialize, Sirius’ business, financial condition or results of operation could be materially and adversely affected. The risks described below are not the only risks facing Sirius and its business. Additional risks and uncertainties not presently known to Sirius or that Sirius currently considers immaterial may also materially affect its business operations and financial condition.

Risks Related to Sirius’ Business

Sirius’ cumulative expenditures have been significant.

Sirius has expended and will continue to expend significant funds for marketing, developing its SAP subscriber management and financial systems, maintaining and enhancing its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its office facilities.

General economic conditions may adversely affect Sirius’ financial results and financial position.

The purchase of a satellite radio subscription is discretionary. A slowing recovery of the Canadian economy may affect Sirius’ net subscriber additions in 2011 and beyond.

The sale and lease of vehicles with satellite radios is an important source of subscribers for Sirius. The potential for a bankruptcy of one or more major auto companies in the United States and the slow recovery of vehicle sales in Canada may negatively impact Sirius’ subscriber growth in 2011 and beyond.

At this time, Sirius is unable to predict how current market conditions may affect its financial results from operations. General market conditions may affect Sirius’ ability to continue to generate increasing revenue growth in its OEM business should Canadian demand for automobiles equipped with the Sirius receiver decline in a significant manner.

Demand for Sirius’ service may be insufficient for it to remain profitable.

Sirius cannot estimate with any certainty whether consumer demand for its service will be sufficient for it to continue to increase the number of subscribers at historical rates or the degree to which it will meet that demand. As at September 30, 2010 Sirius had 786,468 total self-paying subscribers (as defined in the Operating Definitions set out under the heading “Management Discussion and Analysis of Financial Condition and Results of Operation  - Operating and Financial Definitions”) an increase of 117,323 total subscribers as compared to 669,145 total self-paying subscribers as at September 30, 2009. Among other things, continuing and increased consumer acceptance of Sirius’ satellite radio service in Canada will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio service; and

•	the marketing and pricing strategies that Sirius employs and that are employed by its competitors.

If demand for Sirius’ service diminishes, it may not be able to generate sufficient revenues to generate positive cash flow or remain profitable which may have a material adverse effect on Sirius’ business.

Sirius relies on its exclusive relationship with Sirius XM for the provision of the satellite radio service.

Sirius has an exclusive agreement with Sirius XM to provide Sirius XM’s Sirius branded satellite digital audio radio services, or Sirius SDARS, in Canada. Sirius’ success as a business depends on Sirius XM’s cooperation and its programming content, satellite network and underlying technology, as well as Sirius XM’s operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of Sirius’ dependency on Sirius XM, should Sirius XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, Sirius’ business may suffer as well. Furthermore, a breach of Sirius’ agreement with Sirius XM or a failure by Sirius XM to perform its part of the agreement would have detrimental financial and operational consequences to Sirius’ business. Sirius’ agreement with Sirius XM, which became effective August 24, 2005, is only for an initial term of twelve years, with certain renewal terms to be negotiated. If Sirius is unable to renew or extend its agreement with Sirius XM at the conclusion of the twelve-year term, it could be impossible to operate its business. Please see below for additional risks related to Sirius’ relationship with Sirius XM.

Sirius relies on Sirius XM’s satellite network for the delivery of its service. An operational failure or loss of Sirius XM’s operational satellites for the Sirius SDARS would, at least temporarily, affect the quality of Sirius’ service, and could interrupt the continuation of Sirius’ service and harm Sirius’ business.

A number of other factors could decrease the useful lives of Sirius XM’s satellites for the Sirius SDARS, including:

•	defects in design or construction;

•	loss of on board station-keeping system;

•	failure of satellite components that are not protected by back-up units;

•	electrostatic storms; and

•	collisions with other objects in space.

Sirius’ network of terrestrial repeater communicates principally with one of Sirius XM’s satellites. If a satellite fails, all of the repeaters would have to be re-pointed to communicate with another of Sirius XM’s satellites. This would result in a degradation of service that could last several days and could harm Sirius’ business.

Sirius must maintain and pay copyright licence fees for music rights which may increase and become more costly than expected.

Sirius pays copyright tariffs to the following Canadian copyright collectives in order to operate its service: the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Re:Sound, formerly the Neighbouring Rights Collective of Canada (NRCC) and CSI Inc. (CSI), the joint venture of The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA) and The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. On April 11, 2009 the Copyright Board certified the Statement of Royalties to be Collected by SOCAN, NRCC and CSI in Respect of Multi-Channel Subscription Satellite Radio Services, as amended, by an Erratum issued on May 16, 2009 (the “Tariff”). CSI and Sirius filed an application for judicial review of the Tariff with the Federal Court of Canada, which was heard on September 7 and 8, 2010. In a judgment dated December 16, 2010, the Federal Court of Canada dismissed the application. It is not known, as of the date of this Circular, whether the Federal Court of Appeal’s decision will be the subject of any subsequent application by CSI for leave to appeal to the Supreme Court of Canada.

The final outcome of this legal proceeding could affect the amount of fees that are payable under the Tariff by the Sirius to CSI for the 2006 to 2009 calendar years and for future periods. In addition, as the Tariff only sets out the rates for certain prescribed years, the copyright collectives have applied to the Copyright Board for certification of higher royalty rates in the future. Sirius’ accrual for payment of these copyright fees is based on the current rates set out in the Tariff. In Canada, copyright tariffs are filed with the Copyright Board before March 31 of each year, and become effective in January of the following calendar year. Royalty fees payable under these tariffs may be significantly more costly than anticipated and accrued for.

Higher than expected costs of attracting new subscribers or higher subscriber turnover could each adversely affect Sirius’ financial performance and operating results.

Sirius has continued to spend substantial funds on advertising, marketing and subsidizing costs of radio devices in transactions with car and radio manufacturers, retailers and other parties to obtain, or as part of the expense of attracting, new subscribers. Sirius’ ability to sustain positive free cash flow and profitability depends on its ability to continue to maintain or lower these acquisition costs. If the costs of attracting new subscribers and retaining subscribers are greater than expected, Sirius’ financial performance and results of operations could be adversely affected.

Sirius is experiencing, and expects to continue to experience, subscriber turnover, or churn. Sirius cannot predict the amount of churn it will experience over the longer term. If Sirius is unable to retain its current subscribers, or the costs of retaining subscribers are higher than it expects, its financial performance and operating results could be adversely affected.

Sirius’ inability to retain customers who either purchase or lease new vehicles with its service beyond the promotional period, or who purchase or lease a new vehicle that includes a prepaid subscription to its service, and subscriber churn could adversely affect its financial performance and results of operations.

Sirius’ inability to retain customers, including those who purchase or lease vehicles that include a subscription to its service, could adversely affect its financial performance.

Sirius experiences subscriber turnover, or churn, among its customers. To the extent Sirius’ churn is greater than it currently experiences and anticipates, it may be more costly for Sirius to acquire a sufficient customer base to generate revenues that will enable it to sustain positive free cash flow and profitability.

In particular, Sirius cannot predict how successful it will be at retaining customers who purchase or lease vehicles that include a subscription to its service, beyond the promotional period.

Competition from XM Canada and other traditional and emerging audio entertainment providers could adversely affect Sirius’ revenues.

In seeking market acceptance, Sirius encounters competition for listeners from many sources, including traditional and digital AM/FM radio, XM Canada, other Canadian subscription radio services, Internet based audio providers, direct broadcast satellite television audio service, MP3 players, and digital cable systems that carry audio service.

Sirius’ direct competitor in satellite radio service is the Company, which operates through its wholly owned subsidiary, XM Canada and is the only other licensee for satellite radio service in Canada.

XM Canada’s application for a satellite radio service was approved at the same time as Sirius’. XM Canada launched its satellite radio service on November 22, 2005. XM Canada broadcasts channels and offers programming that Sirius does not offer, and XM Canada’s satellite radio service may be offered as an option on various Canadian car model brands, certain of which may not offer Sirius’ service. XM Canada may offer a more attractive service or enhanced features, may have stronger marketing or distribution channels, and either or both may gain a competitive advantage over Sirius.

In addition, unlike satellite radio, traditional AM/FM radio already has a well-established and dominant market presence for its services and generally offers free broadcast reception supported by commercial advertising, rather than by a subscription fee. Many radio stations offer information programming of a local nature, such as traffic and weather reports, which Sirius is not permitted to offer under its satellite radio licence. To the extent that consumers place a high value on these features of traditional AM/FM radio, Sirius is at a competitive disadvantage to the dominant providers of such audio entertainment services. In the U.S., some radio stations have begun reducing the number of commercials per hour, expanding the range of music played on the air and experimenting with new formats in order to compete more directly with satellite radio. Further, radio companies may launch an advertising campaign designed to assert the benefits of traditional AM/FM radio, as compared with satellite radio service.

Digital (or HD or high definition) radio broadcast services have been expanding, and as many as 1,500 radio stations in the United States have begun digital broadcasting and approximately 3,000 have committed to broadcasting in digital format. The technology permits broadcasters to transmit as many as five stations per frequency. To the extent that traditional AM/FM radio stations in Canada adopt digital transmission technology, any competitive advantage that Sirius enjoys over traditional radio because of its digital signal would be lessened.

Internet radio broadcasts have no geographic limitations and can provide listeners with radio programming from around the country and the world. Sirius expects that improvements from higher bandwidths, faster modems and wider programming selections and mobile Internet service will make Internet radio increasingly competitive as well. In light of the increasing popularity of Internet radio, Sirius has an Internet based version of Sirius’ service, as a free service to Sirius subscribers as well as offering free trials at various times for which individuals may subscribe.

Smart phones, wireless choices and other portable digital music players allow users to download and purchase music through online music stores, as well as convert music on compact disc to digital files. Smart phones and portable devices are also compatible with certain car stereos and various home speaker systems. Sirius’ portable digital audio players compete with the smart phones and other downloading technology and devices, and some consumers may use their digital music players in their vehicles rather than subscribe to satellite radio.

The audio entertainment marketplace continues to evolve rapidly, with a steady emergence of new media platforms and portable devices that compete with Sirius now or that could compete with Sirius in the future. For example, Slacker and other companies have begun to introduce portable music players offering customizable Internet-based channels. Ford and Microsoft recently started an in-car communications system called “Sync,” which allows drivers to use voice commands or steering wheel controls to play songs from their digital-music players. In addition, ICO Global Communications (Holdings) Limited recently demonstrated a satellite-based mobile entertainment platform to deliver live broadcast media nationwide through a hybrid satellite and terrestrial repeater network.

Sirius’ business depends in large part upon automakers, whose sales are dependent on general macroeconomic conditions.

The sale and lease of vehicles with satellite radios is an important source of subscribers for Sirius’ satellite radio services. Sirius has entered into several exclusive factory installed arrangements with Canadian auto manufacturers, including, among others, Bentley Motors Canada Ltd., BMW Canada Inc., Ford Motor Company Canada, Limited, Chrysler Canada Inc., Jaguar Land Rover Canada ULC, Mazda Canada Inc., Mercedes-Benz Canada Inc., Volkswagen Canada Inc., Audi Canada Inc., and KIA Canada Inc. for installation of Sirius satellite radios in many of these auto manufacturers’ vehicles. Sirius spends a significant amount of money on marketing expenditures towards auto manufacturers’ initiatives, and purchasers of these auto manufacturers’ vehicles represent a substantial proportion of Sirius’ subscriber base.

Current economic conditions could negatively impact subscriber growth for Sirius’ services in 2011 and beyond. Although auto sales are slowly recovering, Sirius’ ability to convert customers on trial subscriptions into paying customers may become more difficult due to general economic conditions and consumers’ cautiousness around discretionary purchases.

Subscription growth is dependent, in large part, on sales and vehicle production by automakers. Automotive sales and production are dependent on many factors, including the availability of consumer credit, general economic conditions, consumer confidence and fuel costs. To the extent vehicle sales by automakers decline, or the penetration of factory-installed satellite radios in those vehicles is reduced, and there is no offsetting growth in vehicle sales or increased penetration by other automakers, subscriber growth for Sirius’ service will be adversely impacted.

The customers of auto manufacturers with which Sirius has reached agreements may not subscribe or be attracted to Sirius’ service. If any of these auto manufacturers with which Sirius has reached arrangements lose market share to manufacturers with whom Sirius does not have distribution arrangements or the market in general experiences a downturn, then Sirius’ business may also be adversely affected.

Sirius’ service network or other facilities could be damaged by natural catastrophes, which would adversely affect its business.

Since Sirius’ ground-based network of terrestrial repeaters are attached to towers, buildings and other structures around the country, an earthquake, tornado, flood, power outage or other catastrophic event anywhere in Canada could temporarily damage the network, interrupt Sirius’ service and harm its business in the affected area. Sirius does not have replacement or redundant facilities that can be used to assume the functions of the repeater network in the event of a catastrophic event. Any damage to the repeater network would likely result in degradation of Sirius’ service for some subscribers and could result in complete loss of service in affected areas.

Adverse impact of litigation, claims, patent, copyright and other infringement could be material to Sirius’ bottom line.

In the ordinary course of business, Sirius may become aware from time to time of claims or potential claims, or may become party to legal proceedings arising out of various matters, such as contract matters, employment related matters, issues relating to Sirius’ repeater network, product liability issues, and copyright, patent, trademark or other intellectual property matters. Third parties may bring suit relating to such matters. Sirius cannot predict the outcome of any such claim, potential claim or these lawsuits and legal proceedings with certainty. Nevertheless, Sirius believes that the outcome of any such claim, potential claim or proceeding, of which it is currently aware, even if determined adversely, would not have a material adverse effect on its business, consolidated results of operations or financial position.

Sirius’ service could be interrupted in areas where there is no direct line of sight access to a satellite or a terrestrial repeater, which would adversely affect its business.

Sirius’ service may be unavailable or interrupted from time to time at specific locations where radios cease to have direct line of sight access to a satellite or a terrestrial repeater (e.g., in tunnels, parking garages, or within or next to buildings). Sirius’ service could also be subject to occasional interference from other broadcasting sites. Such service disruptions, if for a prolonged and sustained period of time, could have a material adverse impact on Sirius’ business.

Sirius relies on third parties for the manufacture and distribution of Sirius radios.

Many of the tasks associated with manufacturing and distribution of Sirius radios are dependent on the efforts and performance of third parties that are outside of Sirius’ control. If one or more of these third parties do not meet their obligation towards Sirius, Sirius’ operations could be materially adversely affected.

Sirius relies on third party manufacturers and distributors to manufacture and distribute Sirius radios. If current manufacturers of Sirius radios fail to develop Sirius radios for timely commercial sale, at an affordable price and for mass market nationwide distribution, Sirius’ revenue and subscriber growth may be impeded and its business may be adversely impacted.

A bankruptcy or financial difficulties of a third party with whom Sirius has a significant relationship could harm Sirius’ results of operations.

In the event that any third party with whom Sirius has significant relationships, including any distributor, licensor, OEM or radio supplier, files a petition in or is assigned into bankruptcy or becomes insolvent, or makes any assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under applicable bankruptcy laws or insolvency laws with a trustee, or receiver appointed in respect of a substantial portion of its property, or in the event that such a third party liquidates or winds up its daily operations for any reason whatsoever, then Sirius’ business and results of operations would likely be materially adversely affected.

Sirius needs people with special skills to develop and maintain its service. If Sirius cannot find and keep these people, its business could suffer.

Sirius depends on the continued efforts of its executive officers and key employees, who have specialized technical knowledge regarding its repeater network, broadcast facilities, information technology systems and radio systems and business knowledge regarding the radio industry and subscription services. Sirius strives to retain key individuals by providing a competitive remuneration package. If Sirius loses the services of one or more of these employees, or fails to attract qualified replacement personnel, it could harm its business and its future prospects.

Sirius’ terrestrial repeater network may not provide an adequate level of reception and Sirius may be required to incur additional capital expenditures in order to enhance its repeater network; Sirius relies on CBC for certain operations and property management services as well as technical supervision and maintenance services for its repeater network.

Sirius has built a terrestrial repeater network. As Sirius continuously tests reception and receives direct consumer feedback, it may find that it requires more repeaters than it currently has in order to provide a level of signal availability that will be acceptable to its customers. To the extent Sirius needs a more robust repeater network than it currently has, its capital requirements may be higher than it anticipates and it may need to seek funding either through bank, equity or debt financing. Such financing may not be available and, if available, may not be available on commercially reasonable terms.

Sirius relies on CBC to provide certain operations and property management services as well as technical supervision and maintenance services in respect of its repeater network. If CBC fails to perform its obligations under this arrangement, it could adversely affect the performance of Sirius’ repeater network, which could reduce the attractiveness of its service to subscribers and its business could be adversely affected.

Sirius may from time to time modify its business plan, and these changes could adversely affect it and its financial condition.

Sirius regularly evaluates its plans and strategy. These evaluations often result in changes to its plans and strategy, some of which may be material and significantly change its cash requirements or results of operations. These changes in Sirius’ plans or strategy may include: the acquisition or termination of unique or compelling programming; the introduction of new features or services; significant new or enhanced distribution arrangements; and investments in infrastructure, such as equipment or radio spectrum; and acquisitions, including acquisitions that are not directly related to Sirius’ satellite radio business.

Rapid technological and industry changes could adversely impact Sirius’ services.

The audio entertainment industry is characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving standards. If Sirius is unable to keep pace with these changes, its business may be unsuccessful. Products using new technologies, or emerging industry standards, could make Sirius’ technologies less competitive in the marketplace.

Consumers could pirate Sirius’ services.

Individuals who engage in piracy may be able to obtain or rebroadcast Sirius’ satellite radio service or access the Internet transmission of Sirius’ services without paying the subscription fee. Although Sirius uses encryption technologies to mitigate the risk of signal theft, such technologies may not be adequate to prevent theft of the signals. If signal theft becomes widespread, it could harm Sirius’ business.

Changes in consumer protection laws and their enforcement could damage Sirius’ business.

Sirius engages in extensive marketing efforts to attract and retain subscribers to its services. Sirius employs a wide variety of communications tools as part of its marketing campaigns, including print, radio and online advertising, telemarketing efforts and email solicitations. Various governmental agencies have responsibility for consumer protection and have jurisdiction over components of Sirius’ consumer marketing efforts.

Consumer protection laws, rules and regulations are extensive and have developed rapidly. Consumer protection laws in certain jurisdictions cover nearly all aspects of Sirius’ marketing efforts, including the content of its advertising, the terms of consumer offers and the manner in which it communicates with subscribers and prospective subscribers. Sirius is engaged in considerable efforts to ensure that all its activities comply with federal and provincial laws, rules and regulations relating to consumer protection. Modifications to federal and provincial laws, rules and regulations concerning consumer protection, including decisions by federal and provincial courts and agencies interpreting these laws, could have an adverse impact on Sirius’ ability to attract and retain subscribers to its services. While Sirius monitors the changes in and interpretations of these laws in consumer-related settlements and decisions, and while Sirius believes that it is in material compliance with applicable laws, there can be no assurances that new laws or regulations will not be enacted or adopted, or preexisting laws or regulations will not be more strictly enforced, which might adversely affect Sirius’ operations.

Risks Related To Regulatory Matters

Failure to comply with CRTC and Industry Canada requirements could damage Sirius’ business.

As a licensee under the Broadcasting Act (Canada), Sirius is subject to CRTC policies and regulations, and the specific conditions of its broadcasting licence. Those conditions of licence include, amongst other things, those requirements listed above under the heading “Description of the Business  - Regulatory Matters”.

As one of two operators of a commercial satellite radio service in Canada, Sirius is subject to Industry Canada rules and regulations which require Sirius to meet certain conditions including the power level of radio emissions its receivers may produce, coordination of its satellite radio service with radio systems operating in the same range of frequencies in neighbouring countries and coordination of its communications links to its satellites or terrestrial repeaters with other systems that operate in the same frequency band. Non-compliance by Sirius with these conditions could result in additional costs, fines, additional licence conditions, licence revocation or other detrimental Industry Canada actions.

Sirius’ CRTC licence is conditional on its commitment to contribute a portion of its revenues each year to the development of Canadian content and talent which may adversely affect its profitability.

Pursuant to Sirius’ broadcasting licence, it must contribute, based on a prescribed percentage of its revenue each year, to the development of Canadian content, talent and capabilities over the term of the licence. In the event Sirius is unable to meet these contribution requirements, its licence could be revoked and it would lose its ability to continue operating in Canada.

The licence granted by the CRTC is valid for a period of six years and must be renewed prior to August 31, 2011 unless otherwise extended by the CRTC. The CRTC has no obligation to renew the licence and if the licence is renewed it may be on conditions different than those existing today. If Sirius is unable to renew this licence, then it will be unable to continue legally carrying on a satellite radio business in Canada. Sirius has applied for a one-year administrative extension to its current licence on the same terms and conditions as are currently in force.

Given the conditions of the licence imposed by the CRTC, Sirius may not be able to offer a service that is sufficiently competitive to other audio offerings, both in Canada and the U.S. If the Sirius service in Canada is substantially different from Sirius XM’s offering in the U.S., or if there are specific channels that are offered in the U.S. but are not offered by Sirius in Canada, Canadians may attempt to subscribe via the U.S. services (XM Satellite Radio or Sirius Satellite Radio in the U.S.) instead of with Sirius. A significant gray market for U.S. based satellite radio has already developed in Canada and its continued strength may have a material adverse effect on Sirius’ business.

Broadcasting licence fees are payable by Sirius to the CRTC, based on the broadcasting regulatory costs incurred each year by the CRTC and other federal departments or agencies, including spectrum management costs. A failure to pay these fees on a timely basis or at all could result in the loss of Sirius’ licence. Fees may vary from year to year based on increasing broadcasting regulatory costs incurred by the CRTC and other federal departments or agencies.

Sirius may be subject to interference from adjacent radio frequency users, such as recently licensed WCS telecommunications services. Further, Sirius may be restricted by Industry Canada in the transmitting power levels or the location(s) of the terrestrial repeater facilities that it will require to serve urban areas.

Industry Canada may require Sirius to correct any interference, at Sirius’ cost, to existing broadcasting or land-mobile services (including WCS licensees) caused by the operation of Sirius’ terrestrial repeaters. Sirius may also be required to bear the costs of relocating some incumbent Fixed Service (FS) Operators within the 2320-2356 MHz band, whose stations are within 300 kilometers of the terrestrial repeater transmitter sites.

Sirius is required to adhere to Safety Code 6 “Limits of Human Exposure to Radiofrequency Electromagnetic Fields in the Frequency Range from 3 kHz to 300 GHz” (“Safety Code 6”) prepared by the Radiation Protection Bureau of Health Canada in 1999, as amended from time to time. Sirius is required to conduct Radio Frequency surveys, at repeater facilities, in order to verify compliance with Safety Code 6, and if such facilities do not comply with Safety Code 6, Sirius may be required by Industry Canada to reduce power levels or curtail the transmissions from the terrestrial transmitters. This could result in service interruption to Sirius’ subscribers in areas where structures impede direct reception of the signals from the Sirius satellites.

Risks Related To Sirius’ Relationship with Sirius XM

On February 19, 2007, XM Satellite Radio Inc. entered into a merger agreement with Sirius Satellite Radio Inc. and Vernon Merger Corporation (“Merger Co.”). On July 28, 2008, subsequent to receiving all necessary regulatory approvals to complete the merger, XM Satellite Radio Inc. merged with and into Merger Co., and is now being operated as a wholly-owned subsidiary of Sirius XM, formerly, Sirius Satellite Radio Inc. Sirius XM which owns a direct 49.5% equity interest in Sirius and a 21.5% indirect equity interest in the Company, which is Sirius’ direct competitor in satellite radio service in Canada. Both Sirius and the Company are operated separately under their own respective broadcasting licences from the CRTC and are controlled by different persons.

Sirius has entered into an exclusive licence arrangement with Sirius Satellite Radio Inc., now Sirius XM, pursuant to which it provides the non-Canadian portion of Sirius’ service. Sirius will therefore continue to rely heavily on the services and relationships provided by Sirius XM. A breach of this agreement or a failure by Sirius or Sirius XM to perform their respective parts of the agreement could have serious financial consequences to Sirius’ business. Sirius’ agreement with Sirius XM, which became effective August 25, 2005, is for an initial term of twelve years. Certain renewal terms are yet to be negotiated. If Sirius is unable to renew or extend the agreement with Sirius XM at the conclusion of the twelve-year term, it would be very difficult to operate Sirius’ business.

As a result of this dependency, should Sirius XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, Sirius’ business may suffer as well.

Third-party content is an important part Sirius’ satellite radio service. In addition to the content provided to Sirius by Sirius XM, Sirius must develop or acquire content for all Canadian-produced channels on Sirius’ service. Obtaining third-party content can be expensive. Sirius may not be able to obtain and retain the third-party content it needs at all or within the costs contemplated by its business plan. In addition, Sirius XM may be unable to consistently obtain third-party content at a reasonable cost or renegotiate programming agreements successfully, which may adversely affect Sirius’ marketing efforts, its reputation and brand, its revenues and its business.

Sirius has the exclusive right and licence to commercially offer and provide to Canadian subscribers certain Sirius XM channels that are offered by Sirius XM in the U.S. as part of its Sirius satellite digital audio radio services, in combination with those Canadian channels Sirius supplies to Sirius XM, as transmitted by the Sirius XM satellite system or as retransmitted within Canada using terrestrial repeaters located in Canada. Sirius does not have a direct interest in the technology comprising the Sirius XM system. However, Sirius has agreed to bear a share of the cost of product development and this cost could be significant. Further, other parties may have patents or pending patent applications which will later mature into patents or inventions which may block Sirius XM’s ability to operate its system or may negatively affect Sirius’ ability to license its’ technology from Sirius XM. The loss of necessary technologies by Sirius XM could require it to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm the business of both of Sirius XM and Sirius. Litigation that is successfully brought by a third party against Sirius XM could require Sirius to seek alternative licences from third parties which may offer services of an inferior quality which could adversely affect Sirius’ business.

Sirius is also responsible for the payment of fees to Sirius XM in connection with the provision of information technology services from Sirius XM. The failure of Sirius XM to continue providing these services may have a material adverse effect on Sirius’ business.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below under the heading “Material Contracts”, no director or executive officer of Sirius, or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of voting securities of Sirius, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Sirius.

AUDITOR

The auditor of Sirius is Ernst & Young LLP.

MATERIAL CONTRACTS

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Sirius is a party:

•
Pursuant to an agreement made as of October 31, 2006 between DaimlerChrysler Canada Inc., (now Chrysler Canada Inc.), Freightliner Canada Ltd, Mercedes-Benz Canada Inc. (collectively, “Chrysler”) and Sirius, as amended, Chrysler has agreed to manufacture, market and sell vehicles for distribution in Canada that include receivers capable of receiving the Sirius broadcast in consideration for a share of the revenue generated from subscriptions to the Sirius service. In January 2009, Sirius and Mercedes-Benz Canada Inc. entered into a separate agreement with respect to matters similar in all material respects to those in the agreement with Chrysler.

•
Pursuant to an agreement made as of May 31, 2006 between Ford Motor Company of Canada, Limited (“Ford”) and Sirius, as amended, Ford has agreed to manufacture, market and sell vehicles for distribution in Canada that include receivers capable of receiving the Sirius broadcast in consideration for a share of the revenue generated from subscriptions to the Sirius service.

•
Pursuant to an Amended and Restated Licence and Services Agreement made as of August 24, 2005 between Sirius XM and Sirius, as amended, Sirius has certain broadcast rights for the Sirius XM music and voice channels in Canada. In consideration for these and other rights granted under this agreement, Sirius pays Sirius XM a royalty equal to a percentage of Sirius’ gross revenues based on subscriber levels (ranging between 5% to 15% and currently set at 10%). In addition to the royalty fee, Sirius XM is reimbursed for certain costs incurred to provide the Sirius service, including certain costs incurred by Sirius XM for product development, as well as information technology support costs.

•
Pursuant to an Amended and Restated Licence Agreement made as of August 24, 2005 between CBC and Sirius, CBC has granted Sirius a licence to broadcast certain radio channels produced by CBC over Sirius’ online services.

APPENDIX “G”

FINANCIAL STATEMENTS OF SIRIUS

Audited Financial Statements

Sirius Canada Inc.

As at and for the years ended December 31, 2009, 2008 and 2007

Unaudited Financial Statements
As at and for the three and nine months ended
September 30, 2010 and 2009

AUDITORS’ REPORT

To the Board of Directors of
Sirius Canada Inc.

We have audited the balance sheets of Sirius Canada Inc. as at December 31, 2009 and 2008 and the statements of operations and comprehensive income (loss), changes in shareholders’ deficiency and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada, March 19, 2010 (except as to note 15, which is as of November 24, 2010).	/s/ Ernst & Young LLP Chartered Accountants, Licensed Public Accountants

SIRIUS CANADA INC.

BALANCE SHEETS

(Expressed in Canadian dollars)

	As at September 30, 2010	As at December 31, 2009	As at December 31, 2008
	$	$	$
	(unaudited)
ASSETS
Current
Cash	49,278,899	24,677,367	36,356,435
Accounts receivable	7,228,780	12,829,792	10,185,585
Prepaid assets	1,398,228	1,520,476	772,914
Inventory (note 5)	279,885	598,488	653,422
Total current assets	58,185,792	39,626,123	47,968,356
Property and equipment, net (notes 3 and 6)	2,752,894	3,552,764	4,400,323
Intangible assets, net (notes 3 and 7)	4,003,169	3,037,628	3,777,533
Other assets	36,720	36,720	36,720
Total assets	64,978,575	46,253,235	56,182,932
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable	4,571,930	6,979,976	5,131,147
Accrued liabilities	22,366,069	22,453,432	35,293,243
Due to related parties (notes 4 and 15)	19,977,262	15,806,771	28,406,807
Future tax liability (note 13)	1,093,647	914,140	681,181
Deferred revenue	84,319,295	75,748,514	70,874,989
Deferred leasehold inducement	42,890	42,890	42,890
Total current liabilities	132,371,093	121,945,723	140,430,257
Deferred revenue	13,604,272	16,408,547	17,706,929
Deferred leasehold inducement	207,304	239,472	282,362
Total liabilities	146,182,669	138,593,742	158,419,548
Commitments (notes 4 and 12)
Shareholders’ deficiency
Share capital (note 8)	36,000,100	36,000,100	36,000,100
Accumulated deficit	(117,204,194)	(128,340,607)	(138,236,716)
Total shareholders’ deficiency	(81,204,094)	(92,340,507)	(102,236,616)
Total liabilities and shareholders’ deficiency	64,978,575	46,253,235	56,182,932

See accompanying notes

SIRIUS CANADA INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,		Years ended December 31,
	2010	2009	2010	2009	2009	2008	2007
	$	$	$	$	$	$	$
	(unaudited)		(unaudited)
REVENUE
Broadcasting	40,196,357	34,647,685	111,541,548	97,790,013	133,467,044	111,491,399	62,707,163
Equipment	254,644	154,329	740,208	502,125	813,252	962,356	647,524
	40,451,001	34,802,014	112,281,756	98,292,138	134,280,296	112,453,755	63,354,687
EXPENSES
Cost of service (notes 4, 5 and 12)	13,300,613	8,747,300	33,932,455	22,257,229	33,668,817	36,487,698	23,569,633
Sales and marketing (note 4)	15,621,562	16,492,856	52,429,164	49,514,855	75,357,232	78,689,418	73,665,611
Information and technology (note 4)	1,420,288	1,182,955	4,230,677	4,126,395	5,588,710	5,421,746	3,980,465
General and administrative (notes 4 and 12)	2,417,545	1,853,786	6,265,951	5,728,764	4,220,126	7,035,566	5,926,930
Foreign exchange loss (gain)	(7,739)	311,748	120,820	330,336	296,619	(266,254)	138,859
Amortization (notes 6 and 7)	735,411	620,534	1,944,209	1,760,997	2,353,222	2,349,363	1,820,212
	33,487,680	29,209,179	98,923,276	83,718,576	121,484,726	129,717,537	109,101,710
Income (loss) before interest income	6,963,321	5,592,835	13,358,480	14,573,562	12,795,570	(17,263,782)	(45,747,023)
Interest income (note 9)	74,591	14,281	111,522	165,516	177,498	633,083	619,728
Net and comprehensive income (loss) for the period	7,037,912	5,607,116	13,470,002	14,739,078	12,973,068	(16,630,699)	(45,127,295)

See accompanying notes

SIRIUS CANADA INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
(Expressed in Canadian dollars)

	Common shares
	Class A		Class B		Class C		Total common shares	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ deficiency
	#	$	#	$	#	$	$	$	$	$
Balance at December 31, 2007	6,262	63	3,738	37	3,600,000	36,000,000	36,000,100	(118,477,468)	-	(82,477,368)
Dividends (note 8)	-	-	-	-	-	-	-	(2,887,891)	-	(2,887,891)
Net income (loss) for the year	-	-	-	-	-	-	-	(16,630,699)	-	(16,630,699)
Part VI.1 tax (note 13)	-	-	-	-	-	-	-	(240,658)	-	(240,658)
Balance at December 31, 2008	6,262	63	3,738	37	3,600,000	36,000,000	36,000,100	(138,236,716)	-	(102,236,616)
Dividends (note 8)	-	-	-	-	-	-	-	(2,844,000)	-	(2,844,000)
Net income (loss) for the year	-	-	-	-	-	-	-	12,973,068	-	12,973,068
Part VI.1 tax (note 13)	-	-	-	-	-	-	-	(232,959)	-	(232,959)
Balance at December 31, 2009	6,262	63	3,738	37	3,600,000	36,000,000	36,000,100	(128,340,607)	-	(92,340,507)
Dividends (note 8)	-	-	-	-	-	-	-	(2,154,082)	-	(2,154,082)
Net income (loss) for the nine-month period	-	-	-	-	-	-	-	13,470,002	-	13,470,002
Part VI.1 tax (note 13)	-	-	-	-	-	-	-	(179,507)	-	(179,507)
Balance at September 30, 2010 (unaudited)	6,262	63	3,738	37	3,600,000	36,000,000	36,000,100	(117,204,194)	-	(81,204,094)

See accompanying notes

SIRIUS CANADA INC.
STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,		Years ended December 31,
	2010	2009	2010	2009	2009	2008	2007
	$	$	$	$	$	$	$
	(unaudited)		(unaudited)
OPERATING ACTIVITIES
Net income (loss) for the period	7,037,912	5,607,116	13,470,002	14,739,078	12,973,068	(16,630,699)	(45,127,295)
Add item not involving cash
Amortization	735,411	620,534	1,944,209	1,760,997	2,353,222	2,349,363	1,820,212
Net change in non-cash working capital balances related to operations (note 9)	659,405	(19,647,316)	11,063,206	(32,640,287)	(25,787,697)	40,759,475	45,529,541
Cash provided by (used in) operating activities	8,432,728	(13,419,666)	26,477,417	(16,140,212)	(10,461,407)	26,478,139	2,222,458
INVESTING ACTIVITIES
Purchase of property and equipment	(43,334)	-	(61,647)	(298,153)	(310,627)	(121,887)	(458,189)
Purchase of intangible assets	(616,171)	(1,388)	(1,814,238)	(771,410)	(907,034)	(626,301)	(1,407,008)
Cash used in investing activities	(659,505)	(1,388)	(1,875,885)	(1,069,563)	(1,217,661)	(748,188)	(1,865,197)
Net increase (decrease) in cash during the period	7,773,223	(13,421,054)	24,601,532	(17,209,775)	(11,679,068)	25,729,951	357,261
Cash, beginning of period	41,505,676	32,567,714	24,677,367	36,356,435	36,356,435	10,626,484	10,269,223
Cash, end of period	49,278,899	19,146,660	49,278,899	19,146,660	24,677,367	36,356,435	10,626,484

See accompanying notes

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS

(Information as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009 is unaudited)

1.	NATURE OF BUSINESS

Sirius Canada Inc. (“Sirius Canada” or the “Company”) was incorporated in July 2004 under the Canada Business Corporations Act and is a provider of satellite radio in Canada. The Company commenced providing service in December 2005 with 100 channels and has increased to 120 channels as at December 31, 2009.

The Company’s principal shareholders are the Canadian Broadcasting Corporation (“CBC”), 40% voting ownership; Slaight Communications Ltd. (“Slaight”), 40% voting ownership; and Sirius XM Radio Inc. (“Sirius XM”), 20% voting ownership. The Company broadcasts its signal through proprietary satellite network and uplink. Subscribers receive a radio signal through satellite radios which are factory installed by the Company’s OEM partners and sold at consumer electronics retailers. The Company is dependent upon Sirius XM to provide ongoing proprietary satellite network and uplink.

The Company has a single operating segment and all of the Company’s property and equipment and intangible assets are located in Canada.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are as follows:

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to the valuation of accounts receivable and other receivables, accounts payable and accrued liabilities and the useful lives of long-lived assets. The Company relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets or liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions.

Revenue recognition

The Company derives revenue primarily from subscriber service, activation fees (net of customer rebates earned) and sale of equipment. Revenue from subscribers consists of subscription fees, non-refundable activation fees, and the effects of rebates. Revenue is recognized as it is realized or realizable and earned.

The Company recognizes subscription fees as service is provided to the subscriber. Prepaid subscription fees are recorded as deferred revenue and amortized to revenue ratably over the term of the applicable subscription plan.

At the time of sale, vehicle owners purchasing or leasing a vehicle with a subscription to Sirius Canada’s service typically receive between a three-month and one-year prepaid subscription. Prepaid subscription fees received from automakers are recorded as deferred revenue and amortized to revenue ratably over the service period, upon activation. The Company reimburses automakers for certain costs associated with the satellite radio installed in the applicable vehicle at the time the vehicle is manufactured. The associated payments to the automakers are included in subscriber acquisition costs, which are part of sales and marketing. Although the Company receives payments from the automakers, they do not resell the service; the automakers facilitate the sale of the service to their customers, acting similarly to an agent. In the opinion of management, this is the appropriate characterization of the Company’s relationship with automakers since the Company is responsible for providing the service to the customers, including being obligated to the customers in the case of an interruption of service.

Activation fees are recognized evenly over the estimated term of a subscriber relationship which is based upon historical customer subscription terms of similar businesses. The Company currently estimates this period to be 3.5 years.

Equipment revenue from the direct sale of satellite radios and accessories is recognized upon shipment. Shipping and handling costs billed to customers are recorded as revenue. Shipping and handling costs associated with shipping goods to customers are recorded within cost of service expense.

Interest income is accrued as earned.

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009 is unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average exchange rates prevailing during the year. All exchange gains or losses are included in the determination of net income (loss) for the period.

Inventory

Inventory is valued at the lower of invoiced cost and net realizable value using a standard costing system. The balance consists of finished goods.

Property and equipment

Property and equipment are reported at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives of the Company’s property and equipment as follows:

Terrestrial repeaters	7 years
Computer hardware	3 years
Office equipment	3 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

Intangible assets

Intangible assets with definite useful lives are amortized over their useful lives using the straight-line method as follows:

Computer software	3 - 5 years
Computer software licenses	Term of license

The Company evaluates the recoverability of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible assets may not be recoverable.

Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. This valuation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets. If these future cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect its evaluations of asset recoverability.

Employee savings plan

The Company sponsors the Sirius Canada Inc. Group Registered Retirement Savings Plan (“RRSP”)/Deferred Profit Sharing Plan (“DPSP” (the “Plan”) for eligible employees. The Plan allows eligible employees to voluntarily contribute to a Group RRSP subject to certain defined limitations. Currently, the Company matches 100% of an employee’s voluntary contributions via a DPSP, up to 4% of an employee’s pre-tax base salary, in the form of cash contributions. The total expense resulting from the Company’s matching contribution to the Plan for the three-month and nine-month periods ended September 30, 2010 was $64,544 and $193,145, respectively, compared with $59,204 and $183,388 for the corresponding periods in 2009 (years ended December 31, 2009, 2008 and 2007 were $241,036, $205,164, and $178,834, respectively).

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009 is unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses. A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to apply when these assets or liabilities are expected to be realized or settled.

Advertising costs

Advertising costs are expensed as the services are received.

Subscriber acquisition costs

Subscriber acquisition costs consist of costs incurred to acquire new subscribers and include hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a satellite radio and a prepaid subscription to the Company’s service in the sale or lease price of a new vehicle; subsidies paid for chip sets and certain other components used in manufacturing radios; device royalties for certain radios; commissions paid to retailers and automakers as incentives to purchase, install and activate radios; and provisions for inventory allowance. Subscriber acquisition costs do not include advertising, loyalty payments to distributors and dealers of radios and revenue share payments to automakers and retailers of radios.

Subsidies paid to radio manufacturers and automakers are expensed upon shipment of the product. Commissions paid to retailers and automakers are expensed upon either the purchase or activation of radios.

Financial instruments

All financial instruments are classified into the following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are included in the financial statements and are initially measured at fair values. Subsequently, all financial instruments are re-measured to fair value at each reporting period except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Held-for-trading financial instruments are subsequently measured at fair value and all gains and losses as a result of measurement are included in the statements of operations and comprehensive income (loss) in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or an impairment loss is recognized.

3.	ADOPTION OF NEW ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted Section 3064 of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook, “Goodwill and Intangible Assets”, which replaces the existing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. In conjunction with the issuance of this new standard, the CICA has amended Section 1000, “Financial Statement Concepts”. These changes clarify the criteria for asset recognition for an internally developed intangible asset and reinforce the distinction between costs that should be expensed and those that should be capitalized. This standard was applied retrospectively by the Company in 2009, with restatement of prior periods. Upon adoption of this standard, the Company reclassified the net carrying value of its computer software and computer software licenses from property and equipment to intangible assets. As at September 30, 2010, the resulting adjustment that was recorded in the Company’s financial statements was $4,003,169 from property and equipment, net, to intangible assets, net (years ended December 31, 2009 and 2008 were $3,037,628 and $3,777,533, respectively). Corresponding adjustments of $447,833 and $1,082,692 for the three-month and nine-month periods ended September 30, 2010, respectively, were made from amortization of property and equipment to amortization of intangible assets compared with $305,780 and $900,167 for the corresponding periods in 2009 (years ended December 31, 2009, 2008 and 2007 were $1,215,076, $1,231,392, and $911,450, respectively).

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company is currently assessing the impact of the adoption of IFRS on its financial statements.

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009 is unaudited)

3.	ADOPTION OF NEW ACCOUNTING POLICIES (Continued)

Section 1582 of the CICA Handbook, “Business Combinations”, replaces the existing Section 1581, “Business Combinations”. The CICA also issued Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which replaces Section 1600, Consolidated Financial Statements. These new sections are based on the IASB’s IFRS 3, “Business Combinations”, and will replace the existing guidance on business combinations and consolidated financial statements. The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The three new standards have to be adopted concurrently and will apply to the Company’s financial statements for the year ended December 31, 2011.

4.	RELATED PARTY TRANSACTIONS

Amounts due to related parties consist of the following:

	September 30, 2010	December 31, 2009	December 31, 2008
	$	$	$
	(unaudited)
CBC (i)	5,162,350	4,500,280	6,849,061
Slaight (i)	4,397,545	3,672,723	4,715,467
Sirius XM (ii)	10,417,367	7,633,768	16,842,279
	19,977,262	15,806,771	28,406,807

Related party transactions with the parties listed above included within the statement of operations and comprehensive income (loss) are as follows:

	Three months ended September 30,		Nine months ended September 30,		Years ended December 31,
	2010	2009	2010	2009	2009	2008	2007
	$	$	$	$	$	$	$
	(unaudited)		(unaudited)
Cost of service	4,698,130	2,467,091	9,604,881	7,539,933	10,918,722	10,809,754	7,856,978
Sales and marketing	1,713,936	2,305,529	5,951,697	7,675,813	7,893,902	11,162,698	9,247,054
Information and technology	717,479	729,002	2,145,379	2,409,786	3,119,136	3,046,882	1,391,578
General and administrative	-	-	10,853	-	-	75,885	-
	7,129,545	5,501,622	17,712,810	17,625,532	21,931,760	25,095,219	18,495,610

These transactions have been measured at their respective exchange amounts, being the consideration established and agreed to by the related parties.

For the nine-month period ended September 30, 2010, intangible assets totalling $233,933 were purchased from Sirius XM relating to computer software.

For the year ended December 31, 2009, property and equipment totalling $157,760, and intangible assets totalling $239,312 relating to purchases made for terrestrial repeater upgrades from CBC and computer hardware and computer software from Sirius XM are presented within the balance sheet.

For the year ended December 31, 2008, property and equipment totalling $380,764, and intangible assets totalling $671,176 relating to purchases made for terrestrial repeater upgrades from CBC and computer hardware and computer software from Sirius XM are presented within the balance sheet.

(i)
The Company entered into two 12-year non-exclusive, non-transferable license agreements with CBC and Slaight whereby the Company has obtained distribution rights to transmit channels currently owned by the parties within Canada. The amounts owing to CBC and Slaight for the distribution rights, as at September 30, 2010 and for the nine-month period then ended, have been accrued and expensed subject to the terms below. Effective September 1, 2008, the obligation for Slaight to provide these production channels was terminated.

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009 is unaudited)

4.	RELATED PARTY TRANSACTIONS (Continued)

(ii)
In fiscal 2005, the Company entered into a license and service agreement with Sirius XM whereby the Company acquired the right to distribute channels owned or licensed by Sirius XM within Canada. In return, the Company is obligated to pay Sirius XM a percentage of its gross revenue, to a maximum of 15%.

For each of the agreements with CBC and Slaight, one-half of the amounts was deferred, with the exception of one Slaight channel. For the agreement with Sirius XM, the full amount was deferred. The Company’s obligation to pay the amounts owed under the license and service agreement was deferred until the first of the following events occurred:

(a)	all or a substantial part of the assets, or control of the Company, is sold to a third party acting at arm’s length with each of the shareholders;

(b)	an initial public offering; or

(c)	the Company achieves positive free cash flow, defined as cash from operations, including working capital, less cash applied to capital expenditures, over a period of 12 consecutive months.

Should the events (a) or (b) occur first, then all of the deferred programming costs shall be paid upon the date of the closing of the sale or the initial public offering. Should the Company achieve (c) first, then 50% of the available positive free cash flow will be used to pay any outstanding deferred royalties payable to Sirius XM and any outstanding deferred incremental programming costs payable to CBC and Slaight on a pari passu basis, until such time all amounts have been paid in full. All amounts outstanding are non-interest bearing.

During the year ended December 31, 2008, the Company achieved the condition as stipulated in (c) and reclassified all amounts payable to related parties as current. In 2010, these amounts are being paid out to the related parties in accordance with the license agreements and the license and service agreement.

Future minimum annual commitments to related parties under the license agreements and the license and service agreement noted above are included in note 12. In addition to the license agreements and the license and service agreement listed above, the Company has accumulated dividends owing to shareholders as described in note 8.

5.	INVENTORY

Inventory consists of the following:

	September 30, 2010	December 31, 2009	December 31, 2008
	$	$	$
	(unaudited)
Finished goods	279,885	598,488	653,422

The amount of inventory recognized as an expense in cost of service for the three-month and nine-month periods ended September 30, 2010 was $360,549 and $992,254, respectively, compared with $129,989 and $382,925 for the corresponding periods in 2009 (years ended December 31, 2009, 2008 and 2007 were $1,076,529, $750,095, and $592,669, respectively). The write-down of inventory recognized as an expense in sales and marketing for the three-month and nine-month periods ended September 30, 2010 and 2009 was nil (years ended December 31, 2009, 2008 and 2007 were nil, $127,859, and nil, respectively).

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009 is unaudited)

6.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	September 30, 2010
	Cost	Accumulated amortization	Net book value
	$	$	$
	(unaudited)
Terrestrial repeaters	4,785,439	2,977,678	1,807,761
Computer hardware	1,230,410	988,975	241,435
Office equipment	116,447	90,193	26,254
Furniture and fixtures	433,032	225,021	208,011
Leasehold improvements	991,650	522,217	469,433
	7,556,978	4,804,084	2,752,894

	December 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$
Terrestrial repeaters	4,785,439	2,466,357	2,319,082
Computer hardware	1,168,763	857,219	311,544
Office equipment	116,447	72,774	43,673
Furniture and fixtures	433,032	178,568	254,464
Leasehold improvements	991,650	367,649	624,001
	7,495,331	3,942,567	3,552,764

	December 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$
Terrestrial repeaters	4,755,199	1,784,309	2,970,890
Computer hardware	981,381	663,770	317,611
Office equipment	116,447	49,485	66,962
Furniture and fixtures	420,516	118,507	302,009
Leasehold improvements	931,201	188,350	742,851
	7,204,744	2,804,421	4,400,323

Total amortization expense presented within the statements of operations and comprehensive income (loss) which relates to property and equipment for the three-month and nine-month periods ended September 30, 2010 was $287,578 and $861,517, respectively, compared with $314,754 and $860,830 for the corresponding periods in 2009 (years ended December 31, 2009, 2008 and 2007 were $1,138,146, $1,105,172, and $908,762, respectively).

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009 is unaudited)

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	September 30, 2010
	Cost	Accumulated amortization	Net book value
	$	$	$
	(unaudited)
Computer software	6,448,553	3,289,649	3,158,904
Computer software licenses	2,363,311	1,519,046	844,265
	8,811,864	4,808,695	4,003,169

	December 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$
Computer software	4,400,321	2,655,077	1,745,244
Computer software licenses	2,363,311	1,070,927	1,292,384
	6,763,632	3,726,004	3,037,628

	December 31, 2008
	Cost	Accumulated amortization	Net book value
	$	$	$
Computer software	4,197,866	1,861,101	2,336,765
Computer software licenses	2,090,595	649,827	1,440,768
	6,288,461	2,510,928	3,777,533

Total amortization expense presented within the statements of operations and comprehensive income (loss) which relates to intangible assets for the three-month and nine-month periods ended September 30, 2010 was $447,833 and $1,082,692, respectively, compared with $305,780 and $900,167 for the corresponding periods in 2009 (years ended December 31, 2009, 2008 and 2007 were $1,215,076, $1,231,392 and $911,450, respectively).

As at September 30, 2010, computer software totalling $230,022 (nil as at December 31, 2009 and 2008) represents internally developed intangible assets. The amount of computer software not yet subject to amortization at September 30, 2010 is $1,655,591 (nil as at December 31, 2009 and 2008). During both the three-month and nine-month periods ended September 30, 2010, $178,675 of accelerated amortization was recognized as a result of the expected termination of use of certain computer software in July 2011.

8.	SHARE CAPITAL

The Company’s authorized share capital consists of the following:

•	Unlimited number of voting Class A shares with no par value and no fixed dividends;

•	Unlimited number of non-voting Class B shares with no par value and no fixed dividends; and

•	Unlimited number of non-voting Class C shares with no par value and 8% cumulative dividends.

The Class A shares and Class B shares participate in the equity of the Company on an equal per share basis. Class C shares are redeemable by the Company at any time at the redemption price. Class C shareholders are entitled to cumulative dividends, payable when declared by the Board of Directors. As at September 30, 2010, the Company had accrued $13,172,252 (December 31, 2009  - $11,018,170; December 31, 2008  - $8,174,170) of cumulative dividends in accordance with its license agreements and the license and service agreement. As at September 30, 2010, no payments have been made in regards to these dividends. The above amount has been included in the due to related parties balance as detailed within note 4.

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009 is unaudited)

8.	SHARE CAPITAL (Continued)

The Company’s issued common shares consist of the following:

	Class A shares		Class B shares		Class C shares		Total
	#	$	#	$	#	$	$
Balance, September 30, 2010, and December 31, 2009, 2008 and 2007	6,262	63	3,738	37	3,600,000	36,000,000	36,000,100

9.	SUPPLEMENTAL CASH FLOW DISCLOSURE

The net change in non-cash working capital balances related to operations consists of the following:

	Three months ended September 30,		Nine months ended September 30,		Years ended December 31,
	2010	2009	2010	2009	2009	2008	2007
	$	$	$	$	$	$	$
	(unaudited)		(unaudited)
Decrease (increase) in assets
Accounts receivable	140,197	(99,237)	5,601,012	2,808,195	(2,644,207)	10,616,231	(13,337,047)
Other assets	477,063	(1,381,218)	440,851	(3,609,299)	(692,628)	(242,927)	(588,405)
Increase (decrease) in liabilities
Accounts payable	44,969	(854,812)	(2,408,048)	(3,312,482)	1,848,829	(4,151,123)	8,528,285
Accrued liabilities	2,223,068	(14,953,886)	1,695,053	(25,297,392)	(27,831,944)	9,190,347	19,512,477
Deferred revenue	(2,215,169)	(2,347,440)	5,766,506	(3,197,140)	3,575,143	25,389,837	31,455,704
Deferred leasehold inducement	(10,723)	(10,723)	(32,168)	(32,169)	(42,890)	(42,890)	(41,473)
Net change in non-cash working capital balances related to operations	659,405	(19,647,316)	11,063,206	(32,640,287)	(25,787,697)	40,759,475	45,529,541

Excluded from the statements of cash flows for the three-month and nine-month periods ended September 30, 2010 relating to purchases of property and equipment are investing activities of $360,724, compared with $234,604 for the corresponding periods in 2009 (years ended December 31, 2009, 2008 and 2007 were $360,724, $380,764 and $471,921, respectively). Also excluded from the statements of cash flows for the three-month and nine-month periods ended September 30, 2010 relating to the purchase of intangible assets are investing activities of $473,306, compared to nil for the corresponding periods in 2009 (years ended December 31, 2009, 2008 and 2007 were $239,313, $671,176 and $110,740, respectively). Excluded from the statements of cash flows for the three-month and nine-month periods ended September 30, 2010 are financing activities of $786,412 and $2,333,589, respectively, compared with $743,370 and $2,290,548 for the corresponding periods in 2009 (years ended December 31, 2009, 2008 and 2007 were $3,076,959, $3,128,547 and $3,320,523, respectively) relating to dividends and Part VI.1 tax that have not been paid.

Interest income received included in operating activities is as follows:

	Three months ended September 30,		Nine months ended September 30,		Years ended December 31,
	2010	2009	2010	2009	2009	2008	2007
	$	$	$	$	$	$	$
	(unaudited)		(unaudited)
Interest income received	74,591	14,281	111,522	165,516	177,498	633,083	619,728

10.	FINANCIAL INSTRUMENTS

The Company has designated the following classifications for its financial assets and financial liabilities:

Cash is classified as held-for-trading with a total carrying value of $49,278,899 (December 31, 2009  - $24,677,367; December 31, 2008  - $36,356,435). Interest income is earned on cash balances.

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months)
ended September 30, 2010 and 2009 is unaudited)

10.	FINANCIAL INSTRUMENTS (Continued)

Accounts receivable are classified as loans and receivable, which are measured at amortized cost, using the effective interest rate method. No interest in relation to these instruments was recognized in the financial statements as at September 30, 2010, December 31, 2009 or December 31, 2008.

Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost using the effective interest rate method. No interest in relation to these instruments was recognized in the financial statements as at September 30, 2010, December 31, 2009 or December 31, 2008.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments.

To perform sensitivity analysis, the Company assesses the impact of hypothetical changes in interest rates and foreign currency exchange rates on foreign currency denominated and interest-bearing financial instruments. Information provided by the analysis does not represent the Company’s view of future market changes, nor does it necessarily represent the actual changes in fair value that would occur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In reality, changes in one factor may result in a change to another, which may magnify or counteract the sensitivities.

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar, resulting from US dollar-denominated liabilities. The Company does not currently use foreign currency derivatives.

Most of the Company’s revenue and expenses are received or paid in Canadian dollars. The Company’s only exposure to material foreign currency risk is with respect to payments under OEM agreements and due to Sirius XM under a license and service agreement.

Given that the Company’s exposure is limited to payments to Sirius XM, management does not actively manage this risk.

As at September 30, 2010, the Canadian/US foreign exchange rate was 0.9718. Assuming that all other variables remain constant, a decrease of 10% [with opposite impacts on an increase of similar proportion] in the Canadian dollar would have the following impact on the ending balances of certain balance sheet items:

September 30, 2010
$ (unaudited)
Financial assets
Cash	27,302
Financial liabilities
Accounts payable	(38,180)
Accrued liabilities	(38,615)
Due to related parties	(276,194)
Net foreign exchange loss	(325,687)

The impact on the net income is equivalent to the net foreign exchange loss presented in the table above. There is no impact on other comprehensive income.

Interest rate risk

The Company is subject to interest rate risk from changes in interest rates on the Company’s cash balances.

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months)
ended September 30, 2010 and 2009 is unaudited)

10.	FINANCIAL INSTRUMENTS (Continued)

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk, primarily in relation to its cash and accounts receivable, both of which are uncollateralized.

The carrying amount of these financial assets represent the maximum credit exposure which as at the following dates was as follows:

	September 30, 2010	December 31, 2009	December 31, 2008
	$	$	$
	(unaudited)
Cash	49,278,899	24,677,367	36,356,435
Accounts receivable	7,228,780	12,829,792	10,185,585

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its cash with major chartered Canadian banks. Due to their short-term nature and placement with major chartered Canadian banks, cash is not exposed to material credit risk.

With respect to accounts receivable, exposure to credit risk varies due to the composition of individual customer balances. Subscription fees are received through either credit card payments or cheque remittances. The majority of subscriber billings are credit card transactions.

For cheque remittances, the Company regularly monitors customer balances to assess credit risk.

The Company assesses the credit risk of accounts receivable by evaluating the age of accounts receivable based on the invoice date. Accounts receivable are considered past due 31 days after the invoice date. The following table sets out details of the aging of accounts receivable that are outstanding and the related allowance for doubtful accounts:

	September 30, 2010	December 31, 2009	December 31, 2008
	$	$	$
	(unaudited)
Current	5,747,732	11,127,691	8,254,318
31-60 days	1,644,745	1,908,861	2,131,826
61-90 days	25,663	80,250	55,100
Over 90 days	131,321	294	18,274
Less: allowance for doubtful accounts	(320,681)	(287,304)	(273,933)
	7,228,780	12,829,792	10,185,585

No past due accounts have been renegotiated with different terms.

The Company believes that the concentration of credit risk of accounts receivable is limited as accounts receivable are widely distributed among many subscribers across Canada and there are no specific types of customers that have unique characteristics.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or the risk that those financial obligations have to be met at excessive cost. The Company’s management believes that cash flows from operations should be sufficient to cover committed cash requirements for capital investments, working capital and dividends in the future.

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months)
ended September 30, 2010 and 2009 is unaudited)

10.	FINANCIAL INSTRUMENTS (Continued)

These obligations and their maturities are as follows:

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Accounts payable	$4,571,930	$4,571,930	$-	$-	$-
Accrued liabilities	22,366,069	22,366,069	-	-	-
Due to related parties	19,977,262	19,977,262	-	-	-
Operating leases and other commitments	34,255,000	14,567,000	9,070,000	6,435,000	4,183,000
Total	$81,170,261	$61,482,261	$9,070,000	$6,435,000	$4,183,000

Fair value

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties approximate their fair values due to the short-term nature of these financial instruments.

Capital disclosures

The Company’s objectives when managing capital are to:

(a)	maintain financial flexibility to meet financial obligations and growth objectives; and

(b)	maintain a capital structure that allows multiple financing options to the Company should a financing need arise.

The Company defines the capital that it manages as its shareholders’ deficiency. In managing capital, the Company focuses on liquid resources available for operations. The need for sufficient liquid resources is considered in the preparation of an annual budget and in the monitoring of cash flows and actual operating results compared to the budget.

The basis for the Company’s capital structure is dependent on the Company’s expected growth, financial obligations and changes in the business. To maintain or adjust its capital structure, the Company may issue additional shares or raise debt.

The Company’s objectives and strategies are reviewed periodically.

11.	CREDIT FACILITY

On November 1, 2006, Sirius Canada established a credit facility of up to $10,000,000 to be used for general corporate purposes with its current financial institution. The credit facility accumulates interest payable at a rate of prime plus 1% per annum, payable monthly. An administration fee of $10,000 per annum will accrue and be payable annually. Maturity of the credit facility is upon demand by the bank. On January 12, 2009, the Company’s credit facility was terminated.

12.	COMMITMENTS

Future minimum annual lease payments under operating leases for premises and equipment, license and service agreements and contractual obligations are approximately as follows:

$
2011	14,567,000
2012	5,459,000
2013	3,611,000
2014	3,290,000
2015	3,145,000
Thereafter	4,183,000
34,255,000

In addition to the above operating commitments, the Company has related party commitments which are detailed within note 4.

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months)
ended September 30, 2010 and 2009 is unaudited)

12.	COMMITMENTS (Continued)

In previous years, the Company had accrued its best estimates of amounts due related to regulatory tariffs for the period from inception in 2005 to date. On April 8, 2009, the Copyright Board of Canada issued a decision dealing with royalties to be paid by satellite radio services for their use of music for the years 2005 to 2010. As at September 30, 2010, all amounts due and payable to the three copyright collectives have been paid. The amount paid relating to periods ended up to December 31, 2008 was $4,962,511 less than had previously been provided and this adjustment has been recorded as a reduction to cost of service for the year ended December 31, 2009.

On October 7, 2009, the Canadian Association of Broadcasters announced that its Board of Directors, along with other fee-paying stakeholders, approved the terms of a settlement agreement with the Government of Canada pertaining to the Part II license fee issue. The agreement provides that fees due to the Government of Canada, but not collected by the Canadian Radio- television and Telecommunications Commission (“CRTC”) for fiscal 2007, 2008 and 2009, will be waived. A fee will be payable in the future as a new Part II fee regime will be implemented. At the time of the agreement, an amount of $3,632,360 had been accrued for Part II fees and this amount has been recorded as a reduction to general and administrative expenses for the year ended December 31, 2009.

13.	INCOME TAXES

Future income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The reconciliation of the provision for income taxes computed at the statutory tax rates is as follows:

	Three months ended September 30,		Nine months ended September 30,		Years ended December 31,
	2010	2009	2010	2009	2009	2008	2007
	$	$	$	$	$	$	$
	(unaudited)		(unaudited)
Net income (loss) before taxes	7,037,912	5,607,116	13,470,002	14,739,078	12,973,068	(16,630,699)	(45,127,295)
Statutory tax rate	31.0%	33.0%	31.0%	33.0%	33.0%	33.5%	36.1%
Income tax expense (benefit) at statutory tax rate	2,181,753	1,850,348	4,175,701	4,863,896	4,281,112	(5,571,284)	(16,290,953)
Permanent differences	24,167	-	72,501	-	-	-	-
Change in valuation allowance and rate changes	(2,205,920)	(1,850,348)	(4,248,202)	(4,863,896)	(4,281,112)	5,571,284	16,290,953
Net income tax expense (benefit)	-	-	-	-	-	-	-

Significant components of the Company’s estimated future tax assets and liabilities are as follows:

	September 30, 2010	December 31, 2009	December 31, 2008
	$	$	$
	(unaudited)
Tax basis in excess of book value	2,266,000	1,789,000	1,393,000
Future tax asset - reserve	247,000	609,000	4,498,000
Non-capital loss carryforward	22,981,000	26,339,000	31,367,000
Total future tax assets	25,494,000	28,737,000	37,258,000
Valuation allowance for future tax assets	(25,494,000)	(28,737,000)	(37,258,000)
Net future tax assets	-	-	-

A valuation allowance has been provided to fully offset the future tax assets as the Company is not certain that such benefits can be utilized in the near future.

The Company has included a Part VI.1 future tax liability of $1,093,647 as at September 30, 2010 (December 31, 2009 and December 31, 2008 were $914,140 and $681,181, respectively) for accumulated dividends to shareholders on their taxable preferred shares.

SIRIUS CANADA INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

(Information as at September 30, 2010 and for the three and nine months)
ended September 30, 2010 and 2009 is unaudited)

13.	INCOME TAXES (Continued)

As at September 30, 2010, the Company has approximately $91,924,000 in Canadian non-capital tax losses available to be applied against future years’ taxable income, which expire as follows:

$
2015	1,512,000
2026	48,529,000
2027	37,787,000
2028	4,096,000
91,924,000

14.	COMPARATIVE FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the September 30, 2010 financial statements.

15.	SUBSEQUENT EVENTS

On November 24, 2010, the Company and each of the shareholders (the “Vendors”) entered into a Purchase Agreement with Canadian Satellite Radio (“CSR”). The Purchase Agreement sets out the terms and conditions relating to the acquisition of all of the issued and outstanding shares of the Company by CSR (the “transaction”). As part of the consideration for such acquisition, CSR will issue to the Vendors a combination of Class A shares and Class B shares in CSR that is equivalent to 71,284,578 Class A shares in CSR. In the event that CSR’s total cash, cash equivalents and restricted investments balance is less than $9,000,000 at the closing of the transaction, each of the Vendors shall receive non-interest bearing promissory notes for the difference between the actual cash balance and $9,000,000. In accordance with Canadian GAAP, management has determined that the Company is the accounting acquirer and will be accounting for this transaction upon closing as a reverse takeover using the purchase method of accounting. This basis of accounting reflects the combination as a continuation of the financial statements of the Company adjusted for the legal capital of CSR.

In conjunction with the implementation of the transaction, a number of steps will be undertaken between the shareholders which will result in direct and indirect cash payments of a capital nature to the shareholders on closing.

The closing of the transaction is conditional upon approval by CSR’s shareholders, the competition bureau, the TSX and the CRTC, and a refinancing of CSR’s existing senior notes for new unsecured senior notes. The merger is expected to close in the second calendar quarter of 2011.

APPENDIX “H”

PRO FORMA FINANCIAL STATEMENTS OF THE COMPANY

Unaudited pro forma financial information reflecting the business combination of Canadian Satellite Radio Holdings Inc. (“CSR”) and Sirius Canada Inc. (“Sirius”)

PRO FORMA CONSOLIDATED STATEMENT OF LOSS
Three months ended November 30, 2010
(unaudited)

	CSR November 30, 2010	Sirius September 30, 2010	Financing Pro forma Adjustments	Acquisition and other Pro forma Adjustments	Note(s)	Pro forma Combined Group
Revenues	$15,389,426	$40,451,001	$-	$(735,634)	2 (f)	$55,104,793
Operating Expenses
Cost of revenue	8,426,944	13,300,613	-	(642,212)	2 (b), (c), (d)	21,085,345
General and administrative	3,483,943	3,837,833	-	(367,118)	2 (c), (d)	6,954,658
Merger costs	811,529	-	-	-		811,529
Stock based compensation	39,711	-	-	-		39,711
Marketing	4,904,455	15,621,562	-	1,009,330	2 (b)	21,535,347
Amortization of intangible assets and property and equipment	6,204,541	735,411	-	1,596,364	2 (f)	8,536,316
Total operating expenses	23,871,123	33,495,419	-	1,596,364		58,962,906
Operating profit (loss)	(8,481,697)	6,955,582	-	(2,331,998)		(3,858,113)
Interest revenue	(12,494)	(74,591)	-	-		(87,085)
Interest expense	4,856,461	-	(700,645)	-	2 (j)	4,155,816
Revaluation of derivative	(35,892)	-	-	-		(35,892)
Foreign exchange (gain) loss	(3,137,481)	(7,739)	2,884,447	-	2 (k)	(260,773)
Net earnings (loss)	$(10,152,291)	$7,037,912	$(2,183,802)	$(2,331,998)		$(7,630,179)
Basic and diluted loss per share	$(0.20)				3	$(0.06)

The related notes form an integral part of the unaudited pro forma financial information.

PRO FORMA CONSOLIDATED STATEMENT OF LOSS
YEAR-ENDED AUGUST 31, 2010
(unaudited)

	CSR August 31, 2010	Sirius August 31, 2010	Financing Pro forma Adjustments	Acquisition and other Pro forma Adjustments	Note(s)	Pro forma Combined Group
Revenues	$56,611,828	$145,899,082	$-	$(2,942,537)	2 (f)	$199,568,373
Operating Expenses
Cost of revenue	32,210,480	43,831,468	-	(1,554,485)	2 (b), (c), (d)	74,487,463
Reversal of part II license accrual	(1,186,832)	-	-	1,186,832	2 (c)	-
General and administrative	16,293,938	10,022,864	-	(2,942,906)	2 (c), (d)	23,373,896
Stock based compensation	2,088,328	-	-	-		2,088,328
Marketing	17,158,757	77,572,771	-	3,310,559	2 (b)	98,042,087
Amortization of intangible assets and property and equipment	24,764,414	2,420,902	-	6,385,455	2 (f)	33,570,771
Total operating expenses	91,329,085	133,848,005	-	6,385,455		231,562,545
Operating profit (loss)	(34,717,257)	12,051,077	-	(9,327,992)		(31,994,172)
Interest revenue	(47,702)	(97,188)	-	-		(144,890)
Interest expense	19,703,051	-	(3,193,591)	-	2 (j)	16,509,460
Debt repurchase	(7,076,232)	-	-	-		(7,076,232)
Revaluation of derivative	196,473	-	-	-		196,473
Foreign exchange (gain) loss	(2,757,319)	87,924	2,291,055	-	2 (k)	(378,340)
Net earnings (loss)	$(44,735,528)	$12,060,341	$902,536	$(9,327,992)		$(41,100,643)
Basic and diluted loss per share	$(0.88)				3	$(0.33)

The related notes form an integral part of the unaudited pro forma financial information.

PRO FORMA CONSOLIDATED BALANCE SHEET
As at November 30, 2010
(unaudited)

	CSR November 30, 2010	Sirius September 30, 2010	Financing Pro forma Adjustments	Acquisition and other Pro forma Adjustments	Note(s)	Pro forma Combined Group
Assets
Cash and cash equivalents	$4,111,766	$49,278,899	$21,553,000	$(43,685,252)	2 (p)	$31,258,413
Accounts receivable	2,219,430	7,228,780	-	-		9,448,210
Inventories	-	279,885	-	-		279,885
Prepaid expenses and other current assets	3,131,401	1,398,228	-	-		4,529,629
Restricted investment, letter of credit	4,000,000	-	-	-		4,000,000
Current assets	13,462,597	58,185,792	21,553,000	(43,685,252)		49,516,137
Long term prepaids and other assets	916,000	36,720	-	-		952,720
Property and equipment, net	9,261,142	2,752,894	-	-		12,014,036
Identifiable intangible assets, net	164,682,982	4,003,169	-	49,072,914	2 (e)	217,759,065
Goodwill	-	-	-	143,330,259	2 (e)	143,330,259
Total Assets	$188,322,721	$64,978,575	$21,553,000	$148,717,921		$423,572,217
Current Liabilities
Accounts payable and accruals	$24,149,223	$26,937,999	-	$700,000	2 (m)	$51,787,222
Due to related parties	-	19,977,262	-	(13,172,252)	2 (l)	6,805,010
Future tax liability	-	1,093,647	-	-	2 (o)	1,093,647
Interest payable	3,881,028	-	-	(400,000)	2 (a)	3,481,028
Deferred leasehold inducement	-	42,890	-	-		42,890
Deferred revenue	29,425,373	84,319,295	-	(2,942,538)	2 (e)	110,802,130
	57,455,624	132,371,093		(15,814,790)		174,011,927
Long term debt	118,748,889	-	24,608,927	5,635,409	2 (j)	148,993,225
Deferred revenue	7,184,720	13,604,272	-	(718,472)	2 (e)	20,070,520
Future tax liability	-	-	-	18,750,000	2 (o)	18,750,000
Other long term obligations	11,032,385	207,304	-	734,078	2 (e) (iii)	11,973,767
Total liabilities	194,421,618	146,182,669	24,608,927	8,586,225		373,799,439
Shareholders’ equity (deficiency)
Share capital	334,152,570	36,000,100		(334,152,570)	2 (q)
				157,146,913	2 (a), (e) (i)
				(734,078)	2 (e) (iii)
				(26,013,000)	2 (l)	166,399,935
Contributed surplus	29,886,938	-		(29,886,938)	2 (q)
				2,311,115	2 (e) (ii)	2,311,115
Deficit	(370,138,405)	(117,204,194)		370,138,405	2(q)
				(734,078)	2 (e) (iii)
			(3,055,927)	3,055,927	2 (g), (i)
				(1,000,000)	2 (m), (n)	(118,938,272)
Total shareholders’ equity (deficiency)	(6,098,897)	(81,204,094)	(3,055,927)	140,131,696		49,772,778
Total liabilities and shareholders’ equity (deficiency)	$188,322,721	$64,978,575	$21,553,000	$148,717,921		$423,572,217

The related notes form an integral part of the unaudited pro forma financial information.

NOTES TO PRO FORMA FINANCIAL INFORMATION

(unaudited)

(amounts in Canadian dollars, unless noted)

1.	BASIS OF PRESENTATION

The unaudited pro forma financial information reflects the proposed combination transaction combining the operations of Canadian Satellite Radio (“CSR” or “XM”) and Sirius Canada Inc. (“Sirius”) as a consolidated entity (the “Combined Group”), effect of cash and promissory notes payments to Sirius shareholders, the proposed concurrent refinancing transactions and other related transactions.

CSR will issue from treasury a combination of its Class A Shares and Class B Shares that is equivalent to 71,284,578 Class A Shares (the “Consideration Shares”) to the shareholders of Sirius, with the allocation and number of such Class A Shares and Class B Shares being determined prior to closing in accordance with the provisions of the Securities Purchase Agreement. The Consideration Shares will represent approximately a 58% equity interest in CSR immediately following closing of the transaction, with the current CSR shareholders retaining a 42% equity interest (in each case the ratio was determined on a partially diluted basis, after taking the potential future exercise of in-the-money stock options into account). Accordingly, the transaction will be accounted for as a reverse takeover whereby Sirius is deemed to be the acquirer of CSR, using the purchase method of accounting. This basis of accounting reflects the combination as a continuation of the financial statements of Sirius adjusted for the legal capital of CSR. The refinancing transactions, which are further described below, have been included in the unaudited pro forma financial information on the basis that completion of the combination transaction, in addition to other conditions, is conditional upon the refinancing transactions being completed. This unaudited pro forma financial information assumes the conditions set out in the purchase agreement have been satisfied or waived, the refinancing transactions have been completed (as further explained in the assumptions) and the necessary approvals have been obtained.

In the event that CSR has a cash balance (including cash, cash equivalents and restricted investments) at closing, excluding any impact of the refinancing, including costs incurred related to the financing (“Closing Cash Balance”), that is less than $9 million (the “Required Cash Balance”), the current shareholders of Sirius shall receive non-interest bearing promissory notes (the “Promissory Notes”) from Sirius or the Combined Group in an aggregate principal amount equal to the Required Cash Balance, minus, the CSR Closing Cash Balance (“the Sirius Note Distribution Amount”). The unaudited pro forma consolidated balance sheet reflects an adjustment for the deficiency of CSR from the Required Cash Balance based on CSR’s cash balance as at November 30, 2010; however, the actual Promissory Notes will be based on the cash balance as at the closing date.

In the event that Sirius has a Closing Cash Balance that is greater than the Required Cash Balance of $9 million, the Vendors shall receive from Sirius or the Combined Group, directly or indirectly, such excess amount in cash and promissory notes on or immediately prior to the closing of the transaction (the “Sirius Cash Distribution Amount”). The Sirius Cash Distribution Amount will be paid in cash at closing and via promissory notes that will become payable if final resolution of certain contingencies is in favour of Sirius. The unaudited pro forma consolidated balance sheet reflects an adjustment for the excess cash to be paid based on Sirius’ cash balance as at September 30, 2010 (described further in note 2 (l)). The promissory notes have not been recorded as a liability in the pro forma balance sheet as the contingency to which the notes relate are currently accrued for as a liability of Sirius in the amount of approximately $1.1 million at September 30, 2010.

The unaudited pro forma consolidated statements of loss for the year ended August 31, 2010 and for the three months ended November 30, 2010 have been prepared as if the transaction had occurred on September 1, 2009 by combining the audited consolidated statement of operations and deficit of CSR for the year ended August 31, 2010 with the unaudited statement of operations and deficit of Sirius for the 12 months ended August 31, 2010 and the unaudited interim consolidated statement of operations and deficit of CSR for the three months ended November 30, 2010 with the unaudited interim statement of operations and deficit of Sirius for the three months ended September 30, 2010. The unaudited pro forma consolidated balance sheet as at November 30, 2010 has been prepared as if the transaction had occurred on that date by combining the unaudited consolidated balance sheet of CSR as at November 30, 2010 with the unaudited balance sheet of Sirius as at September 30, 2010.

The unaudited pro forma financial information:

•	has been prepared for illustrative purposes only, and;

•
does not purport to represent what the combined results of operations or financial position actually would have been if the transaction had actually occurred on September 1, 2009 or November 30, 2010, or what those results or financial position will be for any future periods;

•	is based on currently available information;

•
has not been adjusted to reflect any matters not directly attributable to the transactions for which there are firm commitments and for which the financial effects are objectively determinable. No adjustment, therefore, has been made for actions to be taken once the transaction is complete, such as any integration plans referred to in other sections of this Circular, except those which have been committed to as part of the purchase agreement or by the time this Circular was completed, and

NOTES TO PRO FORMA FINANCIAL INFORMATION (Continued)

(unaudited)

(amounts in Canadian dollars, unless noted)

1.	BASIS OF PRESENTATION (Continued)

•
The historical consolidated financial statements of CSR include certain unusual items related to the reversal of CRTC Part II license fee accruals and the gain on debt repurchase. In addition, the historical financial statements of Sirius include certain unusual items related to reversal of CRTC Part II licence fee accruals and reversal of the accrual for SOCAN fees. These unusual items have not been removed in the preparation of this unaudited pro forma financial information.

The unaudited pro forma financial information is prepared from and should be read in conjunction with:

•
CSR’s audited consolidated financial statements as at and for the year ended August 31, 2010 and the unaudited consolidated financial statements as at and for the three months ended November 30, 2010 and the related management’s discussion and analysis incorporated by reference in this Circular.

•
The Sirius audited consolidated financial statements as at and for the year ended December 31, 2009 and the unaudited consolidated financial statements as at and for the three and nine months ended September 30, 2010 and the related management’s discussion and analysis which are included elsewhere in this Circular (See Appendix F and G).

Sirius has a financial year end of December 31; however, it is required to provide the Canadian Radio and Television Commission with 12-month financial statements as at August 31. Accordingly, the unaudited 12-month financial statements ended August 31, 2010 have been used in the preparation of the unaudited pro forma consolidated statement of loss as these financial statements were available. For the three months ended November 30, 2010, Sirius did not prepare unaudited financial statements and accordingly, Sirius’ unaudited financial statements for the three months ended September 30, 2010 were used. The Sirius results for the three month period ended September 30, 2010 and the twelve month period ended August 31, 2010 include an overlapping period relating to the two month period ended August 31, 2010, which was prepared by management and is unaudited. Revenues of $26,613,463, operating expenses of $21,499,458 and net income of $5,234,476 relate to this two month period.

These pro forma results reflect the impact of the following aspects of the transactions. The business combination transaction will be accounted for in accordance with CICA Handbook Section 1582, Business Combinations.

Adjustments related to combination transaction

•	Recognition of the identifiable assets acquired and liabilities assumed related to CSR, measured at estimated fair values.

•	Recognition of the consideration transferred in the combination based on the number of shares that would have been issued to the holders of equity interests of CSR, including vested options.

•
Recognition of the issuance of non-interest bearing promissory notes to the former shareholders of Sirius with payments of $0.9 million related to the difference between the Required Cash Balance of $9.0 million and the CSR cash balance at November 30, 2010 of $8.1 million as a reduction of the consideration transferred.

Adjustments related to other transactions occurring concurrently with [or prior to] the combination transaction

•
Payment, directly or indirectly by Sirius or the Combined Group, of Sirius’ closing cash balances in excess of $9.0 million, net of amounts provided by Sirius for a contingent liability of $1.1 million, to the former shareholders of Sirius as a transaction separate and apart from the business combination.

•
Payment of committed transaction costs to be paid at closing of CSR of $2.1 million and Sirius of $0.6 million related to the combination transaction as a separate transaction apart from the business combination.

•
Recognition of contractual severance payments due based on change of control provisions to members of senior management of CSR and Sirius of $2.1 million and $0.4 million respectively, and retention payments to other employees of CSR $0.4 million that will be paid or become payable on closing of the transaction as a separate transaction apart from the business combination.

•	Payment of interest accrued on CSR’s convertible notes as at November 30, 2010 by the issuance of 103,323 Class A shares of CSR.

Adjustments related to refinancing

•
Recognition of the proposed extinguishment of the US$69.8 million principal amount of 12.75% Senior Notes due 2014 of CSR outstanding at November 30, 2010 resulting from the exchange of US$60.0 million of $US denominated notes for principal amount of new senior notes in the amount of $60.0 million and the settlement of $US Senior Notes due 2014 of US$9.8 million in cash including transaction costs of $0.9 million and fees paid to holders of the $US notes of $1.0 million (see note 2 (g) for further details).

NOTES TO PRO FORMA FINANCIAL INFORMATION (Continued)

(unaudited)

(amounts in Canadian dollars, unless noted)

1.	BASIS OF PRESENTATION (Continued)

•	The issuance of new senior notes of $70.0 million (see note 2 (h) for more details), for proceeds of $68.2 million net of expected transaction costs of $1.8 million.

•	The repayment of promissory notes I, promissory notes II and XM credit facility for cash of US$34.9 million ($34.9 million)(see note 2 (i) for further details).

The Canadian US$ exchange rate used for purposes of translating proposed transactions denominated in US$ is the exchange rate at December 31, 2010 which was 1:1. The actual exchange rates at the closing of transactions may change and such changes may be material.

The amounts included in this unaudited pro forma financial information include various estimates including, but not limited to, the fair value of the consideration to be transferred, amount of promissory notes to be issued, transaction costs and fair values of assets acquired and liabilities assumed, fair value of existing debt instruments and foreign exchange rates. The amounts of these estimates may vary to actual amounts and such adjustments could be material.

The combined company expects to incur significant costs associated with integrating Sirius’ and XM’s businesses. The unaudited pro forma combined financial statements do not reflect the costs of any integration activities or benefits that may result from synergies that may be derived from any integration activities. In addition to the committed transaction costs that have been noted above, the unaudited pro forma combined financial statements do not reflect one-time fees and expenses of $1.2 million expected to be paid by Sirius and $4.0 million expected to be paid by CSR as a result of the merger. The unaudited pro forma financial information also does not include any potential payments that may be made to Mr. Bitove under the Chair Amending Agreement.

The unaudited pro forma financial information is not intended to reflect the financial position and results of operations which would have actually resulted had the transaction and other adjustments been effected on the dates indicated. As a result of continuing operations, the amounts of assets and liabilities will change by the closing date and such changes may be material. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained in the future.

2.	PRO FORMA ADJUSTMENTS

The following describes the nature of pro forma adjustments made in the unaudited pro forma financial information. The unaudited pro forma financial information has been prepared in a manner to be materially consistent with the accounting policies adopted by Sirius. Certain reclassification of expenses have been made to conform the presentation of CSR operating expenses to the presentation adopted by Sirius as described below in adjustments b, c and d.

a)
The issuance of 103,323 Class A shares of CSR as a result of shares issued on December 31, 2010 in lieu of interest payments on CSR’s convertible notes accrued as at November 30, 2010 and reduction of interest payable of $0.4 million. There were no shares issued due to options being exercised or debt being converted into shares during the period from December 1 to December 31, 2010.

b)
Reclassify CSR’s revenue share to OEM distributors of $3,310,559 for the 12-months ended August 31, 2010 ($1,009,330 for the 3-months ended November 30, 2010), which was reported in CSR’s cost of revenue to marketing to conform to Sirius’ presentation.

c)
Reclassify CSR’s net recovery of CRTC fees of $691,294, comprised of the reversal of fees accrued in the prior year of $1,186,832, were presented in a separate line and the fees related to the current period of $495,538 for the 12-months ended August 31, 2010 (expense of $177,073 for the 3-months ended November 30, 2010), which were included in CSR’s cost of revenue to general and administrative to conform to Sirius’ presentation.

d)
Reclassify CSR’s credit card processing and third party collection fees of $2,251,612 for the 12-months ended August 31, 2010 ($544,191 for the 3-months ended November 30, 2010), which were reported in CSR’s general and administrative to cost of revenue to conform to Sirius’ presentation.

NOTES TO PRO FORMA FINANCIAL INFORMATION (Continued)

(unaudited)

(amounts in Canadian dollars, unless noted)

2.	PRO FORMA ADJUSTMENTS (Continued)

e)	Reflect a preliminary estimate of the consideration transferred, the measurement of CSR’s identifiable assets acquired and liabilities assumed and goodwill acquired.

Estimated purchase consideration		Notes
Fair value of common stock held by CSR shareholders	$157,146,913	i.
Fair value of vested and unvested CSR stock options	2,311,115	ii.
Less: Fair value of note to Sirius shareholders for cash deficiency	(734,078)	iii.
Total estimated consideration transferred	$158,723,950
Identifiable assets acquired and liabilities assumed
Current assets	31,515,597
Other long term assets	10,177,142
Intangible assets	213,755,896
Current liabilities (excluding deferred revenue)	(28,330,251)
Deferred revenue (current and long term portion)	(32,949,083)
Other liabilities	(11,032,385)
Long term future income tax liability	(18,750,000)
Long-term debt	(148,993,225)
Identifiable assets acquired and liabilities assumed	15,393,691
Goodwill	143,330,259

Preliminary allocation to intangible assets
	Carrying value	Fair value	Pro forma Adjustment
OEM agreements	$39,436,578	$96,000,000	$56,563,422
XM agreement	117,990,508	-	(117,990,508)
CRTC license	-	75,000,000	75,000,000
Subscribers	-	35,500,000	35,500,000
Other	7,255,896	7,255,896	-
Total	$164,682,982	$213,755,896	$49,072,914

The fair value of consideration transferred, identifiable assets acquired and liabilities assumed is required to be determined at the acquisition date and the date the combination transaction will close. The determination of these fair values is dependent upon the quoted price of CSR’s stock on the closing date, valuation of CSR’s stock options and valuations and other studies  that have not progressed to a stage where there is sufficient information to make a definitive determination of the fair values of the consideration transferred, assets acquired and liabilities assumed. The convertible debt in CSR is not consideration transferred as the host is a liability with an equity embedded derivative. The fair value amount has been allocated between liabilities and equity to separate the two components in the convertible debt. Additionally, a final determination of the consideration transferred and the fair value of CSR’s assets and liabilities will be based on the actual financial, tangible and intangible assets and financial and other liabilities of CSR that exist as of the acquisition date. Future income tax liabilities that will arise on the revaluation of CSR’s assets and liabilities are estimated to be $12.8 million and are expected to be offset by the recognition of future income tax assets of $12.8 million. The net future tax liability of $18.75 million recorded relates to the temporary difference on the CRTC licence which is assumed to reverse by sale. Remaining future tax benefits related to non-capital losses and other tax attributes have not been recognized in this unaudited pro forma financial information as there is not sufficient evidence to support realization of these future income tax assets. Accordingly, the pro forma determinations of the fair value of consideration transferred, assets acquired, liabilities assumed and goodwill are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed and have been made solely for the purpose of providing the unaudited pro forma combined financial information presented below. Such changes may be material. For the purposes of the pro forma financial information, management estimated the fair value of certain of CSR’s assets and liabilities using discounted cash flow models. The fair value of the CRTC broadcast licence was estimated using the Greenfield method. The key assumptions in applying the Greenfield method included projected revenues and expenses, the useful life of the licence being indefinite, discount rates, terminal values and start up costs. The fair value of the subscriber base and the OEM contracts were valued using projected discounted cash flows over the expected life of the assets, which were derived from projected revenues after being adjusted for attrition rates based on XM’s historical experience. The estimate of the fair value of OEM contracts incorporates assumptions about expected renewal periods of these contracts. Deferred revenue was fair valued using estimates to the cost to provide the services to customers plus a reasonable profit margin. Final valuations will be performed as at the acquisition date and changes in fair values may be material.

NOTES TO PRO FORMA FINANCIAL INFORMATION (Continued)

(unaudited)

(amounts in Canadian dollars, unless noted)

2.	PRO FORMA ADJUSTMENTS (Continued)

(i)
The estimated fair value of the common shares deemed to be issued has been based on the quoted price of CSR’s shares of $3.05 as at December 31, 2010. The number of CSR shares assumed to be outstanding is 51,523,578, which includes 24,277,544 Class A shares and 1/3 of 81,428,133 Class B shares outstanding as at November 30, 2010 adjusted for nil stock options exercised and 103,323 Class A shares issued in exchange for interest accrued on CSR’s convertible notes as at November 30, 2010. While the Class B shares provide the holder with voting control, for purposes of this pro forma financial information, no premium has been added to the quoted share price for those shares. The fair value of the share consideration may change at the closing date and any further share issuances on the exercise of options, warrants or conversion of debt and issuance of shares in lieu of interest prior to the closing date. As at November 30, 2010, there are outstanding options of 1,741,292. There were nil options exercised between November 30, 2010 and December 31, 2010. Based on the conversion rights included in CSR’s convertible notes, the holders of those instruments may convert the instrument into 6.9 million Class A shares of CSR at an exercise price of $5.92. As at December 31, 2010, no holders of the convertible notes have exercised their conversion rights. In addition, the XM credit facility may be converted into Class A shares at an exercise price of $16.00; however, the holder of the credit facility has agreed to accept payment in cash for the credit facility.

The estimated fair value of the share consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the combination is consummated. The fair value of the Class A or Class B shares issued as part of the consideration transferred will be measured on the closing date of the combination transaction at the then-current market price. This requirement will likely result in a different fair value for the shares to be issued in these unaudited pro forma condensed combined financial statements and that difference may be material. CSR believes that a price volatility of as much as 35% in the Class A common share price on the closing date of the merger from the common stock price assumed in the unaudited pro forma financial information is reasonably possible based upon the recent history of the price of the Class A common shares. A change of this magnitude would increase or decrease the CSR share consideration transferred by approximately $55 million, which would be reflected as an increase or decrease to goodwill.

(ii)
The fair value of the CSR stock options outstanding at November 30, 2010 have been remeasured in accordance with the guidance in CICA Handbook Section 3870, Stock-based Compensation and Other Stock-Based Payments to determine the estimated cost of such awards as at November 30, 2010. The stock options were remeasured using the Black-Scholes option pricing model and the following assumptions, risk-free interest rate of 0.5% to 2%; expected life of 2.6 to 6 years; expected dividend yield of nil%; and expected volatility of 88%.

Exercise price	Number outstanding	Remaining contractual life (years)	Estimated fair value of outstanding options	Pro rata number of options earned	Estimated fair value of earned options
$8.74	21,667	2.6	$18,929	21,667	$18,929
6.53	32,500	3.4	42,960	32,500	42,960
5.38	811,500	3.6	1,219,982	711,500	1,069,645
1.37	244,125	4.9	597,420	162,750	398,280
1.54	631,500	6	1,611,601	306,150	781,301
$3.49	1,741,292	4.6	$3,490,892	1,234,567	$2,311,115

The remeasured cost related to pre-combination services (“earned options”) of $2,311,115 has been included in the consideration transferred based on the portion of the vesting periods completed to November 30, 2010. The vesting period is based on the original vesting periods of the awards. The related remeasured cost was recorded in the unaudited pro forma consolidated balance sheet in contributed surplus. The remainder of the estimated remeasured cost of $1,179,777 will be reflected in future periods after the combination over a period of 1 to 6 years. The unaudited pro forma consolidated statements of loss have not been adjusted for the cost related to future services as the employees are still required to provide such services. The fair value of the share-based awards consideration may change at the closing date as a result of changes in assumptions for the valuation of stock options, the extent of any options exercised, future events that may cause acceleration of vesting periods and additional proportion of awards earned.

NOTES TO PRO FORMA FINANCIAL INFORMATION (Continued)

(unaudited)

(amounts in Canadian dollars, unless noted)

2.	PRO FORMA ADJUSTMENTS (Continued)

(iii)
Sirius shareholders will receive notes for the CSR Cash Deficiency which has been estimated to be $0.9 million based on CSR’s cash balance as at November 30, 2010. The notes will not be interest bearing and are due at the earlier of: a) 24 months following the date of the issuance of such notes, (b) the dates where the Combined Group is “free cash flow positive” as to be agreed upon by the Combined Group and the Vendors for a period of 6 consecutive months in the aggregate, and (c) such date as is determined by the board of directors of the Combined Group. The fair value of the note of $0.7 million has been estimated at the discounted amount from the outside maturity date of 24 months at an interest rate of 10%. The fair value of the notes may change at the closing date as a result of changes in CSR’s cash balance at the closing date, expected payment dates for the notes and discount rates for similar notes.

f)
Amortization of intangibles assets have been adjusted for incremental amortization as a result of the revaluation of intangibles assets as described in assumption e) above. The amortization method is based on the preliminary estimate of expected lives of the intangibles assets being consistent with the time periods used for the valuation of these assets.

	Fair value at acquisition	Average estimated useful lives (in years)	Pro forma adjustment to amortization expense for 3 months ended November 30, 2010	Pro forma adjustment to amortization expense for 12 months ended August 30, 2010
OEM agreements	$96,000,000	6 to 20 years	$1,856,733	$7,426,930
XM agreement	Nil	10	(2,949,763)	(11,799,051)
CRTC license	$75,000,000	Indefinite	n/a	n/a
Subscribers	$35,500,000	3.3	2,689,394	10,757,576
			$1,596,364	$6,385,455

Revenue has been adjusted by $735,634 for the three months ended November 30, 2010 and by $2,942,537 for the twelve months ended August 31, 2010 as a result of an adjustment to reduce the carrying value of CSR’s deferred revenue obligation at September 1, 2009 to its estimated fair value. The pro forma adjustment has been determined based on the same amortization periods as used by CSR for deferred revenue as at November 30, 2010.

g)
Adjustment for the exchange of the existing 12.75% US$ Senior Notes due 2014 for 9.75% Canadian dollar denominated Senior Notes due 2018 based on the condition in the combination agreement requiring the refinancing. The assumptions for the terms and conditions for the new financing are based on requirements of the combination agreement which CSR’s management reflects the best estimates of expected market conditions when the refinancing is proposed to occur. Since the proposed terms of the proposed notes are substantially different from the existing notes, the original Senior Notes would be deemed to be extinguished and the new senior notes would be recognized as a new financial liability. CSR currently has the option to settle the 12.75% US$ Senior Notes due 2014 at any time at a price of $103.188 or after February 15, 2012 at $100.00. The proposed exchange is based on the minimum tender condition of US$60 million in notes being met. For purposes of this pro forma financial information, it has been assumed that US$60 million of the notes will be exchanged and US$9.8 million will be settled for cash of $9.8 million. Based on the above assumptions, a gain of $2.1 million, would result from this extinguishment for the difference between aggregate of the estimated fair value of the new senior notes to be issued, the cash to be paid to settle old senior notes and the fees to be paid to the note holders to complete the exchange and settlement and the carrying amount of old senior notes and accrued interest as at November 30, 2010. Estimated costs of $0.9 million and fees of $1.0 million have been netted in the gain. There is no assurance that the exchange of the senior notes can be made at the assumed terms or will occur. It is possible CSR will have to change the terms of the Senior Notes and such changes may be material.

The extinguishment of the senior notes and net loss on the settlement of other debt as described in l) is estimated to result in a net loss is $3.1 million. This pro forma net loss has not been reflected in the unaudited pro forma consolidated statement of loss as the net loss will be incurred by CSR prior to the combination transaction. The net loss was recorded as an increase in CSR’s deficit in the unaudited pro forma consolidated balance sheet and a corresponding pro forma adjustment was made to eliminate the deficit balance created as a result of the loss recorded in CSR’s statement of loss prior to the acquisition being completed.

h)
Adjustment to recognize the issuance by CSR of 9.75% Canadian denominated Senior Notes due 2018 with a principal amount of $70.0 million. As a condition of the combination transaction, CSR is required to issue new notes assumed to be issued in g) in a minimum amount of $130.0 million. This unaudited pro forma financial information assumes the notes will be issued at par, denominated in Canadian dollars and at a 9.75% interest rate, which is based on management’s best estimates of market conditions that will occur when the notes are issued. The carrying amount of the notes have been adjusted for the assumed transaction costs of $1.8 million. There is no assurance that such Senior Notes can be issued at the assumed terms or will be issued. It is possible CSR will have to change the terms of the Senior Notes and such changes may be material.

NOTES TO PRO FORMA FINANCIAL INFORMATION (Continued)

(unaudited)

(amounts in Canadian dollars, unless noted)

2.	PRO FORMA ADJUSTMENTS (Continued)

i)
Adjustments to recognize the settlement of the XM Credit Facility and related accrued interest with a carrying amount of $27.4 million as at November 30, 2010 for a cash payment of $30.0 million and the settlement of the subordinated promissory notes of CSR and related interest with a carrying amount of $2.4 million as at November 30, 2010 for their face amount and cash payment of US$4.9 million. A loss on extinguishment of $5.1 million is expected to result on these settlements, which has not been recorded in this unaudited pro forma consolidated statement of loss as the net loss will be incurred by CSR prior to the close of the combination transaction. The actual amounts of the XM Credit Facility, the subordinated promissory notes and the related interest and cash payments required to settle these obligations will change due to the passage of time before closing and such amounts may be material. The loss of $5.1 million is included in the net loss of $3.1 million described in note g) above.

j)	The effect of the adjustments to debt and interest expense as a result of the proposed refinancing transactions described in adjustments g), h) and i) are as follows:

	Actual			Pro Forma
	Debt outstanding at November 30, 2010	Interest expense for 3 months ended November 30, 2010	Interest expense for 12 months ended August 31, 2010	Debt outstanding at November 30, 2010	Interest expense for 3 months ended November 30, 2010	Interest expense for 12 months ended August 31, 2010
9.75% New Senior notes	-	-	-	$130,000,000	$3,168,750	$12,675,000
12.75% US$ Senior notes	$71,865,335	$2,274,778	$11,151,187	-	-	-
8% convertible notes	17,104,816	614,585	2,375,961	18,993,225	474,831	1,899,322
Promissory notes I	1,094,934	92,639	323,959	-	-	-
Promissory notes II	1,291,850	114,080	381,528	-	-	-
XM credit facility	27,391,954	1,266,496	3,608,686	-	-	-
	$118,748,889	4,362,578	17,841,321	$148,993,225	3,643,581	14,574,322
Interest on other obligations		493,883	1,861,730		493,883	1,861,730
Pro forma adjustment on promissory notes note (2)(e)(iii)		-	-		18,352	73,408
Total interest expense		$4,856,461	$19,703,051		$4,155,816	$16,509,460

The effective interest rate of the new Senior Notes is estimated to be 9.75%. A variation of 1/8% in the stated interest rate on the new Senior Notes would increase or decrease interest expense by $0.2 million. The fair value of the new Senior Notes has been estimated to be equivalent to the face amount at issuance.

The fair value of the 8% convertible notes has been determined to be $19.0 million as at November 30, 2010 based on market conditions for similar convertible notes with similar remaining term of maturity as the notes. As required by CICA Handbook section 3863, Financial Instruments  - Presentation, the fair value of the convertible debt has been allocated between a financial liability and equity components based on determining the fair value of the liability element, the most easily measurable component and the residual was assigned to the equity element. As a result, the effective rate on the convertible debt is 10.0%. The pro forma interest expense has been adjusted to reflect the revised estimate of the effective interest rate.

k)
Adjustment to eliminate the foreign currency gains and losses recognized on the 12.75% US$ Senior Notes and the US$ Promissory Notes that are proposed to be settled as described in adjustments g) and i) and based on the assumption the new senior notes referred to in adjustment h) are denominated in Canadian dollars.

l)
Payment, directly or indirectly by Sirius or the Combined Group, of Sirius’ cash at September 30, 2010 of $49,278,899 in excess of the Required Cash Balance of $9 million to former shareholders of Sirius in the amount of $39,185,252, net of a contingent liability accrued on the books of Sirius of $1,093,647. The payment will be made in part as a return of the capital on Sirius Class C shares, in part as a payment of the accrued dividends on the Sirius Class C shares and in part as a repayment of promissory notes issued on the sale of Sirius Class C shares to CSR. To the extent that these cash payments do not fully extinguish the share capital and accrued dividends in respect of the Sirius Class C shares, the remaining value of payment due to the shareholders not paid out in cash will be settled by CSR as part of the closing steps through the issuance of Class A or Class B shares. The pro forma balance sheet reflects a reduction of the dividend payable of $13,172, 252, which are accrued by Sirius at September 30, 2010 and a net decrease of $26,013,000 in share capital to reflect the return of capital and the elimination on consolidation of a portion of the Sirius preferred shares which will be purchased by CSR (refer to note (e) (i) describing the issuance of CSR shares as consideration transferred).

NOTES TO PRO FORMA FINANCIAL INFORMATION (Continued)

(unaudited)

(amounts in Canadian dollars, unless noted)

2.	PRO FORMA ADJUSTMENTS (Continued)

m)
Adjustment for contractual severance payments due based on change of control provisions in employment agreements in the amount of approximately $2.1 million for CSR. Also includes an adjustment for a contractual amount payable in a lump sum to a member of senior management of Sirius where the amount payable is up to $0.4 million. Retention bonuses of $0.4 million are accrued by CSR at November 30, 2010 and would be paid at or prior to close. Of these total amounts, $1.8 is to be paid on closing resulting in a reduction of cash of $1.8 million and the remainder of $1.1 million will increase accrued liabilities. These amounts have not been included in the pro forma statements of loss as the amounts are non-recurring and directly as a result of the combination transaction. No adjustments have been made for costs of other integration costs that may be incurred after the closing of the combination transaction.

n)
Adjustment for committed transaction costs related to the combination transaction expected to be paid at closing in the amount of $2.7 million and a related reduction of cash. Committed costs of Sirius amount to $0.6 million and of CSR amount to $2.1 million. All transactions costs incurred will be recorded as an expense when incurred by the respective companies. No adjustment has been made for other costs that may be incurred related to the combination transaction for which the company does not have a firm commitment. These costs are estimated to be $5.2 million. The transaction costs have not been included in the unaudited pro forma statement of loss as these costs are non-recurring costs directly attributable to the combination transaction.

o)
Adjustment for future income taxes for the change in future income tax liabilities related to the increase in fair value of indefinite lived intangible assets acquired for which a portion of the temporary difference is expected to be recovered through a sale rather than amortization. The future tax consequence related to this temporary difference has been recognized at a tax rate of 25%.

p)	The net adjustments to cash as a result of the above adjustments are as follows:

Proceeds from the issuance of new Senior Notes, net of transaction costs of $1.8 million	(h)	$68,200,000
Payments for existing $US senior notes settled plus fees of $1.047 million and transaction costs of $0.9 million	(g)	(11,747,000)
Payment for settlement of XM Credit Facility and Subordinated Promissory Notes	(i)	(34,900,000)
Net increase in cash related to financing adjustments		$21,553,000
Payment to Sirius shareholders	(l)	$(39,185,252)
Retention and termination payments paid at closing	(m)	$(1,800,000)
Transaction costs related to combination transaction	(n)	$(2,700,000)
Net reduction in cash related to the combination transaction		$(43,685,252)

q)	Adjustments were also recorded to reflect the elimination of CSR’s deficit of share capital of $334,152,570, deficit of $370,138,405 and contributed surplus of $29,886,938.

r)
As the Combined Group pro forma consolidated statement of loss presented a pro forma loss, it has been assumed that it is more likely than not that the pro forma future tax assets will not be realizable and no future income tax recovery has been recognized during the periods presented.

NOTES TO PRO FORMA FINANCIAL INFORMATION (Continued)

(unaudited)

(amounts in Canadian dollars, unless noted)

(j)         EARNINGS PER SHARE

	Three months ended November 30, 2010	Year ended August 31, 2010
Basic and diluted pro forma earnings per share computation
Numerator:
Pro forma net loss attributable to common shares	$(7,630,179)	$(41,100,643)
Denominator:
Number of CSR shares related to Sirius Shareholders	71,284,578	71,284,578
Number of CSR shares related to CSR shareholders	51,523,578	51,523,578
Pro forma weighted average outstanding shares	122,808,156	122,808,156
Basic and diluted pro forma net loss per share	$(0.06)	$(0.33)

The number of shares related to Sirius Shareholders is based on the weighted average number of common shares outstanding of Sirius multiplied by the exchange ratio of 58%.

The number of shares related to CSR Shareholders is based on the number of common shares and common share equivalents outstanding as at November 30, 2010 adjusted for 103,323 additional Class A shares issued during the period from December 1 to 31, 2010.

For purposes of the weighted average number of shares outstanding, the Class B Voting Shares are converted into the equivalent number of Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share.

The stock options and equity instruments potentially issuable under the convertible debt of CSR have not been included in the computation of diluted loss per share, as they would have been anti-dilutive for the periods presented.